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10015464

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Corporacion Financiera Del Valle SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03437 FISCAL YEAR 12-31-09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 4/2/10

FILE No. 823437

12-31-09
AR/S

STATUTORY AUDITOR'S REPORT

(Translation of a report originally issued in the Spanish language)

To the Stockholders of Del Valle SA
CORPORACIÓN FINANCIERA ~~COLOMBIANA~~ S.A.:

I have audited the accompanying consolidated financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A. and subsidiaries, which comprise the balance sheets as of December 31 and June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the semesters then ended, and the summary of significant accounting policies and other explanatory notes.

Note 1 to the consolidated financial statements indicates the consolidated subsidiaries as of December 31 and June 30, 2009, as well as the effects of such consolidation. The financial statements of some subsidiaries were reviewed or audited by other statutory auditors and external auditors, whose reports were supplied to me, except for Gas Comprimido del Perú S.A. since this company do not have external auditors as of December 31, 2009. Therefore, my opinion on the figures related to those subsidiaries included in the consolidated financial statements as of December 31 and June 30, 2009, is solely based on the reports of those statutory auditors and external auditors.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting instructions and practices issued by the Office of the Superintendent of Finance in Colombia. This responsibility includes: designing, implementing and maintaining internal controls relevant to the risk management, preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

My responsibility is to express an opinion on these consolidated financial statements based on my audits. I obtained the information necessary to comply with my functions and conducted my audits in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The audit procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

In my opinion, based in my audits and the reports of other statutory auditors and external auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Corporación Financiera Colombiana S.A. and subsidiaries as of December 31 and June 30, 2009, the consolidated results of its operations, the consolidated changes in its stockholders' equity, and its consolidated cash flows for the semesters then ended in accordance with accounting instructions and practices established by the Office of the Superintendent of Finance in Colombia.

As indicated in Note 1, in October 26, 2009, the Company subsidiary Casa de Bolsa Corficolombiana S.A. was merged with Valores del Popular S.A., Valores de Occidente S.A. y Valores Bogotá S.A.; therefore, the consolidated financial statements as of December 31, 2009, do not include this company.

WILLIAM ALEXANDER GALVIS GUZMÁN
Statutory Auditor
Professional License No. 74138-T
Appointed by Deloitte & Touche Ltda.

February 19, 2010

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATES

GENERAL BALANCES CONSOLIDATED AS OF DECEMBER 31 AND JUNE 30, 2009
(Stated in Million Pesos)

ASSETS	December 31st, 2009		June 30, 2009	
AVAILABLE, NET (Note 3)		$ 245.524,0		$ 197.283,4
Legal Currency	206.835,0		70.212,7	
Foreign Currency	38.689,0		127.070,7	
ACTIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS (Note 4)		759.806,9		37.760,4
INVESTMENTS, NET (Note 5)		3.903.693,6		2.799.221,9
Negotiable in Debt Securities	563.804,9		330.622,0	
Negotiable in Participative Securities	457.087,5		50.101,7	
To maintain until Maturity	22.821,3		9.835,8	
Available for Sale in Debt Securities	552.763,7		659.469,3	
Available for Sale in Participative Securities	1.102.076,4		1.292.419,6	
Investments Re-Purchase Rights	1.214.992,8		466.922,5	
Minus: Provision	(9.853,0)		(10.149,0)	
LOANS PORTFOLIO, NET (Note 6)		501.247,4		500.613,9
Consumption Loans, Suitable Guaranty	1.919,7		2.233,1	
Category A, Normal Risk	1.766,8		1.982,5	
Category B, Acceptable Risk	128,4		172,7	
Category C, Substantial Risk	-		26,4	
Category D, Significant Risk	24,5		22,9	
Category E Uncollectible	-		28,6	
Consumption Loans, Other Guaranties	14,1		19,6	
Category A, Normal Risk	5,6		11,7	
Category D, Acceptable Risk	0,6		2,0	
Category E Uncollectible	7,9		5,9	
Minus: Provision	(55,0)		(102,3)	
Commercial Portfolio, Suitable Guaranty	470.479,6		494.769,4	
Category A Normal	393.184,9		429.358,0	
Category B Acceptable	45.532,7		37.315,4	
Category C Substantial	13.407,3		12.316,1	
Category D Significant	13.024,4		12.584,1	
Category E Uncollectible	5.330,3		3.195,8	
Minus: Provision	(23.679,8)		(24.155,8)	
Commercial Portfolio, Other Guaranties	53.373,2		28.233,2	
Category A Normal	46.734,7		25.674,1	
Category B Acceptable	4.172,3		157,4	
Category C Substantial	376,4		7,3	
Category D Significant	353,8		1.066,0	
Category E Uncollectible	1.736,0		1.328,4	
Minus: Provision	(796,6)		(375,1)	
Minus: General Provision	(7,8)		(8,2)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 7)		37.831,4		79.194,4
Rights	4.860.803,6		4.962.197,7	
Obligations	(4.822.972,2)		(4.883.003,3)	
ACCOUNTS RECEIVABLE, NET (Note 8)		234.539,7		231.983,7
Interest	1.894,4		1.050,6	
Commissions and Fees	5.987,3		5.631,5	
Other	240.540,5		238.375,2	
Minus: Provision	(13.882,5)		(13.073,6)	
REALISABLE GOODS, RECEIVED IN PAYMENT AND RESTORED, NET (Note 9)		165.419,2		156.851,5
Realisable Goods	158.342,2		149.984,1	
Goods Received in Payment	26.456,9		27.178,6	
Leasing Agreements Restored Goods	5.542,9		5.702,2	
Goods Not Used in the Corporate Purpose	585,9		585,9	
Minus: Provision	(25.508,7)		(26.599,3)	
PROPERTIES, EQUIPMENT AND GOODS GIVEN IN LEASING, NET (Note 10)		333.351,1		288.948,3
Land, Buildings and Current Constructions	227.657,1		222.952,8	
Equipment, Furniture and Office Fixtures	28.480,4		28.916,1	
Computers	28.095,7		28.055,4	
Other	392.663,9		350.674,3	
Minus: Depreciation and Accumulated Amortisation	(337.025,1)		(335.123,4)	
Minus: Provision	(6.520,9)		(6.526,9)	
EXCESS INVESTMENT COST ON VALUE ON BOOKS (Note 11)		2.006,7		3.048,9
OTHER ASSETS, NET		712.633,6		701.469,5
Permanent Contributions	35.398,0		20.139,3	
Early Expenses and Deferred Charges (Note 12)	412.870,4		390.747,8	
Goods to be Located in Leasing Contracts	20.856,2		20.258,2	
Other (Note 12)	266.910,6		293.842,3	
Minus: Provision	(23.401,6)		(23.518,1)	
VALORISATIONS (Note 13)		683.423,5		532.329,1
Investments available for Sale in Participative Securities of Low or Minimum or without quotation in the Stock Exchange	282.624,1		154.604,4	
Property and Equipment	385.621,9		363.030,6	
Other	15.177,5		14.694,1	
DE-VALORISATIONS (Note 13)		(1.177,7)		(751,9)
TOTAL ASSETS		$ 7.578.299,4		$ 5.527.953,1
CONTINGENT ACCOUNTS CREDITOR PER CONTRA (Note 25)		342.857,2		246.762,9
DEBTOR CONTINGENT ACCOUNTS (Note 25)		2.076.886,7		1.314.933,6
DEBTOR MEMORANDUM ACCOUNTS (Note 26)		8.366.297,8		7.864.537,3
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 27)		4.121.553,6		4.097.794,6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$ 14.907.595,3		$ 13.524.028,4

LIABILITIES AND EQUITY OF STOCKHOLDERS	December 31st, 2009		June 30, 2009	
DEPOSITS AND CURRENT LIABILITIES		$ 1.630.055,4		$ 1.433.895
Term Deposit Certificates (Note 14)	1.461.682,1		1.279.936,7	
Savings Deposit	167.537,7		153.369,6	
Other (Note 14)	835,6		588,5	
PASSIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS (Note 15)		2.040.782,7		576.903,2
BANK LOANS AND OTHER FINANCIAL OBLIGATIONS (Note 16)		330.444,2		318.628,5
Other Entities of the Country	317.197,8		302.975,3	
Foreign Entities	13.246,4		15.653,2	
ACCOUNTS PAYABLE		273.643,7		229.498,0
Interests (Note 17)	22.617,9		24.141,7	
Commissions and Fees	1.677,9		1.695,4	
Dividends and Surplus	55.531,9		45.777,5	
Other (Note 17)	193.816,0		157.883,4	
INVESTMENT SECURITIES IN CIRCULATION (Note 18)		208.169,6		243.159,0
OTHER LIABILITIES (Note 19)		200.639,1		151.535,8
Consolidated Labour Obligations	19.728,4		16.203,7	
Early Income and Deferred Credits	84.200,3		42.865,9	
Retirement Pensions	19.205,3		18.006,8	
Other	77.505,1		74.459,4	
ESTIMATED LIABILITIES AND PROVISIONS (Note 20)		21.904,8		46.532,7
Labour Obligations	2.418,5		3.481,0	
Taxes	15.056,0		37.039,8	
Other	4.430,3		6.011,9	
INVESTMENT COST DEFECT ON VALUE ON BOOKS (Note 21)		9.724,1		11.870,9
TOTAL EXTERNAL LIABILITIES		4.715.363,6		3.012.022,9
MINORITARY INTEREST		337.786,0		329.406,8
TOTAL LIABILITIES		5.053.149,6		3.341.429,7
STOCKHOLDERS' EQUITY		2.525.149,8		2.186.523,4
SOCIAL CAPITAL (Note 22)		1.713,2		1.713,2
RESERVES		1.319.239,6		1.287.388,9
Legal Reserve (Note 23)	91.782,7		91.035,3	
Statutory and Occasional Reserves (Note 23)	585.012,9		554.140,3	
Bonus in Stock Placement	642.444,0		642.213,3	
SURPLUS		544.875,8		610.370,3
Non Realised Profit in Investments				
Available for Sale (Note 24)	101.165,4		306.444,5	
Valorisations	452.341,7		312.136,7	
De-valorisations	(8.631,3)		(8.210,9)	
FORMER PERIODS RESULTS		144.134,8		133.866,2
PROFIT OF THE PERIOD		515.186,4		153.184,8
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7.578.299,4		$ 5.527.953,1
CREDITOR CONTINGENT ACCOUNTS (Note 25)		342.857,2		246.762,9
Endorsements and Guaranties	138.620,6		107.370,6	
Other Contingencies	204.236,6		139.392,3	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA (Note 25)		2.076.886,7		1.314.933,6
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA (Note 26)		8.366.297,8		7.864.537,3
CREDITOR MEMORANDUM ACCOUNTS (Note 27)		4.121.553,6		4.097.794,6
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$ 14.907.595,3		$ 13.524.028,4

The notes are an integral part of the consolidated financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained under these consolidated financial statements.

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA C. CASTRO ORTÍZ
ACCOUNTANT (*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. No. 74138-T
(See my attached Report)

CORPORACIÓN FINANCIERA COLOMBIANA S.A. AND SUBORDINATED COMPANIES

CONSOLIDATED STATUS OF RESULTS
FOR THE SEMESTERS ENDED ON DECEMBER 31 AND JUNE 30, 2009
(Stated in Million Pesos)

	December 31, 2009		June 30, 2009	
DIRECT OPERATING INCOME		$ 1.929.192,9		$ 1.088.495,8
Interest and Discount Loan Portfolio Amortisation and other interest	17.415,8		10.837,9	
Profit in Investment Valuation Neg Debt Securities	20.363,8		43.799,1	
Profit in Investment Valuation Neg Participative Securities	174.226,0		3.763,6	
Profit in Investment Valuation to be Maintained until Maturity	338,0		2.879,9	
Profit in Investment Valuation Available for Sale Debt Securities	30.176,4		33.366,9	
Realised Profit in Investments Available for Sale	285.101,9		28.848,5	
Commissions and Fees	25.059,5		23.004,3	
Profit in Short Positions of Repo, Simultaneous Operations and Temporary Transference of Securities	668.202,8		4.115,7	
Profit in Valuation of Cash Operations	4.160,9		4.743,1	
Profit in Valuation of Derivatives	484.297,8		382.705,8	
Changes	188.344,3		540.649,1	
Profit in Sale of Investments	31.505,7		9.781,9	
DIRECT OPERATING EXPENSES		1.448.381,2		1.038.241,9
Interest, Amortised Bonus, Discount Amortisation and Sales Costs	78.901,8		102.156,8	
Realised Loss in Investments Available for Sale	-		2.508,5	
Commissions	10.128,6		7.960,9	
Loss in Short Positions of Repo, Simultaneous Operations and Temporary Transference of Securities	682.011,0		5.131,8	
Loss in Valuation of Derivatives	419.237,1		330.660,9	
Changes	234.996,7		574.887,0	
Loss in Sale of Investments	15.723,4		9.579,2	
Loss in the Valuation of Cash Operations	7.382,6		5.356,8	
DIRECT OPERATING RESULT		480.811,7		50.253,9
OTHER INCOME AND OPERATING EXPENSES - NET		135.917,3		202.950,2
OPERATING INCOME		445.322,1		514.455,7
Dividends and Participations	11.966,2		69.877,5	
Other (Note 29)	433.355,9		444.578,2	
OPERATING EXPENSES		309.404,8		311.505,5
Personnel Expenses	74.626,6		71.768,8	
Other (Note 30)	234.778,2		239.736,7	
OPERATING RESULT BEFORE PROVISIONS, DEPRECIATIONS AND AMORTISATIONS		616.729,0		253.204,1
PROVISIONS		13.763,4		18.205,2
Investments	721,8		3.895,6	
Loan Portfolio	7.564,6		7.809,6	
Accounts Receivable	3.426,3		4.009,6	
Property and Equipment	-		284,6	
Other (Note 31)	2.050,7		2.205,8	
DEPRECIATIONS - OWN USE GOODS		6.565,6		6.296,5
AMORTISATIONS		13.070,7		11.298,0
NET OPERATING RESULT		583.329,3		217.404,4
NON OPERATING INCOME		27.539,0		31.187,7
Non Operating Income (Note 32)	25.392,1		28.766,8	
Minoritary Interest	-		274,0	
Amortisation Defect of Investment Cost over Value on Books	2.146,9		2.146,9	
NON OPERATING EXPENSES		50.788,2		43.305,0
Non Operating Expenses	27.558,7		13.895,7	
Minoritary Interest	22.292,8		27.579,8	
Amortisation Excess of Investment Cost over Value on Books	936,7		1.829,5	
NET NON OPERATING RESULT		(23.249,2)		(12.117,3)
PROFIT BEFORE INCOME TAX		560.080,1		205.287,1
INCOME TAX AND COMPLEMENTARIES		44.893,7		52.102,3
PROFIT OF THE PERIOD		$ 515.186,4		$ 153.184,8

The notes are an integral part of the consolidated financial statements.

(*) The undersigned Legal representative and Accountant certify that we have previously verified the statements contained under these consolidated financial statements.

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA C. CASTRO ORTÍZ
ACCOUNTANT(*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. No. 74138-T
(See my attached Report)


Corficolombiana

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31 AND JUNE 30, 2009


Corficolombiana

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31 AND JUNE 30, 2009

(In million Colombian pesos, except as indicated)

1. REPORTING ENTITY

Corporación Financiera Colombiana S.A. (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance under Resolution dated October 18, 1961, a commercial incorporated company constituted on November 27, 1961 by means of Public Deed No. 5710 of Notary Office One of Cali, with a term of the corporation foressen until October 2nd, 2051, that may be extended by a simple decision of the Stockholders Assembly.

By means of public deed No.12.364 of December 30, 2005 executed in Notary Office 18 of Bogota, the merger between Corporación Financiera del Valle S.A.(absorber entity) and Corporación Financiera Colombiana S.A.(absorbed entity) was formalised. In this same public deed the absorber entity modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from Cali to Bogota and increased its authorised capital to $1.715.

With public deed No.10410 of Notary Office 71 of Bogotá, on December 26, 2007 the merger between Corporación Financiera Colombiana (absorber entity) and the company Proyectos de Energía S.A. (absorbed entity) was formalised, that was dissolved with no liquidation.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to these kind of credit entities by Estatuto Orgánico del Sistema Financiero (the Financial System Organic Statute) or such other especial provisions or regulations that substitute, modify or addition it. In the performance of this purpose, the company may take all actions and execute all contracts in order to promote savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in those sectors on which it is authorized to extend its services, as granting them medium and long term financing and offering them especialised financial services that contribute to their development.

The Corporation has its main domicile in Bogota city and operates through its 5 regional offices and 5 agencies in different citis in the country, as of December 31, 2009. The Corporation has no non-banking correspondents. As of December 31, 2009 the Corporation has 277 direct employees, 7 indirect employees and 24 temporary employees. It also has the following affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana

(Panamá) S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Gas Comprimido del Perú S.A., company abroad, Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, undergoing are-structuring process, Estudios y Proyectos del Sol S.A., (before Inversora en Aeropuertos S.A.), and Industrias Lehner S.A. The attached financial statements include assets, liabilities and results of the General Direction and its branch offices. The attached financial statements consolidate assets, liabilities and results of the Home Office and its financial and real sector subordinates.

Leasing Corficolombiana S.A. – Commercial Financing Company is a private corporation established according with Colombian laws, set up on January 21, 1988 under Public Deed No. 116 of Notary Office One of Cali. On July 23, 1993, through Resolution 2455, the Superintendence of Finance authorised the conversion of Leasing del Valle S. A., in a Commercial Financing Company specialised in leasing, in conformity with the provisions of Law 35 of 1993. This conversion was established under Public Deed No. 2793 of August 10, 1993 of Notary Office Five of Cali, filed in Cámara de Comercio on August 17, 1993 under number 69059 of book IX. The term of the Company is until October 19, 2093.

As a consequence of the conversion, the Company has diversified its services and has the due authorisation to make any of the operations characteristic of a Commercial Financing Company, resides its main corporate purpose of carrying financial leasing operations of all types as: capture of resources through term deposit certificates, credit granting, factoring, bank acceptances and repo operations, among others.

Banco Corficolombiana (Panamá) S.A. – Formed on August 10, 2004 and operating in the Republic of Panama with an International license granted by the Superintendence of Banks of the Republic of Panama according with resolution S. B. No. 214 – 2004 issued on September 17, 2004. Its main corporate purpose is to make loan operations, international leasing and other activities to finance work capital of various companies.

Fiduciaria Corficolombiana S.A. – Is a financial services company established according with Colombian Law on September 4, 1991 by means of Public Deed No. 2803 of Notary Office One of Cali.

The term of the Fiduciaria (Trust Company) expires on September 4, 2090. This term may be extended by the decision of the Stockholders Assembly.

Fiduciaria Corficolombiana S.A. has the exclusive purpose of developing al trust businesses regulated by law and complementary regulations, on all types of real estate or movable goods, corporeal and incoporporeal.

Organización Pajonales S.A. – It was created as a Corporation established according with Colombian Laws, by means of Public Deed No.1048 of May 2, 1980, granted at Notary Office

Two of Ibague (Tolima), and registered at the Chamber of Commerce of Ibague on May 5, 1980 under No. 4331 of the corresponding book.

According with Public Deed No. 0003509 of 21/12/06 of Notary Office 3 of Ibagué, filed on 28/12/06 under No. 0035795 of Book IX, the company changed its name from Compañía Agropecuaria e Industrial Pajonales S.A. for Organización Pajonales S.A.

The corporate purpose of the company is to industrially exploit agriculture, cattle and forestry; investment in and promotion of agriculture, cattle, forestry, agro-industrial, construction, real estate, commercial and industrial companies.

Hoteles Estelar S.A. – Its corporate purpose is the promotion, construction, administration and exploitation of hotels; the promotion of real estate and the acquisition, transfer, leasing and administration of real estate and movables.

Gas Comprimido del Perú S. A. – Its corporate purpose is the exploration, production, generation, storage, packing and transportation and/or transmission, distribution and trading of any type of energy in any form or state. The company was created on April 3, 2009 by means of public deed granted before a Notary Office in Lima city, with registry 12302719 of the Sunarp. It has domicile in Lima, Peru and was created for an indefinite term.

Valora S.A. – Its corporate purpose is the administration, counseling, planning, promotion, Trading, development, agency, investment and execution of any type of activities in the industrial, commercial or services sectors, and the exportation, importation, production, purchase and sale of all kind of goods and services and the investment in real estate and movables.

Proyectos de Infraestructura S.A. – Before Hacienda El Carmen Ltda., is a Corporation established according with Colombian laws on March 26, 1985, under Public Deed No. 893 of Notary Office One of Cali. The term of the company is until March 1st, 2043.

By means of Public Deed No. 562 of March 1st., 1993 of Notary Office One of Cali, the company Hacienda El Carmen Ltda., transformed from limited company to public limited company and changed its corporate purpose of Hacienda El Carmen Ltda. to Proyectos de Infraestructura S. A. The corporate purpose of Infraestructura S. A. consists mainly in the construction of public Works under the concession system and the total or partial development of construction of public and private works under any other system different to the concession system.

Estudios, Proyectos e Inversiones de los Andes S.A. – Is a company legally created by Public Deed number 12202 of January 5, 1988, executed in Notary Office 5 of Bogota, and amended by Public Deed number 20023 of March 13, 1995 of Notary Office 28 of Bogota. Its main domicile is Bogota D.C. city and the term established under the Bylaws is until October 5, 2036 but it may be dissolved or extended before this date. Its main purpose is to develop public service infrastructure projects, build roads, and in general road nets, invest in all types of infrastructure projects whether national or regional its main domicile is in Bogota.

Promotora y Comercializadora Santamar S.A. – Is a company created under public deed number 0061 of January 20, 1998 of Notary Office 09 of Bucaramanga, amended by public deed number 410 of March 10, 1998, with a term until December 31st, 2050. The main purpose of the company is to structure, develop, run and promote the Santamar Club tourist complex with time sharing, from the Santamar Club tourist and hotel Project, and operate, maintain and manage establishments constituted under any of the time sharing modes; it may also delegate the operation, maintenance or Management of these establishments at present operated and managed by Hotel Santamar y Centro de Convenciones located in Santa Marta.

Colombiana de Licitaciones y Concesiones Ltda. – Concecol – It was constituted on November 30, 1994 under Public Deed number 6626 of Notary Office 18 of Bogota, with a term until November 30, 2044. Its corporate purpose is the promotion, structuring and participation in all types of infrastructure projects, carrying out any type of contract, especially concession contracts with the Nation and other de-centralised entities of any level; the submittal of proposals or offers in public and private bids for any kind of infrastructure projects, especially public service, energy generation and transforming, transportation and roads, ports and communications; integral counselling to third parties in all kind of infrastructure projects intended to determine the feasibility and convenience of such projects, their financial schemes and proposal formulation, and also taking the necessary steps for obtaining loans fro their implementation and development. Its domicile is in Bogota.

Tejidos Sintéticos de Colombia S.A. – It was incorporated on June 27, 1985 under Public Deed number 1946 in Bucaramanga city and with a term until December 31st, 2085. Its corporate purpose is the assembly and exploitation of shops for the production of plastic and other similar materials made articles. Located in the Industrial Area of Chimita Km. 1, Bucaramanga.

Plantaciones Unipalma de los Llanos S.A. - Unipalma S.A. – It was incorporated by means of Public Deed number 2.627 of Notary Office 1 of Cali on June 20, 1966 under the name of "Metales Suramericanos Limitada", and after by Public Deed Lumber 6388 of January 23, 1986 of Notary Office 4 of Bogota it changed its name to its present name. Its corporate purpose is growing African palm tree in its different varieties and its industrial exploitation, and rendering of technical assistance services related to the cultivation and exportation of African palm tree. Its main domicile is Bogota city.

Pizano S.A. en restructuración – It was incorporated on September 11, 1962 under Public Deed No. 4900 of Notary Office Four of Bogota. Its legal term goes until September 11, 2050. The corporate purpose of the Company is the transformation of wood, the manufacture of articles or industrial products, construction materials, decoration and finished products based on lumber.

The statutory auditor of Pizano S.A. under re-structure indicates in its report of February 12, 2009 that on the consolidated financial statements of Pizano S.A. in re-structuring as of December 31, 2009:

- For the effects of the consolidated financial statements of Pizano S.A. under restructure as of December 31st, 2009, were not included in the consolidated as of December 31, 2009 the companies C.I. Pizano Trading S.A. and Sociedad Portuaria la Loma S.A., that are not consolidated due to their liquidation process.

- An emphasis paragraph was included to inform on a change in the depreciation method in Tablex III plant, crossing in straight line to production units in order to obtain a better cost association with present benefits of this plant. The effect of this change in accounting estimation represented a lower cost for depreciation in 2009 of approximately $ 2.675 million.

- The Maderas del Darién S.A. and Manufacturas Terminadas S.A. financial statements were audited by another statutory auditor who in his reports of January 26, 2010 issued opinions with no exceptions on them. My opinion with respect to the figures of these entities, included in the attached consolidated financial statements is based only in the reports received from the Maderas del Darién S.A. and Manufacturas Terminadas S.A. statutory auditor that were delivered to me.

Estudios y Proyectos del sol S.A. – Its corporate purpose is the promotion, structuring and participation in all types of infrastructure projects, for that purpose being able to execute any kind of contract, especially concession contracts with the Nation and other decentralised entities of any level; presentation of proposals or offers in public or private bids of any kind of infrastructure projects, especially of public services, energy generation and transformation, transportation and roads, ports and communications. Its domicile is in Bogota and it was incorporated under Public Deed 10308 of Notary Office 71 of Bogota on December 20, 2007, with a term until December 20, 2037.

Industrias Lehner S.A. – Its corporate purpose is the manufacture and trading of products used in the construction industry, manufactured based on aluminium, glass and wood. It was incorporated on October 5, 1957 by means of public deed 4714 of Notary Office Two of Cali, with a term until May 7, 2096. Its main domicile is Palmira city and it operates in North America, Central America and South America.

Casa de Bolsa Corficolombiana S.A. - Comisionista de Bolsa was incorporated as a Corporation established according with Colombian laws on April 26, 1991. The company was subject to the control and vigilance of the Superintendence of Finance of Colombia.

Its main purpose is the development of the commission agreement for the purchase and sale of securities, the development of market counselling services and other activities authorised by the Superintendence of Finance of Colombia.

The term of the Commissioner expired on April 26, 2090, notwithstanding on October 26, 2009 the company merged with Valores del Popular, Valores de Occidente and Valores Bogotá.

Corporación Financiera had a 94.5% participation in the commissioner.

The Corporation and some subordinates make semi annual closings except for: Banco Corficolombiana (Panamá) S.A., Gas comprimido del Perú S.A., Promotora y Comercializadora

Turística Santamar S.A., Tejidos Sintéticos de Colombia S.A., Pizano S.A. and Industrias Lehner S.A., that have yearly closings.

Assets, liabilities, equity and results of the home office and its subordinates as of December 31st and June 30, 2009 are as follows:

	December 2009				
	Assets	Liabilities	Equity	Profit (Loss) Of the Period	Particip. Direct %
Home Office and its Financial Subordinates	$ 6.555.528,6	$ 4.047.419,1	$ 2.508.109,5	$ 520.659,9	
Colombiana de Concesiones y Licitaciones Ltda.	74.604,8	42.559,3	32.045,5	2.432,2	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	321.337,0	227.499,5	93.837,5	18.526,8	94,87%
Hoteles Estelar de Colombia S. A.	272.846,0	100.663,9	172.182,1	5.980,0	84,91%
Industrias Lehner S. A.	82.328,9	55.789,6	26.539,3	(3.498,8)	49,83%
Estudios y Proyectos del Sol S. A.	9.035,7	61,0	8.974,7	(33,1)	94,98%
Organización Pajonales S. A.	146.454,4	35.936,7	110.517,7	(1.774,0)	94,99%
Pizano S. A.	336.971,8	128.226,0	208.745,8	1.320,3	39,99%
Plantaciones Unipalma de los Llanos S. A.	107.179,2	16.757,1	90.422,1	853,0	54,53%
Promotora y Comercializadora Santamar S. A.	19.126,8	2.810,0	16.316,8	157,2	84,55%
Proyectos de Infraestructura S. A.	310.487,4	191.296,3	119.191,1	27.285,8	88,25%
Tejidos Sintéticos de Colombia S. A.	32.952,0	10.569,0	22.383,0	147,3	94,99%
Valora S. A.	34.772,0	1.795,4	32.976,6	613,5	94,95%
Gas Comprimido del Perú	8.394,5	690,1	7.704,4	(1.109,2)	80,00%
Eliminations for consolidation	(733.719,7)	191.076,6	(924.796,3)	(56.374,5)	
	$ 7.578.299,4	$ 5.053.149,6	$ 2.525.149,8	$ 515.186,4	

	June 30, 2009				
	Assets	Liabilities	Equity	Profit (loss) Of the period	Particip Direct %
Home Office and its financial subordinates	$ 4.571.610,2	$ 2.420.380,4	$ 2.151.229,8	$ 140.868,7	
Colombiana de Concesiones y Licitaciones Ltda.	32.274,1	2.238,3	30.035,8	941,1	100,00%
Estudios, Proyectos e Inversiones de los Andes S.A.	300.736,4	202.671,5	98.064,9	22.904.7	94,87%
Hoteles Estelar de Colombia S. A.	262.849,8	98.114,1	164.735,7	5.717,4	84,91%
Industrias Lehner S. A.	84.163,2	56.896,0	27.267,2	(2.682,7)	49,83%
Inversora en Aeropuertos S. A.	8,7	0,9	7,8	(3,8)	94,98%
Organización Pajonales S. A.	152.574,0	40.400,9	112.173,1	2.081,7	94,99%
Pizano S. A.	314.719,5	120.780,9	193.938,6	1.864,9	39,99%
Plantaciones Unipalma de los Llanos S. A.	109.599,6	19.134,0	90.465,6	3.785,4	54,53%
Promotora y Comercializadora Santamar S. A.	19.127,1	2.968,6	16.158,5	31,7	84,55%
Proyectos de Infraestructura S. A.	299.940,6	184.311,2	115.629,4	23.875,0	88,25%

Tejidos Sintéticos de Colombia S. A.	31.883,5	9.586,3	22.297,2	282,3	94,99%
Valora S. A.	34.461,0	1.597,9	32.863,1	399,4	94,95%
Gas Compromido del Perú S.A.	8.886,3	2,0	8.884,3	(116,8)	80,00%
Eliminations for consolidation	(694.880,9)	182.346,7	(877.227,6)	(46.764,2)	
	$ 5.527.953,1	$ 3.341.429,7	$ 2.186.523,4	$ 153.184,8	

2. MAIN ACCOUNTING POLICIES

a. *Basic Accounting and of consolidation* – Accounting policies and those for the preparation of the consolidated financial statements of the Corporation and its national subordinates are in accordance with accounting regulations established by the Superintendence of Finance of Colombia, and on issues not provided thereunder, in accordance with the accounting norms and principles established in Colombia. Foreign subordinates prepare them according with international accounting regulations (NIC) and with norms and accounting practices in force in the country where they operate. For the effects of the consolidation adjustments and re-classifications were made in order to adapt them to the norms provided by the Superintendence of Finance of Colombia.

Accounts and transactions between the home office, its subordinates and among them were eliminated from the consolidation of the financial statements.

b. *Available* – It records high liquidity resources of the Corporation such as: cash, deposits in the Central Bank (Banco de la Republica), deposits in banks both in national and in foreign currency and in other financial entities both in the country and abroad.

Overdrafts in bank current accounts constitute liabilities in favour of the corresponding bank institution and are reflected in the overdraft passive account in bank current account.

The value of cheques drawn by the Corporation, that have not been collected after six months of the draw date are re-classified in the non collected drawn cheques passive account.

According with accounting instructions by the Superintendence of Finance, financial entities, in order to cover eventual losses originated by items pending to be clarified in banking conciliations, must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days when in national currency, and 60 days when in foreign currency, of permanence in such conciliations.

c. *Repo Operations, simultaneous and of temporary transference of securities.*- In repo, simultaneous and of temporary transference of securities operations a securities and money exchange occurs. In the case of a temporary transference of securities backed up by securities, the exchange occurs between securities.

In these operations, one of the parties, the transferer (or originator in the Ttv), gives these securities to the taker (receptor in the Ttv), and doing so transfers the property of them. In exchange, the taker (or receptor in the Ttv) gives the money to the transferor or originator.

In the securities temporary transfer (Ttv) backed up by securities, the receptor gives securities to the originator and when doing so, he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations and with it the counterparty shall be protected should a non compliance occur by who delivered the securities.

According with the norm, securities shall remain recorded in the balance of who delivers them initially and this entity shall valuate them and acknowledge their risks. Also, cash flows that generate securities within the term of the operation shall be restored to whom delivered them initially in the operation

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor as the case may be, must re-classify within their balance all values they have delivered in a repo operation, a simultaneous operation or a temporary transfer of securities and additionally, they shall register them within their order accounts to disclose deliver of them.

The taker, the receptor or the originator as the case may be, shall register in their order accounts receipt of securities coming from all operations mentioned.

Entities participating in repo, simultaneous operations and of temporary transfer of securities shall register money resources product of these operations in their respective Values transferred under repo operations, simulatenous operations or of temporary transfer of securities are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time of a non compliance with the corresponding operation or when one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or is part of global debt re-structuring agreements.

In such event, the transferor, originator or receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of the celebration of temporary transfer of securities, or repo or simultaneous operations that are again delivered due to any of such operations, are only recorded through order accounts.

When the operation through which securities were initially obtained takes place, the record made in order accounts shall be reverted, and the rule provided in the third paragraph for securities delivered under repo, simultaneous and of temporary transfer operations shall apply.

When the taker, the originator or the receptor incur in an 'in short' position they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Yield of repo or simultaneous operations shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities in return for an amount of money, assuming in such act and time the compromise of transfering again the property to the "transferir" on the same day or in a future date and at a determined price for securities of the same kind and characteristics. This participant in the operation shall be called the "taker".

The passive position in a Repo or simultaneous operation is present when a person transfer the property of securities in return for the payment of an amount of money, assuming in that same action and momento the compromise of acquiring them again from its counterparty or to acquire from this counterparty securities of the same kind and characteristics on the same day or on a subsequent date and at a pre-determined price amount. This participant in the operation shall be called the "transferor".

d. *Interbank funds* – Interbank funds are those funds that a financial entity places (receives) in (from) another financial entity directly and with no investment transference or loan portfolio agreement. These are operations related to the corporate purpose that are agreed at a term of not more than thirty (30) common days, provided that with such operations the entity looks for taking advantage of excesses or substitute liquidity defects.

Interbank funds operations also include 'over- night' called transactions, made with foreign banks using funds from the national financing entity.

e. *Investments* - It includes investments acquired by the Corporation in order to maintain a liquidity secondary reserve, of acquiring direct or indirect control on any financial sector company or technical services, of complying with legal or regulatory provisions, or with the exclusive purpose of significantly eliminating or reducing the market risk to which assets, liabilities or other elements of the financial statements are exposed.

Following is the way on which the different types of investment are rated, valuated and accounted:

Rating	Term	Characteristics	Valuation	Accounting
Negotiable in debt securities	Short Term	Securities acquired with the purpose of obtaining profits for price fluctuations.	They use fair exchange prices, reference rates and/or margins estimated and published by the Stock Exchange of Colombia on a daily basis.	The difference between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of

Rating	Term	Characteristics	Valuation	Accounting
				2007 of the Superintendence of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, thus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be held until maturity	Until maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for Sale – debt securities	One Year	Once the year is finished, they may re-classify to aforementioned categories on the first following business day.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these securities or low or minimum marketability securities or securities with no quotation are recorded according with the following procedure: The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities	With no term	With low or minimum marketability, that have no quotation , securities the Corporation maintains in its capacity as controlling or	Investments in participative securities are valuated: Participative securities issued and negotiated in Colombia, inscribed In the stock exchange; these investments are valuated based on the daily valuation price published by an authorised agent,	Low or minimum marketability or with no quotation • The difference between the market value or the updated value of the investment and the

Rating	Term	Characteristics	Valuation	Accounting
		home office.	Participative Securities issued and negotiated in Colombia, not inscribed in the stock exchange; they are valuated monthly and increased or decreased in the participation percentage of subsequent equity variations, calculated based on the last certified financial statements. Said financial statements shall be as of June 30 and December 31 of each year ot the most recent ones when known and with no more than 6 months of age and are duly certified.	value on which the investment has been recorded, is accounted as follows: Should it be higher, Si es superior, in the first instante it decreases the provision or de-valorisation until it repletes and excess is recorded as a surplus for valorisation. Should it be less, it affects the surplus for valorisation until depletion and excess is recorded as a de-valorisation. • When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, the part accounted as surplus for valorisation is recorded as a revenue, with charge to the investment and such surplus is reverted. When dividends or profits are distributed in cash, the value accounted as surplus for valorisation is recorded as revenue, reverting such surplus and the dividend amount exceeding the same is accounted as a lower value of the investment.

Rating	Term	Characteristics	Valuation	Accounting
				High and Medium Marketability Updating of the market value of high and medium securities or those quoting in foreign stock exchanges internationally recognised, are accounted as an accumulated non realised profit or loss, within equity accounts, with credit or charge to the investment. Dii¿vidends or profits distributed in kind or in cash, included those coming from the capitalisation of the equity re-valorisation account, are recorded as a revenue up to the amount that corresponds to the investor. On profits or the issuer equity re-valorisation accounted by the issuer from the investment acquisition date, with charge to accounts receivable.
Negotiable Participative Securities			Investments in participative securities are valuated as follows: Participative securities issued and negotiated in Colombia, inscribed in the stock exchange, these investments are valuated based on the daily valuation price published by an authorised agent.	It is accounted as profit or loss within Status of Results, with deposit or charge to the investment.

Criteria for the valuation of investments - The determination of the fair Exchange value or price of a security or bond shall take into account all necessary criteria to assure compliance with the purpose of investments valuation provided under Chapter I of External Circular Letter 100 of 1995 issued by the Superintendence of Finance of Colombia, and in all cases as follows:

- Objectivity - The determination and assignment of the fair exchange value or price of a security or bond must be carried out based on technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect such price.

- Transparency and representativeness - The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis – The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in the regulation mentioned.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

With External Circular Letter 030 of 2009 – The marketability index was eliminated as a valuation referring; this Circular Letter entered into force on August 24, 2009, and is at present the referring in investment valuation.

Periodicity of the evaluation and of the accounting recording. Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Reclassification of investments – In order to keep an investment within any of the rating categories provided under Chapter I of External Basic Accounting and Financial Circular Letter 100 of 1995, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is part. At any time, the Superintendence may order the controlled entity to re-classify a security or bond, whenever it does not comply with the characteristics of the type on which it pretendes to be classified or said re-classification is required for a better disclosure of the financial condition of the investor.

Entities controlled may re-classify their investments in conformity with the following provisions:

Re-classification of investments to maintain until maturity to negociable investment – There is occasion for re-classifying securities or bonds of the investment to maintain until maturity category to the negociable investments category exists whenever any of the following circumstances occur:

- Significant deterioration in the issuer conditions, its home office, its subordinates or its related offices.

- Changes in the regulations that hinder maintaining the investment.

- Merger processes that lead to re-classification or the realisation of the investment, with the purpose of maintaining the previous risk position of interest rates or of adjusting to the loan risk policy previously established by the resulting entity.

- Other events not foreseen in the preceeding paragraphs, with previous authorisation by the Superintendence.

Re-classification of investments available for sale to negotiable investments or investments to be maintained until maturity. There is occasion to re-classify securities or bonds of the category of investments available for sale to any of the other two categories when:

- The term foreseen under numeral 3.3 of Chapter I of the Accounting and Financial Basic Circular Letter, External Circular Letter 100 of 1995.

- The investor looses its capacity as parent or controlling company if this event implies the decision to sell the investment or the main purpose to obtain profits for short term fluctuations of the price, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Accounting and Financial Basic Circular Letter, External Circular Letter 100 of 1995 be present.

- The investment goes from low or minimum marketability or with no quotation, to high or medium marketability. In this event, they shall only be re-classified from investments available for sale to negotiable investments.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations of them shall be taken into consideration. Consequently, non realised profits or losses shall be recognised as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the correspondign entity shall inform the Superintendence on the re-classification made, at the latest within the following ten (10) common days following the date thereof, indicating the rehaznos for the decision and living details on its effect in the status of results.

Bonds or securities classified or re-classified with the purpose of being part of negotiable investments may not be re-classified again..

Provisions or losses for qualification of credit risk – The price of securities or debt instruments, and the price of securities and participative securities with low or minimum marketability or with no quotation, must be adjusted on each valuation date based on the credit risk qualification, in conformity with the following provisions:

Except for the exceptional cases established by the Superintendence, securities or internal or external public debt securities or instruments issued or guaranteed by the Nation, those issued by the Central Bank, Banco de la Republica, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN shall not be subject to the provisions of this numeral.

Issuing Bonds or securities with external ratings - Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers may not be recorded for an amount exceeding the following percentages of their nominal value net of amortisations made up to the valuation date:

Long Term Rating	Maximum Value %	Short Term Rating	Maximum Value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Securities or bonds of non qualified issuers – For securities or debt securities with no external qualification, for securities or debt securities issued by entities not qualified, or for securities or participative securities, the provisions amount must be determined based on the methodology determined by the investor entity therefore. Such methodology must be previosuly approved by the Superintendence excercising control over the respective entity.

The price of securities and/or debt securities indicated under paragraphs c. and e. of numerals 6.1.1 and 6.1.2, and that of securities and/or participative securities with low or minimum marketability or with no quotation, shall be adjusted in each valuation date based on the credit risk qualification.

Cases on which there are no fair exchange prices established according with paragraph a. of numeral 2.1, nor margins referred under paragraph b. of the same numeral, for the valuation day, but reference rates do exist."

Those securities that may not be valuated in conformity with the aforementioned paragraphs of this numeral shall be valuated exponentially from the internal return rate calculated subject to the provisions of numeral 6.1.2 of this norm, on which case the value for which the investment has been recorded must be taken as the purchase price. This procedure must be maintained until the value may be valuated subject to some of the paragraphs already mentioned.

Investor entities with no approved internal methodology for the determination of the provisions referred hereunder shall be subject to the following:

Category	Risk	Characteristics	Provisions
A	Normal	They meet the terms agreed in the security or title and count on an adequate payment capacity of capital and interest.	Does not apply.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be higher than eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Appreciable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and therefore the probability to recover the investment is highly doubtful.	The net value can not be higher than forty percent (40%) of its net nominal value of amortisations made up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.
E	Un-collectable	Issuers that according with their financial statements and other available	The value of these investments shall be totally provided.

Category	Risk	Characteristics	Provisions
		information, it is considered that the investment is uncollectable. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	

f. *Loan portfolios and Leasing contracts* – Rating of the loan portfolio and leasing contracts, provisions and in general terms their administration is governed and recorded based on the following criteria:

- Housing loans are loans that independently from their amount, are granted to natural persons for the acquisition of new or used housing or the construction o fan individual house.

- Consumer loans are those loans granted independently from their amount, to natural persons and with the purpose of financing the acquisition of consumer goods or payment of services for non commercial or entrepreneurial purposes, different to those granted under the micro-credit mode.

- Rated as micro-credits are the Collection of active loan operations granted to micro-businesses where the main payment source of the obligation comes from revenues derived from their activity; the debtor's debt balance may not exceed one hundred and twenty (120) minimum monthly legal salaries in force at the time of approval of the corresponding loan active operation. Debt balance means the amount of obligations in force on behalf of the corresponding micro business with the financial sector and other sectors, in the records of the data Banks operators consulted by the corresponding creditor, excluding mortgage loans for the Financing of housing and adding the value of the new obligation. The definition of a micro business shall be that in the regulating provisions.

- Commercial loans shall be those granted to natural or legal persons for the development of organised economic activities, different to those granted under the aforementioned loan modalities.

Commercial financing companies are not authorised to make housing loans. Until now, Leasing Corficolombiana S.A. has not subscribed leasing contracts nor has made loan disbursements under the microbusiness rating.

The following approval is necessary to submit reports to risk centres, loan debt reports and record in the financial statements:

For commercial portfolio -

Adding
Reported categories

Report Category	Grouped Category
AA	A
A	B
BB	B
B	C
CC	C
C	C
D	D
E	E

For consumption portfolio:

Reported categories Addition

Report Category	Grouped Category
AA	A
A with present default between 0-30 days	A
A with present default greater than 30 days	B
BB	B
B	C
CC	C
C	C
D	D
E	E

With respect to the stoppage of yield causation, it is produced when a loan, according to its modality, presents a default thus: housing, default greater than 2 months; consumption, default greater than 2 months; microcredit, default greater than 1 month; and commercial, default greater than 3 months. Therefore, they shall not affect the status of results until they are effectively collected. Whilst collection is made, the corresponding record shall be made in contingent accounts.

Those loans that enter default and that have sometime not caused interest, monetary correction, adjustments in change, rates or income for other concepts shall cease to cause such income from the first day of default. Once they have been paid they may again cause them. Whilst they are collected, the corresponding record shall be made in contingent accounts.

In such cases where, as a consequence of restructuring agreements or any other type of agreement, capitalisation of interests recorded in contingent accounts or of punished portfolio balances is considered, including capital, interest and other Concepts, shall be accounted as a deferred payment in Code PUC 272035 and its amortisation to the status of results shall be made proportionally to values actually collected.

Leasing Corficolombiana S.A. monthly makes the alignment process that takes to the highest risk category credits of the same modality granted to it, except it demonstrates to the Superintendence of Finance the existence of sufficient reasons for its ratting in a lower risk category.

Criteria and procedures for the evaluation of the clients' commercial portfolio are the following:

Evaluation is made for all loans and leasing contracts in force. This evaluation shall be made at least in the months of May and November, and results shall be recorded as of the closing of the following month.

Criteria for the aforementioned evaluation are as follows:

a. Debtor and its co-debtors payment capacity considering loan characteristics and expected liquidity according with debtors' cash flows and solvency of its endorsers and other guarantors in conformity with the updated and documented financial information.

b. Income and expenditure flows and the debtors' cash flow and of the project to be financed. The debtor's solvency through variables as the indebtedness level and the quality and composition of assets, liabilities, equity and contingencies of the debtor and of the project.

c. Information from risk centrals, consolidated with the system and of the other commercial information sources the controlled entity has available.

Rules on rating and qualification of credit risk Commercial Portfolio – With Modelo de Referencia Comercial "MRC" (Commercial Reference Model) becoming effective from July 1, 2007, leasing contracts and commercial portfolio contracts must be rated in one of the following segments and loan risk categories according with Annex 3 of Chapter II of the Basic Accounting and Financial Circular Letter:

Segments:

Rating of the commercial portfolio by level of assets

Size of the company	Level of Assets
Big companies	More than 15.000 SMMLV
Medium companies	Between 5.000 and 15.000 SMMLV
Small companies	Less than 5.000 SMMLV

Additionally, a category called "natural persons" is created in which all natural persons debtors of commercial loans are grouped.

Rating of the commercial portfolio is as follows:

Category "AA"

Operations rated in this category reflect an excellent structuring and attention. The debtors' financial statements or project cash flows, and any other credit information indicate an optimum payment capacity in terms of the amount and the origin of revenues the debtors have to make required payments.

The following are minimum objective conditions for a credit to be rated in this category:

New credits or contracts shall be rated when granted in "AA", in compliance with defined credit approval policies.

Already granted credits or contracts with a default of not more than 29 days in their contractual obligations, this is with default between 0 and 29 days.

Notwithstanding, rated in higher risk categories are debtors that independently from complying with the aforementioned conditions, present a higher risk due to other factors.

Rating assigned at the time of loan granting shall only be valid on the first rating report, after which period it shall remain in this category if it did not present a default in its obligations different from the default defined for this category.

Category "A"

Operations rated in this category reflect appropriate structuring and attention. Debtor's financial statements or project cash flows and any other credit information indicate an adequate payment capacity in terms of the amount and origin of the revenues the debtors have to comply with required payments.

The following are the minimum objective conditions for a credit to be rated in this category:

New credits with a rating "A" when granted must be rated in this category.

Credits or contracts already granted that present a default equal to or higher than 30 days and less than 60 days in their contractual obligations, this is with a default between 30 and 59 days.

Nevertheless, debtors who independently from complying with the aforementioned conditions present a higher risk due to other factors are rated in higher risk categories.

Rating assigned at the time of granting shall only be valid in the first rating report after which period it shall remain in this category if it did not enter in default in its obligations, different from that default defined for this category.

Category "BB"

Operations rated in this category are served and protected in an acceptable way but there are weaknesses that may potentially affect, temporarily or permanently the payment capacity of the debtor or project cash flows, in such a way that should they not be timely adjusted, would affect normal loan or contract payments.

The following are the minimum objective conditions for a loan to be rated in this category:

New loans with qualification "BB" at the time of granting must be classified in this category.

Already granted loans or contracts with a default of more than or equal to 60 days and less than 90 days in their contractual obligations, this is between 60 and 90 days of default.

Notwithstanding, debtors who independently from complying with the aforementioned conditions present higher risk due to other factors, are rated in higher risk categories.

Rating assigned at the time of granting shall only be valid in the first rating report, after which period the loan shall remain in that category if it has no default in its obligations different from that defined for this category.

Category "B"

Rated in this category are loans or contracts with insufficiencies in the debtor's payment capacity or in the project cash flows that endanger the normal collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a loan to be rated in this category:

In this category new loans shall be rated when their rating at the time of granting is "B".

Loans or contracts already granted that present a default greater or equal to 90 days and less than 120 days in their contractual obligations, this is between 90 and 119 days of default.

Notwithstanding, debtors who independently from complying with the aforementioned conditions present a higher risk due to other factors, are rated in higher risk categories.

Rating assigned at the time of granting shall only be valid in the first qualification report, after which period the loan shall remain in this category should it not present default in its obligations different from that defined for this category.

Category "CC"

In this category loans or contracts presenting serious insufficiencies in the debtor's payment capacity or in cash flows of the project that significantly endanger collection of the obligation in the agreed terms are rated in this category.

The following are the minimum objective conditions for a loan to be rated in this category:

New loans with a rating "CC" assigned at the time of granting shall be rated in this category.

Loans or contracts already granted that present a default of more than or equal to 120 days and less than 150 days in their contractual obligations, or between 120 and 149 days of default.

Nevertheless, debtors who independently from complying with the aforementioned conditions present a higher risk due to other factors, are rated in higher risk categories.

Rating assigned at the time of granting shall only be valid in the first rating report, after which period the loan shall remain in this category if it did not present a default in its obligations different from the default defined for this category.

"Non compliance" category

The minimum objective conditions for a loan to be rated in this category are the events hereinafter described in Definition of Non Compliance.

Nevertheless, debtors who independently from non complying with the aforementioned conditions present a higher risk due to other factors are rated in this category.

Definition of non compliance in the commercial and consumption reference model. A non compliance is an event where a credit operation complies with at least one of the following conditions:

- Commercial loans with a default greater or equal to 150 days.

- Consumption Loans with default greater than 90 days.

- When from the quarterly information from risk centrals consolidated with the system, or from any other source of information, it may be established that the debtor records punished, restructured or extended in their terms for capital or interest payment obligations.

- When a debtor is under a bankruptcy proceeding or any kind of legal or administrative process that involves the compulsory administration or liquidation of the debtor.

Non Compliance Exceptions – Restructured obligations that comply with the following conditions shall not be considered non complied with:

Obligations that certify to the Superintendence of Finance the existence of cash payments of more than 10% of the balance due as of the restructuring date.

Extension of terms when non compliance probability is better.

Grace periods which indicate an improvement in the non compliance probability. Granting shall only occur in conditions where the client argues extraordinary situations on which it has incurred and that may affect the normal compliance with the obligation; this exception shall only apply in cases on which the client has not been restructured for due portfolio.

Capitalisation made by the stockholders or debtor associates.

Restructurings resulting from changes in interest rates due to market conditions or from term reductions.

Housing loans restructured at the request of the debtor, according with the provisions of article 20 of Law 546 of 1999.

Regulations on Commercial Portfolio provisions –

Individual total provision – The individual total provision is the result obtained when multiplying the debtor's exposition, the Non Compliance Probability (PI) of the Home Office indicated by the Superintendence of Finance and the Loss given the Non Compliance (PDI) corresponding to the debtor's guaranty. The regulating organism informs the Home Office used for calculating the individual total provision; for this period (June 30, 2009), the Home Office to be applied is B.

Counter cyclical individual provision – The counter-cyclical individual provision is constituted to adequately cover losses expected when facing changes inherent to the debtors' credit risk cycle.

This provision depends on the Home Office used for calculating the individual provision as explained:

Home Office A: The counter cyclical individual provision shall correspond to the difference resulting between the total individual provision and the individual provision.

Home Office B: The individual counter-cyclical provision shall correspond to the difference between the individual provision and the total individual provision.

Treatment of Guaranties - The PDI is applied on the value of the guaranty covering the exposition up to 100% of its value. In the case that the value of the guaranty is not sufficient to cover 100% of the exposition value, it may assign other guaranties (each with its corresponding PDI) until guaranties are assigned that correspond to 100% of the exposition value.

Should the guaranties not be sufficient to cover 100% of the exposition value, the PDI of the "Without Guaranty" category shall apply to the percentage of the uncovered exposition.

Loss given Non compliance (PDI) – Is defined as the economic deterioration in which the entity would incur should any of the non compliance situations occur.

The PDI for debtors rated in the non compliance category shall suffer a gradual increase according with the days elapsed after being rated in such category and its percentages shall be defined by Circular Letter 100 of 1995 Chapter 2 Annex 3 Numeral 5.2.

In order to confirm/homologate the different guaranties present in loan agreements with the definitions established by the Superintendence of Finance, classification is made according with the following homologations:

Guaranties rating		Model Guaranty of Commercial Portfolio Reference		PDI	Days after non compliance	PDI	Days after non compliance	PDI
0	With no guaranty	8	With no guaranty	55%	210	80%	420	100%
1	Mortgage 1st degree - suitable	4	Commercial and residential real estate	40%	540	70%	1080	100%
2	Mortgage 1st degree – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
3	Mortgage 2nd degree - suitable	4	Commercial and residential real estate	40%	540	70%	1080	100%
4	Mortgage 2nd degree - unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
5	Mortgage non acceptable	1	Non acceptable guaranty	55%	270	70%	540	100%
6	Security on vehicles - suitable	7	Other collateral	50%	360	80%	720	100%
7	Security on vehicles – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
8	Security on establishments - suitable	7	Other collateral	50%	360	80%	720	100%
9	Security on establishments – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
10	Security on mach & equipm -	7	Other collateral	50%	360	80%	720	100%

	Guaranties rating		Model Guaranty of Commercial Portfolio Reference	PDI	Days after non compliance	PDI	Days after non compliance	PDI
	suitable							
11	Security on mach & equipm – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
12	Term Deposit Certificates - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
13	Tdcs – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
14	Prom.Notes - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
15	Prom. Notes – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
16	Stock - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
17	Stock – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
18	Securities issued by leasing CFC or CFC	1	Non acceptable guaranty	55%	270	70%	540	100%
19	Merchandise deposit certificates	2	Acceptable financial collateral	0 – 12%	-	-	-	-
20	Pledge bonds - suitable	7	Other collateral	50%	360	80%	720	100%
21	Pledge bonds – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
22	Foreign exchange invoices - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
23	Foreign exchange invoices – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
27	Endorsements - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
28	Endorsements – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
29	Standby bills of exchange - suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
30	Standby bills of exchange – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
34	Fondo nacional de garantías - fng suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
35	Fondo nacional de garantías fng-unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
36	Fondo agropecuario de garant. Fag-suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
37	Fondo agropec. de garantías fag-unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
39	Joint signatures – natural person	1	Non acceptable guaranty	55%	270	70%	540	100%
40	J. Signature – legal person – suitable	1	Non acceptable guaranty	55%	270	70%	540	100%
41	J- Signature legal person – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
45	Pledge of territorial Entities' income- suitable	3	Collection rights	45%	360	80%	720	100%
46	Pledge of territorial Entities' income – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
47	Pledge of Nation' income – suitable	2	Acceptable financial collateral	0 – 12%	-	-	-	-
48	Pledge of Nation' income - unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%

	Guaranties rating		Model Guaranty of Commercial Portfolio Reference	PDI	Days after non compliance	PDI	Days after non compliance	PDI
50	Trust in guaranty. Real estate - suitable	4	Commercial and residential real estate	40%	540	70%	1080	100%
51	Trust in guaranty. Real estate . unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
52	Trust on movables – suitable	3	Collection rights	45%	360	80%	720	100%
53	Trust on movables – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
54	Trust in guaranty – equity right - suitable	3	Collection rights	45%	360	80%	720	100%
55	Trust in guaranty equity right - unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
56	Trust in administration - suitable	3	Collection rights	45%	360	80%	720	100%
57	Trust in administration - unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
60	Pledge on vehicles – non acceptable	1	Non acceptable guaranty	55%	270	70%	540	100%
61	Pledges on establishments – non acceptable	1	Non acceptable guaranty	55%	270	70%	540	100%
62	Pledge on mach & equipment – non acceptable	1	Non acceptable guaranty	55%	270	70%	540	100%
63	Other non acceptable securities	1	Non acceptable guaranty	55%	270	70%	540	100%
64	Non acceptable endorsements	1	Non acceptable guaranty	55%	270	70%	540	100%
65	Standby Bills of Exchange non acceptable	1	Non acceptable guaranty	55%	270	70%	540	100%
66	Joint signatures legal person – non suitable	1	Non acceptable guaranty	55%	270	70%	540	100%
67	Joint signatures legal person – suitable	1	Non acceptable guaranty	55%	270	70%	540	100%
68	Joint signature – legal person – unsuitable	1	Non acceptable guaranty	55%	270	70%	540	100%
301	Goods given in real estate leasing	5	Goods given in real estate leasing	35%	540	70%	1080	100%
302	Goods given in non real estate leasing	6	Goods given in leasing different to real estate leasing	45%	360	80%	720	100%

Therefore each debtor shall obtain a different PDI according with the type of guaranty backing the operation.

Qualification/Rating of credits and of leasing Consumer portfolio contracts – With the Reference Model for Consumption Portfolio "MRCO" becoming effective from July 1st, 2008, leasing and consumption portfolio contracts shall be rated in one of the following segments and credit risk categories according with Annex 5 of Chapter II of the Accounting and Financial Basic Circular Letter:

Segments:

- *CFC-Vehicles (cars)* – Credits granted by the Company for vehicle acquisition.

- *CFC- other* – Credits granted by the Company for the acquisition of consumer goods different to vehicles. In this segment credit cards are not included.

- *Credit Card* – Rotating credit for the acquisition of consumer goods that is used through a plastic card. In this segment no differentiation by type of entity is made.

As of today, the Corporation has only celebrated leasing contracts in the CFC – Vehicles segment.

Category "AA"

Credits rated in this category reflect an excellent attention. Risk analysis on the debtor reflects optimum payment capacity and excellent credit behaviour that guarants the collection of the obligation in terms agreed.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with assigned rating when granted is "AA".

- Credits with rating obtained with the application of the MRCO rating methodology stated under numeral 4.2 of annex 5 of Chapter II of the Basic Accounting and Financial Circular Letter.

Category "A"

Credits rated in this category reflect an adequate attention. Risk analysis on the debtor reflects appropriate payment capacity and adequate credit behaviour that result in stability in the collection of the obligation in the agreed terms.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with "A" rating at the time of granting.

Credits with rating obtained when applying the MRCO rating methodology established in numeral 4.2 of annex 5 of Chapter II of the Accounting and Financial Basic Circular Letter.

Category "BB"

Credits rated in this category reflect an acceptable attention. The debtor risk analysis shows weaknesses in its payment capacity and credit behaviour that may potentially affect, temporarily or permanently, the normal collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with a “BB” rating assigned at the time of granting.

- Credits with a rating obtained when applying the MRCO rating methodology established in numeral 4.2 of annex 5 of Chapter II of the Basic Accounting and Financial Circular Letter.

Category "B"

Credits rated in this category reflect a deficient attention. The debtor risk analysis shows insufficient payment capacity and a deficient credit behaviour that affects the normal collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with “B” rating assigned at the time of granting.

- Credits with a rating obtained when applying the MRCO rating methodology established in numeral 4.2 of annex 5 of Chapter II of the Basic Accounting and Financial Circular Letter.

Category "CC"

Credits rated in this category present serious insufficiencies in the debtor’s payment capacity and in its credit behaviour, significantly affecting the collection of the obligation in the terms agreed.

The following are the minimum objective conditions for a credit to be rated in this category:

- New credits with “CC” rating assigned at the time of granting.

- Credits with a rating obtained when applying the MRCO rating methodology established in numeral 4.2 of annex 5 of Chapter II of the Basic Accounting and Financial Circular Letter.

"Non Compliance" Category

The minimum objective conditions for a credit to be rated in this category are the events indicated in the Definition of Non Compliance.

Nevertheless, debtors are rated in this category when, independently from complying with the aforementioned conditions, they present higher risk due to other factors.

In the case of restored assets in leasing that originally would have been given in leasing, the corresponding provisions shall be calculated using the methodology established in Chapter III of Circular Letter 100 of 1995 on goods received in payment, according with the nature of the asset recovered.

Assets in rental are insured against all risks by means of policies to the favour of Leasing Corficolombiana S.A. and certificates of transporters' Fondos de Ayuda Mutua (Mutual Help Funds). The Company reviews from time to time the policies and due certificates and takes the steps necessary for obtaining the policy or the renewed certificate, or the inclusion in the policy administered by Leasing.

The Board of Directors is autonomous to punish uncollectible credits once it has been established that neither judicially nor by other means there is any recovery possibility.

g. *Acceptances and Derivatives* -

Bank Acceptances - It records the value of bank acceptances created by the Corporationon account of its clients and those created on its own account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives as forwards, carrousel or futures, swaps and options

Bank acceptances have a maturity date of up to one (1) year and may only originate in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of Bills of Exchange, their value is accounted simultaneously in assets and liablities, as "bank acceptances in term" and if at maturity they are not submitted for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the goods, they are re-classified to the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

Derivatives – The Board of Directors is in charge of establishing and approving policies, objectives and procedures for the administration of risks inherente to the operations with derivatives and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Circular Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Operations with derivatives are defined as those financial operations that may be exercised to purchase or sale in the future, as foreign exchange, securities or financial futures on rates of exchange, interest rates or stock exchange indexes. The most common derivatives are term contracts or "forward", options, futures and swaps or financial exchanges.

All of them are operations with compliance in the future.

Within these operations, the term "subjacent" is used to make reference to assets, reference rate or index rate which price movement determines the value of a derivative.

Existing risks when operations with derivatives are made. – Operations with derivatives are financial operations and thus are subject to the evaluation for solvency, market, counterparty, operating and juridical risks.

Solvency risk – Is the loss contingency due to deterioration in the financial structure of the issuer or guarantor of a security that may generate a decrease in the value of the investment or in payment capacity, total or partial, of yield or of investment capital.

Market risk - Market risks depend on the behaviour of assets, rate or reference index. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterparty risk - Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as cpunterparty risk.

Operating risks - Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical risk – The accelerated development and constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The juridical risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.

Risk profile - The Corporation has established a Treasury Products Manual where each of the authorised treasury operations is listed in detail, among which are Derivative products.

The Corporation has denominated its risk profile as speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk Area, that reports monthly compliance to the Board of Directors.

Operations with derivatives are financial operations and as such they are subject to evaluation for market risks, solvency and juridical risks defined in Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposition is calculated according with annex 4 of External Circular Letter 025 of 2008. Notwithstanding, volatility used by the Corporation for the calculation of the credit exposition of derivatives and Spot operations with DVP compliance is based on External Circular Letter 076 of 2000, as follows:

Term by Days	Fixed Revenue	Foreign Exchange
Intraday	1,23%	1,12%
1 to 90	5,2%	10,6%
91 to 180	7,4%	15,0%
Greater than 180	10,8%	21,2%

Should real volatility be higher than that used in the former table, real volatility plus an additional 10% shall be applied.

For real volatility it is understood that volatility calculated with the history of the TRM, (Market Representative Rate) for foreign Exchange and the IDP (Public Debt Index Pública) for fixed rate, in a mobile window according with the term analysed.

Derivative products authorised by the Superintendence of Finance of Colombia are valuated according with the provisions of External Circular Letter 025 of 2008.

Derivative products authorised to celebrate operations at the Treasury of the Corporation are the following: Forwards on Securities, Forwards on Foreign Exchange, Forwards peso-American dollar, Forward foreign exchange X– foreign exchange Y, European Options on Foreign Exchange, European Options on Securities, Currency Swaps, Interest Rate and Future Swaps.

Operations with Derivatives may only be done with customers with available quota.

Authorised traders to make operations with derivatives shall be those certified as derivative operators AMV.

Corficolombiana has a technologic platform that allows recording and registration of operations agreed with customers.

Corficolombiana owns a technologic platform that allows recording and registration of operations agreed with the customers.

The treasury Back Office is the area in charge of confirming compliance with derivative operations with customers.

No derivative that has not been authorized by Corficolombiana may be negotiated.

Risk concentration limits are established as follows:

- Market risk as function of the loss limit of 100 basic points of the peso/dollar Forward portfolio.
- Liquidity Risk as function of the concentration of peso/dollar Forward Delivery and Non Delivery maturities.
- Credit Risk as function of quotas established by the Board of Directors that are previously recommended by the credit committee.
- Operating Risk as function of inherent and residual risk maps established for Derivative products.

Accounting of Derivative financial instruments with speculation purposes - Derivative financial instruments with speculation purposes are accounted in the Corporation Balance, from the date of their celebration, for their fair exchange price. When in the initial date the value of contracts is zero, that is that no payments or physical deliveries are made among the parties, the state of results is not affected. In subsequent valuations, variations in the exchange fair price must be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Independently from if the accumulated variation of the exchange fair price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), said variation is daily revealed in the status of results in the corresponding income or expenses sub-account where the derivative financial instrument is to be recorded, whether an accumulated profit or an accumulated loss. The same happens with each of the derivative financial instruments negotiated.

Accounting of derivative instruments, established under Resolution 1420 of September 2008, that entered in effect from July 1st, 2009, was postponed by External Circular Letter 023 of 2009 and shall apply from January 1st, 2010.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the evaluation and permanent control of specific risks of those operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Parameters chosen for the valuation - Parameters chosen shall be maintained during the fiscal period; if for the following fiscal period the entity wants to modify them, the entity shall inform the Superintendence of Finance at least one month in advance.

Time limit to make operations with derivatives - All operations with derivatives shall be made with a term of more than three (3) business days, from the date agreed as the beginning of the operation and the compliance or settlement date, except those foreign exchange purchase and sale operations ruled by the Board of Directors of Banco de la Republica under Resolution 4 of 1999, on which compliance date for their compliance shall be within the immediately following two business days.

h. Realisable Goods and Goods Received as Dation in Payment

Realisable Goods – The subordinated company Tejidos Sintéticos de Colombia S.A.records its inventories at cost and are valuated by the weighted average methodology.

The subordinated company Pizano S.A., records its inventories at the average cost, or its realisation value whichever is less.

The subordinated company Plantaciones Unipalma de los Llanos S.A. determines at average cost for palm tree oil and palmiste oil, that is less than the market value; at sale price for palm almond, almond oil and almond cake (torta de almendra), at production cost for seed bed plants and seeds and at average costs for other inventories. Production cost includes direct costs incurred in maintaining crops, harvesting and transportation of the harvested fruit, the process in the extracting plant and the amortisation aliquot of the account crops in production.

The subordinated company Hoteles Estelar S.A. valuates its inventories at average cost that does not exceed the market value.

The subordinated company Valora S.A. accounts as inventories risk capital in real estate projects it has, which when obtaining the equilibrium point shall be placed in an administration trust; also included are goods received and purchased for sale.

The subordinated company Organización Pajonales S.A. valuates its inventories at average cost.

Goods Received as Dation in Payment – Records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, furniture, stock and participations based on the market value.

Goods received as dation in payment represented in securities are valuated and accounted according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment the following conditions shall be taken into account:

- The initial record is made according with the value determined in the legal award or that determined with the debtors.
- When the good received as dation in payment is not in disposal conditions, its cost is increased with the necessary expenses incurred for the sale.

- Should between the value on which the good is received and the value of the loan to be paid, a balance to the favour of the debtor result, this difference is accounted as an account payable; should the value of the good not be sufficient to pay the whole obligation, a provision equivalent to the difference shall be constituted.

i. *Provision Realisable Goods and Goods Received as Dation in Payment* – Individual Provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of goods received as dation in payment according with the recovery history on goods sold, including expenses incurred in the receipt, maintenance and sale of those goods, and the grouping of them in common categories to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

   For financial subsidiaries individual provisions are constituted as provided in External Circular Letter 034 of 2003 that established that entities controlled by the Superintendence of Finance may design an administration system for goods received as dation in payment that allows to adequately managing the loss risk associated to the realisation of those assets.

   Taking into account that financial subsidiaries have not presented a corresponding model, policies on goods received as dation in payment shall be equivalent to those of companies that have not presented a model and therefore, provisions for real estate shall be constituted in monthly aliquots within the following year to the reception of the good, a provision equivalent to 30% of the cost of the goods received as dation in payment (this is the reception value), that must be increased in monthly aliquots within the second year in an additional 30% until reaching 60% of the acquisition cost of the goods received as dation in payment. Once the legal term for the sale has expired with no extension authorised, the provision shall be of 80% of the cost of the goods received as dation in payment. Should an extension be authorised, the remaining 20% of the provision may be constituted within within the term of the provision.

   When the cost of the real estate is less than the debt value recorded in the balance, the difference shall be recognised immediately in the status of results.

   When the commercial value of the real estate is less than the value on books of the goods received as dation in payment a provision for the difference must be accounted.

   For movables a provision is constituted within the following year of the reception of the good, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must ne increased in the second year in thirty five per cent (35%) additional until reaching seventy per cent (70%) of the value on books of the good received in payment before provisions.

   Once the legal term for sale has expired, with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value on books. Should an extension be awarded, thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of movable goods received as dation in payment (BRDPS) that correspond to investment securities, these are constituted under the criteria established under Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

j. *Property and Equipment* – It records tangible assets acquired, built or in process of importation, construction or mounting that are used permanently in the development of the business and with a useful life that exceeds one (1) year. It includes direct and indirect costs and expenses caused until when the asset is in using conditions.

Additions, improvements and extraordinary repairs that that raise significantly assets useful life are recorded as greater value and disbursements for maintenance and repairs made for the conservation of these assets are charged to expenses as made.

Depreciation is recorded using the straight line method and according with the estimated number of useful life years of the assets. Annual depreciation rates for each of the asset items are the following:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

k. *Branches and agencies* – It records movement of operations between the General Direction and Branches and Agencies.

Balances are conciliated monthly and pending entries resulting are regularised in a term not greater than thirty (30) calendar days.

Net balances are re-classified at the accounting closing, that reflect branches and agencies' sub-accounts, to active or passive accounts, and the corresponding revenues and expenses are recognised.

l. *Prepaid Expenses* – Prepaid expenses correspond to disbursements incurred by the Corporation during its activities, and which benefit is received in different periods, they may be recoverable and suppose the successive execution of services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs during the term of the contract.

- Connection and data transference insurance during the period on which services are received.

- The other prepaid expenses during the period on which services are received or expenses and costs are caused.

m. *Deferred charges* – Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible of recovery. Amortisation is acknowledged from the date on which they contribute to income, as follows:

- Refurbishes in a period not greater than two (2) years.

- Computer programs in a period not grater than three (3) years, nevertheless, when talking about advanced technology sorftware that constitute a global platform that allows the future growth of the company accroding with market progress and with development or acquisition costs higher than 30% of the technical equity of the corresponding entity, including the hardware, prior opinión of the Superintendence of Finance, it may be defined at five (5) years from the momento on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquotes.

- Expenses incurred in research and development of studies and projects shall be deferrable provided that attributable expenses may be identified separately and their technical feasibility is demonstrated, their amortisation shall be made in a period of not more than two (2) years.

- Deferred charges resulting from improvements to property in leasing shall be amortised in the period that is less than the term of the respective contract (not including extensions), and its probable useful life.

- Office utensils and stationary according with actual consumption.

- Property tax suring the prepaid fiscal term.

- Deferred charges resulting from publicity and propaganda shall be amortised during a period equal to the period established for the accounting period, this is during six (6) months provided erogations exceed twenty (20) monthly minimum salaries. Notwithstanding, for advertising and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; it all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations mentioned.

- Disbursements corresponding to ocasional advertising and propaganda, independent fromt the amount, shall not be susceptible to be deferred.

- Contributions and affiliations, during the corresponding prepaid period..

- Fees paid for byproducts during the contract period.

- The remaining concepts are amortised during the estimated recovery period of the erogation or of attainment of benefits expected.

n. *Rights in trusts* – It includes the rights generated by virtue of the execution of mercantile trust agreements that grant the trustor or beneficiary the possibility of exercising them according with the formal act or the law.

Trust rights were adjusted for inflation up to December 31st, 2000 in accordance with the nature of the transferred good.

According with the type of asset, they are subject to evaluation rules and to provision constitution rules, and for legal ceilings.

o. *Valorisations-*

Assets object of valorisation

- Investments available for sale in participative securities.
- Property and equipment, specifically real estate.
- Art and culture goods.

Accounting - Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value on which the investment has been recorded, the difference shall affect in the first place the provision or devalorisation until exhausted and any excess shall be recorded as a surplus for valorisation.

Valorisations of real estate are determined confronting the real estate net cost with the value of the commercial appraisals made by persons or companies of recognized specialty and independence.

In the event of a devalorisation and according with caution standards, for each individual property a provision is constituted.

Valorisation of art and cultural goods is recorded considering the conservation condition ot the works, their originality, size, technique and price of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

p.Early income – Anticipated income corresponds to commissions received in advance, that are amortised based on their causation; also recorded in this item are profits in good sales on credit that are caused on income as they are being collected. They also correspond to the value of the leasing contracts rates received as anticipated payment and interest generated by credit portfolio operations on which their amortisation period is given by the especial conditions of each leasing or credit operation.

q.Retirement pensions - The provisions of Decree 2984 of 2009 that modified Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained. With respect to the Corporation the actuarial calculation is completely amortised.

Payment of retirement pensions is charged against the constituted provision.

r.Income Tax - The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied

s. Estimated liabilities and provisions – The Corporation and its subsidiaries record provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation,
- Payment is enforceable or probable, and
- The provision is justifiable, assessable and verifyable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

t. Conversion of transactions in foreign currency – Operations in foreign currency different to the dollar are converted into American dollars and then re-stated in Colombian pesos, at the market representative rate calculated on the last business day of the month. As of December 31st and June 30, 2009 market representative rates were $2.044.23 and $2.145.21 respectively. (amounts in Colombian pesos).

u. Acknowledgement of income for financial yield - Income for financial yield and other concepts are acknowledged at the time when caused, except for those originated in:

Credits rated "C" appreciable risk or in categories of higher risk, or when they meet ninety one (91) days for commercial portfolio and sixty one (61) for consumer or housing portfolio.

This financial yield is controlled in debtor contingent accounts and recorded as income when effectively collected.

v. Contingent Accounts – In these accounts operations by means of which the Corporation acquires a right or assumes an obligation that are conditioned to the occurrence or not of a fact, depending of future, eventual or remote factors are recorded hereunder are recorded. Within debtor contingencies the portfolio financial yield is recorded from the moment on which causation of results accounts are suspended.

w. Order/Memorandum Accounts - Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

x. Cash flows status – As provided by Article 120 of Decree 2649 of 1993, the Corporation prepares the cash flows status using the indirect method that incluyes conciliation of the net profit of the year and cash provided by operating activities. Cash includes the available account and overnight operations.

y. Main differences between especial norms and accounting norms generally accepted in Colombia. – Especial accounting norms established by the Superintendence of Finance present some differences with accounting norms generally accepted in Colombia. These differences are as follows:

Property, plant and equipment – Accounting norms generally accepted determine that as of the closing of the period net value of properties, plant and equipment, with an adjusted value higher than twenty (20) monthly legal minimum salaries, shall be adjusted to its realisation value or its present value, recording necessary valorizations and provisions, whilst especial norms do not pose conditions for this type of assets

Bonus on share placing – The especial norm establishes that the bonus on share placing is recorded as part of the legal reserve, whilst the generally accepted norm establishes that it is accounted separately within the equity.

3. AVAILABLE, NET

	December 31st 2009	June 30 2009
Legal currency		
Cash	$ 1.339,7	$ 689,2
Banco de la República	94.397,7	26.803,4
Banks and other financial entities	111.125,8	42.844,2
Minus: Provision	(28,2)	(124,1)
	206.835,0	70.212,7
Foreign currency		
Cash	7,1	4,9
Banco de la República	12,8	13,4
Banks and other financial entities	38.669,1	127.052,4

	December 31st 2009	June 30 2009
	38.689,0	127.070,7
	$ 245.524,0	$ 197.283,4

The provision recorded corresponded to debit notes pending to be accounted greater than 30 days by the Home Office, as of December 31st, and June 30, 2009 for $8.5 and $2.0 respectively. As of December 31 and June 30, 2009 the Fiduciaria recorded provisions on the available for a value of 18.7 and $103.66 respectively, that corresponded to conciliatory entries of the Autonomous Patrimonies administered by the Sociedad Fiduciaria (Trust Company) and that affect the results status of it. As of December 31 and June 30, 2009 in Leasing Corficolombiana entries pending to be conciliated existed for $1.0 and $18.5 respectively hat are provisioned with charge to results.

No restrictions existed on the available, except Banco de la Republica's balance that corresponded to the reserve, and with availability subject to the corresponding regulations.

4. ACTIVE POSITIONS IN MONETARY MARKET AND RELATED OPERATIONS

Interbank funds sold	$ 35.391,4	$ 8.182,8
Transfer Undertakings in repo operations closed	15,491.6	7.543,8
Transfer undertakings investments in simultaneous operations	708.923.9	22.033,8
	$ 759.806.9	$ 37.760,4

The former amounts are neither subject to restrictions nor limitations.

Should a non compliance occur, the Corporation and its subsidiaries are backed with the transference in ownership of securities negotiated. During the periods corresponding to the semesters ended on December 31st and June 30 of 2009 no non-compliances occurred.

5. INVESTMENTS, NET

	December 31, 2009	June 30 2009
Negotiable in debt securities:		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury securities	$ 357.373,4	$ 176.664,3
Emcali Bond	-	16.147,3
Debt reduction securities	2.081,3	2.088,2
Tax refund securities TIDIS	119,5	3.451,5

External public debt securities issued or guaranteed by the Nation:		
Republic of Colombia Bonds	1.756,8	38.852,6
Other public debt securities:		
Emcali Bond	14.600,0	-
Agriculture and Cattle Development Securities – TDA	9.887,4	9.414,8
Findeter Term Deposit Certificate (CDT)	1.019.7	1.028,3
Securities issued, indorsed or guaranteed by FOGAFIN	195,1	423,7
Securities with credit content derived from tenure processes of mortgage portfolio		
Títularizadora Colombiana (Tips)	6.694,1	7.572,9
Securities with credit content derived from subjacent tenure processes different from mortgage portfolio		
Fideicomiso Titularización Cementos Andinos (Tenure Trust)	33.294,2	40.019,2
Security 365 IOPC Acueducto de Bogotá Trust	65,0	-
Security IPC Helm Trust	1.085,8	-
ODL Ecopetrol Security	6.274,1	-
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term deposit certificates	52.372,5	21.057,3
Leasing Colombia Bonds	1.605,4	511,0
Bancolombia Bonds	1.011,2	-
Corfinsura Bond	285,6	285,2
Leasing de Occidente Bonds	1.612,0	5.171,7
BBVA Bond	1.546,8	1.552,3
AVAL Bonds	23.978,4	-
Titularizadora Colombiana Tips	26.672,4	-
Securities issued by entities not under the control of the Superintendence of Finance:		
Bonds voluntarily convertible in Stock:		
IPC EPSA Bond	-	345,7
IPC NQS Concesiones Urbanas Bond	204,0	613,0
IPC ISA Bond	317,5	317,8
Alquería Bond	1.625,3	744,3
Other Bonds	-	3.255,7

	December 31, 2009	June 30, 2009
Securities issued, indorsed, guaranteed or accepted by banks abroad:		
CDT Bancolombia – Panama	6.606,0	-
CDT Occidental Bank Barbados	10.274,4	-
Securities issued by residents abroad		
Ecopetrol USD Bonds	224,5	-
Securities issued, indorsed or guaranteed by multilateral credit organisms:		
Other securities	1.022,4	1.105,2
Total Investments Negotiable in Debt Securities	563.804,9	330.622,0
Investments to maintain until maturity:		
Internal public debt securities issued or guaranteed by the Nation:		
Debt reduction securities	5.503,5	4.799,1
Securities issued, indorsed, accepted or guaranteed by Foreign Governments		
Corporación Andina de Fomento Bond	3.751,3	3.217,8
Securities issued, indorsed, accepted or guaranteed by banks abroad		
Republic of Colombia Bond	119,1	95,1
Other securities	14.447,4	1.723,8
Total to maintain until maturity	22.821,3	9.835,8
Investments Available for Sale in Debt Securities:		
External public debt securities issued or guaranteed by the Nation		
Treasury Securities	197.609,3	374.233,0
Republic of Colombia Bond	23.172,6	
Ecopetrol Bonds	3.339,7	
External public debt securities issued or guaranteed by the Nation		
Republic of Colombia Bond	95.429,9	99.953,8

Credit content securities derived from mortgage portfolio tenure processes		
Titularizadora Colombiana Tips	6.026,6	3.786,5
Titularizadora ODL Ecopetrol	20.913,8	-

	December 31, 2009	**June 30, 2009**
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Empresas Públicas de Medellín Bonds	5.791,0	-
Bancolombia Bond	27.752,9	27.673,7
B.C.I Bond	4.599,0	-
Banco Santander Bond	-	1.057,2
Surentin Bond	3.564,2	3.629,4
Banco Centro Americano Integración Económica Bond	-	4.563,4
Tips Titularizadora Colombiana	13.368,6	46.557,0
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonds obligatorily convertible in stock	325,3	383,7
Chivor Bonds	11.654,1	-
Ecopetrol Bonds	23.628,0	-
IPC Alquería Bond	-	5.733,8
EEB Internacional Bond	38.407,7	37.865,5
Empresas Públicas de Medellín Bond	26.658,8	-
GTL Trade Internacional Bond	8.656,3	8.502,4
TGI Internacional Bond	22.578,6	21.727,6
Securities issued, indorsed or guaranteed by foreign governments		
Petrobras Bonds	4.190,4	226,7
Do Brasil Bonds	206,1	-
Other securities	14.890,8	23.575,6
Total available for sale in debt securities	552.763,6	659.469,3

Re-purchase Rights:		
Negotiable in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	477.754,4	545,3
Debt Reduction Securities	37.315,4	46.545,1

Securities issued, indorsed, accepted or guaranteed by

	December 30, 2009	June 30 2009
financial institutions controlled by the Superintendence of Finance:		
Term deposits certificates	-	304,0
Leasing Colombia Bond	2.952,6	4.087,6
Leasing de Occidente Bond	5.491,9	7.125.6
Sufinanciamiento Bond	18,1	5.810,9
Bancolombia Bond	-	1.555,1
Securities issued by entities not under the control of the Superintendence of Finance:		
IPC Alquería Bonds	6.512,0	2.122,7
Investments to maintain until maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	55.024,0	54.925,8
Other public debt securities:		
Agriculture and Cattle Development Securities:		
Class "A"	16.917,7	15.200,6
Class "B"	28.904,6	25.970,7
Investments available for Sale in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	584.102,1	302.729,1
Total investment repurchase rights	$ 1.214.992,8	$ 466.922,5

Negotiable – Participative Securities

	December 31st, 2009		
	Corporate Capital	Particip. %	Market Value
In the real sector			
Tableros y Maderas de Caldas (*)	$ 35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (**)	664.992	3,81%	382.173,3
In joint portfolios	-	-	56.950,8
			$ 457.087,5

(*) In September 3, 2009, the Corporation decided to re-classify Tableros y Maderas de Caldas S.A. from Investment Available for Sale to Negotiable Investment. This re-classification generated the record of a revenue of $12.106.4 that was accounted in the status of results under the realized profits item. This re-classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned recording was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

(**) In November 11, 2009, due to a change in marketability, Empresa de Energía de Bogotá was re-classified from Investment Available for Sale to Negotiable Investment. This re-classification generated the recording of a revenue for $71.410.4 that was accounted in the status of results under the Valuation of Negotiable Investments item. This re-classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was based on literal d) of numeral 4.2.and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

	June 30, 2009		
	Corporate Capital	Particip. %	Market Value
In real sector entities			
Enka de Colombia S.A.	117.737,2	0,35	$ 293,4
In joint portfolio			49.808,2
			$ 50.101,6

In June 2009 the Corporation decided to re-classify the investment of Enka de Colombia S.A. from Available for Sale to Negotiable Iinvestment. The effect in the status of results was a loss of ($2.110.7). In the same way, the investment in Banco de Occidente S.A. was re-classifed from Negotiable to Available for Sale, due to a change in marketability because it went from medium to low marketability.

Investments Available for Sale Participative Securities

With low or minimum marketability

	December 31, 2009							
	No. of Shares	Particip. %	Acquisition Cost	Adjusted cost	Market Value	Valorisation	De-valorisation	Provi
Leasing de Occidente S.A.	429.474.513	45,24%	$ 56.009,3	$ 81.063,2	$106.219,5	$ 25.156,3	$ -	$
Casa de Bolsa S.A.	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	94,6	-	
Futbolred.com S.A. (b)	120	35,67%	361,6	361,6	-	-	-	:
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,5	9.822,7	14.311,3	4.488,6	-	
Aerocali S.A.	126.654	33,33%	2.258,5	2.473,6	5.534,9	3.061,3	-	
Colombiana de Extrusión S.A. Extrucol	315.42	20,00%	2.526,0	1.784,8	4.422,9	2.638,1	-	
Compañía Aguas de Colombia	560	20,00%	448,4	1.096,7	1.247,5	150,8	-	
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	3.705,6	10.277,5	14.1401	3.862,6	-	
Concesionaria Ruta del Sol S.A.S.	85.8	33,00%	8580,0	8580,0	8.580,0	-	-	
Other companies with a participation of less than 20%				$853.296,8		$243.171,8	$ 1.177.7	$ 7.[illegible]
				$981.572.1		$282.624,1	$ 1.177.7	$ 7.[illegible]

	June 30, 2009							
	No. of shares	Partic. %	Acquisition cost	Adjusted cost	Market value	Valorisation	De-valorisation	Provi

Valores de Occidente S. A.	1.162.713	48,99%	2.357,3	$ 2.257,4	15.371,0	$ -	$ 720,3	$
Leasing de Occidente S.A.	392.237.405	45,24%	56.009,3	78.733,7	99.343,5	20.609,8	-	
Futbolred.com S.A.	120.000	35,67%	361,6	361,6	-	-	-	[illegible]
Inmobiliaria Selecta S. A.	24.351	34,79%	24,4	113,1	29,8	-	-	
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,5	9.822,7	139.683,0	4.145,6	-	
Aerocali S.A.	126.654	33,33%	2.258,5	2.473,6	45.549,0	2.081,3	-	
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	3.705,6	10.277,5	131.740,0	2.896,5	-	
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	12.308,0	134,1	-	
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	38.320,0	2.047,2	-	
Other companies with a participation of less than 20%				337.378,2		122.690,0	31,6	7.[illegible]
				$444.299,3		$ 154.604,4	$ 751,9	$ 7.4[illegible]

With high and Medium Marketability

December 31, 2009

	Corporate capital	No. of shares	Particip. %	Acquisition cost	Value In stock exchange	Market value
With high marketability liquidity						
Colombia Stock Exchange -Bolsa de Valores de Colombia	$ 18.672,8	628.047.243	3,36%	11.471,2	29,50	$ 18.527,4
With medium marketability						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
						120.504,3

Total Investments Available for Sale in Participative Securities in December 2009 $ 1.102.076,4

June 30, 2009

	Corporate capital	No. of shares	Particip.. %	Acquisition Cost	Value in Stock exchange	Market value
With high marketability						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88	$ 4.226,6	$ 5,48	$ 16.544,4
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36	11.471,2	27,02	16.585,2
Bolsa de Valores de Colombia	18.249,5	14.237.438	0,0	-	25,79	367,2
With medium marketability						
Promigas S.A.	13.298,5	19.123.532	14,39	480.780,9	39.804,00	761.193,1
Mineros S.A.	158,9	18.275.422	6,98	50.257,4	2.920,00	53.364,2
Other securities						66,2
						848.120,3

Total Investments Available for Sale in Participative Securities in June $ 1.292.419,6

	December 31 2009	June 30 2009
Investments provision:		
Investments negotiable in debt securities	$ 2.018,8	$ 2.391,3
Investments available for sale in debt securities	222,3	270,3
Investments available for sale in participative securities	7.611,9	7.487,4
	$ 9.853,0	$ 10.149,0

6. LOAN PORTFOLIO, NET

	December 31 2009	June 30 2009
Consumption Portfolio:		
A –Normal	$ 1.772,4	$ 1.994,2
B –Subnormal	128,4	172,7
C - Acceptable	-	26,4
D –Difficult collection	25,1	24,9
E – Uncollectible	7,9	34,5
	1.933,8	2.252,7
Provision	(55,0)	(102,3)
	1.878,8	2.150,4
Commercial Portfolio		
A –Normal	439.919,6	455.032,1
B –Subnormal	49.705,0	37.472,8
C –Deficient	13.783,7	12.323,4
D –Difficult collection	13.378,2	13.650,1
E – Non recoverable	7.066,3	4.524,2
	523.852,8	523.002,6
Provision	(24.484,2)	(24.539,1)
	499.368,6	498.463,5
	$ 501.247,4	$ 500.613,9

Provision for loan portfolio

	December 31 2009	June 30 2009
Initial balance	$ 24.641,4	$ 23.470,9
Provision charged to expenses	7.564,6	7.809,6
Recovery of provisions	(7.202,1)	(6.619,4)
Portfolio punishment	(464,7)	(19,7)
Balance at the end of the semester	$ 24.539,2	$ 24.641,4

7. ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES

Cash operation rights	$ 94.520,0	$ 13.094,8
Cash operation obligations	(94.442,1)	(13.088,4)
Forward operation rights	4.766.283,6	4.227.218,8
Forward operation obligations	(4.728.530,1)	(4.150.591,7)
Future purchase rights	48.527,8	16.219,4
Future purchase rights	(48.527,8)	(16.239,6)
Future Sale rights	-	17.945,9
Future sale obligations	-	(17.843,9)
Rights on swaps	-	687.718,8
Obligations on swaps	-	(685.239,7)
	$ 37.831,4	$ 79.194,4

The Corporation has defined that it has to cover its risk for the difference in change product of its own position (assets less liabilities in foreign currency) what leads to make operations by means of carrying out future contracts and operations with derivatives when the market situation is worth it.

List of comparative average balances on obligations, rights, profit and loss:

	December 31, 2009				June 30, 2009			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign exchange	$2.882.586,1	0,72	2.387.020,9	(0,54)	$2.861.964,2	11,13	$2.399.872,8	1,34
Securities	4.858,5	(14,92)	3.866,6	(44,12)	5.710,5	(0,33)	6.920,0	45,85
	$2.887.444,6		$2.390.887,5		$2.867.674,7		$2.406.792,8	
Obligations								
For. Excch.	2.797.729,5	(4,01)	2.394.864,5	0,86	$2.914.690,5	8,00	$2.374.553,7	4,25
Securities	4.837,6	(15,92)	3.865,2	(44,31)	5.753,3	0,51	6.940,4	46,17
	2.802.567,1		2.398.729,7		$2.920.443,8		2.381.491,1	
	Profit		Loss		Profit		Loss	
Result								
Monthly average	81.409,8	26.03	71.165,8	26.80	$ 64.598,0	(30,26)	(56.126,3)	(39,11)

They correspond to the average of monthly final balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during the periods ending on December 31st and June 30, 2009.

No limitations existed nor restrictions of any kind for the execution of these contracts.

8. ACCOUNTS RECEIVABLE, NET

	December 31 2009	June 30 2009
Interest:		
Credit portfolio and leasing operations	$ 1.894,4	$ 1.050,6
Commissions and fees		
Commissions	5.974,9	5.491,9
Fees	12,4	139,6
	5.987,3	5.631,5
Other:		
Financial component	3.022,6	4.425,6
Dividends and participations (1)	6.052,8	37.987,7
Rentals	13,9	11,7
Rates of goods given in leasing	39,2	30,5
Sale of goods and services (2)	57.903,0	942,7
Payments on account of clients	2.469,7	2.780,7
Prepayment of contracts and suppliers (3)	17.756,0	13.822,4
Personnel payments in advance	5.637,9	7.108,9
Sales tax payable – debit	6.245,8	5.367,8

	December 31 2009	June 30 2009
Sundry:		
National customers in subsidiaries:		
Colombiana de Licitaciones y Concesiones Ltda.	2.269,6	2.211,6
Estudios, Proyectos e Inversiones de los Andes	41.469,1	46.872,6
Hoteles Estelar S. A.	18.285,6	20.167,0
Industrias Lehner S. A.	20.667,5	20.953,5
Lloreda S.A.	29,8	-
Organización Pajonales S. A.	3.933,2	7.003,5
Pizano S.A.	29.240,4	33.133,4
Plantaciones Unipalma de los Llanos S. A.	10.077,4	13.125,7
Promotora y Comercializadora Turística Santamar	479,9	645,6
Proyectos de Infraestructura S. A.	5.156,3	2.806,7
Tejidos Sintéticos de Colombia	8.117,1	8.163,2
Valora S. A.	660,7	573,5
Gas Comprimido del Perú S. A.	29,3	-
Other	993,7	10.240,9
	$ 240.550,5	$ 238.375,2

(1) As of December 31 this item includes among other values, the following: Promigas $5.278.1, Fiduciaria de Occidente S.A. $154.8, Mineros S.A. $392.0. As of June 30 this item included among other values, the following: Promigas S.A. $20.041.5, Empresa de Energía de Bogotá $10.604.7, Gas Natural E.S.P. $2.117.1, Mineros S.A. $1.632.9, Colombina S.A. $1.423.6, Aerocali $1.359.3.

(2) As of December 31 this item included among other values: Payment by instalments investment in Colombina S.A. $56.999.7, this transaction originated the recording of a deferred income for a value of $42.176. Inversiones Gaviria Restrepo $823.8. As of June 30, 2009, this item included and other values: Inversiones Gaviria Restrepo S.A. $823.8, FID-Fiducolombia pagos Procampo $77.4.

(3) As of December 31, this item includes among other values: Concesionaria Ruta del Sol S.A. $4.026.8

Provision for accounts receivable

Movement of the accounts receivable provision is as follows:

Initial Balance	$	13.073,6	$	11.454,1
Plus:				
Provision charged to expenses of the period		3.426,3		4.009,6
Minus:				
Provision reimbursement		(3.328,4)		(2.180,0)
Movement		711,0		(210,1)
Final balance	$	13.882,5	$	13.073,6

9. REALISABLE GOODS, RECEIVED IN PAYMENT AND RESTORED, NET

		December 31 2009		June 30 2009
Realisable goods				
Plantaciones Unipalma de los Llanos S. A.				
Finished product – Palm tree oil and almond oil	$	3.457,1	$	3.935,4
Raw materials		1.388,3		1.915,5
		4.845,4		5.850,9
Tejidos Sintéticos de Colombia S. A.				
Finished product – Packing, fabrics and cords		1.233,1		1.200,9
Product in process- Packing, fabrics and cords		790,7		834,3
Raw materials		2.261,8		1.506,1
Commodities		568,1		260,9
Inventories in transit		700,9		715,5
		5.554,6		4.517,7
Hoteles Estelar de Colombia S. A.				
Raw materials		1.428,7		1.005,2
Commodities		690,7		811,5
		2.119,4		1.816,7
Organización Pajonales S. A.				
Raw Materials		3.813,8		3.962,0

	December 31 2009	June 30 2009
Products in Process	6.971,4	8.045,2
Finished products	206,1	131,0
Cattle	5.251,3	4.817,4
	16.242,6	16.955,6
Pizano S.A.		
Product in process	57.222,2	53.461,7
Raw material	25.864,6	24.135,7
Merchandise in transit	5.967,5	4.577,3
Commodities	8.925,3	5.067,3
Finished goods	8.353,2	12.007,7
	106.332,8	99.249,7
Industria Lehner S. A.		
Product in process	2.289,9	3.713,7
Raw materials	5.753,4	6.279,3
Commodities in transit	1.172,1	585,2
Commodities	379,6	361,5
Finished goods	2.449,1	3.035,0
	12.044,1	13.974,7

	December 31 2009	June 30 2009
Valora S. A.		
Real Estate for Sale	2.245,7	1.985,8
Products in Process	285,6	285,6
Commodities	8.672,0	5.347,4
	11.203,3	7.618,8
	$ 158.342,2	$ 149.984,1
Goods received in payment		
Real estate	3.013,6	3.186,2
Real Estate different from housing	23.443,3	23.992,4
	$ 26.456,9	$ 27.178,6
Goods restored in Leasing agreements		
Machinery and equipment	$ 829,2	$ 591,7
Vehicles in leasing	4.713,7	5.110,5
	$ 5.542,9	$ 5.702,2

Goods not used in the corporate purpose

Land	$ 585,9	$ 585,9

Provision for goods received in payment

Initial balance	$ 26.599,3	$ 26.151,2
Plus:		
Provision charged to expenses of the period	1.033,3	1.581,9
	27.632,6	27.733,1
Minus		
Provision reimbursement	1.173,3	565,7
Sale of goods received in payment	950,6	568,1
Final balance	$ 25.508,7	$ 26.599,3

The administration of the Home Office considers that immobilisation and materiality of these assets shall not produce important negative effects on the Financial Statements.

At present the Home Office and the financial subsidiaries are taking steps for realising these goods within the terms established by the Superintendence of Finance.

In general terms the condition of the goods is good and for those deteriorated, the necessary provisions have been made.

10. PROPERTY, EQUIPMENT AND GOODS GIVEN IN LEASING, NET

	December 30 2009	June 30 2009
Land	$ 66.226,5	$ 66.262,7
Constructions in progress	4.149,7	947,3
Buildings	157.280,9	155.742,8
Furniture, equipment and fixtures	28.480,4	28.916,1
Computers	28.095,7	28.055,4
Vehicles	28.878,4	27.738,4
Equipment for moving machinery and cattle	355.824,2	315.359,6
Importations in progress	5.048,1	4.202,4
Goods given in leasing	2.913,2	3.373,9
	676.897,1	630.598,6
Minus – Accumulated depreciation	(337.025,1)	(335.123,4)
Minus – Provision	(6.520,9)	(6.526,9)

	$ 333.351,1	$ 288.948,3

Properties and equipment of the Corporation and its subsidiaries are duly protected against all kinds of risk depending on their nature and for values that cover sufficiently any loss contingency of them.

11. EXCESS OF THE INVESTMENT COST ON THE VALUE ON BOOKS

Values of the excess of the investment cost on the value on books of the investment determined for the consolidation of the Financial Statements of the Corporation and its Subordinates are as follows:

	December 31, 2009			
		Amortisations		
	Initial balance	Former periods	Of the semester	Balance to be amortised
Pisa	$ 7.982,5	$ 5.588,1	$ 798,3	$ 1.596,1
Organización Pajonales S. A.	2.335,4	1.957,4	74,2	303,8
Hoteles Estelar S. A.	641,8	470,8	64,2	106,8
	$ 10.959,7	$ 8.016,3	$ 936,7	$ 2.006,7

	June 30, 2009			
		Amortisations		
	Initial Balance	Former periods	Of the semester	Balance to be amortised
Pisa	$ 7.982,5	$ 4.789,8	$ 798,3	$ 2.394,4
Organización Pajonales S. A.	2.335,4	884,9	967,0	483,5
Hoteles Estelar S. A.	641,8	406,6	64,2	171,0
	$ 10.959,7	$ 6.081,3	$ 1.829,5	$ 3.048,9

12. OTHER ASSETS

	December 31, 2009	June 30 2009
Early expenses:		
Interest	$ 56,0	$ 0,2
Insurance	670,6	164,8
Rentals	-	61,0
Equipment maintenance	39,0	120,8

Other	3.719,0	6.938,9
Deferred charges:		
Organisation and pre-operatives (1) y (2)	202.248,4	199.712,0
Studies and projects	197.644,3	177.217,4
Refurbishes	828,7	562,5
Software computer programs	2.528,5	2.796,9
Utensils and stationary	67,0	62,9
Improvements to property in leasing	1.670,9	1.213,7
Publicity and propaganda	22,3	151,9
Deferred income tax	1.041,0	1.343,2
Taxes	-	127,9
Contributions and affiliations	29,1	26,9
Other	2.305,6	246,8
	$ 412.870,4	$ 390.747,8

(1) It corresponds to costs incurred in road construction projects, by the subordinated Concesionaria Vial de los Andes (Bogota - Puente Real - Villavicencio – road, El Boqueron tunnel).

(2) Proyectos de Infraestructura S. A. (Buga – Tulua and Tulua - La Paila roads). Cost of each section are amortised according with the straight line method from the moment on which each section begins operating, until de end of the concession.

(3)

	December 31 2009	June 30 2009
Other:		
Charges for deferred monetary correction	$ 11.732,6	$ 12.088,9
Loans to employees	4.862,7	5.157,6
Deposits	10.566,2	15.300,5
Art and Culture goods	933,7	931,3
Rights in Trust:		
Investment	80.044,8	100.258,1
Loan portfolio and accounts receivable	431,7	320,5
Realisable goods and received in payment	15.572,0	15.674,4
Property and equipment	345,6	345,6
Mercantile credit	1.303,5	1.565,4
Other assets	89.200,2	91.973,5
Sundry:		
Tax income early payment	21.554,3	20.805,6
Withholding at source	10.879,1	19.151,5
Early payments surplus and withholdings	17.081,5	8.239,0
Petty cash	151,2	154,9
Industry and commerce tax early payment	220,4	369,2
Discounted VAT in income tax	96,8	88,0
Consortiums or temporary mergers	1.689,6	1.253,8
Other	244,7	164,5

	$ 266.910,6	$ 293.842,3

13. VALORISATION AND DEVALORISATIONS

Investments:		
Valorisations	$ 282.624,1	$ 154.604,4
Devalorisations	(1.177,7)	(751,9)
	281.446,4	153.852,5
Of property, plant and equipment	385.621,9	363.030,6
Other (Goods given in Trust)	15.177,5	14.694,1
	$ 682.245,8	$ 531.577,2

14. DEPOSITS AND CURRENT LIABILITIES

Term deposit certificates:		
Issued at less than 6 months	$ 525.149,8	$ 524.596,1
Issued equal to 6 months and less than 12 months	575,895,5	496.762,1
Issued equal to 12 months and less than 18 months	55.751,0	44.127,3
Issued equal to or more than 18 months	304.885,8	214.451,2
	$ 1.461.682,1	$ 1.279.936,7

Other

	December 31 2009	June 30 2009
Legal currency:		
Banks and correspondents	$ 332,0	$ 228,9
Especial guaranty deposits	217,5	63,6
Current liabilities for bank services	85,9	85,9
	635,4	378,4
Foreign currency:		
Current liabilities for bank services	200,2	210,1
	200,2	210,1
	$ 835,6	$ 588,5

15. PASSIVE POSITIONS IN MONETARY MARKET OPERATIONS AND RELATED OPERATIONS

Purchased interbank funds	$ 187.842,2	$ 152.937,0
Transfer undertakings in repo operations closed	296.879,3	385.200,7
Transfer undertakings in simultaneous operations	876,852,8	32.706,2

	December 31 2009	June 30 2009
Undertakings originated in simultaneous operations short positions	679.208,4	6.059,3
	$ 2.040.782,7	$ 576.903,2

Rates used in these operations for the semesters ended on December 31st and June 30, 2009 oscillated between 3.55% and 2.0% and 6.0% and 1.5 % respectively.

No restrictions or limitations existed on the aforementioned amounts.

16. BANK LOANS AND OTHER FINANCIAL OBLIGATIONS

	December 31 2009	June 30 2009
Other entities of the country:		
Banco de Comercio Exterior	$ 104.365,6	$ 103.274,3
Fondo para el Financiamiento del Sector Agropecuario	21.628,2	20.717,8
Financiera de Desarrollo Territorial S. A.	7.461,1	8.955,7
Banco de Bogotá	26.547,3	30.820,4
Banco de Occidente	13.320,7	10.468,0
Leasing de Occidente	24.241,7	31.862,9
Leasing Bogotá	5.102,9	4.051,2
Loans with other Banks	76.903,6	55.991,2
Loans with other Leasing entities	-	1.002,6
Loans other Financial Entities	37.626,7	35.831,2
	317.197,8	302.975,3
Entities Abroad:		
Banco de Bogotá Panamá	-	1.295,2
Northstar Trade Finance	81,4	143,5
Concesiones Colombiana S. A.	10.493,1	11.069,9
Helm Bank Panamá	1.993,1	2.428,5
Banco de Colombia Panamá	678,8	716,1
	13.246,4	15.653,2
	$ 330.444,2	$ 318.628,5

Maturities of the obligations as of December 31 and June 30, 2009 are the following:

	December 31 2009	June 30 2009
From 1 to 12 months	$ 122.394,6	$ 83.189,1
From 12 to 24 months	90.557,5	95.486,2
From 24 to more months	117.492,1	139.709,2

	$ 330.444,2	$ 318.628,5

17. ACCOUNTS PAYABLE

Interests:		
Deposits and current liabilities	$ 16.357,4	$ 17.671,6
Monetary market operations and related oper.	83,4	147,2
Bank loans and other financial obligations	3.417,3	4.256,4
Investment securities in circulation	2.759,8	2.066,5
	$ 22.617,9	$ 24.141,7
Other:		
Income Tax and Complementaries	$ 50.757,2	$ 15.416,3
Industry and Commerce Tax	3.997,6	3.859,0
Stamp Taxes	149,2	102,4
Other taxes	317,5	7.651,6
Leasings/Rentals	925,3	939,5
Sales Tax payable	10.763,5	11.591,9
Contribution on transactions	3,0	7,7
Promissory purchasers	548,5	16,2
Suppliers	52.051,6	54.759,5
Retentions and labour contributions	8.686,2	9.855,5
Insurance premiums	524,5	549,5

	December 31 2009	June 30 2009
Sundry:		
Payroll	804,6	907,4
Cheques drawn not collected	243,2	231,0
Other accounts payable in Epiandes Grupo Dragados	15.724,5	14.622,4
Other accounts payable in Hoteles Estelar	10.501,1	10.589,1
Other accounts payable in Concecol	16.439,6	-
Other	21.378,9	26.784,4
	$ 193.816,0	$ 157.883,4

18. INVESTMENT SECURITIES IN CIRCULATION

Concesionaria Vial de los Andes S.A.	$ 47.698,0	$ 51.853,0
Industrias Lehner S.A.	1.119,6	1.119,6
Leasing Corficolombiana S.A.	67.352,0	98.186,4
Proyectos de Infraestructura S.A.	92.000,0	92.000,0

	$ 208.169,6	$ 243.159,0

Concesionaria Vial de los Andes S.A., In October 2006 and June 2004 in order to pay the capital and interest of bonds optionally convertible in stock issued in 2003 and 2001, Concesionaria Vial de los Andes S.A. issued again bonds optionally convertible in stock for the sum of $10.383.0 and $12.000.0 respectively. Bonds issued in June 2004 were cancelled and paid at maturity to their holders on June 28 and 29, 2007 respectively. The main characteristics of the bonds at present in circulation are as follows:

	October 2006 Issue
Amount in circulation:	$ 4.153,0
Term:	3 years
Interest Rate:	DTF + 7 points
Interest payment Mode	Year due
Circulation Law:	Nominative, optionally convertible in stock.

Bonds issuing and placement optionally convertible in stock of 2006 was authorised by the Superintendence of Ports and Transportation under Resolution 6128 of October 20, 2006.

For the conversion of bonds in stock, with an anticipation of four months to the bonds maturity date, COVIANDES shall execute an increase in its authorised capital to make this conversion with no obstacles. Bonds shall be convertible in stock under the following conditions:

- In the terms under 5 of paragraph B of Chapter IV of the bonds issuing and placement prospect, bond holders shall notify in writing the elected option partnership, this is: 1) to demand at the bonds maturity date, company stock for capital and interests; it shall therefore request the capitalisation; 2) that it receives payment in cash at the bonds maturity date both the capital and interests pending to be paid as of such date.

- In case they decide to require stock, once the convertible bonds term is due, bond holders shall subscribe the number of shares corresponding to them and COVIANDES shall issue the final titles of the corresponding stock within the following thirty (30) days to the maturity date of the bonds. These shares shall be subscribed for the intrinsic value the shares have as of the subscription date and in no case for a value lower than their nominal value.

In conformity with the issuing and placement approval of ordinary bonds with charge to the administration and guaranty trust No. 3-034 in the General Stockholders Assembly according with Minute No. 29 of February 21, 2007, on July 5, 2007 the Trust F.A. No. 3-034 of Fiduciaria de Occidente S.A. placed ordinary bonds for the sum of $47.700 with the following specifications:

Series A5:

Amount -	$18.550
Term	5 years
Maturity	July 2012
Interest Rate	IPC+5,50% E.A.

Series A7:

Amount	$29.150
Term -	7years
Maturity	July 2014
Interest Rate	IPC+5,70% E.A.

The subordinated Industrias Lehner S. A., on June 9, 2000 the Superintendency of Companies approved an ordinary bonds issuing optionally convertible in stock, with the following characteristics:

Amount authorised of the issuing	$	13.463,8
Bonds issued		12.303,1
Bonds pending to be placed		1.160,8
Amortisation and term	10 years in quarterly instalments from July 2010	
Interest Rate	Zero	
Term to convert in stock	Before June 19, 2002	
Conversion	$1.175,05 pesos per share	

On June 19, 2002 9.517.503 were converted in stock.

Bonds not converted in stock, subscribed by The financial creditors as of December 31, 2009 are:	$	1.119,6

The subordinated Proyectos de Infraestructura S. A., by means of Resolution No. 0277 of April 7, 2000 modified by Resolution Resolución No.427 of July 2001, the Superintendence of Securities (at present Superintendence of Finance) authorised the second issuing of 20.000 bonds (Bonds PISA 1999)to the order, thus:

Class	Ordinary bonds
Amount authorised:	$20.000
Amount in circulation:	$12.000
Issue date:	October 08, 2001
Nominal value, in Pesos	$1.000.000 each

Series:	B
Redemption term:	10 y 7 years
Yield:	IPC+8,5% e IPC+8,3%

Following is a detail of the maturity of bonds placed in the second issuing:

Series	Amount placed	Term	Modality	Maturity
B	$ 8.000	10 years	T.V.	August 8, 2011
B	3.780	10 years	A.V.	August 8, 2011
B	220	10 years	S.V.	August 8, 2011
Total	$ 12.000			

By means of Resolution No. 0637 of May 18, 2009 the Superintendence of Finance of Colombia authorised the issuing of 120.000 bonds to the order of which 80.000 bonds to the order were subscribed as follows:

Class	Ordinary bonds to the order
Authorised amount:	$120.000.000
Amount in circulation	$80.000.000
Issuing date:	May 20, 2009
Nominal value in Pesos	$1.000.000 each
Series:	A10 and A7
Redemption term:	10 y 7 years
Yield:	IPC+6,9% and IPC+6,59%

Series	Amount Placed	Term	Modality	Maturity
A7	$ 22.600.000	7 years	T.V.	May 20, 2016
A10	57.400.000	10 years	T.V.	May, 20 2019
Total	$ 80.000.000			

The subordinated Leasing Corficolombiana S. A. *as of December 31 and June 30,* 2009 owned investment securities in circulation of $67.352.0 and $98.186.4 respectively.

	December 2009	Maturity months	June 2009	Maturity months
2003 Issuing	$ 3.718,0	34	$ 4.189,8	34
2005 Issuing	63.634,0	42	93.996,6	42

	December 2009	Maturity months	June 2009	Maturity months
	$ 67.352,0		$ 98.186,4	
Effective Rate	7,85% E.A.		9.22% E.A.	

List of amounts authorised, issued, amortised and effective rates as of December 31, 2009

	Authorised	Issued	Amortised	Effective Rate
2003 issuing	$ 100.000,0	$ 100.000,0	$ 96.282,0	7,58%
2005 issuing	300.000,0	264.400,0	200.766,0	7,86%
Total	$ 400.000,0	$ 364.400,0	$ 297.048,0	

The 2003 issuing: Began its placement on November 25 and its total redemption shall be in May 2011.

The 2005 issuing: began its placement on June 21, 2005. The Superintendence of Finance of Colombia authorised an extension of the placement term for one year more; therefore, the placement term goes up to June 20, 2009 and placement is being made directly and/or through stock agents and the Corficolombiana Home Office.

Bond issuings have no independent rating and are backed by the company rating that at present is Double A+ (AA+).

In the placement prospect of all issuings no granting of premiums or discounts was made. The Company has not granted additional guaranties for payment of capitals and such payments shall be made in cash at the maturity of each title/security to who owns the capacity as holder of the title.

19. OTHER LIABILITIES

	December 31 2009	June 30, 2009
Consolidated labour obligations:		
Consolidated severances	$ 5.371,9	$ 2.745,7
Interest on severances	487,3	153,9
Consolidated vacations	5.205,0	5.030,6
Other social benefits	8.664,2	8.273,5
	$ 19.728,4	$ 16.203,7

Early income and deferred payments

Account	December 31 2009	Payments	Charges	June 30 2009
Interests	$ 7.0	$ -	$ 201,1	$ 1,8
Commissions	958,6	254,1	-	763,2
Leasings/Rentals	42,8	-	54,8	38,8
Other Early Income (1)	40.469,0	-	1.559,5	41.717,9
Profit for Sale of Assets	42.210,2	41.973,2	194,4	42,6
Interest originated in Rest. Processes	306,0	161,0	-	206,7
Other deferred payments	206,7	18,2	93,8	94,9
	$ 84.200,3	$ 42.406,3	$ 2.103,6	$ 42.865,9

(1) It corresponds to money collected by INCO for executing works for roads 4 and 5 of the Bogotá - Puente Real – Villavicencio sector and collection made by the company Wackenhut at the Uribe toll.

Other

	December 31 2009	June 30 2009
Credits for deferred monetary correction	$ 16.918,3	$ 17.568,0
Deferred income tax	37.276,5	35.093,4
Consortiums and temporary mergers	10,1	18,2
Sundry	23.300,2	21.779,8
	$ 77.505,1	$ 74.459,4

20. ESTIMATED LIABILITIES AND PROVISIONS

	December 31 2009	June 30 2009
Labour obligations:		
Severances	$ -	$ 229,5
Interest on severance	-	24,4
Vacations	-	191,6
Legal premium	-	34,7
Extra legal premium	-	155,5
Bonuses	1.359,6	851,5
Other benefits	1.058,9	1.993,8
	2.418,5	3.481,0
Taxes:		
Income and complementariness	11.944,4	34.067,7
Industry and commerce	2.652,5	2.199,3
Other	459,1	772,8

	15.056,0	37.039,8
Other:		
Penalties and sanctions Superfinanciera	117,3	17,3
Penalties and sanctions litigations, indemnifications	1.056,2	336,2
Other	3.256,8	5.658,4
	$ 4.430,3	$ 6.011,9

21. DEFECT OF THE INVESTMENT COST ON THE VALUE ON BOOKS

Defect of the investment cost values on the value on books determined for the consolidation of the financial statements of the Home Office and Subordinates are as following:

	December 31, 2009			
		Amortisations		
	Initial balance	Former periods	Of the semester	Balance to be paid
Pizano S.A.	$ 26.833,0	$14.962,0	$ 2.146,9	$ 9.724,1

	June 30, 2009			
		Amortisations		
	Initial Balance	Former periods	Of the semester	Balance to be amortised
Pizano S.A.	$ 26.833,0	$12.815,2	$ 2.146,9	$ 11.870,9

22. CORPORATE CAPITAL

As of December 31 and June 30, 2009 the authorised capital was $1.815.0 represented in 181.500.000 shares with nominal value of $10 pesos each.

The number of shares in circulation was:

	December 31 2009
No. Preferential shares	$ 10.772.923
No. Ordinary shares	160.543.030
Total subscribed and paid shares	$ 171.315.953

The minimum preferential dividend each share bears is equal to 2% per annum of the subscription price in Colombian pesos, dividend that is adjusted each year in an amount equivalent to 100% of the consumer price index variation (IPC), annually certified by the appropriate Colombian authority for each calendar year.

23. RESERVES

Legal – According with legal provisions in force in Colombia, every credit institution must constitute a legal reserve, assigning ten per cent (10%) of liquid profits of each accounting period, until reaching a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits. The premium for placement of stock is also recorded as legal reserve; it corresponds to the difference between the value paid for the share and its nominal value.

As of December 31 and June 30, 2009, the legal reserve was of $91.782.7 and $91.035.3 respectively.

Statutory and Occasional

	December 31 2009	June 30 2009
At the disposition of the Board of Directors	$ 5.066,8	$ 5.062,9
For protection of the Loan Portfolio	1.228,5	-
Reserve valuation of negotiable investments (*)	421.932,4	395.048,3
For re-acquisition of stock	16.980,1	16.980,1
Own stock re-acquired (-)	(16.488,6)	(16.488,6)
Statutory reserves	4.127,9	2.236,3
Other reserves at the disposition of the assembly for future distributions	152.165.8	151.301.3
	$ 585.012,9	$ 554.140,3

(*) According with legal provisions a reserve must be made for profits obtained for the application of especial investment valuation systems at market prices and when the entry has not been fiscally made.

24. PROFITS NON REALISED IN INVESTMENTS AVAILABLE FOR SALE

	December 31 2009	June 30 2009
Participative Securities		
Promigas S.A. (a)	$ -	$ 280.412,1
Mineros S.A.	51.719,4	3.106,8
Tablemac S.A. (b)	-	12.317,8
Bolsa de Valores de Colombia	6.774.3	5.199,2

	58.493,7	301.035,9
Debt securities	42.644,5	5.408,6
Mixed Securities in Tenure Processes	27,2	-
	$ 101.165,4	$ 306.444,5

(a) In the second half of 2009, the Corporation made an entry for non realised profits of Promigas for change in marketability for $260.834.8. In August 2009 the investment the Corporation has in Promigas E.S.P. was re-classifed from Available for Sale "medium marketability" to "low marketability" due to a change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009. That re-classification originated an income net effect in the status of results for the sum of $260.834.8 recorded in the Realised Profit item in investments available for sale. The aforementioned was done in compliance with the provisions of numeral 6.2 of Chapter I of External Circular Letter 100 of the Superintendence of Finance. The re-classification was informed to the Superintendence of Finance.

(b) On September 3, 2009 the Corporation decided to re-classify Tableros y Maderas de Caldas S.A. form Investment Available for Sale to Negotiable Investment. The re-classification generated a recording of an income for $12.106.4 that was accounted in the status of results under the realised profits item. This re-classification was informed to the Superintendence of Finance and the acknowledgement of the aforementioned revenue was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

25. CONTINGENT ACCOUNTS

Creditor		
Bank guaranties	$ 138.620,6	$ 107.370,6
Values received in repo and simultaneous operations	52.482,1	14.718,6
Obligations in options	208,5	-
Litigations (*)	80.377,8	76.576,2
Other	71.168,2	48.097,5
	$ 342.857,2	$ 246.762,9

(*) It corresponds to passive contingencies derived from judicial processes against, with adverse decision that occurs remotely in accordance with the opinion of the legal area of the Home Office as of December 31 and June 30, 2009 for $45.758.7. Leasing Corficolombiana has litigations recorded as of December 31 and June 30, 2009 for $34.619.1 and $30.817.5 respectively; occurrence probability is remote. Lawyers work is directed to demonstrate that Leasing Corficolombiana is not responsible for the demands/claims on which it has been involved, provided that in Leasing agreements there are clauses that exonerate it from these responsibilities.

	December 31, 2009	**June 30, 2009**
Debtor:		
Values delivered in repo and simultaneous operations	$ 1.315.602,1	$ 513.212,4

Interests loan portfolios	106,4	102,5
Financial leasing interest	5.080,1	5.163,3
Rights in Options	180,0	-
Rates to be received	523.587,1	571.548,9
Purchase options to be received	28.773,0	26.858,2
Ordinary liquid presumptive income excess	154.713,2	149.727,2
Other contingencies	48.844,8	48.321,1
	$ 2.076.886,7	$ 1.314.933,6

26. DEBTOR MEMORANDUM ACCOUNTS

Goods and securities given in custody	$ 2687,7	$ 1.796,7
Goods and securities given in guaranty	302.084,0	382.680,4
Valorisation of goods received in dation in payment	23.923,6	20.025,8
Remittances and other effects sent for collection	46.573,6	48.874,2
Cheques negotiated, unpaid	4.991,3	5.235,8
Penalised assets	217.074,8	218.519,6
Investment securities not placed	50.527,0	50.527,0
Investment securities amortised bonds	279.121,0	248.079,0
Adjustments for assets inflation	155.122,3	155.714,8
Distribution subscribed and paid capital	1.713,2	1.713,2
Property and equipment totally depreciated	20.250,7	21.610,3
Fiscal value of assets	4.101.489,1	4.105.316,8
Investments negotiable in debt securities	969.511,3	320.521,9
Investments to maintain until maturity	59.527,4	59.724,9
Investments available for sale	932.452,5	833.981,5
Active reciprocal operations	235.897,3	160.696,5
Other debtor memorandum accounts	963.351,0	1.229.518,9
	$ 8.366.297,8	$ 7.864.537,3

27. CREDITOR MEMORANDUM ACCOUNTS

	December 31 2009	June 30 2009
Goods and securities received in custody	$ 88.264,2	$ 99.877,5
Goods and securities received in guaranty for future credits/loans	136.922,8	98.705,7
Guaranties pending to be cancelled	29.132,8	28.993,9
Goods and securities received in admissible guaranty	129.683,8	107.441,8
Goods and securities received in other guaranties	6.296,6	4.144,9
Collections received	1.528,5	1.604,0
Inflation adjustments to the equity	454.766,1	457.779,9

Capitalisation for equity revalorisation	346.254,8	342.605,2
Yield negotiable investments fixed rate	133.022,6	67.982,6
Dividends decreed in neg.investments in participative securities	98,2	98,2
Equity fiscal value	2.076.323,2	2.076.323,2
Qualification leasing operations	453.636,0	490.035,6
Qualification leasing contracts	1.236,9	1.713,9
Qualification consumption loans	1.773,8	1.995,3
Qualification consumption loans other guaranties	11,1	11,1
Qualification commercial portfolio suitable guaranty	31.406,9	18.477,8
Qualification commercial portfolio other guaranties	109.712,3	29.059,0
Reciprocal operations	75.619,7	101.373,1
Other creditor memorandum accounts	45.863,3	169.571,9
	$ 4.121.553,6	$ 4.097.794,6

28. OPERATIONS WITH RELATED PARTIES

The main stockholders holding ten per cent (10%) or more of the capital stock or whenever less, transactions exist that represent more than five per cent (5%) of the technical equity, are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. Operations with stockholders

	December 31, 2009	June 30 2009
Available:		
Banco de Bogotá S. A.	$ 65.202,2	$ 16.245.
Banco de Occidente S. A.	26.753,2	11.166,7
Investments:		
Banco de Occidente S. A.	5.553,7	5.553,7
Accounts receivable		
Banco de Bogotá S.A:	2,2	151,3
Banco de Occidente S. A.	328,2	334,1
Valorisations:		
Banco de Occidente S. A.	4.137,6	-
Accounts payable:		
Banco de Bogotá S. A.	20.622,9	16.808,9
Banco de Occidente S. A.	7.362,4	6.000,8
Operating revenues:		
Banco de Bogotá S. A.	506,6	123,5

Banco de Occidente S. A.	217,5	220,6
Revenues Dividends		
Banco de Occidente S. A	196,3	-
Expenses Interests		
Banco de Occidente S. A.	0,4	0.7
Expenses commissions		
Banco de Bogotá S. A.	20,7	14.2
Banco de Occidente S. A.	164,4	149.9
Debtor Memorandum Accounts:		
Banco de Bogotá S. A.	65.867,6	16.411,0
Banco de Occidente S. A.	37.461,6	17.205,1
Creditor memorandum accounts:		
Banco de Bogotá S. A.	21.129,6	16.932,4
Banco de Occidente S. A.	12.023,7	6.221,4

b. Operations with related companies of the financial sector

	December 31 2009	June 30 2009
Investments negotiable in debt securities		
Leasing Corficolombiana S. A	$ 1.958,0	$ 859,7
Leasing de Occidente S.A.	1.475,0	4.300,9
Banco Corficolombiana Panamá S.A.	6.809,8	-
Investments available for sale in participative securities		
Banco Av Villas	218,7	224,1
Banco Corficolombiana Panamá S.A.	12.304,2	12.912,0
Casa de Bolsa Corficolombiana	-	10.557,8
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	12.815,2	-
Leasing Corficolombiana S. A	59.286,5	57.277,0
Leasing de Occidente S.A.	81.063,2	78.733,7
Fiduciaria Corficolombiana S.A.	31.321,8	23.455,1
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Valores de Occidente S.A.	-	2.257,4
Repurchase Rights Negotiable Investments		
Leasing Corficolombiana S. A	1.042,0	2.347,9
Leasing de Occidente S.A.	5.025,0	7.125,6
Fw Purchase Operation Rights		
Casa de Bolsa Corficolombiana	-	2.682,5
Fiduciaria Corficolombiana S.A.	-	3.218,0
Fw Sale Operation Rights		

	December 31 2009	June 30 2009
Casa de Bolsa Corficolombiana	-	2.620,1
Fiduciaria Corficolombiana S.A.	-	1.071,6
Purchase Fw Obligations		
Casa de Bolsa Corficolombiana	-	(2.652,5)
Fiduciaria Corficolombiana S.A.	-	(3.273,0)
Sale Fw Obligations		
Casa de Bolsa Corficolombiana	-	(2.682,5)
Fiduciaria Corficolombiana S.A.	-	(1.072,7)
Accounts Receivable Interests		
Leasing de Occidente S.A.	93,9	-
Accounts Receivable Commissions		
Casa de Bolsa Corficolombiana S.A.	-	76.6
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	99,4	-
Fiduciaria Corficolombiana S.A.	28,2	61,2
Leasing Corficolombiana S.A.	183,8	179,7
Accounts Receivable Dividends		
Fiduciaria de Occidente S.A.	154,8	172.7
Accounts Receivable Rentals		
Fiduciaria Corficolombiana S.A.	66,6	-
Leasing Corficolombiana S.A.	7,8	-
Accounts Receivable Sundry		
Banco Corficolombiana Panamá S.A.	19,9	-
Casa de Bolsa Corficolombiana		2,0
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	5,3	-
Leasing Corficolombiana S. A	26,0	2,4
Fiduciaria Corficolombiana S.A.	34,5	-
Early Expenses		
Seguros Alfa S.A.	-	60,8
Deferred Charges		
A.T.H. A Toda Hora S.A.	69,5	20,7
Valorisations		

Banco Av Villas	12,9	4,4
Banco Corficolombiana Panamá S.A.	2.209,9	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	94,6	
Leasing Corficolombiana S. A	6.721,3	6.409,4
Leasing de Occidente S.A.	25.156,3	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
De-valorisations		
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Savings Deposits		
Fiduciaria Corficolombiana S.A.	70,5	1,4
Casa de Bolsa Corficolombiana		8,0
Casa de Bolsa Sociedad Comisionista de Bolsa	6,1	-
Leasing Corficolombiana S. A	549,6	32,7
Leasing de Occidente S.A.	650,4	41.070,8
Interbank Funds		
Banco Corficolombiana Panamá S.A.	3.679,6	-

	December 31 2009	**June 30 2009**
Transference Undertakings in Closed Repo Operations		
Leasing Corficolombiana S. A	15.491,5	6.543,8
Accounts Payable - Dividends		
Banco Popular	3.032,3	2.471,5
Suppliers		
A.T.H. A Toda Hora S.A.	-	14,6
Fidubogota S.A.	1,7	2,9
Leasing de Occidente S.A.	35,9	36,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,0	-
Valorisations Surplus		
Banco Av Villas	12,9	-
Banco Corficolombiana Panamá S.A.	2.209,8	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,6	-
Leasing Corficolombiana S. A	6.721,2	6.409,4
Leasing de Occidente S.A.	25.156,2	20.609,8

Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
De-valorisations Surplus		
Banco Av Villas	-	4,4
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Income Profit in Investment Valuation		
Leasing Corficolombiana S. A	121,4	193,8
Leasing de Occidente S.A.	272,1	718,5
Banco Corficolombiana Panamá S.A.	64,1	-
Revenues, commissions and/or Fees		
Casa de Bolsa Corficolombiana	-	431,9
Casa de Bolsa Sociedad Comisionista de Bolsa	326,4	-
Leasing Corficolombiana S. A	944,4	934,6
Leasing de Occidente S.A.	-	1,4
Fiduciaria Corficolombiana S.A.	384,6	312,3
Revenues Profit in Valuation of Derivatives		
Casa de Bolsa Corficolombiana	-	30,0
Casa de Bolsa Sociedad Comisionista de Bolsa	580,3	-
Fiduciaria Corficolombiana S.A.	129,4	-
	December 31 2009	**June 30 2009**
Revenues Dividends		
Casa de Bolsa Corficolombiana	-	4.878,3
Leasing Corficolombiana S. A	5.246,0	4.834,6
Fiduciaria Corficolombiana S.A.	7.866,6	3.796,1
Banco Av Villas	2,7	5,4
Leasing de Occidente S.A.	9.921,1	12.059,9
Fiduciaria de Occidente S.A.	464,4	345,4
Revenues Rentals		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	118,9	113,5
Fiduciaria Corficolombiana S.A.	127,5	65,1
Revenue - Recoveries		
Banco Corficolombiana Panamá S.A.	17,2	-
Fiduciaria Corficolombiana S.A.	49,1	-
Leasing Corficolombiana S.A.	26,2	-
Revenue - Sundry		
Banco Corficolombiana Panamá S.A.	-	13,8

Casa de Bolsa Corficolombiana	-	11,7
Leasing Corficolombiana S. A	-	15,3
Seguros Alfa S.A.	-	2,9
Fiduciaria Corficolombiana S.A.	-	23,8
Expenses Interests		
Casa de Bolsa Corficolombiana	-	7,6
Leasing Corficolombiana S. A	195,1	328,7
Leasing de Occidente S.A.	945,8	1.606,5
Fiduciaria Corficolombiana S.A.	12,1	0,3
Banco Corficolombiana Panamá S.A.	4,5	-
Expenses Commissions		
Casa de Bolsa Corficolombiana	-	68,4
Casa de Bolsa Sociedad Comisionista de Bolsa	88,0	-
Fidubogota S.A.	9,9	12,4
Fiduciaria Corficolombiana S.A.	2,2	2,2
Personnel expenses		
Seguros de Vida Alfa S.A	30,7	31,4
A.T.H. A Toda Hora S.A.	26,7	-
Loss in Valuation of Derivatives		
Casa de Bolsa Corficolombiana	-	62,4
Casa de Bolsa Sociedad Comisionista de Bolsa	552,6	-

	December 31 2009	**June 30 2009**
Fiduciaria Corficolombiana S.A.	714,9	809,3
Expenses Fees		
Fidubogota S.A.	-	2,5
Casa de Bolsa Sociedad Comisionista de Bolsa	141,0	-
Expenses Rentals/Leasings		
Leasing Corficolombiana S. A	105,9	131,9
Leasing de Occidente S.A.	655,9	666,1
Expenses Insurance		
Seguros Alfa S.A.	26,9	12,2
Expenses Maintenance and Repairs		
A.T.H. A Toda Hora S.A.	-	22,0
Expenses for Amortisations		
A.T.H. A Toda Hora S.A.	-	10,1
Debtor Memorandum Accounts:		
Banco Corficolombiana Panamá	9.050,3	(562,9)

Banco AvVillas	246,7	228,4
Casa de Bolsa Corficolombiana S.A.	-	11.178,6
Casa de Bolsa Sociedad Comisionista de Bolsa	14.481.0	-
Fiduciaria Corficolombiana S.A.	60.293,5	38.994,9
Fiduciaria Bogotá S.A.	9,9	14,9
Fiduciaria de Occidente S.A.	4.812,2	3,323,5
A.T.H. A Toda Hora S.A.	96,2	52,7
Leasing Corficolombiana S. A.	81.883,3	67.536,7
Leasing de Occidente S.A.	248.478,3	120.168,2
Seguros Alfa S.A.	26,9	73,0
Seguros de Vida alfa S.A.	30,7	31,4
Valores de Occidente S.A.	-	1.537,1
Banco Popular S.A.	94,4	-
Creditor Memorandum Accounts:		
Fiduciaria Corficolombiana S. A.	22.838,8	18.932,9
Fiduciaria Bogotá S.A.	1,7	2,9
Fiduciaria de Occidente S.A.	2.194,4	1.733,3
Casa de Bolsa Corficolombiana S.A.	-	5.796,1
Casa de Bolsa Sociedad Comisionista de Bolsa	1.101,5	-
Leasing Corficolombiana S. A.	29.220,8	19.077,7
Leasing de Occidente S.A.	36.387,1	74.496,7
Valores de Occidente S.A.	-	(720,4)
Banco Corficolombiana Panamá	5.978,1	(547,9)
Banco Popular S.A.	3.032,3	2.471,5
Banco AvVillas	15,7	9,7
Seguros Alfa	-	2,9
A Toda Hora	-	14,6

Reciprocal operations celebrated with parties related to the financial sector were recorded at market prices.

c. ***Operations with companies related to the real sector.***

	December 31 2009	June 30 2009
Investments Negotiable in Debt Securities		
Concesionaria Vial de los Andes	$ -	$ 6.983,6
Investments Available for sale in Debt Securities		
Promotora y Comercializadora Turística Santamar S.A.	-	607,5
Investments Available for sale Participative Securities		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	20.437,2

Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	9.014,2	14,2
Gas Comprimido del Perú	7.949,4	8.341,9
Hoteles Estelar S.A	51.883,5	48.435,3
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	36.853,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.498,6
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	16.666,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31.1
Tejidos Sintéticos de Colombia S.A.	15.688,9	15.688,9
Investments Provision		
Industrias Lehner S.A.	(2.530,6)	(2.530,6)
Accounts Receivable Dividends		
Estudios Proyectos e Inversiones de los Andes S.A.	5.945,3	-
Hoteles Estelar S.A.	469,2	702,5
Organización Pajonales S.A.	-	2.000,0

	December 31 2009	**June 30 2009**
Accounts Receivable Rentals		
Hoteles Estelar S.A.	3,9	7,8
Accounts Receivable Fees		
Hoteles Estelar S.A.	14,1	-
Industrias Lehner S.A.	14,1	-
Proyectos de Infraestructura S.A	11,3	-
Unipalma	11,3	-
Accounts Receivable Sundry		
Gas Comprimido del Perú	155,3	-
Valora S.A.	0,4	1,0
Valorisations		
Colombiana de Licitaciones y Concesiones Ltda.	10.745,0	9.647,7
Concesionaria Vial de los Andes	177,8	139,9
Estudios Proyectos e Inversiones de los Andes S.A.	38.326,5	39.762,8
Hoteles Estelar S.A	91.978,1	87.921,0
Mavalle S.A.	121,3	116,6

Organización Pajonales S.A.	73.847,4	73.861,9
Pizano S.A. En Restructuración	28.920,6	27.781,9
Promotora y Comercializadora Turística Santamar S.A.	1.696,0	2.018,4
Proyectos de Infraestructura S.A.	42.215,4	39.674,4
Unipalma S.A.	31.549,3	17.187,0
Valora S.A.	5.693,2	1.421,3
Tejidos Sintéticos de Colombia S.A.	5.707,2	5.487,8
Valle Bursátiles S.A.	8,9	8,9
Term Deposit Certificates		
Colombiana de Licitaciones y Concesiones Ltda.	-	3.659,4
Estudios Proyectos e Inversiones de los Andes S.A.	221,6	17.333,6
Promotora y Comercializadora Turística Santamar S.A.	237,0	230,6
Savings Deposits		
Colombiana de Licitaciones y Concesiones Ltda.	232,5	179,0
Estudios Proyectos e Inversiones de los Andes S.A.	317,8	58,8
Estudios y Proyectos del Sol S.A.	5,7	-
Valora S.A.	2,3	2,3
Especial Deposits		
Colombiana de Licitaciones y Concesiones Ltda.	-	0,3
Valora S.A.	-	0,3

	December 31 2009	**June 30 2009**
Current Liabilities for Bank Services		
Industrias Lehner S.A.	-	0,6
Accounts Payable - Interests		
Colombiana de Licitaciones y Concesiones Ltda.	-	54,7
Estudios Proyectos e Inversiones de los Andes S.A.	1,4	507,0
Promotora y Comercializadora Turística Santamar S.A.	0,4	0,8
Suppliers		
Hoteles Estelar S.A	34,0	1,0
Valora S.A.	-	2,7
Accounts Payable – Sundry		
Estudios Proyectos e Inversiones de los Andes S.A.	-	160,5
Early Income		
Gas Comprimido del Perú	114,8	-

Revenues Profit in Valuation of Investments		
Concesionaria Vial de los Andes	-	557,4
Promotora y Comercializadora Turística Santamar S.A.	51,2	44,4
Revenues Commissions and/or Fees		
Colombiana de Licitaciones y Concesiones Ltda.	147,4	804,9
Estudios Proyectos e Inversiones de los Andes S. A.	22,4	22,4
Hoteles Estelar S.A	13,5	-
Industrias Lehner S.A.	13,5	-
Organización Pajonales S.A.	13,5	-
Proyectos de Infraestructura S.A.	10,8	570,0
Unipalma S.A.	10,8	-
Tejidos Sintéticos de Colombia S.A.	8,6	-
Revenues Profit in Valuation of Derivatives		
Tejidos Sintéticos de Colombia S.A.	-	103,4
Revenues Dividends		
Colombiana de Licitaciones y Concesiones Ltda.	2.644,6	932,4
Estudios Proyectos e Inversiones de los Andes S.A.	21.731,1	13.214,8
Hoteles Estelar S.A	4.855,9	4.139,3
Organización Pajonales S.A.	-	2.500,0
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
	December 31 2009	**June 30 2009**
Unipalma S.A.	1.483,4	1.121,7
Valora S.A.	326,2	284,8
Concesionaria Vial de los Andes	93,7	58,6
Revenues Rentals/Leasings		
Estudios Proyectos e Inversiones de los Andes S.A.	26,5	26,5
Hoteles Estelar S.A	22,2	22,2
Valora S.A.	-	6,5
Non Operating Revenues Recoveries		
Valora S.A.	2,6	-
Revenues - Sundry		
Colombiana de Licitaciones y Concesiones Ltda.	-	6,0
Promotora y Comercializadora Turística Santamar S.A.	-	3.275,4
Valora S.A.	-	1,6
Expenses Interests		
Colombiana de Licitaciones y Concesiones Ltda.	15,1	548,5

Estudios Proyectos e Inversiones de los Andes S.A.	-	1.054,5
Promotora y Comercializadora Turística Santamar S.A.	6,5	5,7
Estudios y Proyectos del Sol S.A.	0,1	-
Unipalma S.A.	-	23,4
Valora S.A.	-	0,1
Personnel Expenses		
Hoteles Estelar S.A.	4,2	-
Expenses for Provisions		
Industrias Lehner S.A.	-	2.530,6
Expenses Sundry		
Hoteles Estelar S.A	89,2	44,9
Organización Pajonales S.A.	817,7	-
Valora S.A.	113,7	19,0
Debtor Memorandum Accounts:		
Colombiana de Licitaciones y Concesiones Ltda.	4.367,1	1.722,4
Estudios, Proyectos e Inversiones de los Andes S.A.	37.227,6	15.496,5
Hoteles Estelar S. A.	23.474,5	18.618,6
Organización Pajonales S.A.	8.696,8	8.696,8
	December 31 2009	**June 30 2009**
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	3.474,1	1.990,6
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	40.407,2	19.337,2
Tejidos Sintéticos de Colombia S. A.	1.432,9	1.432,9
Concesionaria Vial de los Andes S.A.	152,3	58,5
Valora S. A.	4.424,5	4.098,3
Creditor Memorandum Accounts:		
Promotora y Comercializadora Turística Santamar S. A.	22,7	15,3
Concesionaria Vial de los Andes S.A.	286,8	286,8

d. Operations celebrated with members of the Board of Directors and Legal Representatives

	December 31st, 2009 Board of Directors	Legal Representatives
Assets	$ -	$ 31,2
Liabilities	279,5	257,3
Revenues	-	1,0
Expenses	59,2	9,7

	June 30 2009 Board of Directors	Legal Representatives
Assets	$ -	$ 29,9
Liabilities	272,8	0,4
Revenues	-	2,1
Expenses	59,2	2,0

e. Operations celebrated with Stockholders who own less than 10% of the Capital, who had operations greater than 5% of the technical equity as of December 31, 2009 $72.394.6

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Sale	$ 74.989,3	$ 76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Purchase	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligatorias Colfondos	Forward	Purchase	85.308,0	88.935,3
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Purchase	104.760,6	100.330,3

f. Operations celebrated with Stockholders who own less than 10% of the Capital, who had operations greater than 5% of the technical equity as of June 30, 2009 ($73.641.9)

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
2.03%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Purchase	$ 233.973,0	$ 231.403.3

29. OPERATING REVENUES – OTHER

	December 31, 2009	June 30, 2009
Reimbursement provision accounts receivable	$ 3.328,4	$ 2.180,0
Reimbursement provision credit portfolio	354,1	264,2
Reimbursement provision financial leasing operations	6.842,0	6.346,4
Reimbursement provision operative leasing operations	6,0	8,8
Financial leasing financial component	29.380,8	38.039,2
Consortiums or temporary mergers	2.945,3	3.592,6
Operative Leasing rental rates	484,8	526,3
Profit in Sale of assets in leasing	13,5	8,5
Penalties for non compliance in contracts	1.052,2	1.451,6
Real Estate activities	3.459,4	-
Agriculture and Cattle raising	14.349,0	15.979,3
Wholesale trading	8.893,6	15.063,8
Constructions	59.798,6	58.096,0
Hotels and restaurants	92.006,0	84.978,9
Manufacture Industries	134.974,8	140.299,4
Tolls	74.458,2	76.544,2
Fishing	1.009,2	973,5
Transportation and storage	-	23,9
Miscellaneous	-	201,6
	$ 433.355,9	$ 444.578,2

30. OPERATING EXPENSES - OTHER

	December 31, 2009	June 30, 2009
Fees	$ 7.138,1	$ 7.182,4
Taxes	12.491,7	23.160,2
Rentals/leasing	5.272,3	5.217,7
Contributions and affiliations	1.790,1	2.694,9
Insurance	5.520,3	4.483,4
Maintenance and repairs	12.805,0	14:609,6
Office adapting and installation	1.292,9	900,0
Cleaning and vigilance services	2.434,8	2.449,6
Temporary services	3.554,0	3.709,8
Publicity and propaganda	5.385,7	1.755,3
Public Relations	732,4	395,1
Public services	8.439,3	14.309,4
Data electronic processing	152,1	102,5

Travel expenses	1.521,3	1.120,9
Transport	7.514,6	7.693,4
Office implements and stationary	875.8	965,4
Consortiums and temporary mergers	144,3	107,1
Donations	1.001,5	57,8
Loss in Sale of Assets in Leasing	1,5	1,4
Sale Cost of Realisable Goods	137.124,6	134.201,7
Medical Services and Occupational Health	0,6	12,9
Social Welfare	82,3	25,0
Subscriptions and notices	216,3	90,6
Postal charges	356,3	66,3
Buildings administration	964,1	265,2
Casino. Restaurant or Cafeteria	477,3	301,1
Attention to Personnel	48,7	-
Artificial fireworks and similar	6,5	5,8
Music	238,4	96,4
Fuels and Lubricants	518,4	308,2
Packing and commercialisation costs	166,6	-
Containers and packing	174,0	62,9
Technical assistance	408,3	151,7
Legal expenses	1.281,8	284,9
Microfilming and binding	261,0	151,5
Carrier services	406,0	313,7
Swiff data connection and transformation services	424,3	381,5
Transmission communication channels	492,3	398,9
Proportional deductible VAT	541,6	117,8
Training and Seminars	251,7	33,7
Miscellaneous	12.269,4	11.551,0
	$ 234.778,2	$ 239.736,7

31. OTHER PROVISIONS

Available	$ 7,6	$ 103,6
Realisable goods and received in payment	1.033,3	1.581,9
Other assets	359,8	53,9
Other	650,0	466,4
	$ 2.050,7	$ 2.205,8

32. NON OPERATING REVENUES

	December 31 2009	June 30 2009
Profit in sale of goods received in payment	$ 273,0	$ 432,4
Profit in sale of property and equipment	5.806,1	1.396,7
Rentals/leasing	3.593,2	2.882,3

Recoveries :		
Penalised goods	92,8	949,6
Provision reimbursements/restitutions:		
Property and equipment	1,4	1,2
Goods received in payment	1.173,3	565,7
Investments	1.234,8	816,9
Other provisions	91,7	1.078,1
Other assets	29,3	79,5
Other recoveries	4.887,2	3.871,2
Sundry:		
Revenues goods received in payment	102,8	82,3
Consortium Temporary mergers	4,4	4,0
Other	8.102,1	16.610,9
	$ 25.392,1	$ 28.766,8

33. LIST OF ASSETS WEIGHTED BY RISK LEVEL – TECHNICAL EQUITY

According with Decree 1720 of 2001 the technical equity of the Corporation may not be less than nine per cent (9%) of assets in national and foreign currency, weighed by risk level. Individual compliance is verified monthly and each semester in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of December 31 and June 30, 2009 the solvency ration achieved by the Corporation and its subsidiaries was of thirty four point fifty three per cent (34.53%) and forty two point twenty eight per cent (42.28%) respectively.

34. CONTINGENCIES

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, of February 17, 1989, for a avlue of $58.5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting books, and

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in tutelage/protection award on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated as follows: *"(...)the legal*

debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"

Litigations as of December 31 and June 30, 2009 are recorded in Leasing Corficolombiana for $34.619.1 and $30.817.55 respectively; probability of occurrence is remote. Lawyers work is directed to demonstrate that Leasing Corficolombiana is not responsible for the claims on which it has been involved, considering that in the leasing agreements clauses exist that exonerate it from these responsibilities.

As of December 31, 2009 in Proyectos de Infraestructura S.A. there exist five (5) ordinary extra contractual civil responsibility processes carried on before different judicial authorities against PISA; five (5) direct repair process for events occurred during the construction and operation stages of the road, and three (3) popular actions.

Theoretically, in the aforementioned judicial processes it seems not possible that amounts involved should affect the economic capacity of the company.

On the other hand, with respect to the sixteen (16) right nullity and restoration processes initiated by PISA before the Administrative Contentious Court of Valle against the resolutions issued by the Municipalities of San Pedro (4). Tulua (7) and Bugalagrande (5) through which industry and commerce tax appraisal settlement was made together with that complementary of notices and boards for different years, it is important to note that at present we have twelve final decisions favourable for PISA's interests corresponding to processes against the Municipality of Tulua for taxable years 1995, 1996, 1998, 2000 and 2001; four (4) of them passed in processes against the municipality of San Pedro, taxable years 1998, 1999, 2001 and 2002, and one (1) corresponding to processes against the Municipality of Bugalagrande, taxable year 2002, passed by Consejo de Estado (Council of State), and two (2) corresponding to the processes against the Municipality of Bugalagrande, taxable years 1998 and 2001 passed by Tribunal Contencioso Administrativo del Valle del Cauca that are final because the Municipality did not present remedy of appeal against them.

We are also awaiting the decision of Consejo de Estado with respect to the appeal remedies presented by the Municipalities of Tulua (1) and Bugalagrande (1) against first instance awards on which the nullity of acts disputed was declared.

Also before Tribunal Contencioso Administrativo del Valle two (2) nullity and restoration processes of the right have been brought against administrative actions awarded by the Municipality of San Pedro in the development of two (2) tax coactive collection administrative processes began as a consequence of the resolutions issued by that municipality that were annulled by virtue of the aforementioned processes already awarded in second appeal/instance.

It is important to remember that there have been many awards that in different judicial appeals/ instances have repeated the non obligation of PISA to pay the Industry and Commerce Tax.

The criminal process initiated before Fiscalía General de la Nación for alleged irregularities committed by officials and ex-officials of the Municipality of San Pedro during administrative actions for the liquidation and collection from PISA of industry and commerce taxes and their complementary of notices and boards that during the judgement stage was at the Penal Court One of Tulua (Juzgado Primero Penal del Circuito de Tulua), is at present at Sala Penal del Tribunal Superior de Buga awaiting for the Appeal Remedy presented by PISA attorney against the acquitting award given.

It is important to note that the company shall continue to present the corresponding arguments for each particular case and hopes to carry on with the processes to the last corresponding appeals.

A very remote possibility exists that an unfavourable award is passed for the Company in any of the different processes.

As of December 31, 2009 the subordinated company Concesiones CCFC S.A. presents the following processes:

- A direct repair action presented against the Nation - INVIAS- INCO before Tribunal Administrativo de Cundinamarca Sección Tercera (Administrative Court of Cundinamarca, Third Section) with a cause for action of $392.6 million. Concesiones CCFC S.A. was involved in the process as called in guaranty. The process is at present in the evidential stage.

- A popular action initiated for the construction of sidewalks in the Facatativa road that awaits the second appeal award to be made by the Council of State in its Third Section. The amount of this process is undetermined. The first instance award was favourable for the interests of Concesiones CCFC S.A.

- A popular action has been filed for the first instance at Juzgado Único Administrativo del Circuito de Facatativa (Facatativa Only Administrative Court) for an undetermined amount and for the protection of public space and the environment at carrera 1° (street 1) in the Municipality of Facatativá. The process is in its evidential stage.

- An action before the Fiscalía General de Nación (Nation Prosecution Service) for an undetermined amount for the supposed responsibility of the Company in supposed negligent personal injuries caused in a car accident occurred on April 3, 2008 to José Luis García Mendoza the Road Police Patrolman working for the concession. The shelving of the case was requested because the plaintiff did not attend the hearing.

- An administrative environmental proceeding with sanctionable character that has been initiated by Corporación Autónoma Regional de Cundinamarca- CAR for an undetermined amount for the presumed infringement of the provisions of articles 102 and 132 of Decree Law 2811 of 1974 that establish that who intends to execute works on a river bed or water deposit shall ask for authorisation; the aforementioned is being proved.

Due to the contingencies mentioned, the Company did not record any accounting provision considering the remote possibility of a sentence against the Company.

As of December 31, 2009 the Partnership Parcelación Altos de las Montañas has presented a claim against Valora since April 7, 2006 for $629 million tied to the IPC (Consumer Price Index). The attorney already tendered the plea and has the opinion that success perspective is greater than 50% for Valora S. A. On May 6, 2009 a settlement hearing took place with no agreement between the parties. The process continues with its procedural steps and the evidence stage follows. Lawyer Gladys Constanza Vargas was hired on June 24, 2009 to represent us in her capacity as legal agent.

As of December 31, 2009 Pizano has various contingencies for some current labour, fiscal and legal claims.

Pizano's Management considers that except for what corresponds to the provisions established, taking into account present circumstances of each process, no adverse awards are foreseen that may significantly affect the financial statements of the company.

35. MANAGEMENT OF ASSETS AND LIABILITIES

As of the closing of December 31, 2009 in force regulations for liquidity risk management is External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to Sistema de Administración de Riesgo de Liquidez (SARL) (Liquidity Risk Administration System). The methodology for calculating the liquidity risk is transformed from the measurement of the liquidity GAP at 90 days to the calculation of the IRL to 7 days.

Following are the main accounts that affect this indicator as of the closing of December and June 2009, with a maturity of 7 and 30 days:

	December 31 2009 7 days	June 30 2009 30 days
Net flow of items with contractual maturities – Adjusted	$ (692.526.6)	$ (106.211.5)
Estimated net flow of items non subject to contractual maturities	(39.035.1)	(37.271.5)
Total net liquidity requirement, estimated	(731.561.7)	(143.482.9)
Total Net Liquid Assets	1.349.981.4	861.559.7
Surplus	618.419.7	718.076.7

	December 31 2009 7 days	June 30 2009 30 days

According with the methodology of the Superintendence of Finance of Colombia the Corporation has liquid assets adjusted by market liquidity, foreign exchange risk and required reserves (ALM) that fully back up its liquidity requirements.

The Corporation, according with in force regulations calculates the market risk based on the standard model indicated by the Superintendence of Finance in External Circular Letter 009 of 2007 (Chapter XXI Basic Accounting and Financial Circular Letter, External Circular Letter 100 of 1995).

	December 31 2009 7 days	June 30 2009 30 days
Methodology according with external circular letter 009 of 2007		
Risk by modules		
1- Interest rate	$ 76.568.9	$ 58.089.0
2- Exchange rate	2.729.1	807.4
3- Price of stock	16.371.3	10.394.6
4- Joint portfolios	1.543.0	1.560.5
See aggregate	$ 97.212.3	$ 70.851.5

36. CORPORATE GOVERNANCE (NOT AUDITED)

Corporación Financiera Colombiana S.A. has incorporated principles that govern the good corporate governance of the entity and the protection of the stockholders and investors' rights.

Board of Directors and Top Management - The Top Management and the Board of Directors determine the strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area dedicated to identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures that may be present in the Corporation

Policies and division of functions - Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

Reports to the Board of Directors – The Board of Directors is permanently informed of risk exposures of the different line businesses conducted by the Corporation.

A monthly report with a description of the operations made by the currency desk, business results, risk levels and compliance with limits established, should the case be, is submitted to the Board of Directors.

The Risk Department controls maximum portfolio positions, maximum losses and of value on risk, and informs on a daily basis the Top Management of the Corporation.

Technologic Infrastructure - The Corporation has an adequate technologic infrastructure that allows it to efficiently support transactional requirements of its daily operation, including adequate control and auditing mechanisms for risk control and for the generation of information tools that make information management in the organisation easier.

Methodology for risk management - Corporación Financiera Colombiana is rated as a financial entity and due to its Business role in the different fronts where it works (currency desk products, investment bank, variable income investments, etc.), it is exposed to different types of risk generated by the evolution of the environment in all its dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.
The Corporation defined that the risk administration process must comply with the following stages:

Risk identification – Risks associated to each of the products are determined. The Corporation looks for undue concentration of risks and to implement new technologies for risk management.

Measuring risks – Measurement and management processes for the different risks are esteblished. Monitoring systems must operate precisely and cover all defined aspects in order to make the management process easy. Risk measurement involves availability of experienced human resource and of technical tools that make quantification of inherent risks to each business line easy.

Limit assignment – Limits are determined for each one of the risks separately (market, credit and/or counterparty, operating and liquidity) although they are related to each other. The Administration evaluates and defines limits based on the disposition to asume risks and the capacity of the entity to absorb losses.

Limit Measurement and Control - Position values must be permanently reviewed against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

Reports Generation – Reports shall be submitted from time to time as defined by the Board of Directors and the different risk departments. These reports must contain information relative to the present risk exposition vs. Limits established and considering them as essential elements for decision making.

Existent methodologies identify and measure the different types of risk to which the Corporation is exposed in its activity, and this is how methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure - The Corporation has defined an organisational structure through its Board of Directors; this structure shall watch over an adequate risk management. The Executive Vice-Presidency is therefore in charge of the construction of a strong risk culture within the organisation, always looking for obtaining an integrated vision of the risk that also includes the financial subsidiaries of Corficolombiana. This Vice Presidency is in charge of the Risk Management and Credit Risk Management Departments, and has the purpose of promoting, leading and controlling the execution of risk policies approved through the compliance with the risk management strategy outlined, using the previously defined risk administration process.

In the structure of the Corporation there exists independence between negotiation, risk control and accounting of operations areas. Each of these tasks has been assigned to the different functional areas that on their turn report to different areas in the Corporation, as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investments Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations	IT and Operations Management
	Support Operations Management	Executive Vice Presidency

37. RISK DISCLOSURE (NOT AUDITED)

Objetives - The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)

- Private Debt
- Foreign Exchange
- Derivative instruments local currency
- Derivative instruments in foreign currency

Philosophy in risk taking - In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits.

Risk assumption philosophy is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

Evaluation – The market risk of the Corporation is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the entity.

Market Risk -

Pesos portfolio position - Limits to negotiable investments portfolio - The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. It also limts the position in negotiable securities different to public debt, taking into consideration the same aspects above mentioned and the corresponding issuer limits/quotas.

Investment portfolio limits available for sale – The nominal value of the position in public and private debt securities is limited considering the maturity term and the financial and operative contractual capacity of the Corporation.

Investment portfolio limits until maturity – The nominal value of the position in public debt securities is limited, with the criteria of the maturity and the contractual, financial and operative capacity of the Corporation.

Dollar portfolio positions – Negotiable investments portfolio limits - The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign currency position - The value of the dollar position (Short or Long) is limited both in the "intraday" and in the "next-day", according with the risk profile of the entity. Positions in other currencies such as the Swiss Franc, Sterling Pound, and EURO, are also limited taking into consideration the same aforementioned aspects.

Loss limits -

Daily P&L: is the main control tool the Middle Office has to monitor treasury. Additionally it is fundamental in the definition of maximum losses authorized by the Board of Directors.

VeR (value in risk): With the purpose of establishing limits based on Risk Metrics recognised methodologies for financial risk Management and according with the risk profile of the entity, the Board of Directors defined a VeR limit for Treasury operations, that allows the estimation under "normal conditions", of the risk assumed in the foreign exchange and fixed rate markets where the Corporation concentrates its trading activity.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) (Value in risk) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions

Liquidity risk – As tools for the liquidity risk internal methodologies approved by the Board of Directors and the provisions of External Circular Letter 042 of 2009 of the Superintendence of Finance of Colombia, that establishes the Regulations Relative to the Liquidity Risk Administration System (Sistema de Administración de Riesgo de Liquidez)(SARL) and determines the methodology for calculating the Liquidity Risk Indicator (IRL) are used.

The Corporation continued to monitor and control internal limits established by the Board of Directors both for long term and short term,; among those of short term are the MCO (Maximum Cumulative Outflow), the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

On the other hand, a follow-up to the different funding sources was made, and also a monitoring of the main depositaries of CDTS (Term Deposit Certificates) and Savings Accounts, and the concentration of contractual daily maturities of deposits and current liabilities was evaluated.

Credit risk - The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

Counterparty risk categories - Counterparty risk categories are standardised into four levels that allow optimising day to day businesses without generating additional wearing out in the attribution instances of the Corporation or affecting the quality of risk decision-making.

Following is a description of the risk categories from the higher risk to the lower risk ones.

Category 1 – Interbank short term loans, repos and/or investment in securities.

Category 2 – Credit exposition in derived products fixed income and foreign currency.

Examples: Foreign currency forward, securities forward, options, swaps.

For derivative products the risk limit to be approved by the corresponding authority is defined according with the Future Potential Exposition defined In Chapter XVIII of External Circular Letter 100 of 1995 that stipulates the factors that are applied on the nominal value of the contract in function of the term and the subjacent asset.

Also the use of the approved quota is calculated based on the credit exposition of the derivative:

Credit Exposition = Replacement Cost (*) + Future Potential Exposition

(*) Replacement cost is the greater value between the market value and zero (0).

As fixed income derivative it is understood that contract where the subjacent is a market interest rate, or a fixed income security independent from the issuer or the type of security.

Futures realised through the stock exchange of Colombia shall not use counterparty quota because they count on a basic guaranty and of variation according with the regulations established by the Stock Exchange of Colombia.

Category 3 – Spot risk

Examples: Purchase – sale of securities and free delivery foreign currency.

Overnight risk.

Category 4 - Category DVP or compensated

"Intraday" market risk

Note: approved quotas/limits may be used for products of the same category, respecting the term. Spot risk and overnight risk may not be combined.

- ***Operating Risk***

  The most relevant improvements with respect to operating risk made Turing the second half of 2009 were as follows:

  - The indicator measurement methodology was applied. As of the closing of July 2009 an evolution report was submitted to each of the Vice Presidencies, and at present, as recommended by the Operating Risk Committee, a function is being developed that incorporates the weighing variable to measurement of indicators.
  - The institutional training program continued. As of December 30, 2009 advance was of 77%; percentage dropped with respect to the first half of the year due to changes in personnel.
  - A personalised training process began in the second half of the year for four important suppliers.
  - The SARO report was submitted to the Board of Directors in November.
  - With respect to the operating risk data base, as of December 30 the data base had 336 records distributed as follows:

Type of event	# of records
Failure in processes	188
Failure in systems	82
Business practices	44
Other	22

Process	# of records
Mission	241

Support	78
Strategic	17

Type of Loss	**# of records**
Type B (With no impact on P&L)	286
Type A (With impact on P&L)	28
Type C (almost loss)	22

The 28 events recorded of Type A amount $153.6 million.

- With respect to the Business Continuity Plan a strategy was defined according with changes in the structure and the business presented during 2009. For the first half of 2010 two exercises of a new plan have been programmed to take place.

Administration -

Board of Directors - The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee - The main functions of the committee are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit Committee - The main function of this committee is to establish and make recommendations to the Board of Directors on credit quotas or limits and counterparty of Treasury clients.

Operating Risk Committee - The main functions of this committee are: to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution, To establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency – The Executive Vice President reports to the Presidency and its main functions, among other functions, are to establish and recommend to the Board of Directors the policies, objectives, limits and procedures for risk administration. To control compliance with portfolio quotas and limits, issuer and counterparty established by the Board of Directors.

Risk Manager – The Risk Manager reports to the Executive Vice President and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Manager and an assistant who are in charge of developing the Operating Risk Management System (Sistema de Administración de Riesgo Operacional) (SARO) within the Corporation and financial subsidiaries.

There is also a risk coordinator and 3 analysts specialised in the different treasury risks as the market risk, credit and liquidity risk who report to the Manager. It is important to mention that the legal risk is managed by the Legal Vice Presidency.

Credit Risk Manager - The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among his/her functions is that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager

Measurement – During the first half of the year, the treasury of Corporación Financiera Colombiana S.A. generated net revenues before operating expenses and provisions, for an amount of $33.722. The ration revenue/risk taking the average VeR for 2008 indicates that the risk to which the Corporation is exponed is equivalent to less than one month of net income, thus adjusting itself to the risk profile approved by the Board of Directors.

The VeR per risk module is as follows:

VeR

Value in risk per modules

Interest rates	$	76.568.9
Rate of Exchange		2.729.1
Price of the stock		16.371.3
Collective or joint portfolios		1.543.0
Total value in risk	$	97.212.4

The Corporation defines each asset's position as the portfolio inventory plus purchase undertakings – sale undertakings.

Peso Portfolio Position (amounts in million Pesos)

Negotiable investments portfolio – The position as of the closing of December 31st, 2009 was of $970.699.

Net position Negotiable portfolio – negotaible portfolio plus purchase forwards minus sale forwards $970.699.

Investment portfolio Available for sale – As of the closing of December 31st, 2009 this position is of $815.668.

Portfolio of investments until maturity – As of December 31st, 2009 the position was of $101.066.

Interest Rate Swaps – As of the closing of December 2009 Corficolombiana had no position in the swaps portfolio.

Options on fixed income securities – As of the closing of December 31st, 2009 Corficolombiana had no position in the fixed rate securities options portfolio.

Dollar portfolio position

Negotiable investments portfolio – As of the closing of December 2009 the position is of $58.741.

Negotiable portfolio net position – negociable portfolio plus purchase forwards minus sale forwards $58.735.

Investment portfolio available for sale – As of the closing of December 31st, 2009 this position is of $254.766.

Investments portfolio until maturity – As of December 31, 2009 the position was of $0.

Position in foreign curreency – As of the closing of December 31, 2009 the position in USD is equivalent to US$ 3.944.559 other G10 currencies USD$134.705, other latam currencies US$20.024 for a total risk position in TRM (Market Representative Rate) of US$ 4.099.288.

Foreign Exchange Forwards – As of the closing of December 31, 2009 the value of the foreign currecny forwards is equivalent to $37.759.

OPCF Future Contracts – As of the closing of December 31, 2009 Corficolombiana had no position in the foreign currency futures portfolio.

Foreign currency options – As of the closing of December 31, 2009 Corficolombiana had no position in the foreign currency portfolio.

Loss limits -

Market Risk – Daily P&L: The daily P&L 30 days as of the closing of December 31st, 2009 presents a profit, without including operating expenses, of approximately $1.340

VeR (value in risk) – The total VeR including the positions of the pesos and dollars desk as of December 31, 2009 is equivalent to approximately $(6.066) vs. the limit of $(7.101.0) established by the Board of Directors.

MAT (management action trigger) – As of the closing of June 2009 the MAT amounts to approximately $(5.397) vs. the limit of $(7.101.0) established y the Board of Directors.

Sensitivity analysis (stress test)

	ESTIMATED LOSS IN		
PORTFOLIO ($MM)	50 P.B.S	100 P.B.S	200 P.B.S
Negoctiable in pesos	5,943	11,887	23,773
Negotiable in USD	1,032	2,064	4,129
Available for Sale pesos	15,115	30,231	60,461
Available for Sale USD	8,468	16,936	33,871
At Maturity	N.A.	N.A.	N.A.

Maximum, minimum and average values – The treasury portfolio as of December 31, 2009 behaved as follows:

Portfolio in pesos	**Maximum**	**Minimum**	**Average**
Negotiable Investments	970.699,49	121.862,15	375.011,56
Investments available for Sale	1.125.681,84	270.833,95	618.766,04
Investments until Maturity	202.012,30	0,00	97.839,92
Forward Purchase of Securities	0,00	0,00	0,00

Forward Sale of Securities	0,00	0,00	0,00

Portfolio in USD

Negotiable Investments	196.169.89	124.333.99	166.516.92
Investments available for Sale	195.722.98	130.441.17	165.788.09
Investments until Maturity	0.00	0.00	0.00
Forward Securities Purchase	(46.36)	(2.84)	(20.37)
Forward Securities Sale	(150.57)	0.00	(40.45)

Derivatives

Forward Foreign Currency Purchase	110.981.15	(31.569.82)	8.737.76
Forward Foreign Currency Sale	(143.522.28)	108.130.20	16.065.19
Futures Contracts OPCF	(44.04)	0.00	106.79
Interest Rate Swap	328.10	0.00	2.392.41
Foreign Currency Options	142.18	0.00	18.48
Securities Options	0.00	87.46	9.66

Liquidity Risk – As of the closing of December 31st, 2009, these indicators were within the normal limits established. The Trigger IRL indicador at 1 week and liquidity indicators of long term (medium Term Funding and Cash Capital Position) that defined the liquidity condition of the entity presented normal status.

Credit risk – During the second half of 2009, the quotas/limits of treasury counterparties were assigned according with the aforementioned methodology and approved by the corresponding authorities.

Control - The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office – Area directly in charge of the negotiation, relations with customers and commercial aspects of the treasury office.

Middle Office – Area in charge, among other functions, of risk measurement, verification of compliance with pilicies and limits established, and of making risk analysis. Also, this is the area in charge of preparing reports on compliance with policies and limits and of exposition levels of the different risks inherent to treasury operations.This is also the area in charge of reviewing and evaluating from time to time the methodologies for evaluating financial instruments and measuring risks.

Back Office - Area in charge of conducting the treasury operating aspects as the closing, recording and final authorization of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx..

Due to the consolidation of risk controls, the treasury Business is at present more stable and there is less risk for potencial losses due to market, credit and liquidity risks associated thereto, and a greater reaction opportunity in the presence of adverse effects.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among other.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

38. LEGAL CONTROLS

As of December 31st, and June 30, 2009, the Corporation complied with each of its legal obligations and ruties in issues related to among others, its own position, capital investments, technical equity, cash reserve and in general, with all instructions issued by vigilante and control entities and legislative bodies.

39. ASSET LAUNDERING RISK

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors. It also considers monitoring of transactions, personnel training and cooperation with authorities and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

According with measurements made during 2009 based on the SARLAFT, the entity maintains low risk levels. Notwithstanding these risk levels are monitored quarterly.

Supervision of controls to prevente these risks is conducted by the Compliance Officer and his/her substitute; Management and the Board of Directors also supervise through reports presented from time to time by the Complaince Officer. Additionally the Comptroller Office and the Statutory Auditor Office make their evaluations in order to verify if internal controls established are efficient to prevent risk.

FILE No. 823437

Corporación Financiera Colombiana S.A. y Subordinadas

Estados Financieros Consolidados al 31 de diciembre y 30 de Junio de 2009 e Informe del Revisor Fiscal

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

DICTAMEN DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A. y subordinadas al 31 diciembre y 30 de junio de 2009 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

En la Nota 1 a los estados financieros consolidados se indican las subordinadas que consolidaron con la Corporación al 31 de diciembre y 30 de junio de 2009, así como los efectos de la consolidación. Los estados financieros de algunas subordinadas fueron revisados o auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados, excepto para Gas Comprimido del Perú S.A. por cuanto esta compañía no cuenta con auditores externos al 31 de diciembre de 2009. Por lo tanto, mi opinión sobre las cifras relativas a tales subordinadas incluidas en los estados financieros consolidados al 31 diciembre y 30 de junio de 2009, está basada únicamente en los informes de dichos revisores fiscales y auditores externos.

La administración es responsable por la preparación y correcta presentación de estos estados financieros consolidados de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias.

Mi responsabilidad es expresar una opinión sobre estos estados financieros consolidados con base en mis auditorías. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros consolidados. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros consolidados, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros consolidados. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, basada en mis auditorías y en los informes de otros revisores fiscales o auditores externos, los estados financieros consolidados antes mencionados, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera consolidada de CORPORACIÓN FINANCIERA COLOMBIANA S.A. y subordinadas al 31 diciembre y 30 de junio de 2009, los resultados consolidados de sus operaciones, los cambios consolidados en su patrimonio y sus flujos consolidados de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera.

Como se describe en la Nota 1, el 26 de octubre de 2009, la compañía subordinada Casa de Bolsa Corficolombiana S.A. se fusionó con Valores del Popular, Valores de Occidente y Valores Bogotá, por tanto los estados financieros consolidados al 31 de diciembre de 2009, no incorporan las cifras de esta compañía.



WILLIAM ALEXANDER GALVIS GUZMÁN
Revisor Fiscal
Tarjeta Profesional No. 74138-T
Designado por Deloitte & Touche Ltda.

19 de febrero de 2010.

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

BALANCES GENERALES CONSOLIDADOS AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(Expresado en millones de pesos)

ACTIVO	31 de diciembre de 2009		30 de junio de 2009	
DISPONIBLE , NETO (Nota 3)		$ 245.524,0		$ 197.283,4
Moneda Legal	206.835,0		70.212,7	
Moneda Extranjera	38.689,0		127.070,7	
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 4)		759.806,9		37.760,4
INVERSIONES, NETO (Nota 5)		3.903.693,6		2.799.221,9
Negociables en Títulos de Deuda	563.804,9		330.622,0	
Negociables en Títulos Participativos	457.087,5		50.101,7	
Para Mantener hasta el Vencimiento	22.821,3		9.835,8	
Disponibles para la Venta en Títulos de Deuda	552.763,7		659.469,3	
Disponibles para la Venta en Títulos Participativos	1.102.076,4		1.292.419,6	
Derechos de Recompra de Inversiones	1.214.992,8		466.922,5	
Menos: Provisión	(9.853,0)		(10.149,0)	
CARTERA DE CREDITOS, NETO (Nota 6)		501.247,4		500.613,9
Créditos de Consumo, Garantía Idónea	1.919,7		2.233,1	
Categoría A, Riesgo Normal	1.766,8		1.982,5	
Categoría B, Riesgo Aceptable	128,4		172,7	
Categoría C, Riesgo Apreciable	-		28,4	
Categoría D, Riesgo Significativo	24,5		22,9	
Categoría E Incobrable	-		28,6	
Créditos de Consumo, Otras Garantías	14,1		19,6	
Categoría A, Riesgo Normal	5,6		11,7	
Categoría D, Riesgo Aceptable	0,6		2,0	
Categoría E Incobrable	7,9		5,9	
Menos: Provisión	(55,0)		(102,3)	
Cartera Comercial, Garantía Idónea	470.479,6		494.769,4	
Categoría A Normal	393.184,9		429.358,0	
Categoría B Aceptable	45.532,7		37.315,4	
Categoría C Apreciable	13.407,3		12.316,1	
Categoría D Significativa	13.024,4		12.584,1	
Categoría E Incobrable	5.330,3		3.195,8	
Menos: Provisión	(23.679,8)		(24.155,8)	
Cartera Comercial, Otras Garantías	53.373,2		28.233,2	
Categoría A Normal	46.734,7		25.674,1	
Categoría B Aceptable	4.172,3		157,4	
Categoría C Apreciable	376,4		7,3	
Categoría D Significativa	353,8		1.066,0	
Categoría E Incobrable	1.736,0		1.328,4	
Menos: Provisión	(796,6)		(375,1)	
Menos: Provisión General	(7,8)		(8,2)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 7)		37.831,4		79.194,4
Derechos	4.860.803,6		4.962.197,7	
Obligaciones	(4.822.972,2)		(4.883.003,3)	
CUENTAS POR COBRAR, NETO (Nota 8)		234.539,7		231.983,7
Intereses	1.894,4		1.050,6	
Comisiones y Honorarios	5.987,3		5.631,5	
Otras	240.540,5		238.375,2	
Menos: Provisión	(13.882,5)		(13.073,6)	
BIENES REALIZABLES, RECIBIDOS EN PAGO Y RESTITUIDOS, NETO (Nota 9)		165.419,2		156.851,5
Bienes Realizables	158.342,2		149.984,1	
Bienes Recibidos en Pago	26.456,9		27.178,6	
Bienes Restituidos de Contratos de Leasing	5.542,9		5.702,2	
Bienes no Utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(25.508,7)		(26.599,3)	
PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING, NETO (Nota 10)		333.351,1		288.948,3
Terrenos, Edificios y Construcciones en Curso	227.657,1		222.952,8	
Equipo, Muebles y Enseres de Oficina	28.480,4		28.916,1	
Equipo de Computación	28.095,7		28.055,4	
Otras	392.663,9		350.674,3	
Menos: Depreciacion y Amortizacion Acumulada	(337.025,1)		(335.123,4)	
Menos: Provisión	(6.520,9)		(6.526,9)	
EXCESO DEL COSTO DE INVERSIÓN SOBRE EL VALOR EN LIBROS (Nota 11)		2.006,7		3.048,9
OTROS ACTIVOS, NETO		712.633,6		701.469,5
Aportes Permanentes	35.398,0		20.139,3	
Gastos Anticipados y Cargos Diferidos (Nota 12)	412.870,4		390.747,8	
Bienes por Colocar en Contratos de Leasing	20.856,2		20.258,2	
Otros (Nota 12)	266.910,6		293.842,3	
Menos: Provisión	(23.401,6)		(23.518,1)	
VALORIZACIONES (Nota 13)		683.423,5		532.329,1
Inversiones disponibles para la Venta en Títulos Participativos de Baja o Mínima o sin Cotización en Bolsa	282.624,1		154.604,4	
Propiedad y Equipos	385.621,9		363.030,6	
Otras	15.177,5		14.694,1	
DESVALORIZACIONES (Nota 13)		(1.177,7)		(751,9)
TOTAL ACTIVO		$ 7.578.299,4		$ 5.527.953,1
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 25)		342.857,2		246.762,9
CUENTAS CONTINGENTES DEUDORAS (Nota 25)		2.076.886,7		1.314.933,6
CUENTAS DE ORDEN DEUDORAS (Nota 26)		8.366.297,8		7.864.537,3
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 27)		4.121.553,6		4.097.794,6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.907.595,3		$ 13.524.028,4

PASIVO Y PATRIMONIO DE LOS ACCIONISTAS	31 de diciembre de 2009		30 de junio de 2009	
DEPÓSITOS Y EXIGIBILIDADES		$ 1.630.055,4		$ 1.433.895
Certificados de Depósito a Término (Nota 14)	1.461.682,1		1.279.936,7	
Depósito de Ahorro	167.537,7		153.369,6	
Otros (Nota 14)	835,6		588,5	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS (Nota 15)		2.040.782,7		576.903,2
CRÉDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		330.444,2		318.628,5
Otras Entidades del País	317.197,8		302.975,3	
Entidades del Exterior	13.246,4		15.653,2	
CUENTAS POR PAGAR		273.643,7		229.498,0
Intereses (Nota 17)	22.617,9		24.141,7	
Comisiones y Honorarios	1.677,9		1.695,4	
Dividendos y Excedentes	55.531,9		45.777,5	
Otras (Nota 17)	193.816,0		157.883,4	
TITULOS DE INVERSIÓN EN CIRCULACIÓN (Nota 18)		208.169,6		243.159,0
OTROS PASIVOS (Nota 19)		200.639,1		151.535,8
Obligaciones Laborales Consolidadas	19.728,4		16.203,7	
Ingresos Anticipados y Abonos Diferidos	84.200,3		42.865,9	
Pensiones de Jubilación	19.205,3		18.006,8	
Otros	77.505,1		74.459,4	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 20)		21.904,8		46.532,7
Obligaciones Laborales	2.418,5		3.481,0	
Impuestos	15.056,0		37.039,8	
Otros	4.430,3		6.011,9	
DEFECTO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS (Nota 21)		9.724,1		11.870,9
TOTAL PASIVO EXTERNO		4.715.363,6		3.012.022,9
INTERES MINORITARIO		337.786,0		329.406,8
TOTAL PASIVO		5.053.149,6		3.341.429,7
PATRIMONIO DE LOS ACCIONISTAS		2.525.149,8		2.186.523,4
CAPITAL SOCIAL (Nota 22)		1.713,2		1.713,2
RESERVAS		1.319.239,6		1.287.388,9
Reserva Legal (Nota 23)	91.782,7		91.035,3	
Reservas Estatutarias y Ocasionales (Nota 23)	585.012,9		554.140,3	
Prima en Colocacion de Acciones	642.444,0		642.213,3	
SUPERAVIT		544.875,8		610.370,3
Ganancia No Realizada en Inversiones				
Disponibles para la Venta (Nota 24)	101.165,4		306.444,5	
Valorizaciones	452.341,7		312.136,7	
Desvalorizaciones	(8.631,3)		(8.210,9)	
RESULTADO DE EJERCICIOS ANTERIORES		144.134,8		133.866,2
UTILIDAD DEL EJERCICIO		515.186,4		153.184,8
TOTAL PASIVO Y PATRIMONIO DE LOS ACCIONISTAS		$ 7.578.299,4		$ 5.527.953,1
CUENTAS CONTINGENTES ACREEDORAS (Nota 25)		342.857,2		246.762,9
Avales y Garantías	138.620,6		107.370,6	
Otras Contingencias	204.236,6		139.392,3	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 25)		2.076.886,7		1.314.933,6
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 26)		8.366.297,8		7.864.537,3
CUENTAS DE ORDEN ACREEDORAS (Nota 27)		4.121.553,6		4.097.794,6
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 14.907.595,3		$ 13.524.028,4

Las notas son parte integral de los estados financieros consolidados.
(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.

JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)

MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADOS DE RESULTADOS CONSOLIDADO
POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y EL 30 DE JUNIO DE 2009
(Expresado en millones de pesos)

	31 de diciembre de 2009		30 de junio de 2009	
INGRESOS OPERACIONALES DIRECTOS		$ 1.929.192,9		$ 1.088.495,8
Intereses y Descuento Amortización Cartera de Crédito y otros intereses	17.415,8		10.837,9	
Utilidad en Valoración Inversiones Neg Títulos de Deuda	20.363,8		43.799,1	
Utilidad en Valoración Inversiones Neg Títulos Participativos	174.226,0		3.763,6	
Utilidad en Valoración Inversiones Para Mantener Hasta el Vcto.	338,0		2.879,9	
Utilidad en Valoración Inversiones Disponibles para la venta Tít Deuda	30.176,4		33.366,9	
Ganancia Realizada en Inv. Disponibles Para la Venta	285.101,9		28.848,5	
Comisiones y Honorarios	25.059,5		23.004,3	
Utilidad en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	668.202,8		4.115,7	
Utilidad en Valoración de Operaciones de Contado	4.160,9		4.743,1	
Utilidad en Valoración de Derivados	484.297,8		382.705,8	
Cambios	188.344,3		540.649,1	
Utilidad en Venta de Inversiones	31.505,7		9.781,9	
GASTOS OPERACIONALES DIRECTOS		1.448.381,2		1.038.241,9
Intereses, Prima Amortizada, Amortizacion de Descuento y Costos de Ventas	78.901,8		102.156,8	
Pérdida Realizada en Inv. Disponibles para la Vta.	-		2.508,5	
Comisiones	10.128,6		7.960,9	
Pérdida en Posiciones en Corto de Operaciones Repo, Simultaneas y Transferencias Temporal de Valores	682.011,0		5.131,8	
Pérdida en Valoración de Derivados	419.237,1		330.660,9	
Cambios	234.996,7		574.887,0	
Pérdida en Venta de Inversiones	15.723,4		9.579,2	
Perdida en la Valoración de Operaciones de Contado	7.382,6		5.356,8	
RESULTADO OPERACIONAL DIRECTO		480.811,7		50.253,9
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		135.917,3		202.950,2
INGRESOS OPERACIONALES		445.322,1		514.455,7
Dividendos y Participaciones	11.966,2		69.877,5	
Otros (Nota 29)	433.355,9		444.578,2	
GASTOS OPERACIONALES		309.404,8		311.505,5
Gastos de Personal	74.626,6		71.768,8	
Otros (Nota 30)	234.778,2		239.736,7	
RESULTADO OPERACIONAL ANTES DE PROVISIONES, DEPRECIACIONES Y AMORTIZACIONES		616.729,0		253.204,1
PROVISIONES		13.763,4		18.205,2
Inversiones	721,8		3.895,6	
Cartera de Créditos	7.564,6		7.809,6	
Cuentas por Cobrar	3.426,3		4.009,6	
Propiedades y Equipos	-		284,6	
Otras (Nota 31)	2.050,7		2.205,8	
DEPRECIACIONES - BIENES DE USO PROPIO		6.565,6		6.296,5
AMORTIZACIONES		13.070,7		11.298,0
RESULTADO OPERACIONAL NETO		583.329,3		217.404,4
INGRESOS NO OPERACIONALES		27.539,0		31.187,7
Ingresos no Operacionales (Nota 32)	25.392,1		28.766,8	
Interés Minoritario	-		274,0	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros	2.146,9		2.146,9	
GASTOS NO OPERACIONALES		50.788,2		43.305,0
Gastos no Operacionales	27.558,7		13.895,7	
Interés Minoritario	22.292,8		27.579,8	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros	936,7		1.829,5	
RESULTADO NETO NO OPERACIONAL		(23.249,2)		(12.117,3)
UTILIDAD ANTES DE IMPUESTO SOBRE LA RENTA		560.080,1		205.287,1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		44.893,7		52.102,3
UTILIDAD DEL EJERCICIO		$ 515.186,4		$ 153.184,8

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.


JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)


MARTHA C. CASTRO ORTÍZ
CONTADOR(*)
T. P. No. 40995-T


WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADO CONSOLIDADO DE CAMBIOS EN PATRIMONIO
SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y EL 30 DE JUNIO DE 2009
(Expresado en millones de pesos)

	Capital Social	Reservas: Reserva Legal	Reservas: Estatutarias y Ocasionales	Prima en Colocación de Acciones	Ganancia No Realizada en Inversiones	Superávit: Valorizaciones	Superávit: Desvalorizaciones	Resultado de Ejercicios Anteriores	Resultados del Ejercicio	Patrimonio de los Accionistas
SALDO AL 31 DE DICIEMBRE DE 2008	$ 1.701,6	$ 86.946,6	$ 535.102,0	$ 627.141,5	$ 202.888,8	$ 280.371,5	$ (10.246,2)	$ 169.079,9	$ 99.496,5	$ 1.992.482,2
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	99.496,5	(99.496,5)	-
Liberación reserva para futuros repartos	-	-	(133.449,3)	-	-	-	-	133.449,3	-	-
Constitución reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	156,8	-	-	-	-	(156,8)	-	-
Constitución reserva para futuros repartos	-	-	150.759,0	-	-	-	-	(150.759,0)	-	-
Dividendo en efectivo de $528.0 por acción sobre 159.420.858 acciones ordinarias y 10.741.134 acciones preferenciales suscritas y pagadas a 31 de diciembre de 2008, pagadero en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de abril de 2009.	-	-	-	-	-	-	-	(89.845,5)	-	(89.845,5)
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y de $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a 31 de diciembre de 2008. Este dividendo se pagara en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2008. Pagadero el día 1 de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.087.32.	11,6	-	-	15.102,2	-	-	-	(15.113,8)	-	0,0
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas	-	-	-	-	-	-	-	(5.040,3)	-	(5.040,3)
Movimiento del ejercicio	-	4.088,7	1.571,8	(30,4)	103.555,7	31.765,2	2.035,3	(7.244,1)	-	135.742,2
Utilidad del ejercicio	-	-	-	-	-	-	-	-	153.184,8	153.184,8
SALDO AL 30 DE JUNIO DE 2009	1.713,2	91.035,3	554.140,3	642.213,3	306.444,5	312.136,7	(8.210,9)	133.866,2	153.184,8	2.186.523,4
Traslado de resultados del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	153.184,8	(153.184,8)	-
Liberación reservas para futuros repartos	-	-	(150.759,0)	-	-	-	-	150.759,0	-	-
Constitución reserva sobre valoración de Inversiones Decreto 2336/95	-	-	26.874,4	-	-	-	-	(26.874,4)	-	-
Constitución de reservas para futuros repartos	-	-	152.165,8	-	-	-	-	(152.165,8)	-	-
Dividendo en efectivo de $642.0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a 30 de junio de 2009, pagadero en seis (6) cuotas mensuales dentro de los cinco (5) primeros días de cada mes a partir de octubre de 2009.	-	-	-	-	-	-	-	(109.984,7)	-	(109.984,7)
Movimiento del ejercicio	-	747,4	2.591,4	230,7	(205.279,1)	140.205,0	(420,4)	(4.650,3)	-	(66.575,3)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	515.186,4	515.186,4
SALDO AL 31 DE DICIEMBRE DE 2009	$ 1.713,2	$ 91.782,7	$ 585.012,9	$ 642.444,0	$ 101.165,4	$ 452.341,7	$ (8.631,3)	$ 144.134,8	$ 515.186,4	$ 2.525.149,8

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.

JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)

MARTHA C. CASTRO ORTIZ
CONTADOR (*)
T. P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S.A. Y SUBORDINADAS

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y EL 30 DE JUNIO DE 2009
(Expresados en millones de pesos)

	31 de diciembre de 2009	30 de junio de 2009
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN:		
Ajustes para conciliar la utilidad neta del ejercicio y el efectivo neto provisto por (utilizado en) las actividades de operación		
Utilidad Neta del Ejercicio	$ 515.186,4	$ 153.184,8
Provisto en las Actividades de Operación:		
Provisión Inversiones	721,8	3.895,6
Provisión Cartera de Créditos	7.564,6	7.809,6
Provisión Cuentas por Cobrar	3.426,3	4.009,6
Provisión Bienes Realizables y Recibidos en Pago	1.033,3	1.581,9
Provisión Propiedades y Equipo	-	284,6
Provisión Otros Activos	359,8	53,9
Reintegro Provisión Inversiones	(1.234,8)	(816,9)
Reintegro Provisión Cartera de Créditos	(7.202,1)	(6.619,4)
Reintegro Provisión Cuentas por Cobrar	(3.328,4)	(2.180,0)
Reintegro Provisión Bienes Recibidos en Pago	(1.173,3)	(565,7)
Reintegro Provisión Propiedades y Equipos	(1,4)	(1,2)
Reintegro Provisión Otros Activos	(29,3)	(79,5)
Valoración de inversiones, Neto	(225.104,2)	(83.809,5)
Pérdida (Utilidad) neta en venta de bienes recibidos en pago	95,7	(277,9)
Pérdida (Utilidad) neta en venta de propiedades y equipo	39,3	(1.369,3)
Depreciaciones	6.565,6	6.296,5
Amortizaciones	13.070,7	11.298,0
Utilidad Depurada	309.990,0	92.695,1
(Disminución) Aumento en Pasivos Estimados y Provisiones	(24.627,9)	22.541,7
Aumento (Disminución) en Otros Pasivos	49.103,3	(348,5)
Aumento en Cuentas por Pagar	44.145,7	9.777,2
Aumento en Cuentas por Cobrar	(2.653,9)	(84.785,6)
Aumento Otros Activos	(35.449,3)	(54.624,1)
Aumento en Bienes Realizables, Recibidos en Pago y Restituidos	(8.523,4)	(3.128,8)
Aumento (Disminución) en Cartera de Créditos	(996,0)	(5.696,3)
Efectivo Neto Provisto por (usado en) las Actividades de Operación	330.988,5	(23.569,3)
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE INVERSION:		
Aumento en Inversiones	(1.085.214,4)	(242.137,1)
Disminución (Aumento) en Aceptaciones, operaciones de contado y derivados	41.363,0	(95.605,9)
Aumento en Propiedades y Equipo	(51.006,3)	(36.139,8)
Disminución del exceso del Costo de Inversión Sobre el Valor en Libros	1.042,2	1.506,4
Efectivo Neto Utilizado en Actividades de Inversión	(1.093.815,5)	(372.376,4)
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE FINANCIACION:		
Aumento en Depósitos y Exigibilidades	196.160,6	139.881,4
Aumento en Posiciones pasivas en operaciones de mercado monetario y relacionados	1.463.879,5	226.297,7
Aumento (Disminución) en Créditos de Bancos y Otras Obligaciones Financieras	11.815,7	(224,3)
(Disminución) Aumento en Títulos de Inversión en Circulación	(34.989,4)	57.652,4
Dividendos Pagados en efectivo	(109.984,7)	(94.885,8)
Disminución del Defecto del Costo de la Inversión Sobre el Valor en Libros	(2.146,8)	(2.137,7)
Aumento en Interés Minoritario	8.379,2	60.820,0
Efectivo Neto Provisto por las Actividades de Financiación	1.533.114,1	387.403,7
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	770.287,1	(8.542,0)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL COMIENZO DEL PERÍODO	235.043,8	243.585,8
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERÍODO	$ 1.005.330,9	$ 235.043,8

Las notas son parte integral de los estados financieros consolidados.

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros consolidados.



JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE (*)



MARTHA C. CASTRO ORTÍZ
CONTADOR (*)
T. P. No. 40995-T



WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
(Ver mi Dictamen adjunto)

(En millones de pesos colombianos, excepto cuando se indique lo contrario)

1. ENTIDAD REPORTANTE

La Corporación Financiera Colombiana S.A. (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, constituida el 27 de noviembre de 1961 mediante Escritura Pública No. 5710 de la notaría primera del círculo de Cali; cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por simple decisión de la Asamblea de Accionistas.

Mediante la escritura pública No. 12.364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formaliza la fusión de la Corporación Financiera del Valle S.A. (entidad absorbente) con la Corporación Financiera Colombiana S.A. (entidad absorbida), en esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1.715.

Con la escritura pública No. 10410 de la Notaria 71 de Bogotá el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) y la sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 5 agencias en distintas ciudades del país, al 31 de diciembre de 2009. La Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2009 cuenta con 277 empleados directos, 7 indirectos y 24 temporales, además posee las siguiente filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana (Panamá) S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Gas Comprimido del Perú S.A., sociedad en el exterior, Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructuración,

Estudios y Proyectos del Sol S.A., (antes Inversora en Aeropuertos S.A.), e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros que se acompañan consolidan los activos, pasivos y resultados de la Matriz y sus subordinadas financieras y del sector real.

Leasing Corficolombiana S.A. – Compañía de Financiamiento Comercial, es una sociedad comercial anónima, de carácter privado, establecida de acuerdo con las leyes colombianas, constituida el 21 de enero de 1988 mediante Escritura Pública No. 116 de la Notaría Primera de Cali. En julio 23 de 1993, a través de la Resolución 2455, la Superintendencia Financiera autorizó la conversión de Leasing del Valle S. A., en Compañía de Financiamiento Comercial especializada en leasing, de conformidad con lo establecido por la Ley 35 de 1993. Esta conversión fue protocolizada mediante Escritura Pública No. 2793 de agosto 10 de 1993 de la Notaría Quinta de Cali, inscrita en la Cámara de Comercio el 17 de agosto de 1993 bajo el número 69059 del libro IX. La vigencia de la Compañía es hasta el 19 de octubre del 2093.

Como consecuencia de su conversión, la Compañía ha diversificado sus servicios, pues cuenta con la debida autorización para efectuar cualquiera de las operaciones propias de una Compañía de Financiamiento Comercial, además de su objeto social principal que es el de realizar operaciones de arrendamiento financiero en todas sus modalidades tales como: captación de recursos a través de certificados de depósito a término, otorgamiento de créditos, factoring, aceptaciones bancarias y operaciones repo, entre otras. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su dictamen sin salvedades de fecha 21 de enero de 2010.

Banco Corficolombiana (Panamá) S.A. – Constituida el 10 de agosto de 2004 y opera en la República de Panamá con una licencia internacional otorgada por la Superintendencia de Bancos de la República de Panamá, según resolución S. B. No. 214 – 2004 emitida el 17 de septiembre de 2004. Tiene como objeto social principal realizar operaciones de préstamos, leasing internacional y otras actividades para financiar capital de trabajo de diversas compañías. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el auditor externo de la compañía emitió su informe sin salvedades de fecha 30 de enero de 2010.

Fiduciaria Corficolombiana S.A. – Es una sociedad de servicios financieros establecida de acuerdo con las leyes colombianas el 4 de septiembre de 1991 mediante Escritura Pública No. 2803 de la Notaría Primera de Cali.

El término de duración de la Fiduciaria expira el 4 de septiembre del año 2090. Este término puede ser extendido por decisión de la Asamblea de Accionistas.

La Fiduciaria tiene por objeto exclusivo el desarrollo de todos los negocios fiduciarios regulados por la ley y por las normas que la complementen y adicionen, sobre toda clase de bienes muebles e inmuebles, corporales e incorporales. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 22 de enero de 2010.

Organización Pajonales S.A. – Fue constituida como sociedad anónima establecida de acuerdo con las Leyes Colombianas, mediante escritura pública No. 1048 del 2 de mayo de 1980, otorgada en la Notaria 2a de Ibagué (Tolima), e inscrita en la Cámara de Comercio de Ibagué el 5 de mayo de 1980 bajo el No. 4331 del libro respectivo.

Según escritura pública No. 0003509 del 21/12/06 de la Notaria 3ª de Ibagué, inscrita el 28/12/06 bajo el No. 0035795 del libro IX, la sociedad cambio su nombre de Compañía Agropecuaria e Industrial Pajonales S.A. por el de Organización Pajonales S.A.

El objeto social de la compañía es explotar industrialmente la agricultura, la ganadería y la selvicultura; la inversión o promoción de empresas agrícolas, ganaderas, forestales, agroindustriales, de construcción, inmobiliarias, comerciales e industriales. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 26 de enero de 2010.

Hoteles Estelar S.A. – Tiene como objeto social la promoción, construcción, administración y explotación de hoteles; la promoción de compañías cuya actividad sea la actividad inmobiliaria y la propiedad raíz y la adquisición, enajenación, arrendamiento y administración de bienes muebles e inmuebles. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 3 de febrero de 2010.

Gas Comprimido del Perú S. A. – Tiene como objeto social la exploración, producción generación, almacenaje, envase, transporte y/o transmisión, distribución y comercialización de cualquier tipo de energía en cualquier forma o estado. La sociedad fue constituida el 3 de abril de 2009 y protocolizada mediante escritura pública otorgada ante notario en la ciudad de Lima registro 12302719 del Sunarp. Su domicilio es Lima Perú y fue creada con un periodo de duración indefinido. Esta compañía al 31 de diciembre de 2009 no tenía auditor externo, por lo cual los estados financieros a dicha fecha son no auditados.

Valora S.A. – Tiene como objeto social la administración, asesoría, planeamiento, promoción, mercadeo, comercialización, desarrollo, intermediación, inversión y ejecución de cualquier tipo de actividades en el sector industrial, comercial o de servicios y la exportación, importación, producción, compra y venta de toda clase de bienes y servicios y la inversión en bienes muebles e inmuebles. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 25 de enero de 2010.

Proyectos de Infraestructura S.A. – Antes Hacienda El Carmen Ltda., es una sociedad anónima, establecida de acuerdo con las leyes colombianas el 26 de marzo de 1985, según Escritura Pública No. 893 de la Notaría Primera de Cali. El término de duración de la compañía es hasta el 1 de marzo del año 2043.

Mediante Escritura Pública No. 562 de marzo 1 de 1993 de la Notaría Primera del Círculo de Cali, la sociedad Hacienda El Carmen Ltda., se transformó de Sociedad Limitada a Sociedad Anónima, y cambió su razón social de Hacienda El Carmen Ltda. a Proyectos de Infraestructura S. A. El objeto social de Proyectos de Infraestructura S. A. consiste principalmente en la construcción de obras públicas por el sistema de concesión, así como el desarrollo total o parcial de construcción de obras públicas y privadas bajo cualquier otro sistema distinto de la concesión. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 28 de enero de 2010.

Estudios, Proyectos e Inversiones de los Andes S.A. – Es una sociedad legalmente constituida por Escritura Pública número 12202 del 5 de enero de 1988, otorgada en la Notaria 5 de Bogotá. Reformada por Escritura Pública número 20023 del 13 de marzo de 1995 de la Notaria 28 de Bogotá. El domicilio principal es la ciudad de Bogotá D. C., la duración de la sociedad establecida por los estatutos es hasta el 5 de octubre del año 2036 pero podrá disolverse o prorrogarse antes de dicho término. El objeto principal es desarrollar los proyectos de infraestructura de servicios públicos, construir carreteras, vías y en general redes viales, invertir en todo tipo de proyectos de infraestructura a nivel nacional o regional. Su domicilio principal está en Bogotá. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 15 de febrero de 2010.

Promotora y Comercializadora Santamar S.A. – Es una sociedad creada mediante escritura pública número 0061 de enero 20 de 1998 de la notaría 09 del circulo de Bucaramanga, reformada mediante escritura pública número 410 de fecha marzo 10 de 1998, con vigencia hasta diciembre 31 de 2050. La empresa tiene como objeto principal estructurar, desarrollar, poner en marcha y promover el complejo turístico denominado Santamar Club, mediante el sistema de tiempo compartido, provenientes del proyecto turístico y hotelero Santamar Club y operar, mantener y administrar establecimientos constituidos bajo cualquiera de las modalidades de tiempo compartido, así mismo podrá delegar ya sea la operación, mantenimiento o administración de éstos establecimientos, en la actualidad opera y administra el Hotel Santamar y Centro de Convenciones. Ubicada en Santa Marta. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 20 de enero de 2010.

Colombiana de Licitaciones y Concesiones Ltda. – Concecol – Se constituyó el 30 de noviembre de 1994, mediante Escritura Pública número 6626, de la Notaría 18 de Bogotá; su duración es hasta el 30 de noviembre del 2044. Su objeto social es la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones; la asesoría integral a terceros en toda clase de proyectos de infraestructura, encaminada a determinar la viabilidad y conveniencia de los mismos, sus esquemas financieros y la formulación de propuestas, pudiendo igualmente gestionar la obtención de créditos para su implementación y desarrollo. Su domicilio se encuentra en Bogotá. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su dictamen sin salvedades de fecha 15 de febrero de 2010.

Tejidos Sintéticos de Colombia S.A. – Fue constituida el 27 de junio de 1985 mediante Escritura Pública número 1946 en la ciudad de Bucaramanga, tiene una duración hasta el 31 de diciembre del año 2085. Su objeto social es el montaje y explotación de fábricas para la producción de artículos elaborados con materia plástica y otros materiales afines. Ubicados en la Zona Industrial Chimita Km. 1, Bucaramanga. Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 29 de enero de 2010.

Plantaciones Unipalma de los Llanos S.A. - Unipalma S.A. – Se constituyó mediante Escritura Pública número 2.627 de la Notaría 1a. de Cali, el 20 de junio de 1966 bajo el nombre de "Metales Suramericanos Limitada", posteriormente mediante Escritura Pública número 6388 del 23 de enero de 1986 de la Notaría 4a. de Bogotá, cambió su nombre por el que en la actualidad posee. Su objeto social es el cultivo de la palma africana en sus diferentes variedades y su explotación industrial, así como la prestación de servicios de asistencia técnica relacionados con el cultivo y exportación de la palma africana. Su domicilio principal es la ciudad de Bogotá. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 27 de febrero de 2010.

Pizano S.A. en restructuración - Fue constituida el 11 de septiembre de 1962 bajo escritura pública No. 4900 de la Notaría Cuarta de Bogotá. Su duración legal se extiende hasta el 11 de septiembre del 2050. El objeto social de la Compañía es la transformación de la madera, la elaboración de artículos o productos industriales, materiales de construcción, decoración y terminados con base en maderas.

El revisor fiscal de Pizano S.A. en restructuración, indica en su informe del 12 de febrero de 2009 que sobre los estados financieros consolidados de Pizano S.A. en restructuración al 31 de diciembre de 2009:

- Para efectos de los estados financieros consolidados de Pizano S.A. en restructuración al 31 de diciembre de 2009, no se incluyeron en el consolidado al 31 de diciembre de 2009 las compañías C.I. Pizano Trading S.A. y Sociedad Portuaria la Loma S.A., las cuales no se consolidan por encontrarse en proceso de liquidación.

- Se incluyó párrafo de énfasis para informar sobre el cambio del método de depreciación en planta de Tablex III, pasando de línea recta a unidades de producción, de forma que se logre una mejor asociación de costos con los beneficios actuales de esta planta. El efecto de este cambio en estimación contable representó un menor costo por depreciación en el año 2009 de aproximadamente $ 2.675 millones.

- Los estados financieros de Maderas del Darién S.A. y Manufacturas Terminadas S.A. fueron auditados por otro revisor fiscal quien en sus informes del 26 de enero de 2010, emitió opiniones sin salvedades sobre los mismos. Mi opinión en lo que se refiere a las cifras de esas entidades, incluidas en los estados financieros consolidados adjuntos, se basa únicamente en los informes recibidos del revisor fiscal de Maderas del Darién S.A. y Manufacturas Terminadas S.A. que me fueron suministrados.

Sobre los estados financieros al 31 de diciembre 2009 y 2008 el revisor fiscal de la compañía emitió su informe sin salvedades de fecha 12 de febrero de 2010.

Estudios y Proyectos del sol S.A. – Tiene como objeto social la promoción, estructuración y participación en todo tipo de proyectos de infraestructura, pudiendo para el efecto celebrar cualquier modalidad de contrato, en especial el contrato de concesión, con el Estado y con otras entidades descentralizadas de cualquier nivel; la presentación de propuestas u ofertas en licitaciones públicas y privadas de cualquier clase de proyectos de infraestructura, en especial servicios públicos, generación y transformación de energía, transporte y carreteras, puertos y comunicaciones. Su domicilio se encuentra en Bogotá. Constituida por escritura pública 10308 de notaria 71 de Bogotá el 20 de diciembre de 2007, con un período de duración hasta el 20 de diciembre de 2037. Sobre los estados financieros al 31 de diciembre y 30 de junio de 2009 el revisor fiscal de la compañía emitió su dictamen sin salvedades de fecha 28 de febrero de 2010.

Industrias Lehner S.A. – Tiene como objeto social la fabricación y comercialización de productos utilizados en la industria de la construcción, elaborados con base en aluminio, vidrio y madera. Fue constituida el 5 de octubre de 1957, mediante escritura pública 4714 de la Notaría Segunda de Cali, con un periodo de duración hasta el 7 de mayo de 2096. Su domicilio principal es la cuidad de Palmira y el ámbito de sus operaciones, se extiende a Norte América, Centro América y Sur América.

El revisor fiscal de Lehner S.A. en su dictamen sobre los estados financieros al 31 de diciembre de 2009, de fecha 23 de enero de 2009, incluyó un párrafo de énfasis para informar sobre las pérdidas netas de esta compañía por $6.182 millones y la disminución del capital de trabajo por $6.048 millones.

Los planes de acción informados por la administración de Lehner S.A. y encaminados a la recuperación financiera de la compañía son:

" **(a)** Una proyección de ingresos para el año 2010, basada en que al finalizar el 2009 se logró una buena gestión de ventas construyendo un backlog (pedidos contratados por facturar) de $24.601.000, que garantiza un buen nivel de facturación en el primer semestre del 2010. Se espera un incremento del 8% en las ventas frente a 2009.

(b) Continuar con el plan de reducción de gastos fijos sobre ingresos del 13.1% al 11.6% en el 2010 para acompañar la reducción de las ventas generadas por la desaceleración de la construcción, reducción que fue en 2009 del 16% frente al 2008.

(c) Mejoramiento de la rotación de cartera pasando de un promedio 100 días en 2009 a 85 días en 2010, que se ha deteriorado por la situación de los constructores, pero que a finales del 2009 comenzó a mostrar una significativa recuperación.

(d) Incremento del Margen Bruto en $3.500.000 en el 2010, a través de medidas de mejoramiento de la productividad con base al programa de TPM (TOTAL PRODUCTIVITI MANAGEMENG); que ha demostrado su eficiencia en los últimos años.

(e) La matriz de ganancias que ha mostrado incremento en ahorro de $8.290.000 del 2005 al 2009, se planea para el 2010 $3.832.000."

Casa de Bolsa Corficolombiana S.A. - Comisionista de Bolsa fue constituida como Sociedad Anónima establecida de acuerdo con las leyes colombianas el 26 de abril de 1991. La Sociedad se encontraba sometida al control y vigilancia de la Superintendencia Financiera de Colombia.

Su principal objeto es el desarrollo del contrato de comisión para la compra y venta de valores, el desarrollo de servicios de asesoría de mercados y otras actividades autorizadas por la Superintendencia Financiera de Colombia.

El término de duración de la Comisionista expiraba el 26 de abril de 2090. Sin embargo, el 26 de octubre de 2009 la compañía fue fusionada con Valores del Popular, Valores de Occidente y Valores Bogotá.

La participación que tenía la Corporación Financiera en la comisionista era de 94,5%.

La Corporación y algunas subordinadas tienen cierres semestrales excepto por: Banco Corficolombiana (Panamá) S.A., Gas comprimido del Perú S.A., Promotora y Comercializadora Turística Santamar S.A., Tejidos Sintéticos de Colombia S.A., Pizano S.A. y Industrias Lehner S.A., que tienen cierres anuales.

Los activos, pasivos, patrimonio y resultados de la matriz y sus subordinadas al 31 de diciembre y 30 de junio de 2009, son los siguientes:

	Diciembre de 2009				
	Activo	Pasivo	Patrimonio	Utilidad (Pérdida) del Ejercicio	% Directo Partic.
Matriz y sus subordinadas financieras	$ 6.555.528,6	$ 4.047.419,1	$ 2.508.109,5	$ 520.659,9	
Colombiana de Concesiones y Licitaciones Ltda.	74.604,8	42.559,3	32.045,5	2.432,2	100,00%
Estudios, Proyectos e Inversiones de los Andes S. A.	321.337,0	227.499,5	93.837,5	18.526,8	94,87%
Hoteles Estelar de Colombia S. A.	272.846,0	100.663,9	172.182,1	5.980,0	84,91%
Industrias Lehner S. A.	82.328,9	55.789,6	26.539,3	(3.498,8)	49,83%
Estudios y Proyectos del Sol S. A.	9.035,7	61,0	8.974,7	(33,1)	94,98%
Organización Pajonales S. A.	146.454,4	35.936,7	110.517,7	(1.774,0)	94,99%
Pizano S. A.	336.971,8	128.226,0	208.745,8	1.320,3	39,99%
Plantaciones Unipalma de los Llanos S. A.	107.179,2	16.757,1	90.422,1	853,0	54,53%
Promotora y Comercializadora Santamar S. A.	19.126,8	2.810,0	16.316,8	157,2	84,55%
Proyectos de Infraestructura S. A.	310.487,4	191.296,3	119.191,1	27.285,8	88,25%
Tejidos Sintéticos de Colombia S. A.	32.952,0	10.569,0	22.383,0	147,3	94,99%
Valora S. A.	34.772,0	1.795,4	32.976,6	613,5	94,95%
Gas Comprimido del Perú	8.394,5	690,1	7.704,4	(1.109,2)	80,00%
Eliminaciones por consolidación	(733.719,7)	191.076,6	(924.796,3)	(56.374,5)	
	$ 7.578.299,4	$ 5.053.149,6	$ 2.525.149,8	$ 515.186,4	

	30 de junio de 2009				
	Activo	Pasivo	Patrimonio	Utilidad (pérdida) del ejercicio	% Directo Partic.
Matriz y sus subordinadas financieras	$ 4.571.610,2	$ 2.420.380,4	$ 2.151.229,8	$ 140.868,7	
Colombiana de Concesiones y Licitaciones Ltda.	32.274,1	2.238,3	30.035,8	941,1	100,00%
Estudios, Proyectos e Inversiones de los Andes S.A.	300.736,4	202.671,5	98.064,9	22.904.7	94,87%
Hoteles Estelar de Colombia S. A.	262.849,8	98.114,1	164.735,7	5.717,4	84,91%
Industrias Lehner S. A.	84.163,2	56.896,0	27.267,2	(2.682,7)	49,83%
Inversora en Aeropuertos S. A.	8,7	0,9	7,8	(3,8)	94,98%
Organización Pajonales S. A.	152.574,0	40.400,9	112.173,1	2.081,7	94,99%
Pizano S. A.	314.719,5	120.780,9	193.938,6	1.864,9	39,99%
Plantaciones Unipalma de los Llanos S. A.	109.599,6	19.134,0	90.465,6	3.785,4	54,53%
Promotora y Comercializadora Santamar S. A.	19.127,1	2.968,6	16.158,5	31,7	84,55%
Proyectos de Infraestructura S. A.	299.940,6	184.311,2	115.629,4	23.875,0	88,25%
Tejidos Sintéticos de Colombia S. A.	31.883,5	9.586,3	22.297,2	282,3	94,99%
Valora S. A.	34.461,0	1.597,9	32.863,1	399,4	94,95%
Gas Comprimido del Perú S.A.	8.886,3	2,0	8.884,3	(116,8)	80,00%
Eliminaciones por consolidación	(694.880,9)	182.346,7	(877.227,6)	(46.764,2)	
	$ 5.527.953,1	$ 3.341.429,7	$ 2.186.523,4	$ 153.184,8	

2. PRINCIPALES POLÍTICAS CONTABLES

a. *Contabilidad básica y de consolidación* - Las políticas de contabilidad y de preparación de los estados financieros consolidados de la Corporación y de las subordinadas nacionales están de acuerdo con las normas contables establecidas por la Superintendencia Financiera de Colombia y en lo no previsto en ellas, de acuerdo con las normas y principios contables establecidos en Colombia. Las subordinadas extranjeras los preparan de acuerdo con las normas internacionales de contabilidad (NIC) y por normas y prácticas contables vigentes en el país donde opera. Para efectos de la consolidación se efectuaron ajustes y reclasificaciones para adaptarlos a las normas establecidas por la Superintendencia Financiera de Colombia.

   Las cuentas y transacciones entre la matriz, sus subordinadas, y entre éstas, fueron eliminadas en la consolidación de los estados financieros.

b. *Disponible* - Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos, en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

   Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

c. *Operaciones repo, simultáneas y de transferencia temporal de valores* - En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades partícipes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado, de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

d. *Fondos interbancarios* - Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (o de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

e. *Inversiones* - Incluye las inversiones adquiridas por la Corporación y subordinadas con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables en títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del período. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.

Clasificación	Plazo	Características	Valoración	Contabilización
		operativa de mantenerlos hasta el vencimiento de su plazo de maduración.		
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar a las categorías antes mencionadas.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta – títulos participativos	Sin plazo	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia ,inscritos en bolsa de valores; estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado , Títulos participativos emitidos y negociados en Colombia, no inscritos en bolsa de valores; se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes , calculadas con base en los últimos estados financieros certificados. Dichos estados financieros	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por

Clasificación	Plazo	Características	Valoración	Contabilización
			deben ser con corte al 30 de junio y 31 de diciembre de cada año o los más recientes, cuando sean conocidos y que no superen 6 meses de antigüedad y debidamente certificados.	valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se

Clasificación	Plazo	Características	Valoración	Contabilización
				contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista. Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia, inscritos en bolsa de valores, estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado.	Se contabiliza como una ganancias o pérdidas dentro del Estado de Resultados, con abono o cargo a la inversión.

Criterios para la valoración de inversiones - La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 emitida por la Superintendencia Financiera de Colombia y en todo caso los siguientes:

- Objetividad - La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad - El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes - El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la citada norma.

- Profesionalismo - La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Con la Circular Externa 030 de 2009 - Se eliminó el índice de bursatilidad como referente de valoración, la cual empezó a regir a partir del el 24 de agosto de 2009, siendo actualmente el referente de la valoración de las inversiones.

Periodicidad de la valoración y del registro contable de la misma - La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de las carteras colectivas y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las inversiones - Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el Capítulo I de la Circular Básica Contable y Financiera 100 de 1995, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables - Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la Superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento - Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo I de la Circular Básica Contable y Financiera Circular Externa 100 de 1995.

- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

- La inversión pase de baja o mínima bursatilidad o sin ninguna cotización, a alta o media bursatilidad. En este evento, sólo podrán ser reclasificadas de inversiones disponibles para la venta a inversiones negociables.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la Superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio - El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

- Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas - Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo %	Calificación corto plazo	Valor máximo %
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

- *Valores o títulos de emisiones o emisores no calificados* - Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

El precio de los títulos y/o valores de deuda de que tratan los literales c. y e. del numeral 6.1.1 y el numeral 6.1.2, así como el de los títulos y/o valores participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Casos en los que no existen, para el día de la valoración, precios justos de intercambio determinados de acuerdo con el literal a. del numeral 2.1, ni márgenes a los que se refiere el literal b., ídem, pero sí existen tasas de referencia."

Aquellos valores que no se puedan valorar de conformidad con los literales anteriores de este numeral, se deben valorar en forma exponencial a partir de la tasa interna de retorno calculada con sujeción a lo previsto en el numeral 6.1.2 de la presente norma, en cuyo caso el valor por el cual se encuentra registrada la inversión se debe tomar como el valor de compra. Este procedimiento se debe mantener hasta tanto el valor pueda ser valorado con sujeción a algunos de los mencionados literales.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta	El valor de estas inversiones debe estar totalmente provisionado.

Categoría	Riesgo	Características	Provisiones
		con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	

f. *Cartera de créditos y contratos de Leasing* - La clasificación de la cartera de créditos y los contratos leasing, las provisiones y en general su administración se rige y conlleva su registro con base en los siguientes criterios:

- Se tienen como créditos de vivienda los créditos que independientemente de su monto, son otorgados a personas naturales destinados a la adquisición de vivienda nueva o usada o a la construcción de vivienda individual.

- Los créditos de consumo son aquellos otorgados independiente de su monto a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales o empresariales, distintos a los otorgados bajo la modalidad de microcrédito.

- Se clasifican como microcréditos el conjunto de operaciones activas de crédito otorgadas a microempresas en las cuales la principal fuente de pago de la obligación provenga de los ingresos derivados de su actividad, cuyo saldo de endeudamiento del deudor no podrá exceder de ciento veinte (120) salarios mínimos mensuales legales vigentes al momento de la aprobación de la respectiva operación activa de crédito. Se entiende por saldo de endeudamiento el monto de las obligaciones vigentes a cargo de la correspondiente microempresa con el sector financiero y otros sectores, que se encuentren en los registros de los operadores de bancos de datos consultados por el respectivo acreedor, excluyendo los créditos hipotecarios para financiación de vivienda y adicionando el valor de la nueva obligación. Se tendrá por definición de microempresa aquella consagrada en las disposiciones normativas vigentes.

- Serán créditos comerciales los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas, distintos a los otorgados bajo las anteriores modalidades de crédito.

Las compañías de financiamiento comercial no están autorizadas para realizar créditos de vivienda. Hasta la fecha, Leasing Corficolombiana S.A. no ha suscrito contratos de leasing ni ha realizado desembolsos de crédito bajo la clasificación de microcréditos.

La siguiente homologación es necesaria para realizar los reportes a las centrales de riesgo, los reportes de endeudamiento de crédito y el registro en los estados financieros:

Para cartera comercial -

Agregación categorías reportadas

Categoría de reporte	Categoría agrupada
AA	A
A	B
BB	B
B	C
CC	C
C	C
D	D
E	E

Para cartera de consumo:

Agregación categorías reportadas

Categoría de reporte	Categoría agrupada
AA	A
A con mora actual entre 0-30 días	A
A con mora actual mayor a 30 días	B
BB	B
B	C
CC	C
C	C
D	D
E	E

En cuanto a la suspensión de causación de rendimientos, ésta se produce cuando un crédito según la modalidad presente una mora así: vivienda mora superior a 2 meses; consumo mora superior a 2 meses; microcrédito mora superior a 1 mes; y comercial mora superior a 3 meses. Por lo tanto, no afectarán el estado de resultados hasta que sean efectivamente recaudados. Mientras se produce su recaudo, el registro correspondiente se efectuará en cuentas contingentes.

Aquellos créditos que entren en mora y que alguna vez hayan dejado de causar intereses, corrección monetaria, ajustes en cambio, cánones e ingresos por otros conceptos dejarán de causar dichos ingresos desde el primer día de mora. Una vez se pongan al día podrán volver a causar. Mientras se produce su recaudo, el registro correspondiente se llevará por cuentas contingentes.

En aquellos casos en que, como producto de acuerdos de reestructuración o cualquier otra modalidad de acuerdo, se contemple la capitalización de intereses que se encuentren registrados en cuentas contingentes o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, se contabilizarán como abono diferido en el Código PUC 272035 y su amortización al estado de resultados se hará en forma proporcional a los valores efectivamente recaudados.

Mensualmente, Leasing Corficolombiana S.A. realiza el proceso de alineamiento el cual lleva a la categoría de mayor riesgo los créditos de la misma modalidad otorgados a éste, salvo que se demuestre a la Superintendencia Financiera la existencia de razones suficientes para su calificación en una categoría de menor riesgo.

Los criterios y procedimientos para la evaluación de la cartera comercial de clientes son los siguientes:

La evaluación se hace para todos los créditos y contratos de leasing vigentes. Esta evaluación debe hacerse al menos en los meses de mayo y noviembre, y sus resultados se registrarán al cierre del mes siguiente.

Los criterios para la evaluación mencionada anteriormente son los siguientes:

a. Capacidad de pago del deudor y sus codeudores teniendo en cuenta las características del crédito, así como la liquidez esperada de acuerdo con los flujos de caja del deudor y la solvencia de sus avalistas y otros garantes, de conformidad con la información financiera actualizada y documentada.

b. Los flujos de ingresos y egresos, así como el flujo de caja del deudor y del proyecto a financiar. La solvencia del deudor, a través de variables como el nivel de endeudamiento y la calidad y composición de los activos, pasivos, patrimonio y contingencias del deudor o del proyecto.

c. Información proveniente de centrales de riesgos, consolidadas con el sistema, y de las demás fuentes de información comercial de que disponga la institución vigilada.

Reglas sobre clasificación y calificación del riesgo crediticio Cartera Comercial - Con entrada en vigencia del Modelo de Referencia Comercial "MRC" a partir de julio 1 de 2007, Los contratos de leasing y cartera comercial deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 3 del Capítulo II de a Circular Básica Contable y Financiera:

Segmentos:

Clasificación de la cartera comercial por nivel de activos

Tamaño de empresa	Nivel de activos
Grandes empresas	Más de 15.000 SMMLV
Medianas empresas	Entre 5.000 y 15.000 SMMLV
Pequeñas empresas	Menos de 5.000 SMMLV

Adicionalmente, se crea una categoría denominada "personas naturales" en la cual se agrupan todas las personas naturales que son deudores de crédito comercial.

La calificación de la cartera comercial es:

Categoría "AA"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención excelente. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago optima, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

Los créditos o contratos nuevos serán calificados en el momento del otorgamiento en "AA", en cumplimiento con las políticas de aprobación de crédito definidas.

Los créditos o contratos ya otorgados que no presenten mora superior a 29 días en sus obligaciones contractuales, esto es entre 0 y 29 días en mora.

Sin embargo, se clasifica en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría.

Categoría "A"

Las operaciones calificadas en esta categoría reflejan una estructuración y atención apropiadas. Los estados financieros de los deudores o los flujos de caja del proyecto, así como la demás información crediticia, indican una capacidad de pago adecuada, en términos del monto y origen de los ingresos con que cuentan los deudores para atender los pagos requeridos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 30 días e inferior a 60 días en sus obligaciones contractuales, esto es entre 30 y 59 días en mora.

Sin embargo, se clasifica en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría

Categoría "BB"

Las operaciones calificadas en esta categoría están atendidas y protegidas de forma aceptable, pero existen debilidades que potencialmente pueden afectar, transitoria o permanentemente, la capacidad de pago del deudor o los flujos de caja del proyecto, en forma tal que, de no ser corregidas oportunamente, llegarían a afectar el normal recaudo del crédito o contrato.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 60 días e inferior a 90 días en sus obligaciones contractuales, esto es entre 60 y 89 días en mora.

Sin embargo, se clasifica en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría

Categoría "B"

Se califican en esta categoría los créditos o contratos que presentan insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 90 días e inferior a 120 días en sus obligaciones contractuales, es decir entre 90 y 119 días en mora.

Sin embargo, se clasifica en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría

Categoría "CC"

Se califican en esta categoría los créditos o contratos que presentan graves insuficiencias en la capacidad de pago del deudor o en los flujos de caja del proyecto, que comprometan significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

En esta categoría se deben clasificar los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".

Los créditos o contratos ya otorgados que presenten mora superior o igual a 120 días e inferior a 150 días en sus obligaciones contractuales, es decir entre 120 y 149 días en mora.

Sin embargo, se clasifica en categorías de mayor riesgo a deudores que independientemente de que cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

La calificación asignada al momento de otorgamiento tendrá validez sólo en el primer reporte de calificación, período después del cual el crédito se mantendrá en esta categoría si no presentó una mora en sus obligaciones diferente a la definida para esta categoría

Categoría "incumplimiento"

Las condiciones objetivas mínimos para que el crédito sea calificado en esta categoría son los eventos descritos a continuación en Definición de Incumplimiento.

Sin embargo, se clasifica en esta categoría a deudores que independientemente de que no cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Definición de incumplimiento en el modelo de referencia de cartera comercial y consumo
Se entiende por incumplimiento el evento en el cual una operación de crédito cumple por lo menos con alguna de las siguientes condiciones:

- Créditos comerciales que se encuentren en mora mayor o igual a 150 días.
- Créditos de Consumo que se encuentren en mora mayor a 90 días.

- Cuando a partir de la información trimestral proveniente de las centrales de riesgo consolidadas con el sistema, o a partir de cualquier otra fuente de información, se establezca que el deudor registra obligaciones que han sido castigadas, reestructuradas o extendidas en sus plazos para la cancelación de capital y/o intereses.

- Cuando un deudor se encuentre en un proceso concursal o cualquier clase de proceso judicial o administrativo que implique la administración o liquidación forzosa del deudor.

Excepciones de incumplimiento - No se entenderán como incumplidas, aquellas obligaciones reestructuradas que cumplan con las siguientes condiciones:

Obligaciones las cuales acrediten ante la Superintendencia Financiera la existencia de abonos en dinero superiores al 10% del saldo adeudado en la fecha de la reestructuración.

La extensión de los plazos cuando mejora la probabilidad de incumplimiento.

Períodos de gracia que demuestren mejora de la probabilidad de incumplimiento. Su otorgamiento solo se realizará en condiciones en las que el cliente argumente situaciones extraordinarias en las que haya incurrido y puedan afectar el normal cumplimiento de la obligación, esta excepción solo se aplicará en aquellos casos en que el cliente no este reestructurado por cartera vencida.

La capitalización hecha por los accionistas o asociados del deudor.

Aquellas reestructuraciones resultantes de cambios en las tasas de interés por condiciones de mercado o de reducciones en los plazos.

Créditos de vivienda reestructurados a solicitud del deudor en aplicación de lo dispuesto en el artículo 20 de la Ley 546 de 1999.

Reglas sobre provisiones cartera comercial –

Provisión total individual - La provisión total individual es el resultado obtenido al multiplicar la exposición del deudor, la Probabilidad de Incumplimiento (PI) de la matriz indicada por la Superintendencia Financiera y la Pérdida dado el Incumplimiento (PDI) correspondiente a la garantía del deudor. El ente regulador informa la Matriz que se utiliza para el cálculo de la provisión total individual, para este período (Junio 30 de 2009), la Matriz a aplicar es la B.

Provisión individual contra-cíclica - La provisión individual contra-cíclica es la que se constituye para cubrir adecuadamente las pérdidas esperadas al momento de afrontar cambios inherentes al ciclo del riesgo de crédito de los deudores.

Esta provisión depende de la matriz empleada para el cálculo de la provisión individual como se explica a continuación:

Matriz A: La provisión individual contra-cíclica corresponderá a la diferencia que resulte entre la provisión total individual y la provisión individual.

Matriz B: La provisión individual contra-cíclica corresponderá a la diferencia que resulte entre la provisión individual y la provisión total individual.

Tratamiento de las garantías - La PDI se aplica sobre el valor de la garantía que cubre la exposición hasta en un 100% del valor de la misma. En el caso en que el valor de la garantía no alcance a cubrir el 100% del valor de la exposición, podrá asignar otras garantías (cada una con su correspondiente PDI) hasta que se asignen garantías que corresponden al 100% del valor de la exposición.

En el caso en que las garantías no alcancen para cubrir el 100% del valor de la exposición, debe aplicar la PDI de la categoría "Sin Garantía" al porcentaje de la exposición descubierta.

La pérdida dado el incumplimiento (PDI) - Se define como el deterioro económico en que incurriría la entidad en caso de que se materialice alguna de las situaciones de incumplimiento.

La PDI para deudores calificados en la categoría incumplimiento sufrirá un aumento paulatino de acuerdo con los días trascurridos después de la clasificación en dicha categoría y sus porcentajes estarán definidos por Circular 100 de 1995 Capitulo 2 Anexo 3 Numeral 5.2.

Para homologar las distintas garantías presentes en los contratos de crédito con las definiciones establecidas por la Superintendencia Financiera, se clasifica con base en las siguientes homologaciones:

Clasificación de garantías		Garantía Modelo de Referencia Cartera Comercial		PDI	Días desp. Incump.	PDI	Días desp. Incump.	PDI
0	Sin garantía	8	Sin Garantía	55%	210	80%	420	100%
1	Hipotecaria 1 grado - idóneas	4	Bienes raíces comerciales y residenciales	40%	540	70%	1080	100%
2	Hipotecaria 1 grado - no idóneas	1	Garantía no admisible	55%	270	70%	540	100%
3	Hipotecaria 2 grado - idóneas	4	Bienes raíces comerciales y residenciales	40%	540	70%	1080	100%
4	Hipotecaria 2 grado - no idóneas	1	Garantía no admisible	55%	270	70%	540	100%
5	Hipotecarias no admisibles	1	Garantía no admisible	55%	270	70%	540	100%
6	Prendas sobre vehículos - idóneos	7	Otros colaterales	50%	360	80%	720	100%
7	Prendas sobre vehículos - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
8	Prendas sobre establecimientos - idóneo	7	Otros colaterales	50%	360	80%	720	100%

Clasificación de garantías		Garantía Modelo de Referencia Cartera Comercial		PDI	Días desp. Incump.	PDI	Días desp. Incump.	PDI
9	Prenda sobre establecimiento-no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
10	Prenda sobre maq. Y equipo - idóneos	7	Otros colaterales	50%	360	80%	720	100%
11	Prenda sobre maq. Y equipo - no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
12	Cdt's - idóneos	2	Colateral financiero admisible	0 – 12%	-	-	-	-
13	Cdt's - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
14	Pagares - idóneos	2	Colateral financiero admisible	0 – 12%	-	-	-	-
15	Pagares - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
16	Acciones - idóneas	2	Colateral financiero admisible	0 – 12%	-	-	-	-
17	Acciones - no idóneas	1	Garantía no admisible	55%	270	70%	540	100%
18	Títulos emitidos por leasing CFC o CFC	1	Garantía no admisible	55%	270	70%	540	100%
19	Certificados de deposito de mercancía	2	Colateral financiero admisible	0 – 12%	-	-	-	-
20	Bonos de prenda - idóneas	7	Otros colaterales	50%	360	80%	720	100%
21	Bonos de prenda - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
22	Facturas cambiarias - idóneas	2	Colateral financiero admisible	0 – 12%	-	-	-	-
23	Facturas cambiarias - no idóneas	1	Garantía no admisible	55%	270	70%	540	100%
27	Avales - idóneos	2	Colateral financiero admisible	0 – 12%	-	-	-	-
28	Avales - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
29	Cartas de crédito standby - idóneas	2	Colateral financiero admisible	0 – 12%	-	-	-	-
30	Cartas de crédito stanby - no idóneas	1	Garantía no admisible	55%	270	70%	540	100%
34	Fondo nacional de garantías - fng idóneo	2	Colateral financiero admisible	0 – 12%	-	-	-	-
35	Fondo nacional de garantías fng-no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
36	Fondo agropecuario de garant. Fag-idóneo	2	Colateral financiero admisible	0 – 12%	-	-	-	-
37	Fondo agropec. de garantías fag-no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
39	Firmas solidarias persona natural	1	Garantía no admisible	55%	270	70%	540	100%
40	F. Solidaria per. Jurídica - idónea	1	Garantía no admisible	55%	270	70%	540	100%
41	F. Solidaria per. Jurídica - no idónea	1	Garantía no admisible	55%	270	70%	540	100%
45	Pignor. de rentas ent. territor.- idóneas	3	Derechos de cobro	45%	360	80%	720	100%
46	Pig. De rentas entid. territo.- no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
47	Pignor. De rentas de la nación - idóneas	2	Colateral financiero admisible	0 – 12%	-	-	-	-

	Clasificación de garantías		Garantía Modelo de Referencia Cartera Comercial	PDI	Días desp. Incump.	PDI	Días desp. Incump.	PDI
48	Pignor. de rentas de la nación - no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
50	Fideicomiso en gar. Inmueble - idóneo	4	Bienes raíces comerciales y residenciales	40%	540	70%	1080	100%
51	Fideicomiso en gar. Inmueble - no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
52	Fideicomisos sobre muebles - idóneos	3	Derechos de cobro	45%	360	80%	720	100%
53	Fideicomiso sobre muebles - no idóneos	1	Garantía no admisible	55%	270	70%	540	100%
54	Fiducia en gtia derech.del patr. - idóneo	3	Derechos de cobro	45%	360	80%	720	100%
55	Fiducia en gta derec.del patrim - no idon	1	Garantía no admisible	55%	270	70%	540	100%
56	Fideicomiso en administración - idóneo	3	Derechos de cobro	45%	360	80%	720	100%
57	Fideicomiso en administración- no idóneo	1	Garantía no admisible	55%	270	70%	540	100%
60	Prendas sobre vehículos no admisibles	1	Garantía no admisible	55%	270	70%	540	100%
61	Prendas sobre establec. No admisibles	1	Garantía no admisible	55%	270	70%	540	100%
62	Prenda sobre maquinaria y equipo No admisible	1	Garantía no admisible	55%	270	70%	540	100%
63	Otros títulos valores no admisibles	1	Garantía no admisible	55%	270	70%	540	100%
64	Avales no admisibles	1	Garantía no admisible	55%	270	70%	540	100%
65	Cartas de crédito standby no admisibles	1	Garantía no admisible	55%	270	70%	540	100%
66	Firmas solidarias p. jurídica -no idónea	1	Garantía no admisible	55%	270	70%	540	100%
67	Firmas solidarias p. jurídica - idónea	1	Garantía no admisible	55%	270	70%	540	100%
68	Firmas solidaria p. jurídica -no idónea	1	Garantía no admisible	55%	270	70%	540	100%
301	Bienes dados en leasing inmobiliario	5	Bienes dados en leasing inmobiliario	35%	540	70%	1080	100%
302	Bienes dados en leasing no inmobiliario	6	Bienes dados en leasing diferente a inmobiliario	45%	360	80%	720	100%

Por lo tanto cada deudor obtendrá una PDI diferente de acuerdo con el tipo de garantía que respalda la operación.

Calificación de los créditos y de los contratos de leasing cartera Consumo - Con entrada en vigencia del Modelo de Referencia para cartera de Consumo "MRCO" a partir de julio 1 de 2008, Los contratos de leasing y cartera de consumo deben clasificarse en uno de los siguientes segmentos y categorías de riesgo crediticio según el Anexo 5 del Capítulo II de a Circular Básica Contable y Financiera:

Segmentos:

- *CFC-Automóviles* - Créditos otorgados por la Compañía para adquisición de automóviles.
- *CFC- otros* - Créditos otorgados por la Compañía para adquisición de bienes de consumo diferentes a automóviles. En este segmento no se incluyen las tarjetas de crédito.
- *Tarjeta de crédito* - Crédito rotativo para la adquisición de bienes de consumo que se utiliza a través de una tarjeta plástica. En este segmento no se establece diferenciación por tipo de entidad.

A la fecha la Corporación solo ha realizado contratos leasing en el segmento de CFC-Automóviles.

Categoría "AA"

Los créditos calificados en esta categoría reflejan una atención excelente. El análisis de riesgo sobre el deudor refleja una capacidad de pago óptima y un comportamiento crediticio excelente que garantiza el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "AA".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capítulo II de a Circular Básica Contable y Financiera.

Categoría "A"

Los créditos calificados en esta categoría reflejan una atención adecuada. El análisis de riesgo sobre el deudor refleja una capacidad de pago apropiada y un comportamiento crediticio adecuado que permite inferir estabilidad en el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "A".

Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capítulo II de a Circular Básica Contable y Financiera.

Categoría "BB"

Los créditos calificados en esta categoría reflejan una atención aceptable. El análisis de riesgo sobre el deudor muestra debilidades en su capacidad de pago y comportamiento crediticio que potencialmente pueden afectar, transitoria o permanentemente, el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "BB".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capítulo II de a Circular Básica Contable y Financiera.

Categoría "B"

Los créditos calificados en esta categoría reflejan una atención deficiente. El análisis de riesgo sobre el deudor muestra insuficiencias en la capacidad de pago y un comportamiento crediticio deficiente, afectando el normal recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "B".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capitulo II de a Circular Básica Contable y Financiera.

Categoría "CC"

Los créditos calificados en esta categoría presentan graves insuficiencias en la capacidad de pago del deudor y en su comportamiento crediticio, afectando significativamente el recaudo de la obligación en los términos convenidos.

Las siguientes son condiciones objetivas mínimas para que un crédito tenga que estar clasificado en esta categoría:

- Los créditos nuevos cuya calificación asignada al momento de otorgamiento sea "CC".
- Los créditos cuya calificación obtenida por la aplicación de la metodología de calificación del MRCO establecida en el numeral 4.2 del anexo 5 del Capítulo II de a Circular Básica Contable y Financiera.

Categoría "incumplimiento"

Las condiciones objetivas mínimos para que el crédito sea calificado en esta categoría son los eventos descritos en la Definición de Incumplimiento.

Sin embargo, se clasifica en esta categoría a deudores que independientemente de que no cumplan con las condiciones anteriores presenten mayor riesgo por otros factores.

Para el caso de activos en leasing restituidos, que originalmente se hubieran dado en leasing, las provisiones correspondientes se calcularán utilizando la metodología establecida en el capítulo III de la Circular 100 de 1995 sobre bienes recibidos en dación en pago, según la naturaleza del activo recuperado.

Los activos arrendados se encuentran asegurados contra todo riesgo mediante pólizas a favor de Leasing Corficolombiana S.A. y certificados de Fondos de Ayuda Mutua de los transportadores. La Compañía periódicamente revisa las pólizas y los certificados vencidos y efectúa la gestión, ya sea de obtener la póliza o certificado renovado o inclusión en la póliza administrada por Leasing.

La Junta Directiva tiene la autonomía para castigar los créditos incobrables, una vez se determina que ni por medio judicial, ni por otros medios existe la posibilidad de alguna recuperación.

g. *Aceptaciones y Derivativos* -

Aceptaciones bancarias - Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados – La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación y sus filiales financieras efectúan la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Riesgos existentes cuando se hacen operaciones con derivados - Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de solvencia - Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de mercado - Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de contraparte - A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos operacionales - Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo jurídico - El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Perfil de riesgo - La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia se calcula de acuerdo con el anexo 4 de la Circular Externa 025 de 2008. Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

Plazo por días	Renta fija	Divisas
Intradia	1,23%	1,12%
1 a 90	5,2%	10,6%
91 a 180	7,4%	15,0%
Mayor a 180	10,8%	21,2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X– divisa Y , Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Los traders autorizados para realizar operaciones con derivados, son aquellos que se encuentren certificados como operadores de derivados ante AMV.

Corficolombiana cuenta con una plataforma tecnológica que permite la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no esté autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.
- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.
- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.
- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

Contabilización de instrumentos financieros derivados con fines de especulación - Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registrarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

La contabilización de los instrumentos derivados, establecida mediante la Resolución 1420 de septiembre de 2008, que empezaban a regir a partir del 1 de julio de 2009, fue aplazada con la Circular Externa 023 de 2009 y se aplicarán a partir del 1 de enero de 2010.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Parámetros escogidos para la valoración - Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en tiempo para realizar operaciones con derivados - Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

h. Bienes Realizables y Recibidos en Dación de Pago

Bienes Realizables - La subordinada Tejidos Sintéticos de Colombia S.A., registra sus inventarios al costo y son valorados por el método de promedio ponderado.

La subordinada Pizano S.A., registra sus inventarios por el costo promedio o su valor de realización, el menor.

La subordinada Plantaciones Unipalma de los Llanos S.A. determina al costo promedio para el aceite de palma y el aceite de palmiste, el cual es inferior al valor de mercado; al precio de venta para almendra de palma, aceite de almendra y torta de almendra, al costo de producción para las plantas de semilleros y semillas y a costos promedios para otros inventarios. El costo de producción comprende los gastos directos incurridos en el mantenimiento de los cultivos, la recolección y transporte de la fruta cosechada, el proceso en la planta extractora y la alícuota de amortización de la cuenta cultivos en producción.

La subordinada Hoteles Estelar S.A. valora sus inventarios al costo promedio, el cual no excede el valor de mercado.

La Subordinada Valora S.A. contabiliza como inventarios el capital de riesgo en proyectos inmobiliarios, que tiene, los cuales al obtener el punto de equilibrio serán colocados en un fideicomiso de administración, así mismo se incluyen los bienes recibidos y comprados para la venta.

La subordinada Organización Pajonales S.A. valora sus inventarios al costo promedio.

Bienes Recibidos en Dación de Pago - Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capítulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

i. *Provisión Bienes Realizables y Recibidos en Dación de Pago* - Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación, aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para el caso de las filiales financieras las provisiones individuales se constituyen de acuerdo con lo establecido en la Circular Externa 034 de 2003, que estableció que las entidades vigiladas por la Superintendencia Financiera pueden diseñar un sistema de administración de bienes recibidos en dación de pago, el cual permita gestionar adecuadamente el riesgo de pérdida vinculado a la realización de tales activos.

Teniendo en cuenta que las filiales financieras no han presentado un modelo al respecto para ellas, las políticas sobre bienes recibidos en dación de pago serán las equivalentes a las de compañías que no han presentado algún modelo y por lo tanto, se debe constituir provisiones para los bienes inmuebles en alícuotas mensuales dentro del año siguiente a la recepción del bien, una provisión equivalente al 30% del costo de los bienes recibidos en dación de pago (esto es el valor de recepción), la cual debe incrementarse en alícuotas mensuales dentro del segundo año en un 30% adicional hasta alcanzar el 60% del costo de adquisición de los bienes recibidos en dación de pago. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 80% del costo de los bienes recibidos en dación de pago. En caso de concederse prórroga el 20% restante de la provisión podrá constituirse dentro del término de la misma.

Cuando el costo del inmueble sea inferior al valor de la deuda registrada en el balance, la diferencia se debe reconocer de manera inmediata en el estado de resultados.

Cuando el valor comercial del inmueble sea inferior al valor en libros de los bienes recibidos en dación de pago se debe contabilizar una provisión por la diferencia.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDPS muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

j. *Propiedades y equipo* - Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

k. *Sucursales y agencias* - Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Sucursales y Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

l. *Gastos pagados por anticipado* - Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

   La amortización se realiza de la siguiente manera:

   - Los intereses se causan durante el período prepagado.
   - Los seguros durante la vigencia de la póliza.
   - El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
   - El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.
   - Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

m. *Cargos diferidos* - Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos así:

   - Las remodelaciones en un período no mayor a dos (2) años.
   - Programas para computador en un período no mayor a tres (3) años. Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.
   - Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.
   - Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento,

se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, durante seis (6) meses, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

n. *Derechos en fideicomisos* - Comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

o. *Valorizaciones-*

Activos objeto de valorización

- Inversiones disponibles para la venta en títulos participativos.

- Propiedades y equipo, específicamente inmuebles.

- Bienes de arte y cultura

Contabilización - Las Inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

p. *Ingresos anticipados* - Corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, en este rubro también se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando. Igualmente corresponden al valor de los cánones de contratos leasing recibido por anticipado y los intereses generados por operaciones de cartera de crédito en los cuales su período de amortización están dados por las condiciones especiales de cada operación de leasing o de crédito.

q. *Pensiones de jubilación* - Se aplica lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

r. *Impuesto de renta* - El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

s. *Pasivos estimados y provisiones* - La Corporación y sus filiales registran provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída.
- El pago sea exigible o probable, y

- La provisión sea justificable, cuantificable y verificable.

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

t. *Conversión de transacciones en moneda extranjera* - Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2009 las tasas fueron de $2.044,23 y $2.145,21, respectivamente (cifras en pesos colombianos).

u. *Reconocimiento de ingresos por rendimientos financieros* - Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

   Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para cartera comercial y sesenta y un (61) días para cartera de consumo o de vivienda.

   Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

v. *Cuentas contingentes* - En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo cumplimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros de la cartera a partir del momento en que se suspenda la causación en las cuentas de resultados.

w. *Cuentas de orden* - En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

x. *Estado de flujos de efectivo* - Tal como lo dispone el Artículo 120 del Decreto 2649 de 1993, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación. El efectivo comprende las cuenta de disponible y operaciones overnigth.

y. *Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia* - Las normas contables especiales establecidas por la Superintendencia Financiera de Colombia presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, planta y equipo - Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en colocación de acciones - La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

3. DISPONIBLE, NETO

	31 de diciembre de 2009	30 de junio de 2009
Moneda legal		
Caja	$ 1.339,7	$ 689,2
Banco de la República	94.397,7	26.803,4
Bancos y otras entidades financieras	111.125,8	42.844,2
Menos: Provisión	(28,2)	(124,1)
	206.835,0	70.212,7
Moneda extranjera		
Caja	7,1	4,9
Banco de la República	12,8	13,4
Bancos y otras entidades financieras	38.669,1	127.052,4
	38.689,0	127.070,7
	$ 245.524,0	$ 197.283,4

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días, por parte de la Matriz, al 31 de diciembre y 30 de junio de 2009 por $8,5 y $2,0, respectivamente. Al 31 de diciembre y 30 de junio de 2009 la Fiduciaria registró provisiones sobre el disponible por valor de 18,7 y $103,6, respectivamente, que correspondían a partidas conciliatorias de los Patrimonios Autónomos administrados por la Sociedad Fiduciaria y que afectan el estado de resultados de la misma. Al 31 de diciembre y 30 de junio 30 de 2009, en Leasing Corficolombiana existían partidas pendientes por conciliar por $1,0 y $18,5, respectivamente, las cuales se encuentran provisionadas con cargo a los resultados.

No existían restricciones sobre el disponible, excepto el saldo del Banco de la República, el cual correspondía al encaje, cuya disponibilidad está sujeta a las reglamentaciones que lo regulan.

4. POSICIONES ACTIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS

	31 de diciembre de 2009	30 de junio de 2009
Fondos interbancarios vendidos	$ 35.391,4	$ 8.182,8
Compromisos de transferencia en operaciones repo cerrado	15,491.6	7.543,8
Compromisos de transferencia inversiones en operaciones simultaneas	708,923.9	22.033,8
	$ 759,806.9	$ 37.760,4

Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación y sus filiales se encuentran respaldadas con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres terminados el 31 de diciembre y 30 de junio de 2009 no se presentaron incumplimientos.

5. INVERSIONES, NETO

Negociables en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de tesorería	$ 357.373,4	$ 176.664,3
Bono Emcali	-	16.147,3
Títulos de reducción de deuda	2.081,3	2.088,2
Títulos de devolución de impuestos TIDIS	119,5	3.451,5
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	1.756,8	38.852,6
Otros títulos de deuda pública:		
Bono Emcali	14.600,0	-
Títulos de Desarrollo Agropecuario - TDA	9.887,4	9.414,8
CDT Findeter	1.019.7	1.028,3
Títulos emitidos, avalados o garantizados por FOGAFIN	195,1	423,7
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Títularizadora Colombiana (Tips)	6.694,1	7.572,9
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria:		

	31 de diciembre de 2009	30 de junio de 2009
Fideicomiso Titularización Cementos Andinos	33.294,2	40.019,2
Título 365 IOPC Fideicomiso Acueducto de Bogotá	65,0	-
Título IPC Helm Trust	1.085,8	-
Título ODL Ecopetrol	6.274,1	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	52.372,5	21.057,3
Bonos Leasing Colombia	1.605,4	511,0
Bonos Bancolombia	1.011,2	-
Bono Corfinsura	285,6	285,2
Bonos Leasing de Occidente	1.612,0	5.171,7
Bono BBVA	1.546,8	1.552,3
Bonos AVAL	23.978,4	-
Tips Titularizadora Colombiana	26.672,4	-
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Voluntariamente Convertibles en Acciones:		
Bono IPC EPSA	-	345,7
Bono IPC NQS Concesiones Urbanas	204,0	613,0
Bono IPC ISA	317,5	317,8
Bono Alquería	1.625,3	744,3
Otros Bonos	-	3.255,7
Títulos emitidos, Avalados, garantizados o aceptados por bancos del exterior:		
CDT Bancolombia – Panamá	6.606,0	-
CDT Occidental Bank Barbados	10.274,4	-
Títulos emitidos por residentes en el exterior		
Bonos USD Ecopetrol	224,5	-
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
Otros títulos	1.022,4	1.105,2
Total Inversiones Negociables en Títulos de Deuda	563.804,9	330.622,0
Inversiones Para mantener hasta el vencimiento:		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de reducción de deuda	5.503,5	4.799,1
Títulos emitidos, avalados, aceptados o garantizados por Gobiernos Extranjeros		
Bono Corporación Andina de Fomento	3.751,3	3.217,8

	31 de diciembre de 2009	30 de junio de 2009
Títulos emitidos, avalados, aceptados o garantizados por Bancos del exterior		
Bono República Colombia	119,1	95,1
Otros títulos	14.447,4	1.723,8
Total para mantener hasta el vencimiento	22.821,3	9.835,8
Inversiones Disponibles para la Venta en Títulos de Deuda:		
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	197.609,3	374.233,0
Bono República de Colombia	23.172,6	
Bonos Ecopetrol	3.339,7	
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Bono República de Colombia	95.429,9	99.953,8
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	6.026,6	3.786,5
Titularizadora ODL Ecopetrol	20.913,8	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bonos Empresas Públicas de Medellín	5.791,0	-
Bono Bancolombia	27.752,9	27.673,7
Bono B.C.I.	4.599,0	-
Bono Banco Santander	-	1.057,2
Bono Surentin	3.564,2	3.629,4
Bono Banco Centro Americano Integración Económica	-	4.563,4
Tips Titularizadora Colombiana	13.368,6	46.557,0
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos obligatoriamente convertibles en acciones	325,3	383,7
Bonos Chivor	11.654,1	-
Bonos Ecopetrol	23.628,0	-
Bono IPC Alquería	-	5.733,8
Bono EEB Internacional	38.407,7	37.865,5
Bono Empresas Públicas de Medellín	26.658,8	-
Bono GTL Trade Internacional	8.656,3	8.502,4
Bono TGI Internacional	22.578,6	21.727,6
Títulos emitidos, avalados o garantizados por gobiernos extranjeros		
Bonos Petrobras	4.190,4	226,7

	31 de diciembre de 2009	30 de junio de 2009
Bonos Do Brasil	206,1	-
Otros títulos	14.890,8	23.575,6
Total disponibles para la venta en títulos de deuda	552.763,6	659.469,3
Derechos de Recompra:		
Negociables en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	477.754,4	545,3
Títulos de Reducción de Deuda	37.315,4	46.545,1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	-	304,0
Bono Leasing Colombia	2.952,6	4.087,6
Bono Leasing de Occidente	5.491,9	7.125.6
Bono Sufinanciamiento	18,1	5.810,9
Bono Bancolombia	-	1.555,1
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos IPC Alquería	6.512,0	2.122,7
Inversiones Para Mantener Hasta el Vencimiento		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Reducción de Deuda	55.024,0	54.925,8
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario:		
Clase "A"	16.917,7	15.200,6
Clase "B"	28.904,6	25.970,7
Inversiones Disponibles para la Venta en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	584.102,1	302.729,1
Total derechos de recompra de inversiones	$ 1.214.992,8	$ 466.922,5

Negociables – Títulos Participativos

	31 de diciembre de 2009			
	Capital social	% Particip.		Valor de Mercado
En el sector real				
Tableros y Maderas de Caldas (*)	$ 35.557,6	11,88%	$	17.963,4
Empresa de Energía de Bogotá (**)	664.992	3,81%		382.173,3
En carteras colectivas	-	-		56.950,8
			$	457.087,5

(*) En septiembre 3 de 2009, la Corporación tomó la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

(**) En noviembre 11 de 2009, se reclasificó por cambio de bursatilidad a Empresa de Energía de Bogotá de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación genero un ingreso por $71.410,4 que se registró en el estado de resultados bajo el rubro de valoración de inversiones negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal d) del numeral 4.2. y el parágrafo 1 del mismo numeral del Capítulo I de la Circular Externa 100 de 1995.

	30 de junio 2009			
	Capital social	% Particip.		Valor de Mercado
En Entidades del Sector Real				
Enka de Colombia S.A.	117.737,2	0,35	$	293,4
En cartera colectiva				49.808,2
			$	50.101,6

En junio de 2009, la Corporación tomó la decisión de reclasificar la Inversión de Enka de Colombia S.A. de Disponible para la Venta a Inversión Negociable. El efecto en el estado de resultados fue una pérdida de ($2.110,7). De igual forma en junio la inversión en Banco de Occidente S.A. se reclasificó a Disponible para la venta, debido a cambio de bursatilidad ya que pasó de media a baja.

Inversiones Disponibles para la venta Títulos Participativos

Con Baja o Mínima Bursatilidad

	31 de diciembre de 2009							
	No. de acciones	% de Partic.	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Leasing de Occidente S.A.	429.474.513	45,24%	$ 56.009,3	$ 81.063,2	$106.219,5	$ 25.156,3	$ -	$ -
Casa de Bolsa S.A.	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	94,6	-	-
Futbolred.com S.A. (b)	120	35,67%	361,6	361,6	-	-	-	361,6
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,5	9.822,7	14.311,3	4.488,6	-	-
Aerocali S.A.	126.654	33,33%	2.258,5	2.473,6	5.534,9	3.061,3	-	-
Colombiana de Extrusión S.A. Extrucol	315.42	20,00%	2.526,0	1.784,8	4.422,9	2.638,1	-	-
Compañía Aguas de Colombia	560	20,00%	448,4	1.096,7	1.247,5	150,8	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	3.705,6	10.277,5	14.1401	3.862,6	-	-
Concesionaria Ruta del Sol S.A.S.	85.8	33,00%	8.580,0	8.580,0	8.580,0	-	-	-
Otras Empresas con participación menor al 20% (*)				$853.296,8		$243.171,8	$ 1.177.7	$ 7.250,3
				$981.572.1		$282.624,1	$ 1.177.7	$ 7.611,9

(*) Dentro de estas inversiones se encuentra la inversión en la Compañía Promigas S.A.. En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009, y en cumplimiento de lo establecido en el numeral 6.2. del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. Dicha reclasificación originó un efecto neto de ingresos en el estado de resultados del segundo semestre de 2009 por $260.834,8, registrado en el rubro de Ganancia Realizada en Inversiones Disponibles para la Venta. La reclasificación fue informada a la Superintendencia Financiera.

	30 de junio de 2009							
	No. de acciones	% de Partic.	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Valores de Occidente S. A.	1.162.713	48,99%	2.357,3	$ 2.257,4	15.371,0	$ -	$ 720,3	$ -
Leasing de Occidente S.A.	392.237.405	45,24%	56.009,3	78.733,7	99.343,5	20.609,8	-	-
Futbolred.com S.A.	120.000	35,67%	361,6	361,6	-	-	-	361,6
Inmobiliaria Selecta S. A.	24.351	34,79%	24,4	113,1	29,8	-	-	83,3
Concesionaria Tibitoc S.A.	9.086.933	33,33%	12.799,5	9.822,7	139.683,0	4.145,6	-	-
Aerocali S.A.	126.654	33,33%	2.258,5	2.473,6	45.549,0	2.081,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	81.076.953	20,00%	3.705,6	10.277,5	131.740,0	2.896,5	-	-
Compañía Aguas de Colombia	560.000	20,00%	448,4	1.096,7	12.308,0	134,1	-	-
Colombiana de Extrusión S.A. Extrucol	315.420	20,00%	2.526,0	1.784,8	38.320,0	2.047,2	-	-
Otras Empresas con participación menor al 20%				337.378,2		122.690,0	31,6	7.042,5
				$444.299,3		$ 154.604,4	$ 751,9	$ 7.487,4

Con Alta y Media Bursatilidad

	31 de diciembre de 2009					
	Capital social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta liquidez bursatilidad						
Bolsa de Valores de Colombia	$ 18.672,8	628.047.243	3,36%	$ 11.471,2	$ 29,50	$ 18.527,4
Con media bursatilidad						
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
						120.504,3
Total Inversiones Disponibles Para la Venta en Títulos Participativos en Diciembre de 2009						$ 1.102.076,4

	30 de junio de 2009					
	Capital social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88	$ 4.226,6	$ 5,48	$ 16.544,4
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36	11.471,2	27,02	16.585,2
Bolsa de Valores de Colombia	18.249,5	14.237.438	0,0	-	25,79	367,2
Con media bursatilidad						
Promigas S.A.	13.298,5	19.123.532	14,39	480.780,9	39.804,00	761.193,1
Mineros S.A.	158,9	18.275.422	6,98	50.257,4	2.920,00	53.364,2
Otros Títulos						66,2
						848.120,3
Total Inversiones Disponibles Para la Venta en Títulos Participativos en Junio						$ 1.292.419,6

	31 de diciembre de 2009	30 de junio de 2009
Provisión de inversiones:		
Inversiones negociables en títulos de deuda	$ 2.018,8	$ 2.391,3
Inversiones disponibles para la venta en títulos de deuda	222,3	270,3
Inversiones disponibles para la venta en títulos participativos	7.611,9	7.487,4
	$ 9.853,0	$ 10.149,0

6. CARTERA DE CRÉDITOS, NETO

Cartera de consumo:		
A -Normal	$ 1.772,4	$ 1.994,2
B -Subnormal	128,4	172,7
C - Aceptable	-	26,4
D -Difícil cobro	25,1	24,9
E – Incobrable	7,9	34,5
	1.933,8	2.252,7
Provisión	(55,0)	(102,3)
	1.878,8	2.150,4

	31 de diciembre de 2009	30 de junio de 2009
Cartera Comercial		
A -Normal	439.919,6	455.032,1
B -Subnormal	49.705,0	37.472,8
C -Deficiente	13.783,7	12.323,4
D -Difícil cobro	13.378,2	13.650,1
E -Irrecuperable	7.066,3	4.524,2
	523.852,8	523.002,6
Provisión	(24.484,2)	(24.539,1)
	499.368,6	498.463,5
	$ 501.247,4	$ 500.613,9

Provisión para cartera de créditos

Saldo inicial	$ 24.641,4	$ 23.470,9
Provisión cargada a gastos	7.564,6	7.809,6
Recuperación de provisiones	(7.202,1)	(6.619,4)
Castigo de cartera	(464,7)	(19,7)
Saldo al final del semestre	$ 24.539,2	$ 24.641,4

7. ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS

Derechos operaciones de contado	$ 94.520,0	$ 13.094,8
Obligaciones operaciones de contado	(94.442,1)	(13.088,4)
Derechos operaciones forward	4.766.283,6	4.227.218,8
Obligaciones operaciones forward	(4.728.530,1)	(4.150.591,7)
Derechos de compra futuros	48.527,8	16.219,4
Obligaciones de compra futuros	(48.527,8)	(16.239,6)
Derechos de venta futuros	-	17.945,9
Obligaciones de venta futuros	-	(17.843,9)
Derechos sobre swaps	-	687.718,8
Obligaciones sobre swaps	-	(685.239,7)
	$ 37.831,4	$ 79.194,4

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	31 de diciembre de 2009				30 de junio de 2009			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	$2.882.586,1	0,72	2.387.020,9	(0,54)	$2.861.964,2	11,13	$2.399.872,8	1,34
Títulos	4.858,5	(14,92)	3.866,6	(44,12)	5.710,5	(0,33)	6.920,0	45,85
	$2.887.444,6		$2.390.887,5		$2.867.674,7		$2.406.792,8	
Obligaciones								
Divisas	2.797.729,5	(4,01)	2.394.864,5	0,86	$2.914.690,5	8,00	$2.374.553,7	4,25
Títulos	4.837,6	(15,92)	3.865,2	(44,31)	5.753,3	0,51	6.940,4	46,17
	2.802.567,1		2.398.729,7		$2.920.443,8		2.381.491,1	
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado promedio mensual	81.409,8	26.03	71.165,8	26.80	$ 64.598,0	(30,26)	(56.126,3)	(39,11)

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los semestres terminados el 31 de diciembre y el 30 de junio de 2009.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

8. CUENTAS POR COBRAR, NETO

	31 de diciembre de 2009	30 de junio de 2009
Intereses:		
Cartera de créditos y operaciones de leasing	$ 1.894,4	$ 1.050,6
Comisiones y honorarios		
Comisiones	5.974,9	5.491,9
Honorarios	12,4	139,6
	5.987,3	5.631,5
Otras:		
Componente financiero	3.022,6	4.425,6
Dividendos y participaciones (1)	6.052,8	37.987,7
Arrendamientos	13,9	11,7
Cánones de bienes dados en leasing	39,2	30,5
Venta de bienes y servicios (2)	57.903,0	942,7
Pagos por cuenta de clientes	2.469,7	2.780,7
Anticipo de contratos y proveedores (3)	17.756,0	13.822,4
Adelantos de personal	5.637,9	7.108,9
Impuesto a las ventas por pagar – débito	6.245,8	5.367,8

	31 de diciembre de 2009	30 de junio de 2009
Diversas:		
Clientes nacionales en las filiales:		
Colombiana de Licitaciones y Concesiones Ltda.	2.269,6	2.211,6
Estudios, Proyectos e Inversiones de los Andes	41.469,1	46.872,6
Hoteles Estelar S. A.	18.285,6	20.167,0
Industrias Lehner S. A.	20.667,5	20.953,5
Estudios y Proyectos del Sol S.A.	29,8	-
Organización Pajonales S. A.	3.933,2	7.003,5
Pizano S.A.	29.240,4	33.133,4
Plantaciones Unipalma de los Llanos S. A.	10.077,4	13.125,7
Promotora y Comercializadora Turística Santamar	479,9	645,6
Proyectos de Infraestructura S. A.	5.156,3	2.806,7
Tejidos Sintéticos de Colombia	8.117,1	8.163,2
Valora S. A.	660,7	573,5
Gas Comprimido del Perú S. A.	29,3	-
Otras	983,7	10.240,9
	$ 240.540,5	$ 238.375,2

(1) A 31 de diciembre este rubro comprende entre otros valores: Promigas $5.278,1, Fiduciaria de Occidente S.A. $154,8, Mineros S.A. $392,0. A junio 30 este rubro comprendía entre otros valores: Promigas S.A. $20.041,5, Empresa de Energía de Bogotá $10.604,7, Gas Natural E.S.P. $2.117,1, Mineros S.A. $1.632,9, Colombina S.A. $1.423,6, Aerocali $1.359,3.

(2) A 31 de diciembre este rubro comprende entre otros valores: Venta a plazos inversión en Colombina S.A. $56.999,7, esta transacción origino el registro de un ingreso diferido por valor de $42.176, Inversiones Gaviria Restrepo $823,8. A junio 30 de 2009, este rubro comprendía entre otros valores: Inversiones Gaviria Restrepo S.A. $823,8, FID-Fiducolombia pagos Procampo $77,4.

(3) Al 31 de diciembre este rubro comprende entre otros valores: Concesionaria Ruta del Sol S.A. $4.026,8

Provisión para cuentas por cobrar

El movimiento de la provisión para cuentas por cobrar es el siguiente:

	31 de diciembre de 2009	30 de junio de 2009
Saldo Inicial	$ 13.073,6	$ 11.454,1
Más:		
Provisión cargada al gasto del ejercicio	3.426,3	4.009,6
Menos:		
Reintegro de provisión	(3.328,4)	(2.180,0)
Movimiento	711,0	(210,1)
Saldo final	$ 13.882,5	$ 13.073,6

9. BIENES REALIZABLES, RECIBIDOS EN PAGO Y RESTITUIDOS, NETO

	31 de diciembre de 2009	30 de junio de 2009
Bienes realizables:		
Plantaciones Unipalma de los Llanos S. A.:		
Producto terminado - Aceite de palma y de almendra	$ 3.457,1	$ 3.935,4
Materias primas	1.388,3	1.915,5
	4.845,4	5.850,9
Tejidos Sintéticos de Colombia S. A.:		
Producto terminado - Empaques. telas y cordeles	1.233,1	1.200,9
Producto en proceso- Empaques. Telas y cordeles	790,7	834,3
Materia Prima	2.261,8	1.506,1
Mercancías	568,1	260,9
Inventarios en tránsito	700,9	715,5
	5.554,6	4.517,7
Hoteles Estelar de Colombia S. A.:		
Materias Primas	1.428,7	1.005,2
Mercancías	690,7	811,5
	2.119,4	1.816,7
Organización Pajonales S. A.:		
Materias Primas	3.813,8	3.962,0
Productos en Proceso	6.971,4	8.045,2
Productos Terminado	206,1	131,0
Semovientes	5.251,3	4.817,4
	16.242,6	16.955,6
Pizano S.A.:		
Producto en proceso	57.222,2	53.461,7
Materia Prima	25.864,6	24.135,7
Mercancía en transito	5.967,5	4.577,3
Mercancías	8.925,3	5.067,3
Bienes terminados	8.353,2	12.007,7
	106.332,8	99.249,7
Industria Lehner S. A.:		
Producto en proceso	2.289,9	3.713,7
Materia Prima	5.753,4	6.279,3
Mercancía en transito	1.172,1	585,2
Mercancías	379,6	361,5

	31 de diciembre de 2009	30 de junio de 2009
Bienes terminados	2.449,1	3.035,0
	12.044,1	13.974,7
Valora S. A.:		
Bienes Raíces para la Venta	2.245,7	1.985,8
Productos en Proceso	285,6	285,6
Mercancías	8.672,0	5.347,4
	11.203,3	7.618,8
	$ 158.342,2	$ 149.984,1
Bienes recibidos en pago:		
Bienes muebles	3.013,6	3.186,2
Bienes inmuebles diferentes de vivienda	23.443,3	23.992,4
	$ 26.456,9	$ 27.178,6
Bienes restituidos en contratos de Leasing:		
Maquinaría y equipo	$ 829,2	$ 591,7
Vehículos dados en leasing	4.713,7	5.110,5
	$ 5.542,9	$ 5.702,2
Bienes no utilizados en el objeto social:		
Terrenos	$ 585,9	$ 585,9
Provisión para bienes recibidos en pago		
Saldo inicial	$ 26.599,3	$ 26.151,2
Más:		
Provisión cargada al gasto del ejercicio	1.033,3	1.581,9
	27.632,6	27.733,1
Menos		
Reintegro de provisión	1.173,3	565,7
Venta de bienes recibidos en pago	950,6	568,1
Saldo final	$ 25.508,7	$ 26.599,3

La Administración de la Matriz considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros.

Actualmente la Matriz y subordinadas financieras adelantan las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera.

En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

10. PROPIEDADES, EQUIPOS Y BIENES DADOS EN LEASING, NETO

	31 de diciembre de 2009	30 de junio de 2009
Terrenos	$ 66.226,5	$ 66.262,7
Construcciones en curso	4.149,7	947,3
Edificios	157.280,9	155.742,8
Muebles, equipos y enseres	28.480,4	28.916,1
Equipo de computación	28.095,7	28.055,4
Vehículos	28.878,4	27.738,4
Equipos de movilización y maquinaria y semovientes	355.824,2	315.359,6
Importaciones en curso	5.048,1	4.202,4
Bienes dados en leasing	2.913,2	3.373,9
	676.897,1	630.598,6
Menos - Depreciación acumulada	(337.025,1)	(335.123,4)
Menos – Provisión	(6.520,9)	(6.526,9)
	$ 333.351,1	$ 288.948,3

La depreciación total registrada al 31 de diciembre y 30 de junio de 2009 en el gasto fue de $6.565,6 y $6.296,5, respectivamente.

La Corporación y sus filiales han mantenido medidas necesarias para la conservación y protección de sus activos. Al 31 de diciembre y 30 de junio de 2009 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, pérdida o daños a oficinas y vehículos.

La Corporación y sus filiales cuentan con avalúos de sus bienes inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaría.

11. EXCESO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS

Los valores del exceso del costo de la inversión sobre el valor en libros de la inversión determinados para la consolidación de los estados financieros de la Corporación y sus Subordinadas son los siguientes:

	31 de diciembre de 2009			
		Amortizaciones		
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pisa	$ 7.982,5	$ 5.588,1	$ 798,3	$ 1.596,1
Organización Pajonales S. A.	2.335,4	1.957,4	74,2	303,8
Hoteles Estelar S. A.	641,8	470,8	64,2	106,8
	$ 10.959,7	$ 8.016,3	$ 936,7	$ 2.006,7

	30 de junio de 2009			
		Amortizaciones		
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pisa	$ 7.982,5	$ 4.789,8	$ 798,3	$ 2.394,4
Organización Pajonales S. A.	2.335,4	884,9	967,0	483,5
Hoteles Estelar S. A.	641,8	406,6	64,2	171,0
	$ 10.959,7	$ 6.081,3	$ 1.829,5	$ 3.048,9

12. OTROS ACTIVOS

	31 de diciembre de 2009	30 de junio de 2009
Gastos anticipados:		
Intereses	$ 56,0	$ 0,2
Seguros	670,6	164,8
Arrendamientos	-	61,0
Mantenimiento de equipos	39,0	120,8
Otros	3.719,0	6.938,9
Cargos diferidos:		
Organización y Preoperativos (1)	202.248,4	199.712,0
Estudios y proyectos (2)	197.644,3	177.217,4
Remodelaciones	828,7	562,5
Programas de computador software	2.528,5	2.796,9
Útiles y papelería	67,0	62,9
Mejoras a propiedades tomadas en arriendo	1.670,9	1.213,7
Publicidad y propaganda	22,3	151,9
Impuesto de renta diferido	1.041,0	1.343,2
Impuestos	-	127,9
Contribuciones y afiliaciones	29,1	26,9
Otros	2.305,6	246,8
	$ 412.870,4	$ 390.747,8

(1) Corresponde a los costos incurridos en los proyectos de construcción de carreteras, por la subordinada Concesionaria Vial de los Andes (Carretera Bogotá – Puente Real - Villavicencio - túnel El Boquerón) por valor de $201.282,7

(2) Principalmente corresponde a $194.678,2 de la subordinada Proyectos de Infraestructura S. A. (Carretera Buga – Tulua y Tulua - La Paila). Los costos de cada tramo se amortizan por el método de línea recta a partir del momento en el cual entre en operación cada tramo, hasta el final del contrato de concesión.

	31 de diciembre de 2009	30 de junio de 2009
Otros:		
Cargos por corrección monetaria diferida	$ 11.732,6	$ 12.088,9
Créditos a empleados	4.862,7	5.157,6
Depósitos	10.566,2	15.300,5
Bienes arte y cultura	933,7	931,3
Derechos en Fideicomiso:		
Inversión	80.044,8	100.258,1
Cartera de créditos y cuentas por cobrar	431,7	320,5
Bienes realizables y recibidos en pago	15.572,0	15.674,4
Propiedad y equipo	345,6	345,6
Crédito mercantil	1.303,5	1.565,4
Otros activos	89.200,2	91.973,5
Diversos:		
Anticipo impuesto de renta	21.554,3	20.805,6
Retención en la fuente	10.879,1	19.151,5
Sobrantes de anticipos y retenciones	17.081,5	8.239,0
Caja menor	151,2	154,9
Anticipo impuesto industria y comercio	220,4	369,2
IVA descontable en el impuesto de renta	96,8	88,0
Consorcios o uniones temporales	1.689,6	1.253,8
Otros	244,7	164,5
	$ 266.910,6	$ 293.842,3

13. VALORIZACIÓN Y DESVALORIZACIONES

	31 de diciembre de 2009	30 de junio de 2009
Inversiones:		
Valorizaciones	$ 282.624,1	$ 154.604,4
Desvalorizaciones	(1.177,7)	(751,9)
	281.446,4	153.852,5
De propiedad, planta y equipo	385.621,9	363.030,6
Otros (Bienes Entregados en Fiducia)	15.177,5	14.694,1
	$ 682.245,8	$ 531.577,2

14. DEPÓSITOS Y EXIGIBILIDADES

	31 de diciembre de 2009	30 de junio de 2009
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$ 525.149,8	$ 524.596,1
Emitidos igual a 6 meses y menor de 12 meses	575,895,5	496.762,1
Emitidos igual a 12 meses y menor de 18 meses	55.751,0	44.127,3
Emitidos igual o superior a 18 meses	304.885,8	214.451,2
	$ 1.461.682,1	$ 1.279.936,7
Otros		
Moneda legal:		
Bancos y corresponsales	$ 332,0	$ 228,9
Depósitos especiales de garantía	217,5	63,6
Exigibilidades por servicios bancarios	85,9	85,9
	635,4	378,4
Moneda extranjera:		
Exigibilidades por servicios bancarios	200,2	210,1
	200,2	210,1
	$ 835,6	$ 588,5

15. POSICIONES PASIVAS EN OPERACIONES DE MERCADO MONETARIO Y RELACIONADAS

Fondos interbancarios comprados	$ 187.842,2	$ 152.937,0
Compromisos de transferencia en operaciones repo cerrado	296.879,3	385.200,7
Compromisos de transferencia en operaciones simultaneas	876,852,8	32.706,2
Compromisos originados en posiciones en corto de operaciones simultaneas	679.208,4	6.059,3
	$ 2.040.782,7	$ 576.903,2

Las tasas utilizadas en estas operaciones para los semestres terminados el 31 de diciembre y 30 de junio de 2009, oscilaron entre el 3,55% y 2,0% y 6,0% y 1,5 %, respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

16. CRÉDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS

	31 de diciembre de 2009	30 de junio de 2009
Otras entidades del país:		
Banco de Comercio Exterior	$ 104.365,6	$ 103.274,3
Fondo para el Financiamiento del Sector Agropecuario	21.628,2	20.717,8
Financiera de Desarrollo Territorial S. A.	7.461,1	8.955,7
Banco de Bogotá	26.547,3	30.820,4
Banco de Occidente	13.320,7	10.468,0
Leasing de Occidente	24.241,7	31.862,9
Leasing Bogotá	5.102,9	4.051,2
Créditos con otros Bancos	76.903,6	55.991,2
Créditos con otras entidades Leasing	-	1.002,6
Créditos otras Entidades Financieras	37.626,7	35.831,2
	317.197,8	302.975,3
Entidades del Exterior:		
Banco de Bogotá Panamá	-	1.295,2
Northstar Trade Finance	81,4	143,5
Concesiones Colombiana S. A.	10.493,1	11.069,9
Helm Bank Panamá	1.993,1	2.428,5
Banco de Colombia Panamá	678,8	716,1
	13.246,4	15.653,2
	$ 330.444,2	$ 318.628,5

Los vencimientos de las obligaciones al 31 de diciembre y 30 de junio de 2009, son como sigue:

	31 de diciembre de 2009	30 de junio de 2009
De 1 a 12 meses	$ 122.394,6	$ 83.189,1
De 12 a 24 meses	90.557,5	95.486,2
De 24 a Mas meses	117.492,1	139.709,2
	$ 330.444,2	$ 318.628,5

17. CUENTAS POR PAGAR

	31 de diciembre de 2009	30 de junio de 2009
Intereses:		
Depósitos y exigibilidades	$ 16.357,4	$ 17.671,6
Operaciones de mercado monetario y relacionadas	83,4	147,2
Créditos de bancos y otras obligaciones financieras	3.417,3	4.256,4
Títulos de inversión en circulación	2.759,8	2.066,5
	$ 22.617,9	$ 24.141,7

	31 de diciembre de 2009	30 de junio de 2009
Otras:		
Impuesto de Renta y Complementarios	$ 50.757,2	$ 15.416,3
Impuesto de Industria y Comercio	3.997,6	3.859,0
Timbres	149,2	102,4
Otros impuestos	317,5	7.651,6
Arrendamientos	925,3	939,5
Impuesto a las ventas por pagar	10.763,5	11.591,9
Contribución sobre transacciones	3,0	7,7
Prometientes compradores	548,5	16,2
Proveedores	52.051,6	54.759,5
Retenciones y aportes laborales	8.686,2	9.855,5
Primas de seguro	524,5	549,5
Diversas:		
Nómina	804,6	907,4
Cheques girados no cobrados	243,2	231,0
Otras cuentas por pagar Epiandes Grupo Dragados	15.724,5	14.622,4
Otras cuentas por pagar en Hoteles Estelar	10.501,1	10.589,1
Otras cuentas por pagar en Concecol	16.439,6	-
Otras	21.378,9	26.784,4
	$ 193.816,0	$ 157.883,4

18. TÍTULOS DE INVERSIÓN EN CIRCULACIÓN

Concesionaria Vial de los Andes S.A.	$ 47.698,0	$ 51.853,0
Industrias Lehner S.A.	1.119,6	1.119,6
Leasing Corficolombiana S.A.	67.352,0	98.186,4
Proyectos de Infraestructura S.A.	92.000,0	92.000,0
	$ 208.169,6	$ 243.159,0

Concesionaria Vial de los Andes S.A., En octubre de 2006 y en junio de 2004 con el fin de pagar el capital y los intereses de los bonos opcionalmente convertibles en acciones emitidos en los años 2003 y 2001, la Concesionaria Vial de los Andes S.A. emitió nuevamente bonos opcionalmente convertibles en acciones por $10.383 y $12.000, respectivamente. Los bonos de la emisión de junio de 2004 fueron cancelados y pagados a su vencimiento a los tenedores, el 28 y 29 de junio de 2007, respectivamente. Las principales características de los bonos que actualmente se encuentran en circulación son las siguientes:

	Emisión octubre de 2006
Monto en circulación:	$ 4.153
Plazo:	3 años
Tasa de interés:	DTF + 7 puntos

	Emisión octubre de 2006
Modalidad de pago de interés	Anualidad vencida
Ley de circulación:	Nominativos, opcionalmente convertibles en acciones.

La emisión y colocación de los bonos opcionalmente convertibles en acciones de 2006 fue autorizada por la Superintendencia de Puertos y Transportes mediante la resolución 6128 del 20 de octubre de 2006.

Para la conversión de bonos en acciones, con una anticipación de cuatro meses a la fecha de vencimiento de los bonos, COVIANDES deberá formalizar el aumento de su capital autorizado para realizar sin obstáculo dicha conversión. Los bonos serán convertibles en acciones bajo las siguientes condiciones:

- En el término señalado en el numeral 5 del literal B del Capítulo IV del prospecto de emisión y colocación de bonos, los bono-habientes darán aviso escrito a la sociedad de la opción elegida, es decir: 1) la de exigir a la fecha de vencimiento de los bonos, acciones de la sociedad por el capital, como por los intereses, para los cuales solicitará la capitalización; 2) que se le cancelen en dinero a la fecha de vencimiento de los bonos, tanto el capital como los intereses pendientes de pago en esa fecha.
- En caso de que opten por exigir acciones, vencido el plazo de los bonos convertibles, los bono-habientes suscribirán el número de acciones que les corresponda y COVIANDES procederá a expedir los títulos definitivos de las acciones respectivas, dentro de los treinta (30) días siguientes a la fecha del vencimiento de los bonos. Estas acciones se suscribirán por el valor intrínseco que tengan las acciones a la fecha de la suscripción y en ningún caso por un valor inferior a su valor nominal.

Conforme a la aprobación de la emisión y colocación de bonos ordinarios con cargo al fideicomiso de administración y garantía No. 3-034 en la Asamblea General de Accionistas según el Acta No. 29 del 21 de febrero de 2007, el 5 de julio de 2007 el Fidecomiso F.A. No. 3-034 de Fiduciaria de Occidente S.A. efectúo la colocación de bonos ordinarios por $47.700 con las siguientes especificaciones:

Serie A5:	
Monto -	$18.550
Plazo	5 años
Vencimiento	Julio de 2012
Tasa de Interés	IPC+5,50% E.A.

Serie A7:	
Monto	$29.150
Plazo -	7años
Vencimiento	Julio de 2014
Tasa de Interés	IPC+5,70% E.A.

La subordinada Industrias Lehner S. A., en junio 9 de 2000 la Superintendencia de Sociedades, aprobó una emisión de bonos ordinarios opcionalmente convertibles en acciones, con las siguientes características:

Monto autorizado de la emisión	$ 13.463,8
Bonos emitidos	12.303,1
Bonos pendientes por colocar	1.160,8
Amortización y plazo	10 años en cuotas trimestrales a partir de julio de 2010
Tasa de Interés	Cero
Plazo para convertir en acciones	Antes de junio 19 de 2002
Conversión	$1.175,05 pesos por acción

En junio 19 de 2002 se convirtieron 9.517.503 en acciones.

El siguiente es el detalle de los bonos no convertidos en acciones, suscritos por los acreedores financieros:

Entidad Tenedora

Fondo de Garantías de Instituciones Financieras – FOGAFIN $1.119,6

La subordinada Proyectos de Infraestructura S. A., Mediante Resolución No. 0277 del 7 de abril de 2000, modificada con la Resolución No.427 de julio de 2001, la Superintendencia de Valores (hoy Superintendencia Financiera) autorizó la segunda emisión de 20.000 bonos (Bonos PISA 1999) a la orden así:

Clase	Bonos ordinarios
Monto autorizado:	$20.000
Monto en circulación:	$12.000
Fecha de emisión:	Octubre 08 de 2001
Valor nominal, en pesos	$1.000.000 c/u
Serie:	B
Plazo de redención:	10 y 7 años
Rendimiento:	IPC+8,5% e IPC+8,3%

El siguiente es un detalle del vencimiento de los bonos colocados en la segunda emisión:

Serie	Monto colocado	Plazo	Modalidad	Vencimiento
B	$ 8.000	10 años	T.V.	Agosto 8 de 2011
B	3.780	10 años	A.V.	Agosto 8 de 2011
B	220	10 años	S.V.	Agosto 8 de 2011
Total	$ 12.000			

Mediante Resolución No. 0637 del 18 de mayo de 2009, la Superintendencia Financiera de Colombia autorizó la emisión de 120.000 bonos a la orden de los cuales se suscribieron 80.000 bonos a la orden discriminados así:

Clase	Bonos ordinarios a la orden
Monto autorizado:	$ 120.000,0
Monto en circulación	$ 80.000,0
Fecha de emisión:	Mayo 20 de 2009
Valor nominal, en pesos	$1.000.000 c/u
Serie:	A10 y A7
Plazo de redención:	10 y 7 años
Rendimiento:	IPC+6,9% e IPC+6,59%

Serie	Monto colocado	Plazo	Modalidad	Vencimiento
A7	$ 22.600,0	7 años	T.V.	Mayo 20 de 2016
A10	7.400,0	10 años	T.V.	Mayo 20 de 2019
Total	$ 80.000,0			

La subordinada Leasing Corficolombiana S. A., al 31 de diciembre y al 30 de junio de 2009, poseía títulos de inversión en circulación de $67.352,0 y $98.186,4, respectivamente.

	Diciembre de 2009	Maduración meses	Junio de 2009	Maduración meses
Emisión 2003	$ 3.718,0	34	$ 4.189,8	34
Emisión 2005	63.634,0	42	93.996,6	42
	$ 67.352,0		$ 98.186,4	
Tasa efectiva	7,85% E.A.		9.22% E.A.	

Relación de montos autorizados, emitidos, amortizados y tasas efectivas a diciembre 31 de 2009

	Autorizados	Emitidos	Amortizado	Tasa Efectiva
Emisión 2003	$ 100.000,0	$ 100.000,0	$ 96.282,0	7,58%
Emisión 2005	300.000,0	264.400,0	200.766,0	7,86%
Total	$ 400.000,0	$ 364.400,0	$ 297.048,0	

La emisión 2003: Inicio su colocación el 25 de noviembre de y su redención total será en el mes de mayo de 2011.

La emisión 2005: inició su colocación el 21 de junio de 2005.La Superintendencia Financiera de Colombia autorizó la ampliación del plazo de colocación un año más, por tanto el proceso de colocación va hasta el 20 de junio de 2009 y se está realizando por colocación directa y/o a través de comisionistas de bolsa y de la casa matriz Corficolombiana.

Las emisiones de bonos no tienen calificación independiente, tienen el respaldo de la calificación de la compañía que actualmente es Doble A+ (AA+).

En el prospecto de colocación de todas las emisiones no se concedió otorgar ni primas ni descuentos. La Compañía no ha otorgado garantías adicionales para el pago de capitales y éstos se harán en efectivo al vencimiento de cada título a quién posea la calidad de tenedor del título.

19. OTROS PASIVOS

	31 de diciembre de 2009	30 de junio de 2009
Obligaciones laborales consolidadas:		
Cesantías consolidadas	$ 5.371,9	$ 2.745,7
Intereses sobre cesantías	487,3	153,9
Vacaciones consolidadas	5.205,0	5.030,6
Otras prestaciones sociales	8.664,2	8.273,5
	$ 19.728,4	$ 16.203,7

Ingresos Anticipados y abonos diferidos

Cuenta	31 de Diciembre de 2009	Abonos	Cargos	30 de Junio de 2009
Intereses	$ 7.0	$ -	$ 201,1	$ 1,8
Comisiones	958,6	254,1	-	763,2
Arrendamientos	42,8	-	54,8	38,8
Otros Ingresos anticipados (1)	40.469,0	-	1.559,5	41.717,9
Utilidad por Venta de Activos	42.210,2	41.973,2	194,4	42,6
Intereses Originados en Procesos de Rest.	306,0	161,0	-	206,7
Otros Abonos Diferidos	206,7	18,2	93,8	94,9
	$ 84.200,3	$ 42.406,3	$ 2.103,6	$ 42.865,9

(1) Corresponde a los dineros recaudados por el INCO, para la realización de obras de alistamiento en los tramos 4 y 5 del sector Bogotá - Puente Real – Villavicencio y el recaudo efectuado por la firma Wackenhut en el Peaje de Uribe.

Otros

	31 de diciembre de 2009	30 de junio de 2009
Créditos por corrección monetaria diferida	$ 16.918,3	$ 17.568,0
Impuesto de renta diferido	37.276,5	35.093,4
Consorcios y uniones temporales	10,1	18,2
Diversos	23.300,2	21.779,8
	$ 77.505,1	$ 74.459,4

20. PASIVOS ESTIMADOS Y PROVISIONES

Obligaciones laborales:		
Cesantías	$ -	$ 229,5
Intereses sobre cesantías	-	24,4
Vacaciones	-	191,6
Prima legal	-	34,7
Prima extralegal	-	155,5
Bonificaciones	1.359,6	851,5
Otras prestaciones	1.058,9	1.993,8
	2.418,5	3.481,0
Impuestos:		
Renta y complementarios	11.944,4	34.067,7
Industria y comercio	2.652,5	2.199,3
Otros	459,1	772,8
	15.056,0	37.039,8
Otros:		
Multas y sanciones Superfinanciera	117,3	17,3
Multas y sanciones litigios, indemnizaciones	1.056,2	336,2
Otros	3.256,8	5.658,4
	$ 4.430,3	$ 6.011,9

21. DEFECTO DEL COSTO DE LA INVERSIÓN SOBRE EL VALOR EN LIBROS

Los valores del defecto del costo de la inversión sobre el valor en libros determinados para la consolidación de los estados financieros de la Matriz y Subordinadas son los siguientes:

	31 de diciembre de 2009			
		Amortizaciones		
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pizano S.A.	$ 26.833,0	$14.962,0	$ 2.146,9	$ 9.724,1

	30 de junio de 2009 Amortizaciones			
	Saldo inicial	Ejercicios anteriores	Del semestre	Saldo por amortizar
Pizano S.A.	$ 26.833,0	$12.815,2	$ 2.146,9	$ 11.870,9

22. CAPITAL SOCIAL

Al 31 de diciembre y 30 junio de 2009 el capital autorizado era de $1.815,0 representado en 181.500.000 acciones de valor nominal $10 pesos cada una.

	31 de diciembre de 2009
El número de acciones en circulación fue:	
No. Acciones Preferenciales	$ 10.772.923
No. Acciones Ordinarias	160.543.030
Total acciones suscritas y pagadas	$ 171.315.953

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

23. RESERVAS

Legal - De acuerdo con disposiciones legales vigentes en Colombia, se debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no distribuidas. También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2009 la reserva legal era de $91.782,7 y $91.035,3 respectivamente.

Estatutarias y Ocasionales

	31 de diciembre de 2009	30 de junio de 2009
A disposición de la Junta Directiva	$ 5.066,8	$ 5.062,9
Para protección de Cartera de Créditos	1.228,5	-
Reserva valoración de inversiones negociables (*)	421.932,4	395.048,3
Para readquisición de acciones	16.980,1	16.980,1
Acciones propias readquiridas (-)	(16.488,6)	(16.488,6)
Reservas estatutarias	4.127,9	2.236,3
Otras reservas a disposición de la asamblea para futuros repartos	152.165,8	151.301,3
	$ 585.012,9	$ 554.140,3

(*) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

24. GANANCIAS NO REALIZADAS EN INVERSIONES DISPONIBLES PARA LA VENTA

	31 de diciembre de 2009	30 de junio de 2009
Títulos participativos:		
Promigas S.A. (a)	$ -	$ 280.412,1
Mineros S.A.	51.719,4	3.106,8
Tablemac S.A. (b)	-	12.317,8
Bolsa de Valores de Colombia	6.774,3	5.199,2
	58.493,7	301.035,9
Títulos de deuda	42.644,5	5.408,6
Títulos Mixtos en Procesos de Titularización	27,2	-
	$ 101.165,4	$ 306.444,5

(a) En el segundo semestre de 2009, la Corporación realizó un ingreso por ganancias no realizadas de Promigas por cambio de bursatilidad por $260.834,8. En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009. Dicha reclasificación origino un efecto neto de ingresos en el estado de resultados por $260.834,8 registrado en el rubro de Ganancia realizada en inversiones disponibles para la venta. Lo anterior se efectuó en cumplimiento de lo establecido en el numeral 6.2 del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. La reclasificación fue informada a la Superintendencia Financiera.

(b) En septiembre 3 de 2009, la Corporación tomo la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

25. CUENTAS CONTINGENTES

	31 de diciembre de 2009	30 de junio de 2009
Acreedoras		
Garantía bancarias	$ 138.620,6	$ 107.370,6
Valores recibidos en operaciones repo y simultaneas	52.482,1	14.718,6
Obligaciones en opciones	208,5	-
Litigios (*)	80.377,8	76.576,2
Otras	71.168,2	48.097,5
	$ 342.857,2	$ 246.762,9

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la matriz, al 31 de diciembre y 30 de junio de 2009 por $45.758,7. Leasing Corficolombiana tiene registrados litigios al 31 de diciembre y 30 de junio de 2009, por $34.619,1 y $30.817,5, respectivamente, la probabilidad de ocurrencias es remota. La labor de los abogados está encaminada a demostrar que Leasing Corficolombiana no es responsable de las demandas, en las cuales se encuentra involucrada, teniendo en cuenta que en los contratos de Leasing existen cláusulas que las exoneran de esta responsabilidad.

	31 de diciembre de 2009	30 de junio de 2009
Deudoras:		
Valores entregados en operaciones repo y simultaneas	$ 1.315.602,1	$ 513.212,4
Intereses cartera de créditos	106,4	102,5
Intereses de leasing financiero	5.080,1	5.163,3
Derechos en opciones	180,0	-
Cánones por recibir	523.587,1	571.548,9
Opciones de compra por recibir	28.773,0	26.858,2
Exceso renta presuntiva líquida ordinaria	154.713,2	149.727,2
Otras contingencias	48.844,8	48.321,1
	$ 2.076.886,7	$ 1.314.933,6

26. CUENTAS DE ORDEN DEUDORAS

	31 de diciembre de 2009	30 de junio de 2009
Bienes y valores entregados en custodia	$ 2687,7	$ 1.796,7
Bienes y valores entregados en garantía	302.084,0	382.680,4
Valorización de bienes recibidos en dación de pago	23.923,6	20.025,8
Remesas y otros efectos enviados al cobro	46.573,6	48.874,2
Cheques negociados impagados	4.991,3	5.235,8
Activos castigados	217.074,8	218.519,6
Títulos de inversión no colocados	50.527,0	50.527,0
Títulos de inversión amortizados bonos	279.121,0	248.079,0

	31 de diciembre de 2009	30 de junio de 2009
Ajuste por inflación activos	155.122,3	155.714,8
Distribución capital suscrito y pagado	1.713,2	1.713,2
Propiedades y equipos totalmente depreciados	20.250,7	21.610,3
Valor fiscal de los activos	4.101.489,1	4.105.316,8
Inversiones negociables en títulos de deuda	969.511,3	320.521,9
Inversiones para mantener hasta el vencimiento	59.527,4	59.724,9
Inversiones disponibles para la venta	932.452,5	833.981,5
Operaciones recíprocas activas	235.897,3	160.696,5
Otras cuentas de orden deudoras	963.351,0	1.229.518,9
	$ 8.366.297,8	$ 7.864.537,3

27. CUENTAS DE ORDEN ACREEDORAS

	31 de diciembre de 2009	30 de junio de 2009
Bienes y valores recibidos en custodia	$ 88.264,2	$ 99.877,5
Bienes y valores recibidos en garantía para futuros créditos	136.922,8	98.705,7
Garantías pendientes de cancelar	29.132,8	28.993,9
Bienes y valores recibidos en garantía admisible	129.683,8	107.441,8
Bienes y valores recibidos en otras garantías	6.296,6	4.144,9
Cobranzas recibidas	1.528,5	1.604,0
Ajustes por inflación al patrimonio	454.766,1	457.779,9
Capitalización por revalorización del patrimonio	346.254,8	342.605,2
Rendimientos inversiones negociables renta fija	133.022,6	67.982,6
Dividendos decretados en inversiones neg. en títulos participativos	98,2	98,2
Valor fiscal de Patrimonio	2.076.323,2	2.076.323,2
Calificación operaciones de leasing	453.636,0	490.035,6
Calificación contratos leasing	1.236,9	1.713,9
Calificación créditos de consumo	1.773,8	1.995,3
Calificación créditos de consumo otras garantías	11,1	11,1
Calificación de cartera comercial garantía idónea	31.406,9	18.477,8
Calificación de cartera comercial otras garantías	109.712,3	29.059,0
Operaciones recíprocas	75.619,7	101.373,1
Otras cuentas de orden acreedoras	45.863,3	169.571,9
	$ 4.121.553,6	$ 4.097.794,6

28. OPERACIONES CON PARTES RELACIONADAS

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	31 de diciembre de 2009	30 de junio de 2009
Disponible:		
Banco de Bogotá S. A.	$ 65.202,2	$ 16.245,
Banco de Occidente S. A.	26.753,2	11.166,7
Inversiones:		
Banco de Occidente S. A.	5.553,7	5.553,7
Cuentas por cobrar:		
Banco de Bogotá S.A:	2,2	151,3
Banco de Occidente S. A.	328,2	334,1
Valorizaciones:		
Banco de Occidente S. A.	4.137,6	-
Cuentas por pagar:		
Banco de Bogotá S. A.	20.622,9	16.808,9
Banco de Occidente S. A.	7.362,4	6.000,8
Ingresos operacionales:		
Banco de Bogotá S. A.	506,6	123,5
Banco de Occidente S. A.	217,5	220,6
Ingresos Dividendos:		
Banco de Occidente S. A	196,3	-
Gastos Intereses:		
Banco de Occidente S. A.	0,4	0.7
Gastos Comisiones:		
Banco de Bogotá S. A.	20,7	14.2
Banco de Occidente S. A.	164,4	149.9
Cuentas de orden deudoras:		
Banco de Bogotá S. A.	65.867,6	16.411,0
Banco de Occidente S. A.	37.461,6	17.205,1
Cuentas de orden acreedoras:		
Banco de Bogotá S. A.	21.129,6	16.932,4
Banco de Occidente S. A.	12.023,7	6.221,4

b. Operaciones con compañías vinculadas del sector financiero

Inversiones Negociables Títulos de deuda:		
Leasing Corficolombiana S. A	$ 1.958,0	$ 859,7
Leasing de Occidente S.A.	1.475,0	4.300,9
Banco Corficolombiana Panamá S.A.	6.809,8	-

	31 de diciembre de 2009	30 de junio de 2009
Inversiones Disponibles Para La Venta En Títulos Participativos:		
Banco Av Villas	218,7	224,1
Banco Corficolombiana Panamá S.A.	12.304,2	12.912,0
Casa de Bolsa Corficolombiana	-	10.557,8
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	12.815,2	-
Leasing Corficolombiana S. A	59.286,5	57.277,0
Leasing de Occidente S.A.	81.063,2	78.733,7
Fiduciaria Corficolombiana S.A.	31.321,8	23.455,1
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Valores de Occidente S.A.	-	2.257,4
Derechos de Recompra Inversiones Negociables:		
Leasing Corficolombiana S. A	1.042,0	2.347,9
Leasing de Occidente S.A.	5.025,0	7.125,6
Derechos Operaciones fw de Compra		
Casa de Bolsa Corficolombiana	-	2.682,5
Fiduciaria Corficolombiana S.A.	-	3.218,0
Derechos Operaciones fw de Venta		
Casa de Bolsa Corficolombiana	-	2.620,1
Fiduciaria Corficolombiana S.A.	-	1.071,6
Obligaciones de Fw compra		
Casa de Bolsa Corficolombiana	-	(2.652,5)
Fiduciaria Corficolombiana S.A.	-	(3.273,0)
Obligaciones de Fw venta		
Casa de Bolsa Corficolombiana	-	(2.682,5)
Fiduciaria Corficolombiana S.A.	-	(1.072,7)
Cuentas por cobrar Intereses		
Leasing de Occidente S.A.	93,9	-
Cuentas por cobrar Comisiones		
Casa de Bolsa Corficolombiana S.A.	-	76.6
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	99,4	-
Fiduciaria Corficolombiana S.A.	28,2	61,2
Leasing Corficolombiana S.A.	183,8	179,7
Cuentas por Cobrar Dividendos		
Fiduciaria de Occidente S.A.	154,8	172.7

	31 de diciembre de 2009	30 de junio de 2009
Cuentas por Cobrar Arrendamientos		
Fiduciaria Corficolombiana S.A.	66,6	-
Leasing Corficolombiana S.A.	7,8	-
Cuentas por Cobrar Diversas		
Banco Corficolombiana Panamá S.A.	19,9	-
Casa de Bolsa Corficolombiana		2,0
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	5,3	-
Leasing Corficolombiana S. A	26,0	2,4
Fiduciaria Corficolombiana S.A.	34,5	-
Gastos Anticipados		
Seguros Alfa S.A.	-	60,8
Cargos Diferidos		
A.T.H. A Toda Hora S.A.	69,5	20,7
Valorizaciones		
Banco Av. Villas	12,9	4,4
Banco Corficolombiana Panamá S.A.	2.209,9	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	94,6	
Leasing Corficolombiana S. A	6.721,3	6.409,4
Leasing de Occidente S.A.	25.156,3	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
Desvalorizaciones		
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Depósitos de Ahorro		
Fiduciaria Corficolombiana S.A.	70,5	1,4
Casa de Bolsa Corficolombiana		8,0
Casa de Bolsa Sociedad Comisionista de Bolsa	6,1	-
Leasing Corficolombiana S. A	549,6	32,7
Leasing de Occidente S.A.	650,4	41.070,8
Fondos Interbancarios		
Banco Corficolombiana Panamá S.A.	3.679,6	-
Compromisos de Transferencia En Operaciones Repo Cerrado		
Leasing Corficolombiana S. A	15.491,5	6.543,8

	31 de diciembre de 2009	30 de junio de 2009
Cuentas Por Pagar-Dividendos		
Banco Popular	3.032,3	2.471,5
Proveedores		
A.T.H. A Toda Hora S.A.	-	14,6
Fidubogota S.A.	1,7	2,9
Leasing de Occidente S.A.	35,9	36,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,0	-
Superávit por Valorizaciones		
Banco Av Villas	12,9	-
Banco Corficolombiana Panamá S.A.	2.209,8	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,6	-
Leasing Corficolombiana S. A	6.721,2	6.409,4
Leasing de Occidente S.A.	25.156,2	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
Superávit por Desvalorizaciones		
Banco Av Villas	-	4,4
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Ingresos Utilidad En Valoración de Inversiones		
Leasing Corficolombiana S. A	121,4	193,8
Leasing de Occidente S.A.	272,1	718,5
Banco Corficolombiana Panamá S.A.	64,1	-
Ingresos Comisiones Y/O Honorarios		
Casa de Bolsa Corficolombiana	-	431,9
Casa de Bolsa Sociedad Comisionista de Bolsa	326,4	-
Leasing Corficolombiana S. A	944,4	934,6
Leasing de Occidente S.A.	-	1,4
Fiduciaria Corficolombiana S.A.	384,6	312,3
Ingresos Utilidad En Valoración de derivados		
Casa de Bolsa Corficolombiana	-	30,0
Casa de Bolsa Sociedad Comisionista de Bolsa	580,3	-
Fiduciaria Corficolombiana S.A.	129,4	-

	31 de diciembre de 2009	30 de junio de 2009
Ingresos Dividendos		
Casa de Bolsa Corficolombiana	-	4.878,3
Leasing Corficolombiana S. A	5.246,0	4.834,6
Fiduciaria Corficolombiana S.A.	7.866,6	3.796,1
Banco Av Villas	2,7	5,4
Leasing de Occidente S.A.	9.921,1	12.059,9
Fiduciaria de Occidente S.A.	464,4	345,4
Ingresos Arrendamientos		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	118,9	113,5
Fiduciaria Corficolombiana S.A.	127,5	65,1
Ingreso- Recuperaciones		
Banco Corficolombiana Panamá S.A.	17,2	-
Fiduciaria Corficolombiana S.A.	49,1	-
Leasing Corficolombiana S.A.	26,2	-
Ingresos - Diversos		
Banco Corficolombiana Panamá S.A.	-	13,8
Casa de Bolsa Corficolombiana	-	11,7
Leasing Corficolombiana S. A	-	15,3
Seguros Alfa S.A.	-	2,9
Fiduciaria Corficolombiana S.A.	-	23,8
Gastos Intereses		
Casa de Bolsa Corficolombiana	-	7,6
Leasing Corficolombiana S. A	195,1	328,7
Leasing de Occidente S.A.	945,8	1.606,5
Fiduciaria Corficolombiana S.A.	12,1	0,3
Banco Corficolombiana Panamá S.A.	4,5	-
Gastos Comisiones		
Casa de Bolsa Corficolombiana	-	68,4
Casa de Bolsa Sociedad Comisionista de Bolsa	88,0	-
Fidubogota S.A.	9,9	12,4
Fiduciaria Corficolombiana S.A.	2,2	2,2
Gastos de Personal		
Seguros de Vida Alfa S.A	30,7	31,4
A.T.H. A Toda Hora S.A.	26,7	-
Perdida en Valoración de derivados		
Casa de Bolsa Corficolombiana	-	62,4
Casa de Bolsa Sociedad Comisionista de Bolsa	552,6	-

	31 de diciembre de 2009	30 de junio de 2009
Fiduciaria Corficolombiana S.A.	714,9	809,3
Gastos Honorarios		
Fidubogota S.A.	-	2,5
Casa de Bolsa Sociedad Comisionista de Bolsa	141,0	-
Gastos Arrendamientos		
Leasing Corficolombiana S. A	105,9	131,9
Leasing de Occidente S.A.	655,9	666,1
Gastos Seguros		
Seguros Alfa S.A.	26,9	12,2
Gastos Mantenimiento y Reparaciones		
A.T.H. A Toda Hora S.A.	-	22,0
Gastos por Amortizaciones		
A.T.H. A Toda Hora S.A.	-	10,1
Cuentas de orden deudoras:		
Banco Corficolombiana Panamá	9.050,3	(562,9)
Banco AvVillas	246,7	228,4
Casa de Bolsa Corficolombiana S.A.	-	11.178,6
Casa de Bolsa Sociedad Comisionista de Bolsa	14.481.0	-
Fiduciaria Corficolombiana S.A.	60.293,5	38.994,9
Fiduciaria Bogotá S.A.	9,9	14,9
Fiduciaria de Occidente S.A.	4.812,2	3,323,5
A.T.H. A Toda Hora S.A.	96,2	52,7
Leasing Corficolombiana S. A.	81.883,3	67.536,7
Leasing de Occidente S.A.	248.478,3	120.168,2
Seguros Alfa S.A.	26,9	73,0
Seguros de Vida alfa S.A.	30,7	31,4
Valores de Occidente S.A.	-	1.537,1
Banco Popular S.A.	94,4	-
Cuentas de orden acreedoras:		
Fiduciaria Corficolombiana S. A.	22.838,8	18.932,9
Fiduciaria Bogotá S.A.	1,7	2,9
Fiduciaria de Occidente S.A.	2.194,4	1.733,3
Casa de Bolsa Corficolombiana S.A.	-	5.796,1
Casa de Bolsa Sociedad Comisionista de Bolsa	1.101,5	-
Leasing Corficolombiana S. A.	29.220,8	19.077,7
Leasing de Occidente S.A.	36.387,1	74.496,7
Valores de Occidente S.A.	-	(720,4)
Banco Corficolombiana Panamá	5.978,1	(547,9)

	31 de diciembre de 2009	30 de junio de 2009
Banco Popular S.A.	3.032,3	2.471,5
Banco AvVillas	15,7	9,7
Seguros Alfa	-	2,9
A Toda Hora	-	14,6

La operaciones recíprocas celebradas con vinculados del sector financiero se encontraban registradas a precios de mercado

c. *Operaciones con compañías vinculadas del sector real*

	31 de diciembre de 2009	30 de junio de 2009
Inversiones Negociables en Títulos de Deuda		
Concesionaria Vial de los Andes	$ -	$ 6.983,6
Inversiones Disponibles para la venta Títulos de Deuda		
Promotora y Comercializadora Turística Santamar S.A.	-	607,5
Inversiones Disponibles para la venta Títulos Participativos		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	20.437,2
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	9.014,2	14,2
Gas Comprimido del Perú	7.949,4	8.341,9
Hoteles Estelar S.A	51.883,5	48.435,3
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	36.853,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.498,6
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	16.666,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31,1	31.1
Tejidos Sintéticos de Colombia S.A.	15.688,9	15.688,9
Provisión Inversiones		
Industrias Lehner S.A.	(2.530,6)	(2.530,6)
Cuentas por cobrar Dividendos		
Estudios Proyectos e Inversiones de los Andes S.A.	5.945,3	-
Hoteles Estelar S.A.	469,2	702,5
Organización Pajonales S.A.	-	2.000,0

	31 de diciembre de 2009	30 de junio de 2009
Cuentas por cobrar Arrendamientos		
Hoteles Estelar S.A.	3,9	7,8
Cuentas por cobrar Honorarios		
Hoteles Estelar S.A.	14,1	-
Industrias Lehner S.A.	14,1	-
Proyectos de Infraestructura S.A	11,3	-
Unipalma	11,3	-
Cuentas por Cobrar Diversas		
Gas Comprimido del Perú	155,3	-
Valora S.A.	0,4	1,0
Valorizaciones		
Colombiana de Licitaciones y Concesiones Ltda.	10.745,0	9.647,7
Concesionaria Vial de los Andes	177,8	139,9
Estudios Proyectos e Inversiones de los Andes S.A.	38.326,5	39.762,8
Hoteles Estelar S.A	91.978,1	87.921,0
Mavalle S.A.	121,3	116,6
Organización Pajonales S.A.	73.847,4	73.861,9
Pizano S.A. En Restructuración	28.920,6	27.781,9
Promotora y Comercializadora Turística Santamar S.A.	1.696,0	2.018,4
Proyectos de Infraestructura S.A.	42.215,4	39.674,4
Unipalma S.A.	31.549,3	17.187,0
Valora S.A.	5.693,2	1.421,3
Tejidos Sintéticos de Colombia S.A.	5.707,2	5.487,8
Valle Bursátiles S.A.	8,9	8,9
Certificados de Depósito a Término		
Colombiana de Licitaciones y Concesiones Ltda.	-	3.659,4
Estudios Proyectos e Inversiones de los Andes S.A.	221,6	17.333,6
Promotora y Comercializadora Turística Santamar S.A.	237,0	230,6
Depósitos De Ahorro		
Colombiana de Licitaciones y Concesiones Ltda.	232,5	179,0
Estudios Proyectos e Inversiones de los Andes S.A.	317,8	58,8
Estudios y Proyectos del Sol S.A.	5,7	-
Valora S.A.	2,3	2,3
Depósitos Especiales		
Colombiana de Licitaciones y Concesiones Ltda.	-	0,3
Valora S.A.	-	0,3
Exigibilidades por Servicios Bancarios		
Industrias Lehner S.A.	-	0,6

	31 de diciembre de 2009	30 de junio de 2009
Cuentas Por Pagar-Intereses		
Colombiana de Licitaciones y Concesiones Ltda.	-	54,7
Estudios Proyectos e Inversiones de los Andes S.A.	1,4	507,0
Promotora y Comercializadora Turística Santamar S.A.	0,4	0,8
Proveedores		
Hoteles Estelar S.A	34,0	1,0
Valora S.A.	-	2,7
Cuentas Por Pagar-Diversas		
Estudios Proyectos e Inversiones de los Andes S.A.	-	160,5
Ingresos Anticipados		
Gas Comprimido del Perú	114,8	-
Ingresos Utilidad en Valoración de Inversiones		
Concesionaria Vial de los Andes	-	557,4
Promotora y Comercializadora Turística Santamar S.A.	51,2	44,4
Ingresos Comisiones y/o Honorarios		
Colombiana de Licitaciones y Concesiones Ltda.	147,4	804,9
Estudios Proyectos e Inversiones de los Andes S. A.	22,4	22,4
Hoteles Estelar S.A	13,5	-
Industrias Lehner S.A.	13,5	-
Organización Pajonales S.A.	13,5	-
Proyectos de Infraestructura S.A.	10,8	570,0
Unipalma S.A.	10,8	-
Tejidos Sintéticos de Colombia S.A.	8,6	-
Ingresos Utilidad en Valoración de Derivados		
Tejidos Sintéticos de Colombia S.A.	-	103,4
Ingresos Dividendos		
Colombiana de Licitaciones y Concesiones Ltda.	2.644,6	932,4
Estudios Proyectos e Inversiones de los Andes S.A.	21.731,1	13.214,8
Hoteles Estelar S.A	4.855,9	4.139,3
Organización Pajonales S.A.	-	2.500,0
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
Unipalma S.A.	1.483,4	1.121,7
Valora S.A.	326,2	284,8
Concesionaria Vial de los Andes	93,7	58,6

	31 de diciembre de 2009	30 de junio de 2009
Ingresos Arrendamientos		
Estudios Proyectos e Inversiones de los Andes S.A.	26,5	26,5
Hoteles Estelar S.A	22,2	22,2
Valora S.A.	-	6,5
Ingresos no Operacionales Recuperaciones		
Valora S.A.	2,6	-
Ingresos – Diversos		
Colombiana de Licitaciones y Concesiones Ltda.	-	6,0
Promotora y Comercializadora Turística Santamar S.A.	-	3.275,4
Valora S.A.	-	1,6
Gastos Intereses		
Colombiana de Licitaciones y Concesiones Ltda.	15,1	548,5
Estudios Proyectos e Inversiones de los Andes S.A.	-	1.054,5
Promotora y Comercializadora Turística Santamar S.A.	6,5	5,7
Estudios y Proyectos del Sol S.A.	0,1	-
Unipalma S.A.	-	23,4
Valora S.A.	-	0,1
Gastos de Personal		
Hoteles Estelar S.A.	4,2	-
Gastos por Provisiones		
Industrias Lehner S.A.	-	2.530,6
Gastos Diversos		
Hoteles Estelar S.A	89,2	44,9
Organización Pajonales S.A.	817,7	-
Valora S.A.	113,7	19,0
Cuentas de orden deudoras:		
Colombiana de Licitaciones y Concesiones Ltda.	4.367,1	1.722,4
Estudios, Proyectos e Inversiones de los Andes S.A.	37.227,6	15.496,5
Hoteles Estelar S. A.	23.474,5	18.618,6
Organización Pajonales S.A.	8.696,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	3.474,1	1.990,6
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	40.407,2	19.337,2

	31 de diciembre de 2009	30 de junio de 2009
Tejidos Sintéticos de Colombia S. A.	1.432,9	1.432,9
Concesionaria Vial de los Andes S.A.	152,3	58,5
Valora S. A.	4.424,5	4.098,3
Cuentas de orden acreedoras:		
Promotora y Comercializadora Turística Santamar S. A.	22,7	15,3
Concesionaria Vial de los Andes S.A.	286,8	286,8

d. ***Operaciones celebradas con miembros de la Junta Directiva y Representantes Legales***

31 de diciembre de 2009

	Junta Directiva	Representantes Legales
Activos	$ -	$ 31,2
Pasivos	279,5	257,3
Ingresos	-	1,0
Gastos	59,2	9,7

30 de junio de 2009

	Junta Directiva	Representantes Legales
Activos	$ -	$ 29,9
Pasivos	272,8	0,4
Ingresos	-	2,1
Gastos	59,2	2,0

e. ***Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2009 $72,394.6***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Venta	$ 74.989,3	$ 76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	85.308,0	88.935,3

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Compra	104.760,6	100.330,3

f. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2009 ($73.641,9)

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2.03%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Compra	$ 233.973,0	$ 231.403,3

29. INGRESOS OPERACIONALES – OTROS

	31 de diciembre de 2009	30 de junio de 2009
Reintegro provisión cuentas por cobrar	$ 3.328,4	$ 2.180,0
Reintegro provisión cartera de créditos	354,1	264,2
Reintegro provisión de operaciones de leasing financiero	6.842,0	6.346,4
Reintegro provisión de operaciones de leasing operativo	6,0	8,8
Componente financiero de leasing financiero	29.380,8	38.039,2
Consorcios o uniones temporales	2.945,3	3.592,6
Cánones de arrendamiento de leasing operativo	484,8	526,3
Utilidad en venta de activos en leasing	13,5	8,5
Sanciones por incumplimientos en contratos	1.052,2	1.451,6
Actividades Inmobiliarias	3.459,4	-
Agricultura y Ganadería	14.349,0	15.979,3
Comercio al por mayor	8.893,6	15.063,8
Construcciones	59.798,6	58.096,0
Hoteles y restaurantes	92.006,0	84.978,9
Industrias manufactureras	134.974,8	140.299,4
Peajes	74.458,2	76.544,2
Pesca	1.009,2	973,5
Transporte y almacenamiento	-	23,9
Misceláneos	-	201,6
	$ 433.355,9	$ 444.578,2

30. GASTOS OPERACIONALES – OTROS

	31 de diciembre de 2009	30 de junio de 2009
Honorarios	$ 7.138,1	$ 7.182,4
Impuestos	12.491,7	23.160,2
Arrendamientos	5.272,3	5.217,7
Contribuciones y afiliaciones	1.790,1	2.694,9
Seguros	5.520,3	4.483,4
Mantenimiento y reparaciones	12.805,0	14.609,6
Adecuaciones e instalaciones oficinas	1.292,9	900,0
Servicios de aseo y vigilancia	2.434,8	2.449,6
Servicios temporales	3.554,0	3.709,8
Publicidad y propaganda	5.385,7	1.755,3
Relaciones públicas	732,4	395,1
Servicios públicos	8.439,3	14.309,4
Procesamiento electrónico de datos	152,1	102,5
Gastos de viaje	1.521,3	1.120,9
Transportes	7.514,6	7.693,4
Útiles y papelería	875,8	965,4
Consorcios o uniones temporales	144,3	107,1
Donaciones	1.001,5	57,8
Pérdida en Venta de Activos en Leasing	1,5	1,4
Costo de Venta de Bienes realizables	137.124,6	134.201,7
Servicios médicos y salud ocupacional	0,6	12,9
Bienestar Social	82,3	25,0
Suscripciones y avisos	216,3	90,6
Portes de Correo	356,3	66,3
Administración de edificios	964,1	265,2
Casino, Restaurante ó Cafetería	477,3	301,1
Atención al Personal	48,7	-
Pólvora y similares	6,5	5,8
Música Ambiental	238,4	96,4
Combustible y Lubricantes	518,4	308,2
Costos de empaque y comercialización	166,6	-
Envases y empaques	174,0	62,9
Asistencia técnica	408,3	151,7
Gastos Legales	1.281,8	284,9
Microfilmación y empaste	261,0	151,5
Servicios de mensajería	406,0	313,7
Servicios conexión y transformación datos Swiff	424,3	381,5
Canales de comunicación transmisión	492,3	398,9
IVA deducible prorrateo	541,6	117,8
Capacitación y Seminarios	251,7	33,7
Misceláneos	12.269,4	11.551,0
	$ 234.778,2	$ 239.736,7

31. OTRAS PROVISIONES

	31 de diciembre de 2009	30 de junio de 2009
Disponible	$ 7,6	$ 103,6
Bienes realizables y recibidos en pago	1.033,3	1.581,9
Otros activos	359,8	53,9
Otras	650,0	466,4
	$ 2.050,7	$ 2.205,8

32. INGRESOS NO OPERACIONALES

	31 de diciembre de 2009	30 de junio de 2009
Utilidad en venta de bienes recibidos en pago	$ 273,0	$ 432,4
Utilidad en venta de propiedades y equipos	5.806,1	1.396,7
Arrendamientos	3.593,2	2.882,3
Recuperaciones :		
Bienes castigados	92,8	949,6
Reintegros de provisión:		
Propiedades y equipos	1,4	1,2
Bienes recibidos en pago	1.173,3	565,7
Inversiones	1.234,8	816,9
Otras provisiones	91,7	1.078,1
Otros activos	29,3	79,5
Otras recuperaciones	4.887,2	3.871,2
Diversos:		
Ingresos bienes recibidos en pago	102,8	82,3
Consorcio Uniones Temporales	4,4	4,0
Otros	8.102,1	16.610,9
	$ 25.392,1	$ 28.766,8

33. RELACIÓN ACTIVOS PONDERADOS POR NIVEL DE RIESGO - PATRIMONIO TÉCNICO

El patrimonio técnico de la Corporación no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias financieras.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 de junio de 2009 la relación de solvencia lograda por la Corporación y sus filiales fue de treinta y cuatro con cuarenta y nueve por ciento (34,49%) y cuarenta y dos punto veintiocho por ciento (42,28%), respectivamente.

34. CONTINGENCIAS

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58,5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que *"(...) el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)"*

Al 31 de diciembre de 2009 en Proyectos de Infraestructura S.A., existen cinco (5) procesos ordinarios de responsabilidad civil extracontractual que se tramitan ante diferentes autoridades judiciales en contra de PISA, cinco (5) procesos de reparación directa por hechos acaecidos durante las etapas de construcción y operación de la vía, así como tres (3) acciones populares.

En los procesos judiciales antes mencionados, en principio, no se advierte que los montos involucrados afectarían la capacidad económica de la compañía.

Por otra parte, en relación con los dieciséis (16) procesos de nulidad y restablecimiento del derecho instaurados por PISA ante el Tribunal Contencioso Administrativo del Valle en contra de las resoluciones dictadas por los Municipios de San Pedro (4), Tulua (7) y Bugalagrande (5), mediante las que se efectuó la liquidación de aforo de impuestos de industria y comercio, así como su complementario de avisos y tableros para diferentes años, es importante anotar que a la fecha tenemos doce (12) sentencias en firme, favorables a los intereses de PISA, correspondientes a los procesos contra el Municipio de Tulua años gravables 1995, 1996, 1998, 2000 y 2001, cuatro (4) proferidas en los procesos contra el Municipio de San Pedro años gravables 1998, 1999, 2001 y 2002, y una (1) correspondiente a los procesos contra el Municipio de Bugalagrande, año gravable 2002, dictadas por el Consejo de Estado; así como dos (2) correspondientes a los procesos contra el Municipio de Bugalagrande, año gravable 1998 y 2001 proferidas por el Tribunal Contencioso Administrativo del Valle del Cauca, las cuales se encuentran en firme debido a que dicho municipio no interpuso recurso de apelación contra las mismas.

Así mismo se está a la espera de la decisión del Consejo de Estado, con respecto a los recursos de apelación interpuestos por los municipios de Tulua (1) y Bugalagrande (1) contra las sentencias de primera instancia en las que se declaró la nulidad de los actos impugnados.

De igual manera cursan ante el Tribunal Contencioso Administrativo del Valle dos (2) procesos de nulidad y restablecimiento del derecho contra los actos administrativos proferidos por el Municipio de San Pedro, en desarrollo de dos (2) procesos administrativos de cobro coactivo de impuestos, iniciados como consecuencia de las resoluciones dictadas por dicho municipio, las cuales ya fueron anuladas en virtud de los procesos mencionados anteriormente ya fallados en segunda instancia.

Es importante recordar que son reiterados los fallos que en distintas instancias judiciales, han reiterado la no obligación por parte de PISA de pagar el impuesto de Industria y Comercio.

El proceso penal iniciado ante la Fiscalía General de la Nación por las presuntas irregularidades cometidas por funcionarios y ex funcionarios del Municipio de San Pedro, en desarrollo de actuaciones administrativas para la liquidación y cobro a PISA de impuestos de industria y comercio y su complementario de avisos y tableros, que durante la etapa de juzgamiento estuvo en el Juzgado Primero Penal del Circuito de Tuluá, actualmente se encuentra en la Sala Penal del Tribunal Superior de Buga, donde se decide el Recurso de Apelación interpuesto por el apoderado de PISA contra la sentencia absolutoria proferida.

No sobra advertir que la sociedad proseguirá adelantando las correspondientes gestiones de defensa en cada caso particular y espera llevar los procesos hasta las últimas instancias correspondientes.

Se considera que existe una probabilidad remota de que se profiera sentencia desfavorable a los intereses de la Sociedad, en cualquiera de los diferentes procesos.

Al 31 de diciembre de 2009, la subordinada Concesiones CCFC S.A. presenta los siguientes procesos:

- Una acción de reparación directa instaurada en contra de la Nación- INVIAS- INCO, que cursa ante el Tribunal Administrativo de Cundinamarca Sección Tercera, cuyas pretensiones ascienden a $392.6 millones. Concesiones CCFC S.A. fue vinculada al proceso como llamada en garantía. El proceso actualmente se encuentra en etapa probatoria.

- Una acción popular en la que se pretende la construcción de andenes en la variante de Facatativa, la cual se encuentra a la espera de fallo de segunda instancia a ser proferido por el Consejo de Estado, en su Sección Tercera. La cuantía de este proceso es indeterminada. La sentencia de primera instancia fue favorable para los intereses de Concesiones CCFC S.A.

- Una acción popular que cursa en primera instancia ante el Juzgado Único Administrativo del Circuito de Facatativa, cuya cuantía es indeterminada, en la cual se pretende la protección del espacio público y medio ambiente en la carrera 1° en el municipio de Facatativá. El proceso se encuentra en etapa probatoria.

- Una querella ante la Fiscalía General de Nación, de cuantía indeterminada, por la supuesta responsabilidad de la Sociedad en las supuestas lesiones personales culposas causadas al patrullero de la Policía de Carreteras, adscrito a la concesión, José Luis García Mendoza, en un accidente de tránsito ocurrido el día 3 de abril de 2008. Se solicitó el archivo del expediente debido a la inasistencia a la audiencia por parte del querellante.

- Un trámite administrativo ambiental de carácter sancionatorio, que está siendo adelantado por la Corporación Autónoma Regional de Cundinamarca- CAR, de cuantía indeterminada, por la presunta violación de lo contemplado en los artículos 102 y 132 del Decreto Ley 2811 de 1974, los cuales señalan que quien pretenda construir obras que ocupen el cauce de una corriente o depósito de agua, deberá solicitar autorización, trámite que se encuentra en etapa probatoria.

Por las contingencias mencionadas, la Compañía no registró ninguna provisión contable teniendo en cuenta la remota posibilidad de condena a la Sociedades.

Al 31 de diciembre de 2009 la Sociedad Parcelación Altos de las Montañas tiene instaurada una demanda contra Valora desde el 7 de abril de 2006, cuyas pretensiones ascienden a $629 millones indexables al IPC. El abogado que lleva el caso ya contestó la demanda y ha conceptuado que la perspectiva de éxito por Valora S. A. es mayor al 50%. El 6 de mayo de 2009 se realizo audiencia de conciliación y no se llego a ningún acuerdo. El proceso continúa su trámite procesal y la siguiente etapa es de pruebas. Desde el 24 de junio de 2009 se contrato a la abogada Gladys Constanza Vargas para que nos represente como apoderada judicial.

Al 31 de diciembre de 2009, Pizano tiene varias contingencias por concepto de algunas demandas laborales, fiscales y legales actualmente en curso.

La gerencia de Pizano considera que, excepto en lo que corresponde a las provisiones establecidas, teniendo en cuenta las circunstancias actuales que rodean cada proceso, no se preveen fallos adversos que puedan afectar significativamente los estados financieros de la compañía.

35. GESTIÓN DE ACTIVOS Y PASIVOS

Al cierre de 31 de diciembre de 2009, la normatividad vigente para la gestión de riesgo de liquidez es la Circular Externa 016 de 2008, la cual modifica el Capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). La metodología para el cálculo del riesgo de liquidez se transforma de la medición del GAP de liquidez a 90 días al cálculo del IRL a 7 días.

A continuación se presentan las principales cuentas que afectan este indicador al cierre del mes de diciembre y junio de 2009, con una maduración de 7 y 30 días:

		31 de diciembre de 2009 7 días		30 de junio de 2009 30 días
Flujo neto de rubros con vencimientos contractuales- Ajustado	$	(692.526,6)	$	(106.211,5)
Flujo neto estimado de rubros nos sujetos a vencimientos contractuales		(39.035,1)		(37.271,5)
Total requerimiento de liquidez neto estimado		(731.561,7)		(143.482,9)
Total activos líquidos Netos		1.349.981,4		861.559,7
Superávit		618.419,7		718.076,7

De acuerdo con la metodología de la Superintendencia Financiera de Colombia, la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007				
Riesgo por módulos				
1- Tasa de interés	$	76.568,9	$	58.089,0
2- Tasa de cambio		2.729,1		807,4
3- Precio de acciones		16.371,3		10.394,6
4- Carteras colectivas		1.543,0		1.560,5
Ver agregado	$	97.212,3	$	70.851,5

36. GOBIERNO CORPORATIVO (NO AUDITADO)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia - La Junta Directiva y la Alta Gerencia determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad.

Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y división de funciones - Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, liquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva - La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura tecnológica - La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la medición de riesgo - La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo - Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos - Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites - Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites - Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes - Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional - La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes áreas de la Corporación como sigue:

Responsabilidad	Área	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva

Responsabilidad	Área	Reporta a:
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Operaciones de Tesorería Gerencia Operaciones de Apoyo	Gerencia de Sistemas y Operaciones Vicepresidencia Ejecutiva

37. REVELACIÓN DE RIESGOS (NO AUDITADO)

Objetivos - Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la toma de riesgos - Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación - El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

Riesgo de mercado -

Posición portafolio pesos - Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta - Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento - Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Posición portafolio dólares - Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas - Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

Límites de pérdidas -

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

Riesgo de liquidez - Para el riesgo de liquidez se utiliza como herramientas las metodologías internas aprobadas por la Junta Directiva y lo definido en la Circular Externa 042 de 2009 de la Superintendencia Financiera Colombia, donde se establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL) y se determina la metodología para el calculo de Indicador de Riesgo de Liquidez (IRL).

La Corporación continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Por otro lado se le hizo seguimiento a las diferentes fuentes de fondeo, se realizó el monitoreo de las principales depositantes de CDTS y cuentas de Ahorro y se evaluó la concentración de vencimientos diarios constractuales de los depósitos y exigibilidades.

Riesgo de crédito - El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

Categorías de riesgo de contraparte - Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1 - Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2 - Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en el capítulo XVIII de la Circular Externa 100 de 1995, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Los futuros realizados a través de la bolsa de valores de Colombia no consumirán cupo de contraparte debido a que cuentan con garantía básica y de variación según el reglamento establecido por esta.

Categoría 3 - Riesgo spot

Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4 - Categoría DVP o compensada

Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

- ***Riesgo operacional***

  Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2009 fueron:

  - Se aplicó metodología de medición de indicadores. A corte Julio de 2009 se presentó informe de evolución a cada Vicepresidencia y actualmente por recomendación del Comité de Riesgo Operacional, se encuentra en desarrollo funcionalidad que incorpora a la medición de los indicadores la variable de ponderación.

  - Se dio continuidad al proceso de capacitación institucional. El avance a corte Diciembre 30 de 2009 es del 77%; decreció el porcentaje respecto al primer semestre debido a novedades de personal.

  - En el segundo semestre se inició proceso de capacitación personalizada a cuatro proveedores críticos.

- En el mes de Noviembre se presentó informe de SARO a la Junta Directiva.

- Con relación a la base de datos de riesgo operacional, a Diciembre 30 la base de datos contaba con 336 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	188
Fallos en los sistemas	82
Prácticas de negocio	44
Otros	22

Proceso	# de registros
Misional	241
Apoyo	78
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	286
Tipo A (Con impacto en PyG)	28
Tipo C (cuasipérdida)	22

Los 28 eventos registrados tipo A, suman $153,6 millones.

- Con relación al Plan de Continuidad de Negocio, se redefinió estrategia de acuerdo con los cambios de estructura y negocio presentados durante el 2009. Para el primer semestre de 2010 está programado realizar dos ejercicios del nuevo plan.

Administración -

Junta Directiva - La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO - Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de crédito - La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité riesgo operacional - Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia ejecutiva - El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de riesgo - El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de riesgo crediticio - El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

Medición - Durante el primer semestre la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $33.722. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por módulos		**VeR**
Tasas de intereses	$	76.568,9
Tasas de cambio		2.729,1
Precio de acciones		16.371,3
Cartera colectivas		1.543,1
Valor en riesgo total	$	97.212,4

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables - La posición al cierre de 31 de diciembre de 2009 fue de $970.699.

Posición neta portafolio negociable - portafolio negociable mas forwards de compra menos forwards de venta $970.699.

Portafolio de inversiones disponible para la venta - Al cierre de 31 de diciembre de 2009 esta posición es de $815.668.

Portafolio de inversiones hasta el vencimiento - A 31 de diciembre de 2009 la posición fue de $101.066.

Swaps de tasa de interés - Al cierre de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de swaps.

Opciones sobre títulos renta fija - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre títulos renta fija.

Posición portafolio dólares

Portafolio de inversiones negociables - Al cierre de diciembre de 2009 la posición es de $58.741.

Posición neta portafolio negociable - portafolio negociable mas forwards de compra menos forwards de venta $58.735.

Portafolio de inversiones disponible para la venta - Al cierre de 31 de diciembre de 2009 esta posición es de $254.766.

Portafolio de inversiones hasta el vencimiento - A 31 de diciembre de 2009 la posición fue de $0.

Posición en divisas – Al cierre de 31 de diciembre de 2009 la posición en USD equivale a US$ 3.944.559 otras monedas G10 USD$134.705 otras monedas latam US$20.024 para una posición total de riesgo en TRM de US$ 4.099.288.

Forwards de divisas - Al cierre de 31 de diciembre de 2009 el valor del portafolio de forwards de divisas equivale a $37.759.

Contratos de futuros OPCF - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de futuros de divisas.

Opciones de divisas - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre Divisas.

Límites de pérdidas -

Riesgo de mercado - PyG diario: El PyG 30 días al cierre de 31 de diciembre de 2009 presenta una utilidad excluyendo gastos operacionales aproximadamente de $1.340.

VeR (valor en riesgo) - El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de 31 de diciembre de 2009 equivale a $(6.066) aproximadamente frente al límite establecido por Junta Directiva de $(7.101,0).

MAT (management action trigger) - Al cierre de junio de 2009 el MAT asciende a $(5.397) aproximadamente frente al límite determinado por Junta Directiva que asciende a $(7.101,0).

Análisis de sensibilidad (stress test)

PORTAFOLIO ($MM)	PERDIDA ESTIMADA EN		
	50 P.B.S.	100 P.B.S.	200 P.B.S.
Negociables en Pesos	5,943	11,887	23,773
Negociables USD	1,032	2,064	4,129
Disponible para la Venta pesos	15,115	30,231	60,461
Disponible para la Venta USD	8,468	16,936	33,871
Al Vencimiento	N.A.	N.A.	N.A.

Valores máximos, mínimos y promedio - El portafolio de la tesorería a diciembre 2009 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Portafolio en pesos			
Inversiones Negociables	970.699,49	121.862,15	375.011,56
Inversiones Disponibles para la Venta	1.125.681,84	270.833,95	618.766,04
Inversiones Hasta el Vencimiento	202.012,30	0,00	97.839,92
Forward Compra Títulos	0,00	0,00	0,00
Forward Venta Títulos	0,00	0,00	0,00
Portafolio en USD			
Inversiones Negociables	196.169,89	124.333,99	166.516,92
Inversiones Disponbles para la Venta	195.722,98	130.441,17	165.788,09
Inversiones Hasta el Vencimiento	0,00	0,00	0,00
Forward Compra Títulos	(46,36)	(2,84)	(20,37)
Forward Venta Títulos	(150,57)	0,00	(40,45)
Derivados			
Forward Compra Divisas	110.981,15	(31.569,82)	8.737,76
Forward Venta Divisas	(143.522,28)	108.130,20	16.065,19
Contratos de Futuros OPCF	(44,04)	0,00	106,79
Swap de Tasa de Interés	328,10	0,00	2.392,41
Opciones de Divisas	142,18	0,00	18,48
Opciones de Títulos	0,00	87,46	9,66

Riesgo de liquidez - Al cierre de Diciembre de 2009, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador Trigger IRL a 1 semana y los indicadores de liquidez de largo plazo (médium Term Funding y Cash Capital Position) que se definen el estado de liquidez de la entidad presentaban un estado de normalidad.

Riesgo de crédito - Durante el segundo semestre de 2009, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

Control - La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office - Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office - Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office - Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

38. CONTROLES DE LEY

Al 31 de diciembre y 30 de junio de 2009 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

39. RIESGO LAVADO DE ACTIVOS

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso de luchar contra las organizaciones criminales, la Corporación, en cumplimiento de las disposiciones de la Superintendencia Financiera de Colombia, adoptó los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo Corficolombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, así como de los segmentos de mercado atendidos; el sistema, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, también considera el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

De acuerdo con las mediciones realizadas durante el año 2009 con base en el SARLAFT, la entidad mantiene niveles de riesgo bajos; no obstante éstos son monitoreados trimestralmente.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados periódicamente por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

Financial Statements

July – December

2009



Corficolombiana

Board of Directors

Main Directors

Luis Carlos Sarmiento Gutiérrez
Carlos Arcesio Paz Bautista
Alejandro Figueroa Jaramillo
Efraín Otero Alvarez
Jose Hernan Rincón Gomez
Guillermo Fernández De Soto
José Leibovich Goldenberg

Deputy Directors

Jose Fernando Isaza Delgado
Jorge Ivan Villegas
Juan Maria Robledo Uribe
Gerardo Silva Castro
Alvaro Jesús Velasquez Cock
Santiago Madriñán De la Torre
Rodrigo Llorente Martínez

STATUTORY AUDITOR

William Alexander Galvis Guzmán
Deloitte & Touche Ltda.

Main Executives of the Corporation
Second semester of 2009

President
José Elías Melo Acosta

Executive Vice President
Alfonso Rodríguez Azuero

Private Bank Vice President
Daniel Humberto Gómez Martínez

Treasury Vice President
Oscar Javier Cantor Holguin

Investment Vice President
Gustavo Antonio Ramírez Galindo

Investment Bank Executive Vice President
Alejandro Sánchez Vaca

Secretary General

Maria Esperanza Mojica Rodríguez

Legal Manager

Marcela Acuña Ramírez

Auditor

Luis Jairo Salinas Clavijo

Operations and Systems Manager

Juan Alfonso Acosta Echeverria

Compliance Officer

Clara Inés Morales Patiño

Report to the Shareholders Assembly

MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2009. The report contains a brief description of the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

ECONOMIC ACTIVITY 2009

The behaviour of economy during the second half of 2009 shows a slight increase with respect to the first half of the year. GIP results for the third quarter of 2009 (3Q09) evidence that economy reached its lowest level by mid 2009. During 3Q09 economy shrank 0.2% with respect to the same quarter of the former year; this is equivalent to a 0.2% growth vs. the second quarter of 2009. This data was on line with Corficolombiana's projection, but was less than the market consensus that expected a slight growth of 0.2% per annum. Consequently, Corficolombiana maintains its growth estimate of 0.0% for 2009 and of 2.0% for 2010, because figures show slow recovery.

With respect to offer, sectors that presented the most negative variations were the manufacture industry (-5.8%) and trade (-4.0%) (Graph 1). Industry has been strongly hit by a global level drop in demand and particularly by the intensification of commercial tensions with Venezuela in the second half of 2009. On the other hand, commerce has been affected by a strong de-acceleration of internal demand and especially, by the collapse of the automotive sector. Nevertheless, DANE retail industry and commerce monthly data, and FEDESARROLLO industrial confidence indexes (ICI) and of commerce (ICCO) present clear recovery signs during the last months of 2009, although at a slow rhythm. Therefore, Corficolombiana considers that reactivation of these sectors shall be gradual and shall not consolidate until the second half of 2010.

Graph 1. Variation of the GIP with respect to offer



2009-II
2009-III
GIP
-0.5%
-0.2%
Financial
1.1%
Social Services
2.2%
0.9%
Energy, gas and water
1.7%
Transportation
-1.2%
-2.9%
Trade/Commerce
-3.9%
-4.0%
Construction
16.8%
13.7%
Industry
-10.2%
-5.8%
Mines and quarries
10.2%
8.8%
Agriculture and cattle
-1.8%
2.0%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Annual Variation

Source: DANE

On the contrary, the most dynamic sectors in the 3rd quarter of 2009 (3Q09) were construction (+13.7%) and mining (+8.8%). Civil works sub-sector leaded construction with a growth of 41%, similar to that of 2Q09. This performance is due to a better execution of national and territorial governments (the latter in particular had shown a weak performance during the first government year in 2008, and thus activities in 2009 had relatively low comparison basis), and the high dynamism of the hydrocarbon sector. On the other hand, the mining sector continued to be one of the economy booster sectors in 2009, and Corficolombiana considers that it shall continue to be in 2010 given the high foreign investment flows that have entered the country for mining-energy investment projects. The agriculture and cattle sector showed a growth of 2.0%, notwithstanding a strong drop in coffee products (-26.0%).

With respect to demand, capital gross formation (-10.7%), importations (-12.5%) and exportations (-10.0%) presented negative variations whilst total consumption (+1.0%) grew slightly.

In spite the marked retrocession in the capital gross formation (investment), it is important to bring out that the participation of this component as percentage of the GIP (25.2%) remains over the average level of 2006 and 2007, the two years with the greatest economic expansion in decades, and is higher to that of most of the countries in the region. Corficolombiana considers that having maintained this level of investment over the GIP is fundamental for the economy to quickly return to growth rates higher than 4%-4.5% (around its potential), possibly in 2011. Inventory variation (-57% a/a) was the main factor behind the weak behaviour of investment. The de-accumulation of inventories cycle, typical of a recession, had accelerated along the year; nevertheless, Corficolombiana considers that a better performance of confidence, production and demand indicators of the last months of 2009 should be the basis for replacement of stock on hand in 2010.

Graph 2 – Contribution to the variation of Capital Gross Formation (Investment)


20%
15%
10%
5%
0%
-5%
-10%
-15%
Variation of Inventories
Gross Formation of fixed capital

Source: DANE, Corficolombiana estimates

The important drop in exportations is mainly explained by a strong reduction in trade with Venezuela, although in the last data of the 4th quarter of 2009 (4Q09), a better performance of traditional exportations is seen (both in volume and in value) and of non-traditional exportations , excluding Venezuela. On the other hand, a strong drop in importations in the 3Q09 was the result of a collapse in global trade and the weak internal demand. Raw materials and intermediate products contributed mostly to this reduction, followed by capital goods and construction material. In opposition to exportations, the most recent data do not show reactivation signs in importations and thus Corficolombiana considers that during all 2009 net exportations had positively contributed to GIP growth.

Finally, the slight growth of total consumption was totally due to a 4.7% increase in governmental expense, because home consumption presented no annual variation. Nevertheless, this null growth positively contrasts with the drop during the first two quarters of the year. Additionally, durable goods consumption is the sub-component that records the highest contraction (-4.9%), as usual during economic recessions; notwithstanding , this data is also positively compared to a 7.4% contraction in 2Q09. These figures and the null growth of consumption portfolio of the financial system (+0.1% nominal per annum up to the first week of December), and the bull trend of the unemployment rate (with no stabilisation signals until present), suggest that the rhythm of consumption recovery shall also be slow and justify stable interest rates during most of 2010.

Although economy continues to show negative variations, the magnitude of the contractions during the first three quarters of the year is very moderate compared to that of other countries in the region where drops in the GIP higher than 2% per annum have occurred. According with the International Monetary Fund, among the biggest economies in the region, only Colombia and Peru will avoid recording a product negative growth in 2009.

Inflation

Inflationary pressures of former years have diminished considerably, resulting in the decrease of inflation observed and a change in the agents' expectations. The strong drop in annual inflation along 2009 (from 7.7% in December 2008 to 2.0% in December 2009), the consequent drop in short and long term inflation expectations and the strong economic de-acceleration, gave way to the monetary authority to reduce its intervention interest rate in 650 pbs from December 2008 and to establish the inflation goal for 2010 in the long term range between 2% and 4%.

Graph 3. Total inflation and without regulated items or food


Total
Without food or regulated items
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09

Source: DANE

The behaviour of prices in Colombia is very similar to the behaviour in most of the countries worldwide. In 2008, the significant increase in total inflation was mainly the product of a strong increase in the price of raw materials (commodities) at global level, especially that of food and oil. This phenomenum showed to be temporary as global economy de-accelerated and the commodities bubble came to an end. In 2009, price dynamics was opposite to that of the immediately previous year : the lowest level in commodities prices with respect to 2008 reflected in total inflations that are near to historical minimums (in some countries, values observed are the lowest ever recorded). According with the IMF, average inflation in advanced countries shall go from 3.4% in 2008 to 0.1% in 2009, and in developing countries it shall decrease from 9.3% to 5.5%.

In Latin America, the inflation in Brazil, Chile andy Mexico went from 5.9%, 7.1% and 6.5%, to 4.3%, -1.4% y 3.6%, respectively. In the Colombian context, the decrease in total inflation was due to a reduction in food inflation and in inflation of regulated goods and services (which prices higly depend on energetic commodities as oil), and a drop in internal demand. Annual variation of food prices in 2009 was -0.32% (vs. 13.2% a year before), whilst that of regulated products was 2.58% (vs. 9.45% a year before) (Graph 5). Particularly, food inflation suffered an additional impact due to an excess offer of goods that were sold before in the Venezuelan market, but that are no more exported as a result of political tension with that country. In opposition, annual inflation without foods or regulated products (with a 61,5% participation in the IPC (Consumer Index Prices) showed at more moderate drop and located in 3.2%, compared with 4.0% a year before.

Graph 4. Inflation by type of expense


Regulated
Marketable
Non Marketable
Food
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09

Source: Banco de la República (Central Bank)

With these sceneries of very low annual inflation (influenced by foods and regulated products), of anchored inflationary expectations and with absence of important inflationary pressures for 2010, Corficolombiana estimates that Banco de la República shall maintain stable its intervention rate in 3.5% during the first three quarters of 2010.

For the last quarter of 2010, Corficolombiana forecasts that the Central Bank shall make a slight increase in its interest rate that could reach up to 4.25%. It is important to note that these increases shall not result in a restrictive monetary policy in 2010, but in the beginning of the normalisation of its monetary position. In this scenery, Corficolombiana estimates that in 2010 inflation shall be of 3.5%, with some temporary increases during the year, consequence of food behaviour.

Balance of Payments

In the third quarter of 2009 the current account recorded a deficit of US$1.433 million (2.2% of the GIP) with a positive variation of US$217 million vs. the same quarter of 2008. This deficit is explained mainly by a negative flow in factors revenue of US$2.315 million. On the other hand, the balance of current transferences presented a surplus of US$1.051 million with a negative variation of US$425 million vs. the same quarter of 2008.

Graph 5 . Current Account as % of the GIP


-1.0%
-1.5%
-2.0%
-2.5%
-3.0%
-3.5%

Source: Banco de la República

The account and financial account presented a surplus of US$2.861 million during the third quarter of the year, 12% less than that recorded in the same quarter of 2008. Long term financial flows presented a surplus, with the income of foreign investment (direct and of portfolio) in levels of US$3.266 million; this has been the main item financing the current account deficit in the last years. Notwithstanding, in the third quarter of 2009 there was a reduction in direct foreign investment flows, affected most parts of the region due to the world credit restriction. This drop was compensated by an increase in the portfolio investment, that was benefited by the return of the investment risk apetite and the effect of the elimination of capital control by the Central Bank, Banco de la República in 2008. Short term financial flows presented a deficit of USD 2.936 million, higher than that recorded in the same quarter of 2008.

Graph 6 Foreign Investment in Colombia



Total investment
IED
Portfolio
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
3266
1997
1269

Source: Banco de la República

As a consequence of the foregoing, Corficolombiana considers that the Colombian external sector could present some level of vulnerability in 2010 due to the persistent deficit of de current account and a slow recovery of direct foreign investment flows at global level, influenced by the yet fragile status of world economy. Nevertheless, vulnerability level shall remain low as long as constant foreign investment flows in the oil sector continue.

Financial System

Economic de-acceleration experimented since 2008 has de-stimulated demand for credit, increased risk perception by credit offerers and generated deterioration in the quality of the financial system portfolio; contraction in the activity of the main economic sectors constituted a vicious circle that has generated greater unemployment and less internal demand. In this sense, the perception of a drop in the permanent home income has converged in an increase in a marginal trend to make savings and a reduction in consumption credit demand. On the other hand, inventory accumulation has been one of the factors with greater influence on the de-acceleration of the demand of companies for commercial credit.

In November the financial system loan portfolio grew at a 0.6% annual rate locating itself in 131 billion pesos[1]. This behaviour, together with yet high levels of growth in provisions (annual 18%, similar to the average of the last 5 years), has reflected in a decrease in the growth rhythm of system profits. Notwithstanding, thanks to the equity stregnthening of the financial system during the last two years, solvency levels remain significantly over the minimum level required of 9%, allowing the system to continue provisioning of the portfolio. Last figures available show that the average solvency level reached 14.7% in November.

[1] Including mortgage securitisations with a balance as of November amounted to 4.8 billion pesos.

Observing the portfolio behaviour by type it is possible to observe a significant de-acceleration in commercial and consumption portfolios. Whilst the first one dropped 1.2% in November in annual terms, the second grew at a 1.1% rate, levels significantly lower than those obtained In the same period of the former year (22.4% and 13.4%, respectively). Although corporate debt issuings different to the financial sector, for 9.1 billion pesos complemented the real sector financing in 2009, this amount does not compensate the growth the total portfolio should have had during the first 11 months of 2009 (an average of 15.4 billion pesos during the last three years, vs. 11 billion pesos in 2009, including corporate issuings).


Evolution of the financial system portfolio
– annual behaviour
25%
20%
15%
10%
5%
0%
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09

Source: Superfinanciera (Superintendence of Finance)

Table 1
Behaviour of the Financial System Portfolio – billion pesos

Type	nov-08		nov-09	
	Amount	Annual behaviour	Amount	Annual behaviour
Total Portfolio	130.7	18.6%	137.7	0.6%
Total* Due Portfolio	5.7	53.4%	6.1	6.6%
Provisions	6.4	36.9%	7.2	17.7%
Punishments	5.8	38.2%	7.6	29.9%

Source: Superfinanciera
*Includes mortgage securitisations

The important portfolio de-acceleration and reduction of interest rates have generated a lower growth rythm of revenues of the financial system.In November, revenues were of 21.8 billion pesos, growinf at an annual rate of 1.5%l, significantly lower than the 37.8% rate recorded in the same period of 2008 and to the average growth rate of 22.5% during the last year.

Growth of deposits balance also de-accelerated significantly during 2009. In November they grew at an annual rate of 9.8% vs. 14.2% in 2008 and at an average of 14.9% along 2009. This behaviour has been mainly associated to the capture of CDTs (Term Deposit Certificates) that had a lower growth of 3.8% per annum (after growing 30.4% in 2008) and with an average participation on total deposits of the system of 40% along 2009. Reduction in interest rates along the year reflected in a decrease in the agents' apetite for taking resources to the system, especially on credit.

Reduction in capture interest rates and de-acceleration of deposits reflected in a drop in expense for interest. This decrease was not sufficient to limit the drop in the Net Financial Margin (MFN)[2] due to the important growth that provisions still presented. In November, the financial system MFN was in 3.3 billion pesos, after dropping 17.4% vs. the same period in 2008. Notwithstanding, the MFN as a proportion of revenues was 15.1%, slighty under the level reached in average during the last year (16.6%), evidencing that the system still remains solid.

Nevertheless, Corficolombiana considers that this trend could revert in 2010 due to better dynamics of portfolios. Although the slow recovery of the labour market shall not allow a significant growth of the consumption portfolio, Corficolombiana estimates that the greater dynamism of the economic activity in 2010 shall favour the evolution of the commercial and mortgage portfolios along the year. In the first place, recovery of the economic activity shall be reflected in an increase of investment and a de-accumulation of inventories. This on its turn shall result in greater demand of companies for commercial credit/loans. In the second place, Corficolombiana expects a recovery in the building sector that together with low interest rates along 2010 shall generate a higher demand for mortgage loans.

With respect to liabilities, low real interest rates along 2010 shall not only de-encourage an increase in the demand for CDTs (Term Deposit Certificates) but shall reflect in a lower expense for interest. On the other hand, the apetite for liquid deposits in the presence of the slow recovery of economy shall make savings accounts more attractive (and in a lower degree current accounts). This substitution in the demand for deposits may bring with it liquidity risks for financial institutions; notwithstanding, equity fortyfing of the system during the last years shall allow banks to have greater capacity to assume these risks without significantly affecting their profitability.

Finally, investments of the financial system in 2010 could constitute themselves in a downward risk for their profits if we take into account that most of the profitability generated in 2009 was the consequence of the good performance of fixed rate investments. In the presence of a drop in the demand by the agents for credit and the increase in credit risk policies associated to the portfolio, the financial system increased its participation in fixed income investments and benefited from important valorisations along 2009. The greater growth of the portfolio in 2010 and the upward behaviour of local interest rates during the second half of 2010 shall generate a slight decrease in the participation of fixed rate investments and in profits obtained by the system through them. Under this scenery, in Corficolombiana we expect that the financial sector grows in 2010 at a real rate of 3% per annum, below the growth estimated for 2009 (4.5%).

---

[2] Calculated as the difference between income (interest and moratory/delay) and expense for interest and provisions (investments, portfolio and leasing) per annum.

MAIN FIGURES OF THE CORPORATION

General Balance

As of the closing of 2009, the asset balance was $5.915.429 million that represent an increase of 49% vs. the figure of June, 2009 and an annual growth of 72%. The most representative item is that of investment with $4.803.172 million that represent 81% of total assets and grow 56% vs. the former year. Within investments, $2.604.074 million correspond to variable income investments including valorisations and $2.199.098 million to fixed rate investments.

As of December 31, 2009 liabilities of the Corporation amounted $3.408.389 million, growing 86% vs. The first semester of 2009 and 130% vs. the closing of 2008, mainly due to an increase in deposits ($250.000 million) and purchased inter bank funds and repos and passive simultaneous ($1.6 billones). Behaviour of liabilities with cost during the year shows greater growth in long term deposits and an important decrease in the capture rate of 548 basic points.

The Corporation equity as of December 31, 2009 was $2.507.040 million, higher in 17% vs. that of June 30, 2009 and 29% to the value as of the closing of the former year. This variation is basically explained by increases in reserves, net valorisations, profit of the period and non realised decrease in profits in investments available for sale. The equity level of the Corporation places it in the fourth place within the whole financial system, after the equity of the banks Bancolombia, Banco de Bogotá and Davivienda.

As of the closing of 2009 solvency report if 37.64%, consequence of a technical equity of $1.447.893 million and ponderate assets by level of risk of $ 3.846.494 million.

Losses and Profits

The Corporation obtained in 2009 a net profit of $658.362 million, occupying the third place in the financial system. Of total profits, $138.266 million were generated in the first half and $520.096 million in the second half. The most important item within the status of results of the Corporation is that of valuation of investments in participative securities; it is also important to stand out income for dividends and the excellent behaviour of the financial margin that recorded historical results in the accumulated of the year. Also important that at present nearly all profits of the Corporation are generated by the operation of its investment and financial businesses, reflecting the strengthening of its productive assets.

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399
Jun-08	97,312
Dec-08	127,466
Jun-09	138,266
Dec-09	520,096

Amounts in million Pesos

In 2009 the net operating result was of $652.227 million of which $131.953 million were recorded in the first half and $520.268 in the second. Net operating result was originated by valuation of investments, valuation of derivatives, dividends, trading and commissions.

DATE	NET OPERATING RESULT
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429
Jun-08	61,826
Dec-08	118,459
Jun-09	131,959
Dec-09	520,268

Amounts in million Pesos

The business of investments in participative securities generated gross revenues of $666.787 million in 2009, $469.274 million correspond to valuation of investments (Promigas, Empresa de Energía de Bogotá, Gas Natural and Tablemac) and $196.499 to dividends.

The investment banking area participated in the net operating result with revenues for $8.292 million, duplicating the result of the former year.

With respect to the financial business, it reached a historical result of $70.784 million of financial margin, 86% higher than that recorded in 2008. The Treasury business that includes valuation of the portfolio, valuation of derivatives, trading and foreign exchange market, generated gross revenues of $169.880 million, greater in 8% to the previous period and presented a decrease in the financial expense of 16%, in spite of increasing the liabilities average with cost in 25%, that reflects the effort made to decrease the interest average rate.

The private banking area generated commissions for a value of $5.064 million in 2009, growing 19% vs. the result of 2008.

In 2009 expenditures/disbursements were recorded on account of personnel and general expenses for $50.810 million, 4% growth in nominal terms vs. 2008, notwithstanding incurring in some extraordinary expenses in 2009. It is important to mention that administrative expenses are covered in 165% by revenues different from dividends.

INVESTMENT BUSINESS

Capital Investments

The Corporation successfully continued with the implementation of the strategy defined in 2008 for its variable income portfolio. This strategy has two main elements:

- Maximisation of the yield of present investments obtaining a retorno on invested capital of 10%.
- Generation of value for portfolio rotation, selling investments at adequate prices or making new profitable investments in sectors considered of priority considerados prioritarios (mainly infrastructure, energy and gas, hotels and agroindustry).

In the following tables variable income portfolio revenue of the Corporation appear, divided in its main items, and portfolio profitability during the last three years:

Table 1. Income Investments

ITEM	2007	2008	2009
Dividends	136.786	206.318	196.499
Valuation	3.824	5.022	469.274
Profit in Stock Sale	10.458	23.373	16
Commissions and Other	4.392	1.779	998
Difference in exchange	10.591	-	-
Total Income	**166.051**	**236.493**	**666.787**

Source:CFC Inversiones

Table 2. Profitability of Portfolio

	2007	2008	2009
Income for Dividends	136.786	206.318	196.499
Portfolio Total Value	1.871.939	2.010.293	2.568.929
Profitability of Portfolio*	7.9%	10.6%	8.6%

Source:CFC Inversiones
*Portfolio profitability is given by the following formula: (Dividends / Portoflio Annual Average)

As observed, income generated by the portfolio maintain a positive trend thanks to the continuous work in strengthening competitiveness of the companies that compose the portfolio, mainly in investments where they have control. Efforts have focussed in applying policies to enhance efficiency and optimise resources, regulate productions according with the evolution of the demand, re-programming extension and modernisation plans, and the termination of business lines that do not generate value in the companies.

During this period portfolio companies have generated good results, most of them complying with their semestral budget and generating profits for their stockholders.

On the other hand, during the second half of 2009 several initiatives the management was developing for more than one year to rotate and give value to the portfolio began to operate. Thus, the following initiatives named in former reports began to operate:

- Take advantage of the development of infrastructure projects through important and profitable investments.
- Take advantage of the investment potential of the portfolio companies to grow and generate value.
- Take advantage of the Colombian stock market boom to realise the value of the portfolio investments that call out in the Colombian Stock Exchange.

Investment Portfolio

As of December 2009 the investment portfolio of the Corporation had participation in 66 companies and one Private Capital Fund. This portfolio is characterised by a diversified sector composition, with stable dividend generation capacity and growth and value realisation opportunities. Its value on books amounts to Cop$ 2,56 billion, divided in sectors as shown in the next graph.

Investments in infrastructure, energy and gas, hotels and agroindustry sectors amount the sum of Cop$ 2,09 billion, that represents 91% of investments in the real sector.

Graph 1. CFC Investments Composition by Sector


Concesions
9%
Agroindustrial
9%
Hotels
6%
Real Estate
2%
Industrial
1%
Other
4%
Gas
30%
Energy
16%
Fuels
12%
Financial
11%
Total Dic
2009= $2.56
billion

Source:CFC Investments

Portfolio Composition

Control Situation

As of December 2009, the Corporation had control over eleven real sector companies, among which are the following: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano, Unipalma, Valora, Concecol, Tesicol, Gas Comprimido del Perú, Promotora Turística Santamar. In the financial system, the Corporation controls its three subsidiaries: Fiduciaria and Leasing CFC, and Banco CFC Panamá.

Companies Registered in the Stock Exchange

As of December 2009, eight of the real sector companies that compose the portfolio are registered in the Stock Exchange of Colombia and represent 57% of the value in books of the portfolio. Their rating according with their marketability level appears in the following table.

Table 3. Rating according with Marketability (Dec 2009)

Rating by marketability	Share	Valorisation 2nd half of 2009
HIGH	BVC	9%
	Tablemac	8%
MEDIUM	EEB	70%
	Mineros	91%
LOW	Promigas	-8%
	Gas natural	11%
	SIE	-10%
	Banco de Occidente	73%

Fuente: CFC Inversiones

The portfolio companies that call out in the Stock Exchange had a good performance during the second half of 2009. With a valorisation of the IGBC (Colombia Stock Exchange General Index) of 17.43% during this period, we consider important to stand out the following investments:

The share of Mineros S.A. had an important valorisation due to the rise in gold price in international markets. During the second semester of 2009, gold price rose from US$ 925/troy oz, to US$ 1.095 /troy oz. The price of the share increased 91% in the period analysed.

In October 2009, Grupo Endesa sold its participation of 7.2% in Empresa de Energía de Bogotá at a price of Cop$ 77.060 per share. From that operation, the share has acquired greater marketability and valorisation, closing the year at Cop$119.000 per share.

Finally, the behaviour of the Promigas share price is explained by the split of Proenergia Internacional in July 2009.

Income Generated by the Portfolio

Income for valuation of investments of Corficolombiana was of Cop$ 445.000 million. This is due mainly to income generated by the change in marketability of Promigas (Cop$ 260.000 million) and of Empresa de Energía de Bogotá (Cop$ 170.000 million).

Income for dividends in the second half of 2009 was of Cop$ 76.2 billion. As it appears in the following table, four real sector companies and investments in the financial sector generated 83% of the dividends received during the first half of the year.

Table 4. Income for Dividends (II Semester 2009)

COMPANY	DIVIDENDS RECEIVED (in billion pesos)	PERCENTAGE OF TOTAL INCOME (%)
EPIANDES	21.731	29
PISA	21.070	28
HOTELES ESTELAR	4.856	6
CONCECOL	2.645	3
FINANCIERAS	13.113	17
TOTAL	**76.229**	100

Source: CFC Inversiones

Management in the second half of 2009

Following is a summary of our investment purchase, sale and management actions between July and December 2009.

Estudios y Proyectos del Sol S.A.

EPISOL S.A. is an investment vehicle of Corficolombiana to participate in the Ruta del Sol bid, that is part of the highway plan for national government competitiveness. Episol (33%) together with Construtora Norberto Odebrecht (25%), Odebrecht Investimentos en Infra-estrutura (37%) and CSS Constructores (5%), submitted an offer for Sector 2 of the Ruta del Sol project, that was awarded on December 15, 2009.

Sector 2 of Ruta del Sol includes the section between Puerto Salgar (Cundinamarca) and San Roque (Cesar) with a length of 528 km where rehabilitation and maintenance works for the existing highway shall take place, and the construction of a second double traffic lane. Investment required for developing this project is $2.5 billion pesos.

Concesionaria Vial de los Andes S.A.

In the second half of 2009 negotiation with Instituto Nacional de Concesiones (INCO) came to an end for the development of the Double Traffic Lane Bogotá–Villavicencio project that shall increase road capacity and reduce travel distance. Works include the construction, operation and maintenance of 45.5 kilometers of new road; the construction of 19 tunnels 14.6 kilometers long, 23 bridges and viaducts 4 kilometers long and surface road 9 kilometers long, among others, with a value of COP $1.8 billion pesos of 2008 beginning in 2010 and up to 2017.

The Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público (MHCP) at Conpes (Consejo Nacional de Política Económica y Social – National Council of Economic and Social Policy) 3612 of September 21, 2009 issued favourable opinion for the addition and extension of the Concesion Contract, and on January 17, 2010 at the CONFIS meeting, the appropriation of INCO's future budgets for the development of the project was approved. The contract was executed on January 22, 2010.

Hoteles Estelar

Hoteles Estelar increased its hotel capacity during the second half of 2009 with the operation agreement for 46 rooms of Hotel El Cable in Manizales city. This hotel opened on October 16 and investment works amounted COP $ 6.500MM. Nevertheless, Estelar had no direct investment in the project. Strategically located in the "zona rosa" (hotels, restaurants and bar area) of Manizales, a sector with the best shopping malls, offices and restaurants of the city, this hotel was created and designed bearing in mind the needs of those visiting as tourists or business people. The building shows a new contemporary architecture concept, with high quality and technology of very modern hotels.

Colombiana de Concesiones y Licitaciones LTDA

Colombiana de Concesiones y Licitaciones LTDA is a holding company that has an investment diversified portfolio. On December 23, 2009 Concecol LTDA acquired a Gas Plant with a value of $35.574 MM; Concecol Ltda expects to receive profits for at least $5.072 MM in 2010. This plant is located North of Neiva, at Dina field and shall begin operating in January 2010.

PISA

PISA is the company managing and operating the Buga-Tuluá-La Paila-La Victoria road. In the second half of 2009 it carried out approximately 10% (reaching 43% of the total execution) of the La Paila-La Victoria job with an approximate value of $140.000 MM. This job has been executed with resources from a second bond issue made on May 2009 for $80.000 MM. Additionally in 2009, the concession serviced the Tulua and Bugalagrande roads. These works shall complete an extension of 80 kilometers of roads in the Valle del Cauca department.

Gas Comprimido del Perú S.A. (GASCOP)

During the second semester, GASCOP (company set up in Lima on April 2009 with the purpose of developing a pilot project for natural gas distribution in the North of Peru) progressed in setting up the operation in order to begin operations in the first half of 2010. Thus, they ensured financing to make the necessary investments, acquired equipment, reached agreements with service stations and made designs for the construction of the main station and the subsidiary stations.

Casa de Bolsa S.A.

On October 23, 2010 Grupo Aval (Valores del Bogotá, Valores del Popular, Valores de Occidente y Casa de Bolsa Corficolombiana) stock agents merged in order to create a more solid stock agency, Casa de Bolsa S.A. After the merger, Corficolombiana remained with a participation of 38.95% in the new company, but with the purpose of obtaining for Grupo Aval a significant participation in the stock exchange business.

Colombina S.A.

On December 9, 2009 Colombina S.A. re-acquired 32.683.321 shares owned by Corficolombiana S.A. The purchase price was $1.744 per share for a total of $56.999.711.824.00.

Investment Banking

Given the quick change in the market situation, product diversification allowed the Investment Banking unit of the Corporation to maintain a high execution level along the year. Thus, business evolution of Investment Banking was very near to the economic environment and financial markets. In 2009 the activity concentrated mainly in corporate finance counseling and financing activities, especially in the Capital Market. During all the year market liquidity conditions changed significantly, increasing the apetite for fixed rate assets in the capital market and banking credit. As usual in Investment Banking activities, this change in market conditions also alters the area business approach. Thus, during the year, the market environment opened financing and development financing possibilities for new projects that allowed the consolidation of Corficolombiana as leader in financial counselling in the local market.

In the Capital Market the Corporation continues to be one of the important actors in the structuring and placement of fixed rate instruments, together with some of the main market issuers in significant and important transactions for the size and development of the national market.

Also, during the year elapsed, the Corporation has continued to lead the structuring and distribution of syndicated loan operations in the banking market. In this segment integration and joint work with banks of the Aval Group has been possible.

On the other hand, the Investment Banking area has continued to support the Economic Research area as the base tool for the identification, evaluation and execution of different transactions that are in the materialisation process. Finally, this area continues to develop new analysis and opinion tools through market research reports and action analysis, forums and its participation in the national economic debate.

FINANCIAL BUSINESS

Treasury

During the second half of 2009, a recovery of global economic indicators was evidenced that generated optimism in the financial and a marked valorisation of risk assets as stock, emergent bonds and commodities.

In the local environment, Banco de la República continued with an expansive monetary policy lowering interest rates 100 basic points from 4.5% in June 2009 to 3.5% as of December 2009 completing a decrease of 600 basic points in the year. On the other hand, as of the closing of 2009 it granted additional liquidity to the market for a value of US$ 3 billion through the purchase of TES. The adequate reading of these policies and of markets behaviour (counter-cyclical in fixed revenue) allowed the treasury to generate operative profits historically high in 2009, for the sum of $ 70.784 million, maintaining prudence in risk management.

In the second half of 2009 opportunities in fixed income markets remained due to the situation of rate reduction in dollars and pesos, derived from expansion policies by central banks to face the global crisis that began in the third quarter of 2008.

Corficolombiana consolidated as one of the leader participants in the public debt local market being present within the Creadores de Mercado del Ministerio de Hacienda y Crédito Público scheme Market Creators of the Ministry of Finance and Public Credit), occupying the 4th place within the general ranking as of December 2009, with a 5.27% participation of the primary market and of 8.04% of the secondary market (SEN).

As of the closing of the second semester of 2009, the fixed rate investment portfolio of the Corporación amounted $2.199.098 million with a 64.3% growth vs. the first half of 2009; New securities were added in the portfolio, mainly of fixed rate, in order to obtain valorisations during 2010.

In the foreign currency market, Corficolombiana continues to have an important presence both with local and international customers that operate in the Colombian market. As of the closing of 2009 the derivatives peso-dollar portfolio amounted to USD $ 2.284 million, increasing the 19.14% during the second semester of the year thus maintaining its positive dynamics. The Corporation had a 6.67% participation in the peso-dollar derivatives market until November 2009.

In the spot peso-dollar market the participation of the Corporation as of December 2009 was of 14.98%, thus maintaining its leadership in this market and taking advantage of high volatilities in this period. This result consolidated the Corporation as the second institution with the greater presence in the spot market in Colombia.

With respect to the operations in other international markets as trading in G10 currencies and Latinamerican currencies, it is important to stand out its contribution to the generation of income during that period.

In the second half of 2009 Corficolombiana continued to capitalise investment in securities opportunities denominated in foreign currency, generating attractive return rates incorporating exchange coverings, contributing to the general profitability of the treasury portfolio.

These profitabilities were the result of interest generation, valorisation of bonds in foreign currency and the adjustment in the devaluation curve vs. the level at which said coverings were agreed. Additionally, covering operations through the sale and purchase of peso-dollar options for clients of the real and institutional sector generated excellent results during this period.

On the other hand, as a strategy in the funding issue, since the last months of 2008 the maturing term of CDTs (Term Deposit Certificates) was reduced with the purpose of giving a new price to those funds at a lower rate in a short term, taking into account that Banco de la República (the Central Bank) began in December 2008 with an expansive monetary policy. Therefore, as of December 2009, the CDT capture rate decreased in 548 basic points on line with the reduction in the DTF and the Banco de la Republica intervention rate.

The aforementioned allowed generating, additional to the management of the investment portfolio, a greater profitability due to the decrease in the funding cost.

Private Banking

This business unit managed resources for the Corporation and its financial Subsidiaries for an amount of $747.000 million, with a growth of 3.75% for the second half of the year. This behaviour, lower than the first semester of the year was influenced by an acute reduction in interest rates by the monetary authority to encourage economic growth and exit recession of the former semesters.

Persistence in the strategy to involve new clients, allowed that deposits captured for the Corporation through term deposit certificates grew during the second half 3% with a balance as of December 31st of $334.722.188 million. In the same way and consequently with the decrease in market rates, as of the closing of December, the capture average rate was 4.98%, a decrease of 271 basic points vs. June 2009 and of 495 basic points vs. December 2008; for the same periods, the mobile average DTF rate 180 days presented a drop of 209 basic points and 454 basic points respectively.

Deposits managed for our subsidiary Leasing Corficolombiana raised to $233.039 million with a semestral growth of 7.0% also, and when our subsidiary obtained an AAA risk rating this growth came together with a significant reduction in the capture cost, thus the company maintaining one of the lowest resource costs within the specialised companies of the sector.

Behaviour for the second half of the year in resources managed for the investment portfolios of our subsidiary Fiduciaria Corficolombiana, opposed to the great dynamics of the first semester; at the end of December balances vs June presented a reduction of 5%, originated mostly by the high volatility and drop in profitability presented by returns/repayments of investment portfolios of the fiduciary system in general terms. Comparing the closing balance as of December 2009, $117.099 million with resources administered as of December 2008, an annual growth of 40% was observed.

Operations made for Casa de Bolsa presented great dynamics, the development of new products and the consolidation of strategies allowed the generation for Casa de Bolsa of commissions for an amount of $1.006 million, an amount higher in 20% to the value of commissions recorded in the first half of the year and 67% more than those generated in the second half of the former year. Good growth was supported in the more and more consolidated management activity of the third parties portfolio, dynamics presented by the stock market and taking of investors' profits in public debt bills originated in the attractive valorisation recorded by these bills along the semester.

MARKETING COMMERCIAL ACTIVITY

Positioning and Communications

During 2009 a positioning strategy was developed focussed in showing the Corporación as a strategic solid investor; with this purpose, and taking advantage of the 50 years of existence of our company, we designed and implemented several strategies:

In order to stand out investments and projects representative of the Corporación in its 50 years of existence we planned, designed and published the book "Huellas del Futuro" ("Tracks of the Future") with a focus on a high visual content that was distributed in December to employees, clients, suppliers and other related persons.

With the purpose of positioning the Corporación and its economic research are as opinion generators, we designed a chronogram to participate In the main economic forums and of infrastructure of the country, promoting first level international lecturers and the intervention of Corficolombiana officials. As a complement to the academic issue, we developed a marketing plan supported with technologic innovations and focussed in the strenghthening of the image of Corficolombiana as a solid investor.

Market Resarch

During the second half of the year a thorough job was made with Private Bank customers to determine purchase habits, behaviours, inclinations and preferences. Results will allow the design and elaboration of new options of commercial management with our customers.

Relational Marketing

Loyalty programs were developed for Private Bank and Treasury and the financial subsidiaries.

In the second semester the functional model for the CRM Project was designed and developed, in all aspects related to the unification of data bases and sales management; this project shall begin operating in the first half of 2010.

Electronic Channels

The new designs of web sites for the Corporation and its Subsidiaries were defined and functional tools for sending mails to customers and users of the financial web site were developed.

With respect to the mobile web site, Monitor Móvil consolidated its presence in the market and optimised functionality for loading information.

Products

In Leasing Corficolombiana the product Leasing Operativo (Technoleasing) was implemented and the Corporación received support for the follow-up of products and general services.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the second half of 2009 were very important, obtaining an equity return for its stockholders of 32.95%. Net profits for the period were $6.984 million vs. $9.270 obtained in the first half of 2009. Income for commissions and fees in the second semester of 2009 had a value of $18.498 million, with a variation of 14.18% vs. income of the first semester of 2009.

The value of assets administered of $6.7 billion as of the closing of the second half of 2009, places Fiduciaria Corficolombiana within the first ten fiduciary companies in trusted assets in the country. With respect to the Balance, we must stand out that Fiduciaria Corficolombiana's equity as of the closing of the second half of 2009 amounted $49.318 million, with an 18% growth vs. the value on June 2009 when equity reached a value of $41.832 millones. Total liabilities amounted $18.213 million and assets $67.531 million, this amount including $58.587 million of the Fiduciaria's own portfolio .

During 2010 Fiduciaria Corficolombiana shall continue the strategy to strengthen the Investment Trust businesses launching Private Capital Funds together with Corficolombiana and joint portfolios for the public sector and stock. Additionally, the Corporation is focussed in being the main Investment Bank player in the country and the fiduciary shall be the vehicle for projects requiring trust schemes.

Leasing Corficolombiana

Given the re-addressing of the company towards the Pyme market, and consequent changes in the structure of the commercial, risk and portfolio areas, the company recorded as of December 2009 an increase of 0.17% in Assets balance in Leasing and Net Credit Portfolio, from $503.088 million in June 2009 to $503.943 million as of the closing of December 2009.

Profits in the second semester of the year amounted $5.884 million, that represents a drop of 14.10% vs. the result obtained at the end of the first semester of 2009 of $6.850 million and a rise of 14.97% compared to the figure as of the closing of December of the former year.

As of December 31, 2009 due portfolio indicator was of 3.78% presenting a decrease vs. the due portfolio indicator of 6.49% obtained as of June 2009. This was mainly due to the undergoing process with respect to collection management as a strategy for normalising the portfolio. Total expense for portfolio provisions and leasing agreements was of $8.491 million as of December 2009, decreasing 6.18% vs. the provisions expense recorded as of June 2009.

The August 2009 Assembly approved capitalisation of the company for $2.126 million through the distribution of dividends in stock on the profits of the first half of 2009. Also approved was an occasional reserve for the protection of the loan portfolio for $1.300 million. As of December 2009 equity recorded a value of $70.566 million that represents a raise of 3.16% with respect to June, 2009 and of 13.16% compared to the closing as of December of the former year. Equity profitability in the second semester was 20.09% and the solvency indicator closed in 14.09%.

Superintendencia Financiera de Colombia approved the inscription in RNVE of the 2009 Bond Issue with a global quota for $500.000 million to be placed in 5 years. This issue obtained the maximum rating of AAA Col (Triple A Colombia) granted by the Risk ratings agency Fitch Ratings Colombia S.A.

Banco Corficolombiana (Panama)

Strategic changes started at the beginning of the second half of 2009 and responded effectively to proposed objectives. The investment model was maintained that consisted in capturing resources from the public in foreign currency and efficiently managing Treasury investment portfolios.

The financial operation recorded a profit of US$ 642 M in the second half of the year, closing in US$ 741 M as of December 2009, which amount opposes in an important way to profits for US$ 98 M obtained as of June 2009 and for US$ 67M generated in 2008.

Assets recorded a 64% growth vs. the first semester of 2009, and 83% vs. 2008, reaching as of December 2009 a value of US$ 52.313 M, of which the investments account participated in 80%. The aforementioned was the consequence of having reached a semestral increase in captures of more than 74%. Consequently, liabilities of the Bank closed in 2009 in US$ 45.546 M.

Stockholders' equity reflected a raise of $ 964 M in the second half of the year that closed in US$ 6.776 M as of December 2009, representing an increase of 16% with respect to the first half of the same year and 69% vs. the closing of 2008.

During 2010 we shall advance in the proper commercial management of resource capture at national level and shall work in complementing the service portfolio. Also, at Treasury level, we shall maintain the investment strategy in assets of high financial solidity issuers.

RISK MANAGEMENT

Credit Risk Administration System (Sistema de Administración de Riesgo Crediticio - SARC)

Given that at present the Corporation has no receivables in its balance, the Corficolombiana SARC has served as the base in business analysis in the currency desk, real sector investments, investment bank and portfolio administration business lines.

Market Risk

Control structure as a basic principle has the adequate function segregation among the activities of the front, middle and back offices.

The Corporation owns adequate technological resources for controlling and monitoring treasury risks particularly measuring of market risks and valuation of fixed rate investment, foreign currency and derivatives portfolios.

The Corporation has a quota module that allows controlling risk positions by portfolio, and compliance with maximum authorised terms policies. Additionally the Middle Office produces daily reports on limit compliance and it submits a monthly report to the Board of Directors.

A committee with members of the Board of Directors also exists and meets to take decisions on the portfolio when important movements in the market occur that affect results.

These tools allow the adequate management of risks inherent to the treasury business. The Corporation has also invested in training personnel dedicated to risk management and counts on the adequate and sufficient structure.

Liquidity Risk

In the Risk Committee (ALCO) weekly flow is studied to determine liquidity profile of the Corporation for the present and future weeks. Short and long term internal indicators also exist with established limits that the Board of Directors monitors each month; these indicators are detailed in the notes to the financial statements and allow an adequate management of this risk.

During 2009, liquidity risk management was based on compliance with External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (Sistema de Administración de Riesgo de Liquidez - SARL). From January 2009 the Liquidity Risk Indicator (Indicador de Riesgo de Liquidez - IRL) has been reported to the Superintendence of Finance, evidencing that the Corporation has liquid assets adjusted by market liquidity, foreign exchange risk and required cash reserves (ALM) to sufficiently back its liquidity requirements.

Credit Risk

This risk in the treasury business is managed particularly through the approval of quotas that are distributed in different categories depending on the type of product, and in certain events may be combined as explained in the notes to the financial statements.

To guarantee and monitor compliance with these quotas, the Corporation has tools like the system quotas module where treasury operations are recorded and is additonally complemented with the counterparty quota modules of transactional systems that are also managed by the risk area.

Internationally accepted technical methodologies exist for the assignment of quotas both for financial and non financial sector entities.

Operating Risk

The Corporation has an Operating Risk Management System composed by the following elements:

1) Risk maps: This element allows the identification of risks associated to each of the processes, and the controls that alleviate them.
2) Event recording: Data base of opearting risk events occurred in the Corporation. Following is a summary of how this base is formed:

Type of event	# of records
Faults in processes	188
Faults in systems	82
Business practices	44
Other	22

Process	# of records
Mission	241
Support	78
Strategic	17

Type of Loss	# of records
Type B (With no impact on P&L)	286
Type A (With impact on P&L)	28
Type C (nearly loss)	22

The 28 Type A events recorded amount $153.6 million.

3) Indicators. The operating risk monitoring process is done through indicators that are measured monthly.

Asset Laundering Risk

The asset laundering risk and that of financing of terrorism are defined as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used as an instrument for asset laundering and/or for the financing of terrorism.

By virtue of the foregoing, and conscious of its compromise to fight against criminal organisations, in compliance with the corresponding regulations issued by the Superintendence of Finance of Colombia, the Corporation has a System for Managing the Assest Laundering and Financing of Terrorism Risk - SARLAFT -, that is mainly integrated by stages and elements containing the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and for knowing the clients and its operations with the Corporation, monitoring of transactions, training personnel and cooperating with the authorities, all contained in the SARLAFT Manual approved by the Board of Directors.

During the second half of 2009, risks and controls were identified and results monitored. Additionally, a risk analysis and diagnosis in the main companies of the real sector that compose the Corporation's capital investment portfolio was made. In the process no expositions to higher levels of assset laundering and terrorism financing risks were found in any of the entities.

Supervision of controls to prevent these risks is made by the Compliance Officer and its substitute. The administration and the Board of Directors also supervise through the reports submitted by the Compliance Officer. Additionally, the Comptrollership and the Statutory Auditor Office make their evaluations in order to verify if internal controls established are efficient for preventing the risk.

ADMINISTRATIVE CONDITION

As of December 31, 2009, Corficolombiana had a payroll of 277 employees, a 7,35% drop vs. 299 employees as of the closing of 2008.

During 2009, the Corporation consolidated the adjustment process in its organisational, physical and technologic structures as a result of changes given by the transfer to Bogota of the areas with functions of General Direction located in Cali, transfer of employees resulting from this process, the implementation of actions for the development of the Commercial Bank strategy and the review and implementation of policies, processes and procedures adequate according with the new regulations and circular letters applicable to the Corporation.

We continued reinforcing business areas and with the expense rationalisation strategy.

TECHNOLOGIC ADVANCES

During the second half of 2009 projects for assuring the efficient and safe operation support of the Corporation were developed. A summary of the most relevant projects is as follows:

- We made progress in the implementation of the CRM PeopleSoft solution with respect to the only customer modules and sales and brought to an end the development and technical test stages.
- We began the construction of the new transaction web site of the Corporation and its financial subsidiaries.
- We implemented the new regulation requirements for the information generation process for the UIAF.
- We implemented the necessary requirements for compliance with circular letters 25, 21, 16 and 18 of the Superintendence of Finance that provide regulations for fixed rate, variable rate and foreign exchange investment business.
- We re-defined the strategy for the business continuity plan as a result of changes in the location of production IT centres and contingency in Bogota and Cali cities respectively.

In compliance with numeral 4 of article 47 of law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. entirely applied the norms on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

CENTRALISATION OF AREAS IN BOGOTA

In order to centralise processes and concentrate all Corporation areas in one same place, we ended the transfer process of the currency desk and the treasury backoffice from Cali to Bogota, thus allowing process optimisation and synergy between the Corporation business units.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the media and through product and services distribution channels for clients and users", Corporación Financiera Colombiana S.A. has established the necessary procedures for its compliance; Thus, Phase II ended in March 2009. For Phase III and as settled, we submitted to the Superintendence of Finance the corresponding advance reports as of June 30, September 30 and December 31st, respectively.

AUDIT COMMITTEE

The Audit Committee as the entity in charge of the internal control evaluation, supporting actions of the Board of Directors for the implementation and supervision of the Internal Control System of the Corporation, met on July 29, 2009, August 26, 2009 and December 16, 2009 to analyse among other issues those following, with the purpose of evaluating the internal control structure of the Corporation:

a) Financial Statements as of June 30, 2009 and November 30, 2009.

b) Condition of the portfolio as of June 30, 2009 and November 30, 2009

c) The Committee supervised the implementation and compliance with the norm related to the Asset Laundering and Terrorism Financing Risk Administration System (SARLAFT) watching that necessary controls exist to prevent that the Corporation is used as an instrument for the performance of illicit activities. Activities developed by the Compliance Unit were presented to the Committee.

d) Supervision of functions and activities of the Auditor Office on issues as:

- Reports issued by the Auditor Office to the different areas and subsidiaries of the Corporation of the financial and real sector.
- Follow-up by the Auditor Office based on the responses given by the different administrators of evaluated areas.
- Follow-up and control statistics to reports issued by the Auditor Office.

e) Review of relevant documents received from the Superintendence of Finance of Colombia with their corresponding responses by the administration.

f) Review of reports received from the Statutory Auditor Office with their corresponding responses by the administration.

g) In the committees organised by the President of the Corporation, Mr. José Elías Melo Acosta presented a report to the Auditorship Committee with respect to the disclosure and control of financial information of the Corporation, where he states that no internal control deficiencies exist , that have prevented the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no frauds affecting the quality of the Corporation's financial information quality have occurred.

h) Presentation of the ALCO Committee minutes for the period between August 06, 2009 and November 30, 2009.

i) The Committee analised and reviewed the time schedule and the activities to develop in order to comply with circular letter 014, today circular letter 038, issued by the Superintendence of Finance of Colombia, on the instructions relative to the review and adaptation of the Internal Control System (SCI), especially in compliance with the provisions of Phase No.1 control environment, issues:

- Corporate Government Code
- Code of Honour
- Function and procedure manuals for selection, induction, training, and evaluation and compensation systems.
- Organisation chart
- Strategic planning

As a result we observe the following:

- Structure, environment and control activities according with the objectives of the Corporation that supply adequate safety to manage the risks to which the Corporation is exposed.
- Internal Auditing activities independent with respect to activities audited; their scope satisfies internal control needs of the Corporation.
- Follow-up to reports issued by the different control organisms: Superintendence of Finance, Statutory Auditing, Internal Auditing and I.T. Auditing.
- Reliability of the financial information, compliance with applicable laws and regulations.
- Compliance with the necessary and sufficient controls to avoid the Corporation being used as an instrument for delinquent operations.
- Documentation on the activities, evaluations and recommendations of the Committee.
- Exact compliance with the provisions of circular letter 038 of the Superintendence of Finance of Colombia on the review and adaptation of the Internal Control System (SCI) especially in compliance with the provisions of Phase No 1 control Environment.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 107 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented the Assets

Laundering Prevention and Control System SARLAFT in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

The Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with human, technical and operative resources necessary to fulfil its prevention and control mission.

During the second semester of 2009, the Board of Directors and the Presidency evaluated the operation of the prevention system through the reports submitted by the Compliance Officer and the Statutory Auditor.

With respect to the duty of cooperating with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also complied with.

Among its policies, the entity does not exonerate any client or counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

FINANCIAL INFORMATION DISCLOSURE AND CONTROL SYSTEM

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers in the establishment and maintenance of adequate disclosure and control systems for financial information, during the second half of 2009 no deficiencies have appeared in internal controls that have prevented the Corporation from recording, processing, summarising and duly presenting the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

1. Accounting principles and norms

Congress of the Republic. Law 1314 of 2009 *"whereby accounting principles and norms and financial information and assurance of information accepted in Colombia are regulated, competent authorities are appointed, the procedure for their issuance and entities responsible for controlling compliance are established".*

The national government is empowered to issue accounting norms, financial information and information assurance norms according with general principles established under the Law, that form one only and unique and homogenous high quality system, easy to understand and of strict compliance, according with international globally accepted standards.

The Law allows, among other things, that the accounting documental system, vouchers, books and management reports and financial statements with their notes are electronically prepared, maintained and disclosed.

Norms issued according with the faculties granted by Law shall become effective from January 1st of the second fiscal year following its enactment, unless that by virtue of its complexity, it is considered necessary to establish a different term.

2. Financial Reform

Congress of the Republic. Law 1328 of 2009, *"whereby norms of financial matter, insurances and of securities market and other provisions are issued".*

Modifications introduced to the financial system through this Law seek, among other things, to add intervention faculties of the National Government in financial, insurance and stock exchange activities; to include some principles that guide the administrative actions of the Superintendence of Finance of Colombia; to modify the financial system structure; to incorporate as permanent legislation the agreements entered in the free trade treaties for financial services; to create a voluntary savings system for old age known as Periodical Economic Benefits, and to develop the financial consumer protection regime that includes the obligation of controlled entities to implement the Financial Consumer Attention System (SAC).

Particularly, with respect to financial corporations, it derogates article 12 of Law 510 of 1999 that established limits to capital investments of these corporations.

3. Competition protection

Congress of the Republic. Law 1340 of 2009, *"whereby norms relative to competition protection are issued".*

It updates regulations relative to the protection of competition in order to adequate it to present market conditions, to facilitate users its adequate follow-up and optimise the tools authorities have for obtaining free participation of companies in the market, welfare of consumers and economic efficiency.

With respect to integration or company re-organisation processes where exclusively entities controlled by the Superintendency of Finance of Colombia participate, the Law provides that the Superintendence of Finance of Colombia shall know and decide on the origin of such operations, but shall be obliged to, prior to its decision, the analysis of the Superintendence of Industry and Trade on the effect of such operations in free competition.

4. Penal Code Reform

Congress of the Republic. Law 1357 of 2009, "whereby Penal Laws are modified"

The law extends behaviours that create the massive and usual money capture crime and reinforces penalties established for the crime.

In particular, with respect to the members of the Board of Directors, legal representatives, administrators or employees of a financial institution that, with the purpose of hiding or disguising the illicit origin of the money, they omit compliance with any or all of the control mechanisms established by the set of laws for cash transactions it establishes, for this only behaviour, imprisonment penalty and fine.

5. Tributary Statute Reform

Congress of the Republic. Law 1370 of 2009, "whereby the Tributary Statute is partially additioned"

Within the provisions under this Law is the creation, for 2011, of the equity tax, on account of, among others, of natural or legal persons taxpayers and tax return affirmants with patrimony as of January 10, 2011 is equal to $3.000.000.000 or higher. For this purpose, wealth concept is equivalent to the total liquid patrimony of the obligor.

The tax base to be levied is constituted by the value of the liquid patrimony of the taxpayer owned as of January 10, 2011, excluding the net equity value of stock owned in national companies, and the first $319.215.000 of the value of the residence house or apartment. Tax fee is 2.4% for patrimonies with taxable base equal to $3.000.000.000 or higher without exceeding $5.000.000.000 and of 4.8% for patrimonies with a taxable base higher than this amount.

Tax shall be caused only once and must be paid in 8 equal installments during 2011, 2012, 2013 and 2014.

6. General Regime for Foreign Capital Investments in Colombia and of Colombian Capital Abroad

Ministry of Finance and Public Credit. Decree 2603 of 2009, "whereby the General Regime of Foreign Capital Investments in Colombia and of Colombian Capital Abroad is modified"

It establishes that direct investments and foreign exchange portfolio investments shall be registered with the presentation of the exchange statement corresponding to their channeling through the stock exchange market. It also establishes exceptions to the rule.

7. Invoice as a Security

Ministry of Trade, Industry and Tourism. Decree 3327 of 2009, ***"whereby Law 1231 of July 17, 2008 is partially regulated and other provisions are issued".***

Requirements for all invoices for sale of goods or rendering of services to be a security are established. Also in this norm parameters for invoice acceptance, effects of omission of requirements, receipt of copy by purchaser or beneficiary of the service and the procedure applicable for indorsement and payment of the invoice are also established hereunder.

It is important to stand out that it is clear that only credit sales invoices may be converted into a security and that copies of the invoice serve as fiscal cost support for the purchaser.

8. Social responsibility

Ministry of Finance and Public Credit. Decree 3341 of 2009, ***"Whereby article 96 of Law 1328 of 2009 is regulated"***

It indicates the way on which entities of the financial system, among others, must disclose to the public programs they have implemented to help the poorest sectors in the country, in compliance with the program called social balance, created under Law 1328 of 2009.

The first information must be submitted in the first quarter of 2010.

9. Securities Intermediation Operations

Ministry of Finance and Public Credit. Decree 4939 of 2009, *"Whereby Resolution 400 of 1995 of the General Chamber of the Superintendence of Securities is modified"*

It defines counseling to third parties with respect to stock market operations and offering of securities as securities intermediation operations, and it makes clear that only entities controlled and examined by the Superintendence of Finance of Colombia may do so. It also provides that those who offer counselling shall be expressly authorised and inscribed at Registro Nacional de Profesionales del Mercado de Valores -RNPMV- (National Registry of Stock Exchange Market Professionals)

Additionally, it establishes that giving orders that correspond to clients in securities intermediation operations, should it be exercised as a profession or occupation by persons not controlled by the Superintendence of Finance of Colombia, is an illegal activity.

10. Classification, valuation and accounting of investments

Superintendency of Finance of Colombia. External Circular Letter 030 of 2009. Whereby Chapter I of Basic Accounting and Financial Circular Letter is modified that contains rules for investment valuation and accounting.

It eliminates the marketability index as a valuation referring and adjusts the stock valuation method for stock not inscribed in the stock exchange. It also grants controlled entities the faculty to defer losses and profits generated as a consequence of the application of changes indicated, subject to the rules contained in the Circular Letter.

Additionally it establishes that all information relative to economic results product of a vauation change, or losses and/or profits, shall be informed to the stockholders of the entities controlled constituted as corporations/public limited companies.

11. Internal Control System

Superintendency of Finance of Colombia. External Circular Letter 038 of 2009. Modification to External Circular Letter 014 of 2009.

In order to make easy the adequate application of the provisions under External Circular Letter 014 of 2009, related to the instructions for reviewing and making adequate the Internal Control System (SCI) of supervised entities, the Superintendence modifies numeral 7° of Chapter IX First Title of External Circular Letter 007 of 1996.

In this way.the terms for the implementation of the elements that compose the SCI are extended and the requirements to be certified by the President of the Board of Directors and the Legal Representative of the entities subject to the inspection and vigilance of the Superintendence of Finance of Colombia are indicated.

It is also indicated that in the dates established, structuring of policies, procedures and governing documents of the SCI shall have ended, but it remembers that their application, consolidation and maintenance is a permanent character process and the control entity that exercises supervision functions must review its evolution.

12. Liquidity Risk

Superintendence of Finance of Colombia. External Circular Letter 042 of 2009. Modification of Chapter VI of External Circular Letter 100 of 1995 "Rules relative to the administration of the Liquidity Risk", proformas and annexes.

For the adequate development and implementation of the Liquidity Risk Administration System "SARL", among other measures, rules are created for measuring this risk, appicable to the different groups of entities; definitions are modified or complemented, including that of liquidity risk; liquidity risk management is explored in the analysis of the SARL stages and elements, that applies both to individual entities and the financial conglomerate.

13. Foreign Exchange Operations

Banco de la República. External Resolution 10 of 2009. Whereby foreign exchange regulations are issued.

It modifies External Resolution 04 of 2009 of the Central Bank. It determines, among other issues, that systems making negotiations or record of operations with standarised instruments on foreign exchange, their administrators and subsidiaries, are subject to the provisions contained in Law 964 of 2005 and in the decrees that develop it or regulate it.

It also establishes that foreign exchange intermediaries may register in an operations register system on foreign exchange, the operations they negotiate through a negotiation system, and authorises the Nation – Ministry of Finance and Public Credit – and foreign agents authorised to professionally make derivatives operations on foreign exchange with foreign exchange market intermediaries, to participate in foreign exchange operations negotiation systems.

OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators adjust to general policies of the entity. Those operations are duly detailed in the notes to the financial statements.

The Corporation states that in agreement with the provisions of article 57 of Reglamentary Decree 2649 of 1993, the information and declarations in the financial statements have been duly verified and obtained from accounting records of the entity, prepared according with accounting norms and principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted and admitted unanimously

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
December 31, 2009

Profit before tax		COP 523.321.089.414
Less: tax provisions		COP 3.225.314.000
Profit after tax		COP 520.095.775.414
To release reserve for future distributions (untaxed) :		COP 40.068.842.505
To release reserve decree 2336 (realized income):		COP 6.346.827.873
To capitalize reserve decree 2336:		131.791.901.124
Profit at the disposal of the Assembly :		**698.303.346.916**
Reserve on investment valuation Dec 2336 /95	COP 448.303.438.222	
Reserve for future distributions	-	
Common dividend in cash at COP 690 per share over the 160.543.030 common shares and the 10.772.923 subscribed and paid in preferred shares as of December 31, 2009. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April, 2010.	COP 118.208.007.570	
Extraordinary dividend in shares at COP 769.29 per share over the 160.543.030 common shares and COP769.29 per share over the 10.772.923 subscribed and paid in preferred shares as of December 31 2009. This dividend shall be paid in shares, at one share per every 29.832633 common share and one non-voting preferred dividend share per each 29.832633 preferred, subscribed and paid in shares as of December 31, 2009. The shares will be paid on April 1, 2010 to whoever is qualified as a shareholder upon due date, according to the regulation in force. For this purpose, a total of 5.742.569 new shares, 5.381.457 common shares and 361.112 preferred shares will be issued. The par value of the shares to be submitted will be the weighted average price of the common shares traded at the stock value in the week FROM January 18th to 22nd, 2010, that is COP22.949.99 (1), of which COP10 will be accounted for on the capital account and COP 22.939.99 on the legal reserve account as a premium in THE placement of shares.	COP 131.791.901.124	
EQUAL AMOUNTS	COP 698.303.346.916	COP 698.303.346.916

(1)The average daily price per share was taken from INFOVAL report.

NOTE: The payment in shares of the extraordinary dividend, according to Decree 2336 of 1995, is mandatory, as it comes from the profit to be distributed out of the reserve created with the profits originated in the application of the special systems for investment valuation at market prices not made by the company.


Corficolombiana

30/03/2010 04:55 p.m.

EXPENSES	Amount in million Colombian pesos	
DIRECTORS SALARIES	$ 1,135,704.73	
DIRECTORS´BONUSES	$ 0.00	
BOARD OF DIRECTORS´ FEES	$ 124,410.00	
INDEPENDENT CONSULTANTS´ FEES	$ 1,163,210.62	
TRAVEL EXPENSES	$ 135,932.06	
DONATIONS MADE BY CFC	$ 781,755.24	
PUBLICITY AND ADVERTISEMENT	$ 1,101,107.39	
PUBLIC RELATIONS	$ 69,706.50	
TRANSPORTATION	$ 530,484.74	
CFC´S MONEY AND PROPIETARIES ABROAD	17,007,460	Dólares
	$ 34,767,160.30	
FOREIGN CURRENCY LIABILITIES	1,897,937	Dólares
	$ 3,879,819.69	

CAPITAL	No. OF SHARES	VALUE IN COL. PESOS
AUTHORIZED	181.500.000	$ 1.815.000.000
SUBSCRIBED AND PAID IN CAPITAL	171.315.953	$ 1.713.159.530
CAPITAL TO BE SUBSCRIBED	10.184.047	$ 101.840.470

REPORT FROM THE BOARD OF DIRECTORS ON THE AUDIT COMMITTEE'S ACTIVITIES

"Bogota D.C., January 20, 2010

To: Shareholders of Corporación Financiera Colombiana S.A.
Bogotá, D.C.

Pursuant to provisions of External Circular Letter 038 of 2009 issued by Superintendencia Financiera de Colombia, the Board of Directors is hereby submitting the report on the activities carried out by the Audit Committee during the second semester of 2009.

The Board of Directors in its August 12, 2009 meeting, as recorded on Minute No. 1650, appointed the following individuals as members of the Audit Committee:

§ José Leibovich Goldenberg
§ Santiago Madriñan de Latorre
§ Álvaro de Jesús Velazquez Cock

And also, it provided that a permanent invitation was going to be given to Mr. Gerardo Silva Castro for attending the Audit Committee meetings, as a valuable advisor to the Committee due to his knowledge and experience.

The Audit Commitee as an organ in charge of evaluating the internal control, in supporting the Board of Directors' performance related to the implementation and supervision of Corficolombiana's Internal Control System, held meetings on the 29th of July 2009, the 26th of August, 2009 and the 16th of December 2009, where several subjects were analyzed, some of which are detailed below in order to evaluate Corficolombiana's internal control structure:

a) Financial statements as of June 30, 2009 and November 30, 2009.

b) Accounts receivable status as of June 30, 2009 and November 30, 2009.

c) The Committee supervised the implementation and compliance with the regulation related to the Asset Laundry Risk and Terrorism Financing Management System (SARLAFT), making sure the necessary controls are in place in order to prevent Corficolombiana from being used as an instrument to carry out illegal activities. The Compliance Unit submitted to the Committee the activities that have been performed.

d) Supervision of the Comptrollership's functions and activities with respect to the following issues:

§ Reports issued by the Comptrollership to the different areas and affiliates of Corficolombiana in both the financial sector and the production sector.

- § Tracking carried out by Audit based on the responses given by the different managers of the evaluated areas.
- § Tracking and control statistics on the reports issued by Comptrollership.

e) Review of the relevant communication letters sent by Superintendencia Financiera de Colombia, and the related responses given by the management.

f) Review of the reports sent by the Statutory Auditor with the related responses given by the management.

g) At the committee meetings the President of Corficolombiana, Mr. Jose Elias Melo Acosta, submitted a report to the Audit Committee with respect to Corficolombiana's financial information disclosure and control system, reporting that no deficiencies on the internal controls have occurred that may have prevented Corficolombiana from recording, processing, summarizing and properly submitting the financial information, and that no fraud has occurred that may have affected the quality of Corficolombiana's financial information.

h) Submission of minutes of the ALCO Committee on the period from August 6, 2009 to November 3-, 2009.

i) Analysis and review of the timetable of the activities to be carried out in order to comply with former circular letter 014 (currently 038), issued by Superintendencia Financiera de Colombia, on the instructions related to the review and suitability of the Internal Control System, particularly pursuant to provisions of Phase No. 1, Control Environment, on the following subjects:

- § Corporate Government Code
- § Behavior Code
- § Operation manuals and selection, training, evaluation and compensation procedures
- § Organization Chart
- § Strategic Planning

As a result, the following conclusions are made:

Control structure, environment and activities in agreement with Corficolombiana's objectives providing appropriate security to manage the risk to which Corficolombiana is exposed to.

Independent Internal Audit activities with respect to the audited activities. Their scope meets Corficolombiana's internal control needs.

Tracking of the reports issued by the different control entities: Financial Superintendency, Statutory Audit, Internal Audit and Information Systems Audit.

Reliability of the financial information, compliance with the applicable laws and regulations.

Compliance with necessary and sufficient controls in order to avoid Corficolombiana from being used as an instrument to carry out criminal operations.

Documentation on the Committee's activities, evaluations and recommendations.

Strict compliance with provisions of External Circular Letter 038 of 2009 issued by Superintendencia Financiera de Colombia, on the review and suitability of the Internal Control System, particularly with respect to provisions of Phase No 1 "Control Environment".

Cordially,

BOARD OF DIRECTORS"

MEMBERS OF THE BOARD OF DIRECTORS RE-ELECTED BY THE SHAREHOLDERS GENERAL ASSEMBLY FOR THE 2010-2011 PERIOD.

PRINCIPALS	DEPUTIES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COCK*
GUILLERMO FERNANDEZ DE SOTO V.**	SANTIAGO MADRIÑAN DE LA TORRE**
JOSE LEIBOVICH GOLDENBERG**	RODRIGO LLORENTE MARTINEZ**

*NON INDEPENDENT
**INDEPENDENT

STATUTORY AUDITOR RE-ELECTED BY THE SHAREHOLDERS GENERAL ASSEMBLY FOR THE 2010-2011 PERIOD.

The Shareholders General Assembly by unanimous decision, re-elected the firm Deloitte & Touche Ltda. As Corficolombiana's Statutory Auditor for the March 2010 - March 2011 period.

AMENDMENT TO BYLAWS

The Shareholders General Assembly unanimously decided to modify the provisions of the by-laws, as indicated below and under the following terms:

a) ARTICLE 46°. The functions of the Board of Directors are the following:

(...)

o) Empower the President so that either permanently or transitorily, he delegates one or several of his powers and functions to any or several of Corficolombiana's officials or employees. In order to convey this empowerment, the request will have to be appropriately supported and indicate with much precision the power and the functions conferred and the official and employee of Corficolombiana to whom this is going to be assigned.

(...)

Approve the operations carried out with the shareholders, managers and their kins, under the conditions provided on article 122 of the Financial System Organic Bylaws and other regulations that may modify or substitute it.

b) ARTICLE 47°. All the meetings, deliberations and decisions of the Board of Directors will be recorded on the Minute Book, foliated and sealed at the Chamber of Commerce of the corporate seat. The minutes will be signed by the President of the Board of Directors, or if absent, by the Vicepresident, or if both absent, by the principal member who presides the meeting as provided on article 42 of the by-laws, except when using the mechanisms provided on articles 19 and 20 of Law 222. In this latter case, the minutes of such meetings will be made and recorded as provided on article 21 of the same Law or on any subsequent modifying or substituting regulation.

c) ARTICLE 51°. The functions of Corficolombiana's President or whoever replaces him, are the following:

(...)

l) Delegate with prior authorization from the Board of Directors, some of his delegable powers in one or several of the officials or employees of Corficolombiana, either transitorily or permanently. For this purpose, the request to the Board of Directors shall be accompanied with appropriate support and contain with precision the assignment or function to be delegated and the official or employee of Corficolombiana to whom it is assigned.

(...)

d) ARTICLE 57°. The Statutory Auditor will have at his service the personnel authorized by the General Assembly, and this entity will set the corresponding assignments. The assistants of the Statutory Auditor will be freely appointed and removed by him and will act under his direction and responsibility. By no means the assistants of the Statutory Auditor will be employees of Corficolombiana or be engaged whatsoever with the company under a contract agreement that may imply some type of subordination to Corficolombiana or its management.

AUTHORIZATION TO THE BOARD OF DIRECTORS TO MAKE THE DONATIONS

According to provisions of paragraph l) of article 34 of Corficolombiana's by-laws, the Shareholders General Assembly authorized the company to make donations in cash from April 2010 to March 2011, including both months, up to an amount of two thousand million Colombian pesos ($2.000.000.000.oo), directed to activities related to health, education, culture, scientific and technological research, ecology and environmental protection, access to justice, support in case of disasters and calamities and social development programs, as approved by the Board of Directors on a case basis.

Financial Statements
July - December
2009

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

STATUS OF RESULTS
FOR THE SEMESTER ENDED ON DECEMBER 31 AND JUNE 30, 2009
(In million Pesos)

	December 31, 2009		June 30, 2009	
DIRECT OPERATING REVENUES	$	1,888,412.5	$	1,052,243.8
Interests	5,488.0		3,027.1	
Profit in Valuation of Investments Neg Debt Securities	17,025.2		39,046.4	
Profit in Valuation of Investments Neg Participative Securities	174,161.7		3,214.6	
Profit in Valuation of Investments to Maintain Until Maturity	352.2		2,760.3	
Profit in Valuation of Investments Available for Sale Debt Securities	29,486.6		31,753.9	
Realised Profit in Investments Available for Sale	284,878.0		28,825.5	
Commissions and Fees	7,820.2		6,906.9	
Profit in Positions in Short of Repo, Simultaneous Operations and Temporary Transference of Securities	668,202.7		4,115.7	
Profit in Valuation of Derivatives	484,297.7		382,844.7	
Profit in Valuation of Cash Operations	4,160.9		4,743.1	
Changes	184,855.3		536,649.2	
Profits in Sale of Investments	27,684.0		8,356.4	
DIRECT OPERATING EXPENSES		1,409,784.2		990,897.2
Interests	50,734.7		65,549.0	
Realised Loss in Inv.Available for Sale	-		2,508.5	
Commissions	3,841.3		2,544.1	
Loss in Positions in short of Repo, Simultaneous Operations and Temporary Transference of Securities	682,008.7		4,539.0	
Loss in Valuation of Derivatives	419,612.4		331,401.2	
Changes	231,197.4		570,058.7	
Loss in Sale of Investments	15,007.1		8,939.9	
Loss in the Valuation of Cash Operations	7,382.6		5,356.8	
DIRECT OPERATING RESULT		478,628.3		61,346.6
OTHER INCOME AND OPERATING EXPENSES - NET		45,315.1		80,502.1
OPERATING REVENUES		76,367.8		120,337.2
Dividends and Participations	76,229.3		120,269.9	
Other (Note 22)	138.5		67.3	
OPERATING EXPENSES		31,052.7		39,835.1
Personnel Expenses	14,165.2		13,987.2	
Other (Note 23)	16,887.5		25,847.9	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS		523,943.4		141,848.7
PROVISIONS		1,761.1		8,665.1
Investments (Note 5)	674.9		6,360.5	
Accounts Receivable (Note 7)	948.1		1,485.1	
Property and Equipment	0.0		284.6	
Other (Note 24)	138.1		534.9	
DEPRECIATIONS - OWN USE GOODS (Note 9)		698.7		612.2
AMORTISATIONS		1,215.8		612.1
NET OPERATING RESULT		520,267.8		131,959.3
NON OPERATING REVENUES (Note 25)		4,470.2		11,922.0
NON OPERATING EXPENSES (Note 26)		1,416.9		1,065.4
NON OPERATING NET RESULT		3,053.3		10,856.6
PROFIT BEFORE INCOME TAX		523,321.1		142,815.9
INCOME TAX AND COMPLEMENTARIES (Note 27)		3,225.3		4,550.0
PROFIT OF THE PERIOD	$	520,095.8	$	138,265.9
NET PROFIT PER SHARE (in pesos)	$	3,035.9	$	809.8

The attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained in these financial statements and that they have been faithfully taken from the accounting books.

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
STATUTORY AUDITOR
T.P. 74138- T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

GENERAL BALANCES AS OF DECEMBER 31 AND JUNE 30, 2009
(in million Pesos)

ASSET	December 31, 2009		June 30, 2009	
AVAILABLE, Net (Notes 3 and 21)	$	207,189.9	$	165,183.0
ACTIVE POSITIONS IN MARKET OPERATIONS (Note 4)		708,923.9		15,915.0
INVESTMENTS, Net (Notes 5 and 21)		4,172,200.0		3,099,141.5
Negotiable Debt Securities	508,173.0		276,039.9	
Negotiable Participative Securities	440,629.3		43,657.9	
To maintain until Maturity	219.6		501.0	
Available for Sale in Debt Securities	486,332.4		593,854.5	
Available for Sale in Participative Securities	1,541,278.4		1,727,773.0	
Investment Re-Purchase Rights	1,206,216.1		468,421.1	
Minus: Provision	(10,648.8)		(11,105.9)	
ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES (Note 6)		37,831.4		79,127.7
Derivatives	37,831.4		79,127.7	
Rights	4,909,331.4		4,965,518.9	
Obligations	(4,871,500.0)		(4,886,391.2)	
ACCOUNTS RECEIVABLE, Net (Notes 7 and 21)		82,660.0		56,535.6
Interests	397.1		160.0	
Commissions and Fees	2,965.1		2,387.7	
Payment on account of Commercial Customers	0.7		0.7	
Other	83,548.5		57,393.9	
Minus: Provision	(4,251.4)		(3,406.7)	
REALISABLE GOODS AND RECEIVED IN PAYMENT, Net (Note 8)		5,994.7		6,007.0
Goods received in payment different from Housing	25,152.3		25,724.0	
Goods not used in the Corporate Purpose	585.9		585.9	
Minus: Provision	(19,743.5)		(20,302.9)	
PROPERTY AND EQUIPMENT, Net (Note 9)		9,423.1		8,933.1
Lands and Buildings	13,617.8		13,357.0	
Equipment, Furniture and Office Utensils	8,744.0		8,542.1	
Computers	9,498.4		9,086.4	
Other	1,110.0		1,246.4	
Minus: Depreciation	(23,263.1)		(23,014.2)	
Minus: Provision	(284.0)		(284.6)	
OTHER ASSETS, Net (Note 10)		37,184.3		44,669.2
Permanent Contributions	98.2		98.2	
Early Expenses and Deferred Charges	1,613.2		2,367.2	
Other	58,173.4		65,027.1	
Minus: Provision	(22,700.5)		(22,823.3)	
VALORISATIONS (Notes 5 and 21)		654,890.2		500,552.7
Investments Available for Sale in Participative Securities of low or minimum marketability or without Quotation in the Stock Exchang	631,839.9		478,572.5	
Property and Equipment	23,050.3		21,980.2	
DEVALORISATIONS (Note 5)		(868.1)		(1,311.7)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or without Quotation in the Stock Exchan	(868.1)		(1,311.7)	
TOTAL ASSET	$	5,915,429.4	$	3,974,753.1
CONTINGENT CREDITOR ACCOUNTS PER CONTRA (Note 18)		231,886.0		166,398.1
DEBTOR CONTINGENT ACCOUNTS (Note 19)		1,462,726.9		664,923.5
DEBTOR MEMORANDUM ACCOUNTS (Note 20)		6,346,180.7		5,519,161.0
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA (Note 20)		3,016,447.8		2,909,921.7
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS	$	11,057,241.4	$	9,260,404.3

LIABILITIES	December 31, 2009		June 30, 2009	
DEPOSITS AND CURRENT LIABILITIES (Notes 11 and 21)	$	1,258,570.0	$	1,166,316.
Term Deposit Certificates	1,089,355.7		1,012,305.0	
Savings Deposits	168,710.7		153,651.8	
Other	503.6		359.6	
PASSIVE POSITIONS IN MARKET OPERATIONS (Note 12)		2,027,159.9		572,538.
ACCOUNTS PAYABLE (Notes 13 and 21)		71,736.9		74,482.
Interests	12,083.2		13,392.3	
Dividends and Surplus	55,400.1		45,338.9	
Other	4,253.6		15,751.5	
OTHER LIABILITIES (Note 14)		46,718.7		4,173.
Consolidated Labour Obligations	1,954.8		2,024.3	
Early Income and Deferred Deposits	43,472.3		839.1	
Retirement pensions	1,291.6		1,310.4	
ESTIMATED LIABILITIES AND PROVISIONS (Note 15)		4,203.5		8,814.
Labour Obligations	1,317.7		782.0	
Taxes	1.2		4,902.8	
Other	2,884.6		3,130.1	
TOTAL LIABILITIES		3,408,389.0		1,826,326.
EQUITY				
Corporate capital (Note 16) Divided in 171.315.953 Shares of Nominal Value $ 10.oo ea		1,713.2		1,713.
RESERVES (Note 17)		1,230,664.6		1,202,383.
Legal Reserve	656,729.4		656,729.4	
Statutory and Occasional Reserves	573,935.2		545,654.0	
SURPLUS or DEFICIT		754,566.8		806,064.
Non Realised Profits or Losses in Inv. Available for Sale (Note 18)	100,544.7		306,823.3	
Valorisations	654,890.2		500,552.7	
De-valorisations	(868.1)		(1,311.7)	
PROFIT OF THE PERIOD		520,095.8		138,265.
TOTAL EQUITY		2,507,040.4		2,148,426.
TOTAL LIABILITIES AND EQUITY	$	5,915,429.4	$	3,974,753.
CREDITOR CONTINGENT ACCOUNTS (Note 19)	$	231,886.0	$	166,398.
Endorsements and Guaranties	148,841.8		107,370.6	
Other Contingencies	83,044.2		59,027.5	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA (Note 19)		1,462,726.9		664,923.
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA (Note 20)		6,346,180.7		5,519,161.
CREDITOR MEMORANDUM ACCOUNTS (Note 20)		3,016,447.8		2,909,921.
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS	$	11,057,241.4	$	9,260,404.

Attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and accountant certify that we have previously verified all statements under these financial statements and that they have been faithfully taken from accounting books.

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
STATUTORY AUDITOR
T. P. 74138-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S.A.

CASH FLOWS STATEMENTS
FOR THE SEMESTERS ENDED ON DECEMBER 31 AND JUNE 30 OF 2009
(In million Pesos)

	December 31, 2009	June 30 of 2009
Cash Flows for Operating Activities:		
Net Profit of the Period	$ 520,095.8	$ 138,265.9
Adjustments to Conciliate Net Profit and Net Cash Provided in Operating Activities:		
Non Negotiable Investments Variable Income Provision	674.9	6,360.5
Accounts Receivable Provision	948.1	1,485.1
Goods Received in Payment Provision	109.7	481.0
Property and Equipment Provision	-	284.6
Other Assets Provision	22.0	54.0
Reimbursement Investments Provision	(1,127.0)	(4,142.7)
Reimbursement Accounts Receivable Provision	(103.3)	(50.5)
Reimbursement Property and Equipment Provision	0.2	-
Reimbursement Goods Received in Payment Provision	(194.0)	(7.8)
Reimbursement Other Assets Provision	(29.3)	(79.5)
Valuation of Investments, Net	(221,025.7)	(76,775.2)
Profit in Sale of Goods Received in Payment, Net	(262.7)	(429.4)
Profit in Sale of Property and Equipment, Net	(28.4)	(1,207.0)
Depreciations	698.7	612.2
Amortisations	1,215.8	612.1
Checked Profit	300,994.8	65,463.3
(Decrease) Increase Estimated Liabilities and Provisions	(4,611.4)	4,775.8
Increase (Decrease) Other Liabilities	42,544.9	(9.0)
(Decrease) Increase Accounts Payable	(2,745.8)	10,544.2
Increase Accounts Receivable, Net	(26,969.2)	(27,566.2)
Decrease in Other Assets	6,276.4	31,420.9
Decrease (Increase) Goods Received in Payment	359.3	(596.1)
Net Cash Provided in Operating Activities	315,849.0	84,032.9
Cash Flow of Investment Activities:		
Increase of Investments	(1,057,859.3)	(218,590.1)
Decrease (Increase) Acceptances and Derivatives	41,296.3	(95,522.0)
(Increase) Decrease Properties and Equipment	(1,160.5)	1,092.9
Net Cash Provided (Used) by Investment Activities	(1,017,723.5)	(313,019.2)
Cash Flow of Financing Activities:		
Increase Deposits and Current Liabilities	92,253.6	111,307.5
Increase Passive Positions in Market Operations	1,454,621.4	221,894.1
Dividends Paid in Cash	(109,984.7)	(94,885.8)
Net Cash Used in Financing Activities	1,436,890.3	238,315.8
Net Increase in Cash and Cash Equivalents	735,015.8	9,329.5
Cash at the Beginning of the Period	181,098.0	171,768.5
Cash at the End of the Period	$ 916,113.8	$ 181,098.0

Attached notes are an integral part of the financial statements.

(*) The undersigned Legal Representative and accountant certify that we have previously verified the statements contained under these financial statements and that they have been taken from the accounting books.

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
STATUTORY AUDITOR
T.P. No. 74138-T
Member of Deloitte & Touche Ltda.
(See attached report)

16/03/2010

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

STATUS OF CHANGES IN THE STOCKHOLDERS' EQUITY
FOR THE SEMESTER ENDED ON DECEMBER 31 AND JUNE 30, 2009
(In Million Pesos)

	Social capital	Legal reserve	Statutory and Occasional Reserves: Fiscal provisions	Available to the Assembly	Economic promotion	Economic capitalisation	Total	Non realised profits in Investments	Valorisations	De-valorisations	Result of former periods	Profit of the period	Stockholders' Equity
Balance as of December 31, 2008	$ 1,701.6	$ 641,627.2	$ 394,725.0	$ 133,449.3	$ 8.8	$ 4.4	$ 528,187.5	$ 207,542.0	$ 460,209.4	$ (13,633.2)	$ -	$ 127,466.1	$ 1,953,100.6
Transfer of Profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	127,466.1	(127,466.1)	-
Liberation of reserve for future distributions	-	-	-	(133,449.3)	-	-	(133,449.3)	-	-	-	133,449.3	-	-
Constitution of Reserves on Valuation of Investments Decree 2336/95	-	-	156.8	-	-	-	156.8	-	-	-	(156.8)	-	-
Constitution of reserve for future distributions	-	-	-	150,759.0	-	-	150,759.0	-	-	-	(150,759.0)	-	-
Dividend in cash of $528.0 per share on 159.420.858 ordinary shares and 10.741.134 preferential shares subscribed and paid as of December 31, 2008 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from April 2009.	-	-	-	-	-	-	-	-	-	-	(89,845.5)	-	(89,845.5)
Dividend in shares of $118.44 for each share on the 159.420.858 ordinary shares and of $118.44 for each share on the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend shall be paid in shares, at 1 share for each 110.581901199 ordinary shares and 1 share with preferential dividend and with no right to vote for each 110.581901199 preferential shares, subscribed and paid as of December 30, 2008. Payment of shares shall be made on April 1st, 2009 to whom has the capacity as stockholder at the time when payment is enforceable in conformity with in force regulations. To this end a total of 1.538.787 new shares, 1.441.654 ordinary shares and 97.133 preferential shares shall be issued. The unitary value of the shares to be delivered shall correspond to the average weighted value of the ordinary shares negotiated in the Stock Exchange on the week of January 19 to 23, 2009, $13.087.32	11.6	15,102.2	-	-	-	-	-	-	-	-	(15,113.8)	-	-
Dividends decreed in shares that were paid in cash at the request of the stockholders	-	-	-	-	-	-	-	-	-	-	(5,040.3)	-	(5,040.3)
Movement of the period	-	-	-	-	-	-	-	99,281.3	40,343.3	12,321.5	-	-	151,946.1
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	138,265.9	138,265.9
Balance as of June 30, 2009	$ 1,713.2	$ 656,729.4	$ 394,881.8	$ 150,759.0	$ 8.8	$ 4.4	$ 545,654.0	$ 306,823.3	$ 500,552.7	$ (1,311.7)	$ -	$ 138,265.9	$ 2,148,426.8
Transfer of profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	138,265.9	(138,265.9)	-
Liberation reserve for future distributions	-	-	-	(150,759.0)	-	-	(150,759.0)	-	-	-	150,759.0	-	-
Constitution Reserves on Valuation of Investments Decree 2336/95	-	-	26,874.4	-	-	-	26,874.4	-	-	-	(26,874.4)	-	-
Constitution reserve for future distributions	-	-	-	152,165.8	-	-	152,165.8	-	-	-	(152,165.8)	-	-
Dividend in cash of $642.0 per share on 160.543.030 ordinary shares and 10.772.923 preferential shares subscribed and paid as of June 30, 2009 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from October 2009.	-	-	-	-	-	-	-	-	-	-	(109,984.7)	-	(109,984.7)
Movement of the period	-	-	-	-	-	-	-	(206,278.6)	154,337.5	443.6	-	-	(51,497.5)
Profit of the period	-	-	-	-	-	-	-	-	-	-	-	520,095.8	520,095.8
Balance as of December 31st, 2009	$ 1,713.2	$ 656,729.4	$ 421,756.2	$ 152,165.8	$ 8.8	$ 4.4	$ 573,935.2	$ 100,544.7	$ 654,890.2	$ (868.1)	$ (0.0)	$ 520,095.8	$ 2,507,040.4

Notes attached are an integral part of the financial statements.

(*) The undersigned Legal Representative and accountant certify that we have previously verified the statements made under these financial statements and that said financial statements have been faithfully taken from the accounting books.

JOSE ELIAS MELO ACOSTA
PRESIDENT

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

WILLIAM ALEXANDER GALVIS GUZMAN
STATUTORY AUDITOR
T.P. No. 74138-T
Member of Deloitte & Touche Ltda.

CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
December 31st, 2009

CORPORACION FINANCIERA COLOMBIANA S. A.

Notes to the Financial Statements

December 31 and June 30, 2009

(Amounts stated in millions of Colombian Pesos, except anything to the contrary)

1. REPORTING ENTITY

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by Superintendencia Financiera under Resolution of October 18, 1961, a commercial incorporated company constituted on November 27, 1961 by means of public deed No. 5710 of Notary One of Cali, with a term of the corporation foressen until October 2nd, 2051, that may be extended by a simple decision of the Stockholders General Assembly.

By means of public deed No.12.364 of December 30, 2005 executed in Notary 18 of Bogota, the merger between Corporación Financiera del Valle S.A.(absorber entity) and Corporación Financiera Colombiana S.A.(absorbed entity) was formalised. In this same public deed the absorber entity modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from Cali city to Bogota and increased its authorised capital to $1.715.0.

With public deed No.10410 of Notary 71 of Bogotá, on December 26, 2007 the merger between Corporación Financiera Colombiana (absorber entity) and the company Proyectos de Energía S.A. (absorbed entity) was formalised, that was dissolved with no liquidation.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to these kind of credit entities by the Financial System Organic Statute or such other especial provisions or regulations that substitute, modify or addition it. In the performance of this purpose, the company may take all actions and execute all contracts in order to promote savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in those sectors on which it is authorized to extend its services, as granting them medium and long term financing and offering them especialised financial services that contribute to their development.

The Corporation has its main domicile in Bogota city and operates through its 5 regional offices and 5 agencies in different citis in the country, as of Decmeber 31st, 2009. The Corporation has no non-banking correspondents. As of December 31, 2009 the Corporation has 277 direct employees, 7 indirect employees and 24 temporary employees. It also has the following affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Gas Comprimido del Perú, Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructración, Estudios y Proyectos del Sol S.A., (former Inversora en Aeropuertos S.A.) and Industrias Lehner S.A. The financial statements attached include assets, liabilities and results of the General Direction and its branch offices. The consolidated financial statements have been prepared independently.

2. MAIN ACCOUNTING POLICIES

a. *Basic accounting* – The accounting system used by the Corporation is causation according with which revenues and expenses are recorded, regardless of whether they have been collected or paid in cash.

Interest and commissions collected in advance are recorded as deferred income.

b. *Available* - It records high liquidity resources of the Corporation, such as: cash, deposits in the Central Bank (Banco de la República), deposits in Banks both in nacional and in foreign currency and in other financial institutions both foreign and Colombian.

Overdrafts in bank current accounts constitute liabilities in favour of the respective bank institution and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, that have not been collected 6 months after being drawn, is re-classified in the passive account of drawn not collected cheques.

According with accounting instructions given by the Superintendence of Finance, financial entities in order to cover eventual losses originated by ítems pending to be clarified in banking conciliations, must provision non recorded extracted credit notes and accounted non extracted credit notes with more than 30 days when in national currency, and 60 days when in foreign currency of permanence in said conciliations.

c. *Repo Operations, simultaneous and of temporary transference of securities* – In repo operations, simultaneous and of temporary transfer of securities a securities and money exchange among the parties occurs. In the case of a securities temporary transference operation backed up by securities, exchange is made among securities.

In these operations, one of the parties, the transferer (or originator in the Ttv), gives these securities to the taker (receptor in the Ttv), and doing so, transfers the property of them. In exchange, the taker (or receptor in the Ttv) gives the money to the transferor or originator. In the securities temporary transfer (Ttv) backed up by securities, the receptor gives securities to the originator and when doing so, he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations and with it the counterparty shall be protected should a non compliance occur by who delivered the securities

According with the norm, securities shall remain recorded in the balance of who delivers them initially and this entity shall valuate them and acknowledge their risks. Also, cash flows that generate securities within the term of the operation shall be restored to whom delivered them initially in the operation

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor as the case may be, must re-classify within their balance all values they have delivered in a repo operation, a simultaneous operation or a temporary transfer of securities and additionally, they shall register them within their order accounts to disclose deliver of them.

The taker, the receptor or the originator as the case may be, shall register in their order accounts receipt of securities coming from all operations mentioned.

Entities participating in repo, simultaneous operations and of temporary transfer of securities shall register money resources product of these operations in their respective balances, as an obligation or right, according with their position.

Values transferred under repo operations, simulatenous operations or of temporary transfer of securities are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time of a non compliance with the corresponding operation or when one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or is part of global debt re-structuring agreements.

In such event, the transferor, originator or receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of the celebration of temporary transfer of securities, or repo or simultaneous operations that are again delivered due to any of such operations, are only recorded through order accounts.

When the operation through which securities were initially obtained takes place, the record made in order accounts shall be reverted.

When the taker, the originator or the receptor incur in an 'in short' position they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Yield of repo or simultaneous operations shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities in return for an amount of money, assuming in such act and time the compromise of transfering again the property to the "transferir" on the same day or in a future date and at a determined price for securities of the same kind and characteristics. This participant in the operation shall be called the "taker".

The passive position in a Repo or simultaneous operation is present when a person transfer the property of securities in return for the payment of an amount of money, assuming in that same action and momento the compromise of acquiring them again from its counterparty or to acquire from this counterparty securities of the same kind and characteristics on the same day or on a subsequent date and at a pre-determined price amount. This participant in the operation shall be called the "transferor".

Interbank funds – Interbank funds are those funds that a financial entity places (receives) in (from) another financial entity directly and with no investment transference or loan portfolio agreement. These are operations related to the corporate purpose that are agreed at a term of not more than thirty (30) common days, provided that with such operations the entity looks for taking advantage of excesses or substitute liquidity defects.

Interbank funds operations also include transactions called 'over-night', made with foreign banks using funds from the national financial institution.

d. *Investments* – It includes investments acquired by the Corporation in order to maintain a liquidity secondary reserve, of acquiring direct or indirect control on any financial sector company or technical services, of complying with legal or regulatory provisions, or with the exclusive purpose of significantly eliminating or reducing the market risk to which assets, liabilities or other elements of the financial statements are exposed.

The way on which the different types of investment are rated, valuated and accounted is as follows:

Clasificación	Plazo	Caracteristicas	Valoración	Contabilización.
Negotiable debt securities	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, thus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be held until maturity	Until maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of return calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished, they may re-classify to aforementioned categories on the first following business day.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these securities or low or minimum marketability securities or securities with no quotation are recorded according with the following procedure: The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale – participative securities	With no term	With low or minimum marketability, that have no quotation , securities the Corporation maintains in its capacity as controlling or home	Investments in participative securities are valuated: Participative securities issued and negotiated in Colombia, inscribed In the stock exchange; these investments are valuated based on the daily	Low or minimum marketability or with no quotation • The difference between the market value or the updated value of the investment and the value on which the investment has been recorded, is accounted as

Clasificación	Plazo	Características	Valoración	Contabilización
		office.	valuation price published by an authorised agent, Participative Securities issued and negotiated in Colombia, not inscribed in the stock exchange; they are valuated monthly and increased or decreased in the participation percentage of subsequent equity variations, calculated based on the last certified financial statements. Said financial statements shall be as of June 30 and December 31 of each year ot the most recent ones when known and with no more than 6 months of age and are duly certified.	follows: Should it be higher, Si es superior, in the first instante it decreases the provision or de-valorisation until it repletes and excess is recorded as à surplus for valorisation. Should it be less, it affects the surplus for valorisation until depletion and excess is recorded as a de-valorisation. • When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, the part accounted as surplus for valorisation is recorded as a revenue, with charge to the investment and such surplus is reverted. When dividends or profits are distributed in cash, the value accounted as surplus for valorisation is recorded as revenue, reverting such surplus and the dividend amount exceeding the same is accounted as a lower value of the investment. High and Medium Marketability Updating of the market value of high and medium securities or those quoting in foreign stock exchanges internationally recognised, are accounted as an accumulated non realised profit or loss, within equity accounts, with credit or charge to the investment. Dii¿vidends or profits distributed in kind or in cash, included those coming from the capitalisation of the equity re-valorisation account, are recorded as a

Clasificación	Plazo	Características	Valoración	Contabilización
				revenue up to the amount that corresponds to the investor. On profits or the issuer equity re-valorisation accounted by the issuer from the investment acquisition date, with charge to accounts receivable.
Negotiable Participative Securities			Investments in participative securities are valuated as follows: Participative securities issued and negotiated in Colombia, inscribed in the stock exchange, these investments are valuated based on the daily valuation price published by an authorised agent.	It is accounted as profit or loss within Status of Results, with deposit or charge to the investment.

Criteria for valuation of investments – The determination of the fair Exchange value or price of a security or bond shall take into account all necessary criteria to assure compliance with the purpose of investments valuation provided under Chapter I of External Circular Letter 100 of 1995 and in all cases as follows:

- Objectivity - The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect such price.

- Transparency and representativeness - The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security

- - Permanent evaluation and analysis – The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in the regulation mentioned.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

With External Circular Letter 030 of 2009 – The marketability index was eliminated as a valuation referring; this Circular Letter entered into force on August 24, 2009, and is at present the referring in investment valuation.

Periodicity of the evaluation and of the accounting recording. Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Reclassification of investments – In order to keep an investment within any of the rating categories provided under Chapter I of External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is part. At any time, the Superintendence may order the controlled entity to re-classify a security or bond, whenever it does not comply with the characteristics of the type on which it pretendes to be classified or said re-classification is required for a better disclosure of the financial condition of the investor.

Entities controlled may re-classify investments in conformity with the following provisions:

Re-classification of investments to maintain until maturity to negociable investments. Occasion for re-classifying securities or bonds of the investment to maintain until maturity category to the negociable investments category exists whenever any of the following circumstances occur:

- Significant deterioration in the issuer conditions, its home office, its subordinates or its related offices.
- Changes in the regulations that hinder maintaining the investment.
- Merger processes that lead to re-classification or the realisation of the investment, with the purpose of maintaining the previous risk position of interest rates or of adjusting to the loan risk policy previously established by the resulting entity.
- Other events not foreseen in the preceeding paragraphs, with previous express particular and concrete authorisation by the Superintendence.

Re-classification of investments available for sale to negotiable investments or investments to be maintained until maturity. There is occasion to re-classify securities or bonds of the category of investments available for sale to any of the other two categories when:

- The term foreseen under numeral 3.3 of Chapter I of the Accounting and Financial Basic Circular Letter, External Circular Letter 100 of 1995.
- The investor looses its capacity as parent or controlling company, or the main purpose to obtain profits for short term fluctuations of the price, from that date.

- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Accounting and Financial Basic Circular Letter, External Circular Letter 100 of 1995 be present.

- The investment goes from low or minimum marketability or with no quotation, to high or medium marketability. In this event, they shall only be re-classified from investments available for sale to negotiable investments.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations of them shall be taken into consideration. Consequently, non realised profits or losses shall be recognised as revenues or expenses on the day of re-classification.

In the situation on which an investment is re-classified, the correspondign entity shall inform the Superintendence on the re-classification made, at the latest within the following ten (10) common days following the date thereof, indicating the rehaznos for the decision and living details on its effect in the status of results.

Bonds or securities classified or re-classified with the purpose of being part of negotiable investments may not be re-classified again.

Provisions or losses for qualification of credit risk – The price of securities or debt instruments, and the price of securities and participative securities with low or minimum marketability or with no quotation, must be adjusted on each valuation date base don the crédito risk qualification, in conformity with the following provisions:

Except for the exceptional cases established by the Superintendence, securities or internal or external public debt securities or instruments issued or guaranteed by the Nation, those issued by the Central Bank, Banco de la Republica, and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN shall not be subject to the provisions of this numeral.

Issuing Bonds or securities with external ratings - Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers may not be recorded for an amount exceeding the following percentages of their nominal value net of amortisations made up to the valuation date:

Long term Rating	**Maximum value %**	**Short Term Rating**	**Maximum value %**
BB+,BB,BB-	Ninenty (90)	3	Ninenty (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 y 6	Zero (0)
DD,EE	Zero (0)		

Securities or bonds of non qualified issuers – For securities or debt securities with no external qualification, for securities or debt securities issued by entities not qualified, or for securities or participative securities, the provisions amount must be determined based on the methodology determined by the investor entity therefore. Such methodology must be previosuly approved by the Superintendence excercising control over the respective entity.

The price of securities and/or debt securities indicated under paragraphs c. and e. of numeral 6.1.1 and numeral 6.1.2, and that of securities and participative securities with low or minimum marketability or with no quotation, shall be adjusted in each valuation date based on the credit risk qualification.

Cases on which there are no fair exchange prices established according with paragraph a. of numeral 2.1, nor margins referred under paragraph b. of the same numeral, for the valuation day, but reference rates do exist."

Those securities that may not be valuated in conformity with the aforementioned paragraphs of this numeral shall be valuated exponentially from the internal return rate calculated subject to the provisions of numeral 6.1.2 of this norm, on which case the value for which the investment has been recorded must be taken as the purchase price. This procedure must be maintained until the value may be valuated subject to some of the paragraphs already mentioned.

Investor entities with no approved internal methodology for the determination of the provisions referred to under this numeral, shall be sibject to the following:

Categoría	**Riesgo**	**Características**	**Provisiones**
A	Normal	They meet the terms agreed in the security or title and count on an adequate payment capacity of capital and interest.	Does not apply.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Appreciable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	The net value can not be higher than forty percent (40%) of its net nominal value of amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative securities.

Categoría	Riesgo	Características	Provisiones
E	Un-collectable	Issues that according with their financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	The value of these investments shall be totally provided.

e. *Acceptances and Derivatives -*

Bank acceptances – It records the value of bank acceptances created by the Corporationon account of its clients and those created on its own account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and may only originate in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of Bills of Exchange, their value is accounted simultaneously in assets and liablities, as "bank acceptances in term" and if at maturity they are not submitted for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the goods, they are re-classified to the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

Derivatives – The Board of Directors is in charge of establishing and approving policies, objectives and procedures for the administration of risks inherente to the operations with derivatives and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Circular Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Operations with derivatives are defined as those financial operations that may be exercised to purchase or sale in the future, as foreign exchange, securities or financial futures on rates of exchange, interest rates or stock exchange indexes. The most common derivatives are term contracts or "forward", options, futures and swaps or financial exchanges.

All of them are operations with compliance in a future.

Within these operations, the term "subjacent" is used to make reference to assets, reference rate or index rate which price movement determines the value of a derivative.

Existing risks when aperations with derivatives are made. – Operations with derivatives are financial operations and thus are subject to the evaluation for solvency, market, counterparty, operating and juridical risks.

Solvency risk – Is the loss contingency due to deterioration in the financial structure of the issuer or guarantor of a security that may generate a decrease in the value of the investment or in payment capacity, total or partial, of yield or of investment capital.

Market risk - Market risks depend on the behaviour of assets, rate or reference index. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterparty risk - Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk.

Operating risks - Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical/legal risk – The accelerated development and constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The juridical risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.

Risk profile - The Corporation has established a Treasury Products Manual where each of the authorised treasury operations is listed in detail, among which are Derivative products.

The Corporation has denominated its risk profile as speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk Area, that reports monthly compliance to the Board of Directors.

Operations with derivatives are financial operations and as such they are subject to evaluation for market risks, solvency and juridical risks defined in Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposition is calculated according with annex 4 of External Circular Letter 025 of 2008. Notwithstanding, volatility used by the Corporation for the calculation of the credit exposition of derivatives and Spot operations with DVP compliance is based on External Circular Letter 076 of 2000, as follows:

Term by days	Fixed Revenue	Foreign Exchange
Intraday	1,23%	1,12%
1 to 90	5,2%	10,6%
91 to 180	7,4%	15,0%
Greater than 180	10,8%	21,2%

Should real volatility be higher than that used in the former table, real volatility plus an additional 10% shall be applied.

For real volatility it is understood that volatility calculated with the history of the TRM, (Market Representative Rate) for foreign Exchange and the IDP (Public Debt Index Pública) for fixed rate, in a mobile window according with the term analysed.

Derivative products authorised by the Superintendence of Finance of Colombia are valuated according with the provisions of External Circular Letter 025 of 2008.

Derivative products authorised to celebrate operations at the Treasury of the Corporation are the following: Forwards on Securities, Forwards on Foreign Exchange, Forwards peso-American dollar, Forward foreign exchange X– foreign exchange Y, European Options on Foreign Exchange, European Options on Securities, Currency Swaps, Interest Rate and Future Swaps.

Operations with Derivatives may only be done with customers with available quota.

Authorised traders to make operations with derivatives shall be those certified as derivative operators AMV.

Corficolombiana has a technologic platform that allows recording and registration of operations agreed with customers.

The Treasury Back Office is the area in charge of confirming compliance with derivative operations with customers.

No derivative that has not been authorized by Corficolombiana may be negotiated.

Risk concentration limits are established as follows:

- Market risk as function of the loss limit of 100 basic points of the peso/dollar Forward portfolio.
- Liquidity Risk as function of the concentration of peso/dollar Forward Delivery and Non Delivery maturities.
- Credit Risk as function of quotas established by theBoard of Directors that are previously recommended by the credit committee.
- Operating Risk as function of inherent and residual risk maps established for Derivative products.

Accounting of Derivative financial instruments with speculation purposes - Derivative financial instruments with speculation purposes are accounted in the Corporation Balance, from the date of their celebration, for their fair exchange price. When in the initial date the value of contracts is zero, that is that no payments or physical deliveries are made among the parties, the state of results is not affected. In subsequent valuations, variations in the exchange fair price must be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Independently from if the accumulated variation of the exchange fair price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), said variation is daily revealed in the status of results in the corresponding income or expenses sub-account where the derivative financial instrument is to be recorded, whether an accumulated profit or an accumulated loss. The same happens with each of the derivative financial instruments negotiated.

Accounting of derivative instruments, established under Resolution 1420 of September 2008, that entered in effect from July 1st, 2009, was postponed by External Circular Letter 023 of 2009 and shall apply from January 1st, 2010.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the evaluation and permanent control of specific risks of those operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Parameters cosen for the valuation - Parameters chosen shall be maintained during the fiscal period; if for the following fiscal period the entity wants to modify them, the entity shall inform the Superintendence of Finance at least one month in advance.

Time limit to make operations with derivatives - All operations with derivatives shall be made with a term of more than three (3) business days, from the date agreed as the beginning of the operation and the compliance or settlement date, except those foreign exchange purchase and sale operations ruled by the Board of Directors of Banco de la República under Resolution 4 of 1999, on which compliance date for their compliance shall be within the immediately following two (2) business days.

f. *Realisable goods and goods received as Dayton in payment* – It records the value of goods received by the Corporation in payment of due balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically made, and movibles, stock and participations base don the market value.

Goods received as dation in payment represented in securities are appraised and accounted for according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment, the following conditions shall be taken into account:

- The initial record is made according with the value determined in the legal award or that agreed between the debtors.

- When the good received as dation in payment is not in disposal conditions, its cost is increased in the necessary expenses incurred for the sale.

- Should between the value on which the good is received and the value of the loan to be paid a balance to the favour of the debtor results, this difference is accounted as an account payable; should the value of the good not be sufficient to cover the total obligation, a provision is constituted of a value equivalent to said difference.

g. *Provision realisable goods and goods received as dation in payment* – Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of goods received as dation in payment, according with the recovery history on goods sold, including expenses incurred in the recipt, maintenance and sale of those goods, and the grouping of the goods in common categories to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For real estate, within the following year to the reception of a good, a provision equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment is constituted; this provisions must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of the value on books before provisions of the good received in payment.

Once the legal term for sale has expired, eith no authorisation for an extensión, the provision must be of one hundred per cent (100%) of the remaining value on books. Should an extension be awarded, thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the goods received as dation in payment (BRDP) provisions that correspond to investment securities, these are constituted under the criteria established under Chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

h. *Property and equipment* – It records tangible assets acquired, built or under importation, construction or mounting process, that are permanently used in the development of the business and with a useful life that exceeds one (1) year. It includes direct and indirect costs and expenses caused until when the asset is in using conditions.

Additions, improvements and extraordinary repairs that that raise significantly assets useful life are recorded as greater value and disbursements for maintenance and repairs made for the conservation of these assets are charged to expenses as made.

Depreciation is recorded using the straight line method and according with the estimated number of useful life years of the assets. Annual depreciation rates for each of the asset items are the following:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

i. *Branches and agencies* – It records the movement of operations made between the General Direction and the Agencies.

Balances are conciliated monthly and pending entries resulting are regularised in a term not greater than thirty (30) calendar days.

Net balances are re-classified at the accounting closing, that reflect branches and agencies' sub-accounts, to active or passive accounts, and the corresponding revenues and expenses are recognised.

j. *Prepaid expenses* – Prepaid expenses correspond to disbursements incurred by the Corporation during its activity, and which Benedit is received in various periods, may be recoverable and suppose the successive execution of services to be recieved.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.
- Insurance during the term of the policy.
- Maintenance of equipment and computer programs during the term of the contract.
- Connection and data transference insurance Turing the periodo n which services are received.
- The other prepais expenses during the period on which services are received or expenses and costs are caused.

k. *Deferred charges* – Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is acknowledged from the date on which they contribute to income generation.

- Refurbished in a period not greater than two (2) years.
- Computer programs in a period not grater than three (3) years, nevertheless, when talking about advanced technology sorftware that constitute a global platform that allows the future growth of the company accroding with market progress and with development or acquisition costs higher than 30% of the technical equity of the corresponding entity, including the hardware, prior opinión of the Superintendence of Finance, it may be defined at five (5) years from the momento on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquotes.
- Expenses incurred in research and development of Studies and projects shall be deferrable provided that attributable expenses may be identified separately and their technical feasibility is demonstrated, their amortization shall be made in a period of not more than two (2) years.

- Deferred charges resulting from improvements to property in leasing shall be amortised in the period that is less than the termo f the respective contract (not including extensions), and its probable useful life.

- Office utensils and stationary according with actual consumption.

- Property tax suring the prepaid fiscal term.

- Deferred charges resulting from publicity and propaganda shall be amortised during a period equal to the period established for the accounting period, this is during six (6) months provided erogations exceed twenty (20) monthly minimum salaries. Notwithstanding, for advertising and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation period shall not exceed a three (3) years term; it all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations mentioned.

- Disbursements corresponding to ocasional advertising and propaganda, independent fromt the amount, shall not be susceptible to be deferred.

- Contributions and affiliations, during the corresponding prepaid period..

- Fees paid for byproducts during the contract period.

- The remaining concepts are amortised during the estimated recovery period of the erogation or of attainment of benefits expected.

l. *Rights in Trusts* – Recorded within other assets, it includes rights generated by virtue of the execution of mercantile trust agreements that grant the trustor or beneficiary the possibility of exercising them according with the formal act or the law.

Trust rights were adjusted for inflation up to December 31st, 2000 in accordance with the nature of the transferred good.

According with the type of asset, they are subject to evaluation rules and to provision constitution rules, and for legal ceilings.

m. *Valorisations -*

Assets object of valorisation –

- Investments available for sale in participative securities.

- Property and equipment, specifically real estate.

- Art and culture goods.

Accounting – Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value on which the investment has been recorded, the difference shall affect in the first place the provision or devalorisation until exhausted and any excess shall be recorded as a surplus for valorisation.

Valorisations of real estate are determined confronting the real estate net cost with the value of the commercial appraisals made by persons or companies of recognized specialty and independence.

In the event of a devalorisation and according with caution standards, for each individual property a provision is constituted.

Valorisation of art and cultural goods is recorded considering the conservation condition ot the works, their originality, size, technique and price of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

n. *Anticipated income* – Anticipated income corresponds to commissions received in advance, that are amortised based on their causation; also recorded in this item are profits in good sales on credit that are caused on income as they are being collected.

o. *Retirement pensions* - The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained. With respect to the Corporation the actuarial calculation is completely amortised.

   Payment of retirement pensions is charged against the constituted provision.

p. *Income Tax* - The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied.

q. *Estimated liabilities and provisions*- The Corporation records provisions to cover estimated liabilities, taking into account that:

   - An acquired right exists and consequently, a contracted obligation,
   - Payment is enforceable or probable, and
   - The provision is justifiable, assessable and verifyable.

   In the same way, it records values estimated resulting from taxes, contributions and affiliations.

r. *Conversion of transactions in foreign currency* – Operations in foreign currency different to the dollar are converted into American dollars and then re-stated in Colombian pesos, at the market representative rate calculated on the last business day of the month. As of December 31st and June 30, 2009 market representative rates were $2.044.23 and $2.145.21 respectively. (Amounts in Colombian pesos).

s. *Contingent Accounts* - Operations by means of which the Corporation acquires a right or assumes an obligation that are conditioned to the occurrence or not of a fact, depending of future, eventual or remote factors are recorded hereunder.

t. *Order/Memorandum Accounts* - Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

u. *Net profit per share* – In order to establish net profit per share the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of December 31st and June 30, 2009, the weighted average of circulating stock was 171.315.953 and 170.738.972 respectively.

v. *Cash flows status* – As provided by Article 120 of Decree 2649, the Corporation prepares the cash flows status using the indirect method that incluyes conciliation of the net profit of the year and cash provided by operating activities.

w. *Main differences between especial norms and accounting norms generally accepted in Colombia.* – Especial accounting norms established by the Superintendence of Finance present some differences with accounting norms generally accepted in Colombia. These differences are as follows:

Property, plant and equipment – Accounting norms generally accepted determine that as of the closing of the period net value of properties, plant and equipment, with an adjusted value higher than twenty (20) monthly legal minimum salaries, shall be adjusted to its realisation value or its present value, recording necessary valorizations and provisions, whilst especial norms do not pose conditions for this type of assets.

Bonus on share placing – The especial norm establishes that the bonus on share placing is recorded as part of the legal reserve, whilst the generally accepted norm establishes that it is accounted separately within the equity.

3. AVAILABLE, NET

	December, 31 2009	June 30, 2009
Legal currency:		
Banco de la República	$ 75.025,8	$ 8.373,7
Banks and other financial entities	97.385,5	32.434,2
	172.411,3	40.807,9
Foreign currency:		
Cash	7,1	4,8
Banco de la República	12,8	13,5
Banks and other financial institutions	34.767,2	124.358,8
	34.787,1	124.377,1
	207.198,4	165.185,0
Provision	(8,5)	(2,0)
	$ 207.189,9	$ 165.183,0

The provision recorded corresponded to debit notes pending to be accounted greater than 30 days as of December 31 and June 30, 2009 for $8.5 and $2.0 respectively.

No other restrictions existed on the available, additional to the reserve deposited in the Central Bank, Banco de la República.

4. ACTIVE POSITIONS IN MARKET OPERATIONS

	December 31 2009 Balance	Rate		June 30 2009 Balance	Rate	
Inverstments in simultaneous operations	708.923,9	2,5	(1)	$ 15.915,0	5,18	(1)
	$ 708.923,9			$15.915,0.0		

(1) It corresponds to the weighted average rate of in force operations in legal currency as of the closing of the period.

The aforementioned amounts are not subject to restrictions nor limitations.

Should a non compliance occur, the Corporation is backed with the transference in ownership of securities negotiated.During the periods corresponding to the semesters ended on Decmeber 31st and June 30 of 2009 no non-compliances occurred.

5. INVESTMENTS, NET

	December 31, 2009	June 30, 2009
Negotiable in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	$ 321.019,9	$ 167.263,9
External public debt securities issued or guaranteed by the Nation	1.756,8	38.852,6
Other public debt securities	14.600,0	-
Securities issued, guaranteed or indorsed by FOGAFIN	195,1	220,0
Securities with credit content derived from tenure processes of mortgage portfolio	6.694,1	7.573,0
Securities with credit content derived from subyacent tenure processes different from mortgage portfolio	40.719,1	40.019,2
Securitis issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance	97.350,9	13.107,0
Securities issued by entities not under the control of the Superintendence of Finance	2.146,8	9.004,2
Securities issued, indorsed and guaranteed by Foreign Banks	23.690,3	-
Total negotiable investments debt securities	$ 508.173,0	$ 276.039,9

	December 31, 2009	June 30, 2009
To maintain until maturity:		
Internal public debt securities issued or guaranteed by the Nation	219,6	501,0
Total to maintain until maturity	$ 219,6	$ 501,0
Available for sale in debt securities:		
Internal public debt issued or guaranteed by the Nation	$ 188.238,9	$ 336.656,6
External public debt securities issued or guaranteed by the Nation	95.429,9	99.953,8
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio	20.913,8	-
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance	49.284,6	82.423,6
Securities issued by entities not under the control of the Superintendence of Finance	132.465,2	74.820,5
Total available for sale in debt securities	$ 486.332,4	$ 593.854,5
Investment re-purchase rights:		
Negotiable in debt securities		
Internal public debt securities issued or guaranteed by the Nation	505.251,1	46.545,1
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance	9.504,6	20.927,1
Securities issued by entities not under the vigilance of the Superintendence of Finance (including bonds to be obligatory or optionally converted to stock)	6.512,0	2.122,7
To maintain until maturity:		
Internal public debt securities issued or guaranteed by the Nation	55.024,0	54.925,8
Other public debt securities	45.822,3	41.171,33
Available for sale in debt securities:		
Internal public debt securities issued or guaranteed by the Nation	584.102,1	302.729,1
Total investment re-purchase rights	$ 1.206.216,1	$ 468.421,1

Negotiable – Participative securities

	December 31, 2009 Social Capital	Particip. %	Market Value
In the real sector			
Tableros y Maderas de Caldas (*)	$ 35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (**)	664.992	3,81%	382.173,3
In joint portfolios			40.492,6
			$ 440.629,3

(*) In September 3, 2009, the Corporation made the decision to re-classify Tableros y Maderas de Caldas S.A. from Investment Available for Sale to Negotiable Investment. This re-classification generated the record of a revenue of $12.106.4 that was accounted in the status of results under the realized profits item. This re-classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned recording was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

(**) In November 11, 2009, due to a change in marketability, Empresa de Energía de Bogotá was re-classified from Investment Available for Sale to Negotiable Investment. This re-classification generated the recording of a revenue for $71.410.4 that was accounted in the status of results under the Valuation of Negotiable Investments item. This re-classification was informed to the Superintendence of Finance and acknowledgement of the aforementioned revenue was based on literal d) of numeral 4.2.and paragraph 1 of the same numeral of Chapter I of External Circular Letter 100 of 1995.

	June 30, 2009 Social Capital	Particip.%	Market Value
In the real sector			
Enka de Colombia S.A.	117.737,2	0,35	$ 293,4
In joint portfolios			43.364,5
			$ 43.657,9

In June 2009, the Corporation decided to re-classify the investment of Enka de Colombia S.A. from available for sale to negotiable investment. The effect in the status of results was a loss of ($2.110.7). In the same way, the investment in Banco de Occidente S.A. was re-classifed from Negotiable to Available for Sale, due to a change in marketability because it went from medium to low marketability.

Investments available for sale participative securities with low or minimum marketability -

December 2009

	Equity Value	No. Shares	Participation %	Acquisition cost	Adjusted Cost	Market Value	(**)	Valorisations	De-valorisation	Provision
Banco Corficolombiana (Panama) S.A	USD$7.100,0	6.019.000	100,00%	$ 12.126,8	$ 12.304,2	$ 14.514,1	1	$ 2.209,9	$ -	$
Colombiana de Licitaciones y Concesiones Ltda.	32.980,0	2.144.194	99,99%	16.836,1	22.235,0	32.980,0	1	10.745,0	-	
Estudios y Proyectos del Sol S.A. (Antes Inversora en Aeropuertos S.A.) (a)	-	9.014.247	99,99%	9.014,2	9.014,2	-	-	-	-	
Organización Pajonales S.A.	116.534,3	1.232.798	94,99%	24.757,9	36.853,2	110.700,7	1	73.847,5	-	
Tejidos Sintéticos de Colombia S.A.	22.524,7	52.786.049	94,99%	13.648,7	15.688,9	21.396,2	1	5.707,3	-	
Valora S.A.	37.154,9	233.001.965	94,95%	22.110,9	29.576,9	35.270,1	1	5.693,2	-	
Estudios Proyectos e Inversiones de los Andes S. A.	83.591,3	31.665.997	94,87%	52.437,5	40.980,3	79.306,8	1	38.326,5	-	
Leasing Corficolombiana S.A.	69.849,5	157.534.554	94,50%	34.841,6	59.286,5	66.007,8	1	6.721,3	-	
Fiduciaria Corficolombiana S.A.	48.182,6	25.487.912	94,50%	25.427,4	31.321,8	45.532,6	1	14.210,8	-	
Proyectos de Infraestructura S.A.	113.785,5	34.389.667	88,25%	105.204,7	68.375,9	110.591,4	1	42.215,5	-	
Hoteles Estelar de Colombia S.A.	169.320,3	26.465.670	84,91%	71.824,8	51.883,4	143,861,7	1	91.978,2	-	
Promotora y Comercializadora Turística Santamar S.A.	15.756,5	321.171.626	84,55%	10.973,4	9.500,2	11.196,3	1	1.696,1	-	
Gas Comprimido del Perú (a)	-	10.103.722	80,00%	7.949,4	7.949,4	-	-	-	-	
Plantaciones Unipalma de los Llanos S.A.	89.542,4	1.515.383.414	54,53%	19.174,3	17.277,9	48.827,3	1	31.549,4	-	
Industrias Lehner S.A.	26.292,5	24.111.680	49,83%	12.652,8	12.652,9	13.101,5	2	-	-	2.530
Leasing de Occidente S.A.	234.783,8	429.474.513	45,24%	56.009,3	81.063,2	106.219,5	1	25.156,3	-	
Pizano S.A.	194.862,9	25.912.113	39,99%	31.503,4	30.951,7	59.872,4	3	28.920,7	-	
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa (c)	28.372,8	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	1	94,6	-	
Futbolred.com S.A. (b)	-	120.000	35,67%	361,6	361,6	-	-	-	-	361
Concesionaria Tibitoc S.A.	44.355,4	9.086.933	33,33%	12.799,5	9.822,7	14.311,3	3	4.488,6	-	
Aerocali S.A.	17.144,1	126.654	33,33%	2.258,5	2.473,6	5.534,9	1	3.061,3	-	
Colombiana de Extrusión S.A. Extrucol	21.993,7	315.420	20,00%	2.526,0	1.784,8	4.422,9	2	2.638,1	-	
Compañía Aguas de Colombia	6.232,0	560.000	20,00%	448,4	1.096,7	1.247,5	3	150,8	-	
Sociedad Transportadora de Gas del Oriente S.A.	70.657,3	81.076.953	20,00%	3.705,6	10.277,5	14.140,1	1	3.862,6	-	
Other companies with participation of less than 20% (*)					845.226,3			237.236,1	868,1	5.913
Total Investments Available for Sale participative securities with low, minimum marketability					1.420.774,1			$ 630.509,8	$ 868,1	$ 8.805

(*) Variation of investments with participation of less than 20% with respect to June 2009 corresponds, among other, to: the re-classification made of Promigas S.A with an adjusted cost ($663.4, with a participation of 14.39% as it appears in note 18.

(a) They do not present equity value because they are recently created companies.

(b) No equity value appears because the Corporation has no information updated as of December 2009. This investment is totally provisioned.

(c) In October 2009, Valores de Occidente merged with Casa de Bolsa creating the company Empresa Casa de Bolsa Sociedad Comisionista de Bolsa, therefore the value of the tw compnies as of October 2009 was taken as adjusted cost.

(**) It corresponds to the dates of the certificates used for investments valuation based on equity variations.

(1) Equity value as of November 30, 2009.
(2) Equity value as of October 31, 2009.
(3) Equity value as of September 30, 2009.

With high and medium marketability	Social Capital	No. of shares	particip. %	Acquisition Cost	Value in the Stock Exchange	Market Value
With high liquidity						
Bolsa de Valores de Colombia (Colombian Stock Exchange)	18.672,8	628.047.243	3,36%	11.471,2	29.50	$ 18.527,4
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
Total investments available for sale in participative securities with haig and medium marketability						120.504,3
Total investments available for sale						$ 1.541.278,4

Investments available for sale participative securities with low or minimum marketability –

June 2009

	Equity Value	No. of Shares	Participation %	Acquisition Cost	Adjusted Cost	Market Value	(*)	Valorisations	De-valorisation	Provisión
Banco Corficolombiana (Panama) S.A.	USD$ 5.753,7	6.019.000	100,00%	$ 12.126,8	$ 12.912,0	$ 12.343,0	1	$ -	$ 569,0	$ -
Colombiana de Licitaciones y Concesiones Ltda.	30.085,0	1.964.422	99,99%	16.836,1	20.437,2	30.084,9	1	9.647,7	-	-
Organización Pajonales S.A	116.549,4	1.232.798	94,99%	24.757,9	36.853,2	110.715,1	1	73.861,9	-	-
Tejidos Sintéticos de Colombia S.A.	22.293,7	52.786.049	94,99%	13.648,7	15.688,9	21.176,7	1	5.487,8	-	-
Inversora en Aeropuertos S.A. (a)	8,2	14.247	94,98%	14,2	14,2	-		-	-	-
Valora S.A.	32.655,8	233.001.965	94,95%	22.110,9	29.576,9	30.998,2	1	1.421,3	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	85.186,1	31.665.997	94,87%	52.437,5	40.980,3	80.742,9	1	39.762,6	-	-
Leasing Corficolombiana S.A.	67.393,0	152.795.280	94,50%	34.841,6	57.277,0	63.686,4	1	6.409,4	-	-
Casa de Bolsa Corficolombiana S.A.	11.493,0	1.564.053	94,50%	4.286,5	10.557,8	10.993,9	1	436,1	-	-
Fiduciaria Corficolombiana S.A.	40.412,0	21.147.017	94,50%	25.427,4	23.455,2	38.189,5	1	14.734,3	-	-
Proyectos de Infraestructura S.A.	110.906,1	34.389.667	88,25%	105.204,7	68.375,9	108.050,3	1	39.674,4	-	-
Hoteles Estelar de Colombia S.A.	160.481,9	25.829.512	84,91%	71.824,8	48.435,3	136.356,3	1	87.921,0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16.137,6	320.989.826	84,55%	10.973,4	9.498,6	11.517,0	1	2.018,4	-	-
Gas Comprimido del Perú (a)	4,195.8	10.103.722	80,00%	8.342,0	8.342,0	-		-	-	-
Plantaciones Unipalma de los Llanos S.A.	62.083,7	1.454.285.709	54,53%	19.174,3	16.666,9	33.853,9	1	17.187,0	-	
Industrias Lehner S.A.	27.438,7	24.111.680	49,83%	12.652,8	12.652,9	13.672,7	1	-	-	2.530,5
Valores de Occidente S. A.	3.146,9	1.162.713	48,99%	2.357,3	2.257,4	1.537,1	1	-	720.3	-
Leasing de Occidente S.A.	219.585,5	419.821.380	45,24%	56.009,3	78.733,7	99.343,5	1	20.609,8	-	-
Pizano S.A.	192.015,0	25.912.113	39,99%	31.503,4	30.951,7	58.733,6	2	27.781,9	-	-
Futbolred.com S.A. (b)	-	120.000	35,67%	361,6	361,6	-		-	-	361,6
Concesionaria Tibitoc S.A.	43.326,4	9.086.933	33,33%	12.799,5	9.822,7	13.968,3	2	4.145,6	-	-
Aerocali S.A.	14.203,7	126.654	33,33%	2.258,5	2.473,6	4.554,9	1	2.081,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	65.826,7	81.076.953	20,00%	3.705,6	10.277,5	13.174,0	1	2.896,5	-	-
Colombiana de Extrusión S.A. Extrucol	19.039,3	315.420	20,00%	2.526,0	1.784,8	3.832,0	1	2.047,2	-	-
Compañia Aguas de Colombia	6.148,6	560.000	20,00%	448,4	1.096,7	1.230,8	3	134,1	-	-
Other Companies qith participation of less than 20%					330.234,9			119.025,4	22,4	5.918,4
Total Investments available for sale participative securities with low, minimum marketability					$ 879.718,9			$ 477.283,7	$ 1.311,7	$ 8.810,5

(a) Do not present equity value because they are recently created companies.
(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a junio de 2009. Esta inversión está totalmente provisionada.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Equity value as of May 31st, 2009.
(2) Equity value as of March 31st, 2009.
(3) Equity value as of December 31st, 2008.

With high nad medium marketability

	Social Capital	No. of Shares	Particip. %	Acquisition cost	Value in Stock Exch.	Value in market
With high marketability						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88%	$ 4.226,6	$ 5,48	$ 16.544,4
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36%	11.471,2	27,02	16.585,2
	18.249,5	14.237.438	0,0%	-	25,79	367,2
With medium marketability						33.496,8
Promigas S.A.	13.298,5	19.123.532	14,39%	480.780,9	39.804	761.193,1
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	2.920	53.364,2
						814.557,3
Total investments available for sale						848.054,1
						$ 1.727.773,0

No economic or legal restrictions exist on Investments.

The Corporation evaluated and rated under credit risk all investments in participative securities except investments made in securities as high and medium marketability informed by the Superintendence of Finance. The following is the result:

	Qualification/Rating		Provision for Credit Risk	
	December 2009	June 2009	December 2009	June 2009
Aerocali S.A.			$ -	$ -
Alimentos derivados de la Caña S.A			-	-
Aquacultivos del Caribe S.A.			477,4	477,4
AV Villas			-	-
Banco Corficolombiana (Panamá) S.A.			-	-
Banco de Occidente			-	-
Bladex S.A.			-	-
C.I. Yumbo S.A.			-	-
Caribú Internacional S.A.			782,3	782,3
Cámara de Compensación de Divisas de Colombia S.A.			-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.			-	-
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.			-	-
Colombiana de Extrusión S.A. Extrucol			-	-
Colombiana de Concesiones y Licitaciones Ltda.			-	-
Colombina S.A. (1)	-	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá (2)	-	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361,6	361,6
Estudios y Proyectos del Sol S.A. (Antes Inversora en Aeropuertos S.A.)	A	A	-	-
Gas Comprimido del Perú	A	A	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Inducarbón	E	E	1,1	1,1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	B	B	2.530,5	2.530,5
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	101,5	106,4
Petróleos Nacionales S.A.	E	E	257,3	257,3
Pizano S.A.	A	A	-	-
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3,8	3,8
Promigas E.S.P. (3)	A	-	-	-
Promisión Celular S.A. Promicel	C	C	1.306,5	1.306,5
Promotora de Inversiones Ruitoque S.A.	B	B	198,4	198,4
Proenergía Internacional S.A.	A	-		
Promotora y Comercializadora Turística Santamar S.A.	A	A	-	-

	Qualification/Rating		Provision for Credit Risk	
	December 2009	June 2009	December 2009	June 2009
Promotora la Alborada S.A.	E	E	316,3	316,3
Promotora la Enseñanza S.A.	E	E	69,8	69,8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	E	2.399,1	2.399,1
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.(4)	-	A	-	-
Sales and Services	A	A	-	-
			8.805,6	8.810,5
Debt securities provision			1.843.2	2.295,4
Total provisions			$ 10.648,8	$ 11.105,9

(1) See Note 7 numeral 2.

(2) On November 11, 2009 Empresa de Energía de Bogotá was reclassified for change in marketability from Investment Available for Sale to Negotiable Investment.

(3) On August 2009, the investment that the Corporation owns in Promigas E.S.P. was re-classified to Available for Sale "medium marketability" to "low marketability", due to a change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009 and in compliance with the provisions of numeral 6.2.of Chapter I of External Circular Letter 100 of the Superintendence of Finance. Such re-classification originated an income net effect in the status of results for the second half of 2009 for $260.834.8 recorded in the Realised Profit in Investments Available for Sale item. The re-classification was informed to the Superintendence of Finance.

(4) On October 2009, Valores de Occidente merged with Casa de Bolsa.

Investments Provision

	December 31, 2009	June 30, 2009
Initial balance	$ 11.105,9	$ 8.893,0
Plus:		
Provision charged to expenses of the period	674,9	6.360,5
	11.780,8	15.253,5
Minus:		
Provision Reimbursements	1.127,0	4.142,7
Adjustment in change	5,0	4,9
Final balance	$ 10.648,8	$ 11.105,9

The following is the investments maturity:

Potfolio Maturity as of December 31, 2009

	From 0 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	General Total
Consolidated portfolio							
Negotiable	$ 2.034	$ 50.280	$ 1.194	$ 49.630	$ 26.165	$ 900.138	$ 1.029.441

Continue...

	From 0 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	General Total
Available	-	-	-	-	7.324	1.072.812	1.070.518
At Maturity	11.289	-	-	12.075	22.458	55.244	101.066
General Total	13.323	50.280	1.194	61.705	55.947	2.028.194	2.201.025
Forward purchase consolidated securities							
Rights	5.185,8	-	-	-	-	-	5.185,8
Obligation	(5.191,6)	-	-	-	-	-	(5.191,6)
Total	(5,8)	-	-	-	-	-	(5,8)
Forward purchase foreign currency							
Rights	1.309.526,5	508.817,6	256.677,0	79.150,6	98.706,8	-	2.252.878,5
Obligation	(1.285.561,0)	(497.171,7)	(252.913,7)	(77.117,6)	(98.609,7)	-	(2.211.373,7)
Total	23.965,5	11.645,9	3.763,3	2.033,0	97,1	-	41.504,8
Forward purchase foreign currency							
Rights	1.386.829,8	216.419,8	493.651,5	251.408,1	104.844,3	55.065,9	2.508.219,4
Obligation	(1.401.370,5)	(206.811,8)	(493.381,9)	(256.160,2)	(97.828,6)	(56.411,8)	(2.511.964,8)
Total	(14.540,7)	9.608,0	269,6	(4.752,1)	7.015,7	(1.345,9)	(3.745,5)

Maduración portafolio a junio 30 de 2009

	From 0 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	General Total
Consolidated portfolio							
Negotiable	$ 5.111	$ 50.990	$ -	$ 14.590	$ 17.318	$ 257.625	$ 345.635
Available	-	-	-	-	-	896.584	896.584
At maturity	6.580	202	535,0	10.406	23.448	55.427	96.598
General Total	$ 11.691	$ 51.193	$ 535,0	$ 24.996	$ 40.766,0	$ 1.209.636	$ 1.338.817
Forward purchase consolidated securities							
Rights	$ 5.201,2	$ -	$ -	$ -	$ -	$ -	$ 5.201,2
Obligation	5.207,4	-	-	-	-	-	(5.207,4)
Total	$ (6,2)	$ -	$ -	$ -	$ -	$ -	$ (6,2)
Forward sale consolidated securities							
Rights	$ 5.211,9	$ -	$ -	$ -	$ -	$ -	$ 5.211,9
Obligation	(5.201,2)	-	-	-	-	-	(5.201,2)
Total	$ 10,7	$ -	$ -	$ -	$ -	$ -	$ 10,7
Forward purchase foreign currency							
Rights	$ -	$ -	$ -	$ 243.935,5	$ 1.572.522,5	$ 28.217,9	$ 1.844.233,8
Obligation	-	-	-	(246.397,1)	(1.598.484,1)	(30.940,6)	(1.875.821,9)
Total	$ -	$ -	$ -	$ (2.903,6)	$ (25.961,7)	$ (2.722,7)	$ (31.588,1)
Forward sale foreign currency							
Rights	$ -	$ -	$ -	$ 196.764.9	$ 2.027.417.8	$ 198.970.5	$ 2.423.153.2
Obligation	-	-	-	(194.585.1)	(1.935.149.7)	(185.186.1)	(2.314.920.9)

Continue...

	From 0 to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	General Total
Total	$ -	$ -	$ -	$ 2.179,4	$ 92.268,0	$ 13.784,4	$ 108.232,3

6. ACCEPTANCES, CASH OPERATIONS AND DERIVATIVES

	December 31, 2009	June 30, 2009
Rights cash operations	$ 94.519,9	$ 13.094,8
Obligations cash operations	(94.442,0)	(13.088,4)
Rights forward operations	4.766.283,5	4.230.540,0
Obligations forward operations	(4.728.530,0)	(4.153.979,6)
Future sales rights	48.527,8	34.165,3
Future sales obligations	(48.527,8)	(34.083,5)
Swap rights	-	687.718,8
Swap obligations	-	(685.239,7)
	$ 37.831,4	$ 79.127,7

The Corporation has defined that it has to cover its risk for the difference in change product of its own position (assets less liabilities in foreign currency) what leads to make operations by means of carrying out future contracts and operations with derivatives when the market situation is worth it.

List of comparative average balances on obligations, Rights, profit and loss:

	December 31, 2009				June 30, 2009			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variation %
Rights								
Foreign currency	$2.882.586,1	0,72	2.387.020,9	(0,54)	$2.861.964,2	11,13	$ 2.399.872,8	1,34
Securities	4.858,5	(14,92)	3.866,6	(44,12)	5.710,5	(0,33)	6.920,0	45,85
	$2.887.444,6		$2.390.887,5		$2.867.674,7		$ 2.406.792,8	
Obligations								
Foreign currency	2.797.729,5	(4,01)	2.394.864,5	0,86	$2.914.690,5	8,00	$ 2.374.553,7	4,25
Securities	4.837,6	(15,92)	3.865,2	(44,31)	5.753,3	0,51	6.940,4	46,17
	2.802.567,1		2.398.729,7		$2.920.443,8		2.381.491,1	
Monthly average result	81.409,8	26.03	71.165,8	26.80	$ 64.598,0	(30,26)	(56.126,3)	(39,11)

They correspond to the average of monthly final balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during the periods ending on December 31st and June 30, 2009.

No limitations existed nor restrictions of any kind for the execution of these contracts.

7. ACCOUNTS RECEIVABLE, NET

	December 31, 2009	June 30, 2009
Other interests:		
Loans to employees	$ 4,1	$ 15,6
Sundry	393,0	144,4
	$ 397,1	$ 160,0
Other		
Dividends and participations (1)	$ 12.337,6	$ 41.020,9
Leasings/Rentals	92,2	19,6
Sale of goods and services (2)	57.900,9	926,0
Payments on account of customers	149,7	178,3
Prepayments contracts and suppliers (3)	4.032,8	79,9
Advance payments to personnel	0,6	1,0
Sales tax to be paid Debit	6.245,8	5.367,7
Sundry (4)	2.788,9	9.800,5
	$ 83.548,5	$ 57.393,9

(1) As of December 31 this item includes among other values, the following: Promigas $5.278,1, Hoteles Estelar $469.2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154.8, Mineros S.A. $392.0. As of June 30 this item included among other values, the following: Promigas S.A. $20.041,5, Empresa de Energía de Bogotá $10.604.7, Organización Pajonales S.A. $2.000.0, Gas Natural E.S.P. $2.117,1, Mineros S.A. $1.632.9, Colombina S.A. $1.423.6, Aerocali $1.359.3.

(2) As of December 31 this item included, among other values, the following:: Credit sale investment in Colombina S.A. $56.999.7 this transaction originated a record of a deferred income for an amount of $42.176. Inversiones Gaviria Restrepo $823.8. As of June 30, 2009 this item included among other values, the following: Inversiones Gaviria Restrepo S.A. $823.8, FID-Fiducolombia payments Procampo $77.4.

(3) As of December 31st, this item includes among other values, the following: Concesionaria Ruta del Sol S.A. $4.026.8

(4) As of December 31 this item includes: Banco de Occidente S.A. $259.5, Fiduciaria Corficolombiana S.A. $46.4, Constructora Melendez S.A. $30.2, Banco Corficolombiana S.A. $13.6, Fundación Corficolombiana $9.0, Profesionales de Bolsa $29.0, Fiduciaria Corficolombiana - Metrotel Recursos $440.9, Promotora la Arbolada en Reestructuración $728.9, Colombiana de Comunicaciones $368.3, Banco Davivienda $247.9, Ingenio del Cauca S.A. $106.3, La Campana S.A. $78.2. Gas Comprimido del Perú $155.3. As of June 30, 2009 this item included among other values: Findeter $1.218.8, Fondo de Cesantías Protección S.A. $519.2, Fondo de Pensiones Santander S.A. $1.623.0, Danisco Colombia Ltda. $536.5, Banco Davivienda S.A. $1.833.4, Corredores Asociados S.A. $1.154.2, Banco de Bogotá $151.3, Banco de Occidente $258.5, E.P.M. Telecomunicaciones S.A. $158.7, Promotora la Alborada en Reestructuración $728.9.

Provision for accounts receivable –

	December 31, 2009	June 30, 2009
Initial balance	$ 3.406,7	$ 1.972,1
Plus:		
Provision charged to commercial operation expenses	948,1	1.485,1
	4.354,8	3.457,2
Minus:		
Commercial provision Reimbursements	103,3	50,5
Adjustment to accounts receivable	0,1	-
	$ 4.251,4	$ 3.406,7

8. REALISABLE GOODS AND GOODS RECEIVED AS DATION IN PAYMENT

Goods received in payment -

Real Estate	$ 23.443,3	$ 23.992,4
Movables	1.709,0	1.731,6
	25.152,3	25.724,0
Minus provision	(19.743,5)	(20.302,9)
	$ 5.408,8	$ 5.421,1

Goods not Used in the Corporate Purpose –

Land	$ 585,9	$ 585,9

The detail of goods received in payment, according with permanence time is the following:

December 31st, 2009

	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Provision
Real Estate	$ 1.683,0	$ 328,0	$ 21.432,3	$ 23.443,3	$ 18.034,5
Movables	20,0	-	1.689,0	1.709,0	1.709,0
	$ 1.703,0	$ 328,0	$ 23.121,3	$ 25.152,3	$ 19.743,5
June 30, 2009					
Real Estate	$ 1559,4	$ 460,0	$ 21.973,0	$ 23.992,4	$ 18.571,3
Movables	-	-	1.731,6	1.731,6	1.731,6
	$ 1.559,4	$ 460,0	$ 23.704,6	$ 25.724,0	$ 20.302,9

The Management considers that the immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation has taken steps for the realization of these goods within terms established by the Superintendence of Finance. In general terms, goods are in good condition; for those deteriorated the necessary provisions have been made.

The Corporation has appraisals and insurance policies for its assets.

Provision for goods received in payment –

	December 31, 2009	June 30, 2009
Initial balance	$ 20.302,9	$ 20.264,6
Plus:		
Provision charged to expenses of the period	109,7	481,0
	20.412,6	20.745,6
Minus:		
Provision reimbursements	194,0	7,8
Use sale goods received in payment	475,1	434,9
	$ 19.743,5	$ 20.302,9

9. PROPERTY AND EQUIPMENT, NET

Land	$	2.978,0	$	2.950,3
Buildings		10.639,8		10.406,7
Equipment, furniture and fixtures		8.744,0		8.542,1
Computers		9.498,4		9.086,4
Vehicles		749,3		885,7
Mobilisation equipment (lifts)		360,7		360,7
		32.970,2		32.231,9
Depreciations				
Buildings		(7.336,4)		(7.071,5)
Equipment, furniture and fixtures		(7.139,0)		(7.260,8)
Computers		(8.434,3)		(8.275,3)
Vehicles		(309,8)		(372,1)
Mobilisation equipment and machinery		(43,6)		(34,6)
		(23.263,1)		(23.014,2)
Provisions		(284,0)		(284,6)
Total properties and equipment	$	9.423,1	$	8.933,1
Valorisations	$	23.050,3	$	21.980,2

Total depreciation recorded Turing the second and first halves of 2009 was of $698.7 and $612.2, respectively.

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of December 31 and June 30, 2009 insurance policies existed to cover substraction, fire, earthquake, riot, explosion, volvanic eruption, low tension, premises, loss or damage to offices or vehicles.

The Corporation has appraisals of its real estate assets and no mortgages or ownership reserves exist on them, nor have they been transferred in collateral.

10. OTHER ASSETS

Permanent contributions – For the second and first halves of 2009, permanent contributions existed in social clubs for $98.2.

Anticipated/Early expenses and deferred charges – Movement of anticipated expenses and deferred charges Turing the second semester of 2009 is as follows:

	December	Charges	Amortisation	June
Early expenses				
Interests	$ 0,2	$ 0,7	$ 0,7	$ 0,2
Insurance	299,7	2.190,7	1.991,3	100,3
Leasings/Rentals	-	-	61,0	61,0
Equipment maintenance	-	-	1,3	1,3
Software maintenance	98,5	126,4	316,0	288,1
Other	30,4	366,4	373,7	37,7
Deferred charges:				
Organisation and pre-operative	-	-	22,3	22,3
Refurbishing	158,3	197,2	42,1	3,2

Continue...

	December	Charges	Amortisation	June
Software	811,0	617,0	1.212,1	1.406,1
Utensils and stationary	39,7	74,7	74,4	39,4
Improvements to property in leasing/rented	146,4	69,3	105,9	183,0
Publicity and advertising	-	-	96,7	96,7
Taxes	-	261,7	389,6	127,9
Contributions and affiliations	29,0	818,9	789,9	-
	$ 1.613,2	$ 4.723,0	$ 5.477,0	$ 2.367,2

Other -

	31 de diciembre de 2009	30 de junio de 2009
Loans to employees	$ 1.785,0	$ 1.975,6
Other credits to employees	-	2,4
Deposits on guaranty	30,0	7.195,0
Deposits in future contracts	9.373,2	7.320,0
Art and culture goods	266,8	266,9
Rights in trust (1)	41.622,0	41.581,5
Sundry (2)	5.096,4	6.685,7
	$ 58.173,4	$ 65.027,1

(1) Rights in trusts

	31 de diciembre de 2009	30 de junio de 2009
Trust for Real Estate Development	$ 23.737,0	$ 23.705,3
Trust for portfolio administration (*)	431,7	320,5
Trust realisable goods and goods received in payment	15.572,0	15.674,4
Property and equipment trust	345,6	345,6
Other Trusts	1.535,7	1.535,7
	$ 41.622,0	$ 41.581,5

(*) It corresponds to the Autonomous Equity B product of the transfer of Assets to Banco de Bogotá.

(2) As of December 31, 2009 this item includes among other values the following: Prepayments and Retentions surplus/left overs $5.077.3, Petty Cash $3.0, Industry and Trade Early Payment $16.0. As of June 30, 2009 this item incluyes among other values the following: Withholding at source $5.746.5, prepayments and retention surplus $919.4, Petty Cash $3.1, Prepayment industry and trade $16.5.

Rating of Loand to Employees – Following is a detail of the rating of loans to employees and former employees:

	December 31, 2009 Housing/ lodging consumptio n	*Interests*	Total	Provision	Guaranties
Rating of loans to employees A- Normal	$ 1.472,8	$ 2,5	$ 1.475,3	$ -	$ 3.853,7

Rating of loans to former employees

	Housing/ lodging consumption	Interest	Total	Provision	Guaranties
A- Normal	$ 240,4	$ *1,0*	$ 241,4	$ -	$ 473,8
B- Acceptable	37,3	0,6	37,9	0,1	74,7
C- Appreciable	17,0	-	17,0	0,2	23,0
D- Significant Credit	6,0	-	6,0	0,3	7,6
E- Non recoverable	11,4	-	11,4	11,9	0,3
	$ 312,1	$ 1,6	$ 313,7	$ 12,5	$ 579,4

Rating loans to employees -

	June 30, 2009 Housing Consumption	Interest	Total	Provision	Guaranties
Rating of loans to employees A- Normal	$ 1,737,3	$ 14,2	$ 1,751,5	$ -	$ 1.491,1

Rating loans to former employees

	Housing Consumption	Interests	Total	Provision	Guaranties
A- Normal	$ 185,7	$ *1,2*	$ 186,9	$ -	$ 85,4
	55,0	0,2	55,2	54,2	35,4
E- Non recoverable	$ 240,7	$ 1,4	$ 242,1	$ 54,2	$ 120,8

Provision other assets –

	December 31, 2009	June 30, 2009
Initial balance	$ 22.823,3	$ 22.852,8
Plus:		
Provision charged to expenses of the period	22,0	54,0
	22.845,3	22.906,8
Minus:		
Reimbursements provision other assets	29,3	79,5
Use in rights sale trusts goods received in payment.	115,5	4,0
Final balance	$ 22.700,5	$ 22.823,3

11. DEPOSITS AND CURRENT LIABILITIES

Term deposit certificates		
Issued at less than 6 months	$ 380.407,9	$ 464.157,1
Issued equal to 6 months and less than 12 months	395.544,0	313.212,2

Continue...

Issued equal to or more than 12 months	313.403,8	234.935,7
	1.089.355,7	1.012.305,0
Savings accounts	168.710,7	153.651,8
Especial deposits	217,5	63,7
Current liabilities bank services	286,1	295,9
	$ 503,6	$ 359,6

12. PASSIVE POSITIONS IN MARKET OPERATIONS

Interbank funds purchased	$ 184.021,8	$ 152.937,0
Transfer undertakings in repo operations	296.879,3	387.723,1
	December 31, 2009	**June 30, 2009**
Transfer undertakings in simultaneous operations	867.050,4	31.878,4
Undertakings originated in positions in short of simultaneous operations	679.208,4	-
	$ 2.027.159,9	$ 572.538,5

Rates used in these operations for the semesters ending on December 31st and June 30, 2009 oscillated between 3.55% and 2.0% and 6.0% and 1.5 %, respectively.

No restrictions or limitations existed on the aforementioned amounts.

13. ACCOUNTS PAYABLE - OTHER

Industry and commerce/trade	$ 92,4	$ 10,7
Stamp taxes	4,2	6,4
Extra charges and other	-	5.075,0
Leasings/rentals	454,8	531,0
Contribution on transactions	-	0,9
Sales tax to be paid	-	0,6
Promissory purchasers	348,5	16,1
Suppliers	1.426,7	803,3
Withholdings and labour contributions	717,0	1.703,5
Cheques drawn not collected	150,9	139,0
Sundry (1)	1.059,1	7.465,0
	$ 4.253,6	$ 15.751,5

(1) As of December 31, 2009 this item included among other amounts, Banco de Crédito $272.0, Citibank $156.5, Ingenio del Cauca $150.7, Banco de Bogotá $85.0, Fid Fiducolombia Pago Procampo $84.3 As of June 30, 2009 this item included hmong other values the following: accounts payable for cureency desk operations: Horizonte Fondo de Pensiones $1.144.7, Banco Davivienda $833.5, HSBC $1.319.4, Locería Colombiana S.A. $645.0, Banco Santander S.A. $318.5, Bancolombia S.A. $317.6, JPMorgan Chase Bank $308.6, Fondo de Pensiones Obligatorias Protección $207.5, Bancoldex $396.0.

14. OTHER LIABILITIES

As of December 31st and June 30, the account was mainly composed by:

Consolidated labour obligations –

Consolidated severance pay	$ 329,4	$ 251,1
Interest on severance pay	0,7	18,3
Consolidated vacations	1.314,0	1.412,7
Other social benefits	310,7	342,2
	$ 1.954,8	$ 2.024,3

Retirement Pensions – The actuarial calculation was made according with the provisions in Decree 2984 of 2009 that modified Decree 2783 of 2001, taking into account a DANE rate of 6.48% and a real rate of 4.80%.

A person (man), a direct pensioner of the Corporation is part of the actuarial calculation.

The actuarial calculation is completely amortised.

	December 31, 2009	**June 30, 2009**
Total amount of actuarial calculation	$ 1.291,6	$ 1.310,4
Value pensions caused during the semester	23,7	78,8
Amortisation percentage	100%	100%

Early income and deferred payments – The movement of early income and deferred payments for the semestres ending on December 31st and June 30, 2009 is the following:

Early income –

	December	**Charges**	**Payments**	**June**
Commissions	$ 1.090,1	$ 1.179,4	$ 1.525,3	$ 744,2
	$ 1.090,1	$ 1.179,4	$ 1.525,3	$ 744,2
Deferred payments –				
Profit in sale of assets (*)	$ 42.176,1	$ -	$ 42.176,1	$ -
Autonomous equity B to be amortised	156,8	621,2	732,4	45,6
Other deferred payments	49,3	-	-	49,3
	$ 42.382,2	$ 621,2	$ 42.908,5	$ 94,9
Total early income and deferred payments	$ 43.472,3	$ 1.800,6	$ 44.433,8	$ 839,1

(*) It corresponds to the deferred profit for credit sale of the investment the Corporation had in Colombina S.A.. See note 7 numeral 2.

15. ESTIMATED LIABILITIES AND PROVISIONS

Labour obligations	$ 1.317,7	$ 782,0
Taxes	1,2	4.902,8
Penalties and sanctions, litigations, indemnifications	1.056,2	336,2
Penalties and sanctions Superfinanciera	17,3	17,3
Sundry (1)	1.811,1	2.776,6
	$ 4.203,5	$ 8.814,9

(1) It includes provisions tocover expenses for: payment of lawyers fees, bonuses and public services.

16. SOCIAL CAPITAL

As of December 31 and June 30, 2009 authorised capital was of $1.815.0 represented in 181.500.000 shares with nominal value of $10 pesos each.

As of December 31st, 2009 the Lumber of shares in circulation was as follows:

No. preferential shares	10.772.923
No. ordinary shares	160.543.030
Total subscribed and paid shares	171.315.953

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) annually certified by the Colombian competent authority, for each calendar year.

17. RESERVES

Legal - According with legal provisions in force in Colombia, every credit institution must constitute a legal reserve, assigning ten per cent (10%) of net profits of each accounting period, until reaching a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The Premium for placement of stock is also recorded as legal reserve; it corresponds to the difference between the value paid for the share and its nominal value.

As of December 31 and June 30, 2009, the legal reserve was of $656.729.4.

Statutory and Occasional - Following is the retail of statutory and ocasional reserves as of December 31 and June 30, 2009:

	December 30, 2009	June 30, 2009
Valuation of negotiable investments reserve (1)	$ 421.769,3	$ 394.895,0
Other reserves available to the Assembly for future distribution	152.165,9	150.759,0
	$ 573.935,2	$ 545.654,0

(1) According with legal provisions a reserve shall be made for profits obtained by the application of especial systems for investment valuation at market prices and that has not been fiscally recorded.

18. NON REALISED PROFITS OR (LOSSES) IN INVESTMENTS AVAILABLE FOR SALE

	December 30, 2009	June 30, 2009
Participative securities:		
Promigas S.A.(a)	$ -	$ 280.412,1
Mineros S.A.	51.719,4	3.106,8
Tablemac S.A. (b)	-	12.317,8
Bolsa de Valores de Colombia	6.774,3	5.199,2

	58.493,7	301.035,9
Debt securities	42.051,0	5.787,4
	$ 100.544,7	$ 306.823,3

(a) In the second half of 2009, the Corporation made an entry for non realised profits of Promigas for change in marketability for $260.834.8. In August 2009 the investment the Corporation has in Promigas E.S.P. was re-classifed from Available for Sale "medium marketability" to "low marketability" due to a change in marketability informed by the Superintendence of Finance in its Circular Letter 061 of August 11, 2009. That re-classification originated an income net effect in the status of results for the sum of $260.834.8 recorded in the Realised Profit item in investments available for sale. The aforementioned was done in compliance with the provisions of numeral 6.2 of Chapter I of External Circular Letter 100 of the Superintendence of Finance. The re-classification was informed to the Superintendence of Finance.

(b) On September 3, 2009 the Corporation decided to re-classify Tableros y Maderas de Caldas S.A. form Investment Available for Sale to Negotiable Investment. The re-classification generated a recording of an income for $12.106.4 that was accounted in the status of results under the realised profits item. This re-classification was informed to the Superintendence of Finance and the acknowledgement of the aforementioned revenue was made based on literal a) of numeral 4.2 of Chapter I of External Circular Letter 100 of 1995.

19. CONTINGENT ACCOUNTS

Creditor –

Values received in repo and simultaneous operations	$ 30.195,0	$ 5.358,2
Bank collateral	148.841,8	107.370,6
Obligations in options	208.5	-
For litigations stipulated in legal currency (*)	45.758,7	45.758,7
Other contingencies	6.882,0	7.910,6
	$ 231.886,0	$ 166.398,1

(*) It corresponds to passive contingencies derived from judicial processes against, with adverse decision that occurs remotely in accordance with the opinion of the legal area of the Corporation.

Debtor –

Values delivered in repo and simultaneous operations	$ 1.305.783,4	$ 513.212,3
Rights in Options	180.0	-
Excesos presumptive revenue on ordinary liquid revenue	154.713,0	149.727,2
Other contingencies	2.050,5	1.983,9
	$ 1.462.726,9	$ 664.923,5

20. MEMORANDUM ACCOUNTS

Debtor –

	December 31, 2009	**June 30, 2009**
Goods and securities given as collateral	$ -	$62.004,8
Valorisation of goods received in payment	21.897,6	17.515,9
Remittances and other effects sent for collection	46.573,6	48.874,2
Unpaid negotiated cheques	4.991,3	5.235,8
Penalised assets	209.367,3	210.930,0
Adjustments for asset inflation	54.441,4	55.008,9
Distribution of subscribed and paid capital	1.713,2	1.713,2
Dividends rights in kind for re-valorisation	2.297,7	500,0

Property and equipment totally depreciated	14.652,6	14.712,9
Fiscal value of assets	3.445.034,5	3.445.034,5
Investment in securities guaranteed by the Nation	828.027,8	252.661,7
Securities accepted by credit institutions	90.430,3	30.276,0
Securities to maintain until maturity	55.243,5	55.426,8
Securities available for sale – Debt	917.055,5	821.763,3
Reciprocal operations	371.684,2	289.109,7
Other	282.770,2	208.393,3
	$ 6.346.180,7	$ 5.519.161,0

Creditor –

Goods and securities received in custody	$ 375,2	$ 375,2
Goods and securities received in guaranty for future credits	54.494,6	56.066,9
Guaranties to be paid	29.132,8	28.993,9
Goods and securities received in guaranty- suitable guaranties	2.605,3	2.669,5
Goods and services received in guaranty –Other guaranties	1,0	-
Collections received	1.528,5	1.603,9
Adjustments for equity inflation	316.334,8	316.334,8
Capitalisation for equity re-valorisation	316.334,8	316.334,8
Yield negotiable investments debt securities	126.153,2	64.323,2
Dividends decreed negotiable investments	98,1	98,1
Equity fiscal value	1.970.705,8	1.970.705,8
Qualification accounts receivable	60.964,4	2.006,6
Qualification employees portfolio	1.785,0	3.510,2
Reciprocal operations	133.462,3	144.423,9
Other	2.471,9	2.474,9
	$ 3.016.447,7	$ 2.909.921,7

21. OPERATIONS WITH RELATED PARTIES

The main stockholders holding ten per cent (10%) or more of the capital stock or whenever less, transactions exist that represent more than five per cent (5%) of the technical equity, are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. *Operations with shareholders*

	December 31, 2009	**June 30, 2009**
Available		
Banco de Bogotá S. A.	$ 65.202,2	$ 16.245,4
Banco de Occidente S. A.	26.753,2	11.166,7
Investments:		
Banco de Occidente S. A.	5.553,7	5.553,7
Accounts receivables		
Banco de Bogotá S.A:	2,2	151,3
Banco de Occidente S. A.	328,2	334,1

Valorisations:		
Banco de Occidente S. A.	4.137,6	-
Accounts payable:		
Banco de Bogotá S. A.	20.622,9	16.808,9
Banco de Occidente S. A.	7.362,4	6.000,8
Operating revenue:		
Banco de Bogotá S. A.	506.6	123,5
Banco de Occidente S. A.	217.5	220,6
Dividends revenues		
Banco de Occidente S. A	196.3	-
Expenses Interests		
Banco de Occidente S. A.	0.4	0.7
Expenses Commissions		
Banco de Bogotá S. A.	20.7	14.2
Banco de Occidente S. A.	164.4	149.9
Debit Memorandum Accouts:		
Banco de Bogotá S. A.	65.867.6	16.411,0
Banco de Occidente S. A.	37.461,6	17.205,1
Creditor Memorandum Accounts:		
Banco de Bogotá S. A.	21.129,6	16.932,4
Banco de Occidente S. A.	12.023,7	6.221,4

Reciprocal operations celebrated with shareholders were recorded at market prices.

b. Operations with related companies of the financial sector

	December 31, 2009	**June 30, 2009**
Negotable investments debt securities:		
Leasing Corficolombiana S. A	$ 1.958,0	$ 859,7
Leasing de Occidente S.A.	1.475,0	4.300,9
Banco Corficolombiana Panamá S.A.	6.809,8	-
Investments available for sale in participative securities		
Banco Av Villas	218,7	224,1
Banco Corficolombiana Panamá S.A.	12.304,2	12.912,0
Casa de Bolsa Corficolombiana	-	10.557,8
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	12.815,2	-
Leasing Corficolombiana S. A	59.286,5	57.277,0
Leasing de Occidente S.A.	81.063.2	78.733,7
Fiduciaria Corficolombiana S.A.	31.321,8	23.455,1
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Valores de Occidente S.A.	-	2.257,4
Re-purchase rights negotiable investments:		
Leasing Corficolombiana S. A	1.042,0	2.347,9
Leasing de Occidente S.A.	5.025,0	7.125,6
Purchase forward operations rights:		
Casa de Bolsa Corficolombiana	-	2.682,5
Fiduciaria Corficolombiana S.A.	-	3.218,0
Sale Fw operations rights:		

Continue...

Casa de Bolsa Corficolombiana	-	2.620,1
Fiduciaria Corficolombiana S.A.	-	1.071,6
Purchase Fw obligations:		
Casa de Bolsa Corficolombiana	-	(2.652,5)
Fiduciaria Corficolombiana S.A.	-	(3.273,0)
Sale Fw Obligations:		
Casa de Bolsa Corficolombiana	-	(2.682,5)
Fiduciaria Corficolombiana S.A.	-	(1.072,7)
Accounts receivable interests:		
Leasing de Occidente S.A.	93,9	-

	December 31, 2009	**June 30, 2009**
Accounts receivable commissions:		
Casa de Bolsa Corficolombiana S.A.	-	76.6
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	99,4	-
Fiduciaria Corficolombiana S.A.	28,2	61,2
Leasing Corficolombiana S.A.	183,8	179,7
Accounts receivable dividends:		
Fiduciaria de Occidente S.A.	154,8	172.7
Accounts receivable leasings/rentals:		
Fiduciaria Corficolombiana S.A.	66,6	-
Leasing Corficolombiana S.A.	7,8	-
Accounts receivable sundry:		
Banco Corficolombiana Panamá S.A.	19,9	-
Casa de Bolsa Corficolombiana		2,0
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	5,3	-
Leasing Corficolombiana S. A	26,0	2,4
Fiduciaria Corficolombiana S.A.	34,5	-
Early Expenses:		
Seguros Alfa S.A.	-	60,8
Deferred charges:		
A.T.H. A Toda Hora S.A.	69,5	20,7
Valorisations:		
Banco Av Villas	12,9	4,4
Banco Corficolombiana Panamá S.A.	2.209,9	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	94,6	
Leasing Corficolombiana S. A	6.721,3	6.409,4
Leasing de Occidente S.A.	25.156,3	20.609,8

Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
De-valorisations:		
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Savings deposits:		
Fiduciaria Corficolombiana S.A.	70,5	1,4
Casa de Bolsa Corficolombiana	-	8,0
Casa de Bolsa Sociedad Comisionista de Bolsa	6,1	-
Leasing Corficolombiana S. A	549,6	32,7
Leasing de Occidente S.A.	650,4	41.070,8
Inter-bank funds:		
Banco Corficolombiana Panamá S.A.	3.679,6	-
Transference undertakings in Closed Repo Operations		
Leasing Corficolombiana S. A	15.491,5	6.543,8
Accounts payable dividends:		
Banco Popular	3.032,3	2.471,5
Suppliers:		
A.T.H. A Toda Hora S.A.	-	14,6
Fidubogota S.A.	1,7	2,9
Leasing de Occidente S.A.	35,9	36,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,0	-
Surplus for valorisations:		
Banco Av Villas	12,9	-
Banco Corficolombiana Panamá S.A.	2.209,8	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,6	-
Leasing Corficolombiana S. A	6.721,2	6.409,4
Leasing de Occidente S.A.	25.156,2	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
Surplus for de-valorisations		
Banco Av Villas	-	4,4
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Income profit in investment valuation:		
Leasing Corficolombiana S. A	121,4	193,8
Leasing de Occidente S.A.	272,1	718,5
Banco Corficolombiana Panamá S.A.	64,1	-

Continue...

	December 31, 2009	June 30, 2009
Revenues commissions and/or fees:		
Casa de Bolsa Corficolombiana	-	431,9
Casa de Bolsa Sociedad Comisionista de Bolsa	326,4	-
Leasing Corficolombiana S. A	944,4	934,6
Leasing de Occidente S.A.	-	1,4
Fiduciaria Corficolombiana S.A.	384,6	312,3
Revenues profit in valuation of derivatives:		
Casa de Bolsa Corficolombiana	-	30,0
Casa de Bolsa Sociedad Comisionista de Bolsa	580,3	-
Fiduciaria Corficolombiana S.A.	129,4	-
Revenues dividends		
Casa de Bolsa Corficolombiana	-	4.878,3
Leasing Corficolombiana S. A	5.246,0	4.834,6
Fiduciaria Corficolombiana S.A.	7.866,6	3.796,1
Banco Av Villas	2,7	5,4
Leasing de Occidente S.A.	9.921,1	12.059,9
Fiduciaria de Occidente S.A.	464,4	345,4
Revenues - leasing/rentals:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	118,9	113,5
Fiduciaria Corficolombiana S.A.	127,5	65,1
Revenue - Recoceries:		
Banco Corficolombiana Panamá S.A.	17,2	-
Fiduciaria Corficolombiana S.A.	49,1	-
Leasing Corficolombiana S.A.	26,2	-
Revenues - Sundry		
Banco Corficolombiana Panamá S.A.	-	13,8
Casa de Bolsa Corficolombiana	-	11,7
Leasing Corficolombiana S. A	-	15,3
Seguros Alfa S.A.	-	2,9
Fiduciaria Corficolombiana S.A.	-	23,8
Expenses and interests:		
Casa de Bolsa Corficolombiana	-	7,6
Leasing Corficolombiana S. A	195,1	328,7
Leasing de Occidente S.A.	945,8	1.606,5
Fiduciaria Corficolombiana S.A.	12,1	0,3
Banco Corficolombiana Panamá S.A.	4,5	-
Expenses commissions:		

Casa de Bolsa Corficolombiana	-	68,4
Casa de Bolsa Sociedad Comisionista de Bolsa	88,0	-
Fidubogota S.A.	9,9	12,4
Fiduciaria Corficolombiana S.A.	2,2	2,2
Personnel Expenses:		
Seguros de Vida Alfa S.A	30,7	31,4
A.T.H. A Toda Hora S.A.	26,7	-
Loss in derivatives valuation:		
Casa de Bolsa Corficolombiana	-	62,4
Casa de Bolsa Sociedad Comisionista de Bolsa	552,6	-
Fiduciaria Corficolombiana S.A.	714,9	809,3
Expenses Fees:		
Fidubogota S.A.	-	2,5
Casa de Bolsa Sociedad Comisionista de Bolsa	141,0	-
Expenses leasings/rentals:		
Leasing Corficolombiana S. A	105,9	131,9
Leasing de Occidente S.A.	655,9	666,1
Expenses insurance:		
Seguros Alfa S.A.	26,9	12,2
Expenses - maintenance and repair:		
A.T.H. A Toda Hora S.A.	-	22,0
Expenses for amortisations:		
A.T.H. A Toda Hora S.A.	-	10,1
Debtor Memorandum Accounts:		
Banco Corficolombiana Panamá	9.050,3	(562,9)
Banco AvVillas	246,7	228,4
Casa de Bolsa Corficolombiana S.A.	-	11.178,6
Casa de Bolsa Sociedad Comisionista de Bolsa	14.481.0	-

	December 31, 2009	**June 30, 2009**
Fiduciaria Corficolombiana S.A.	60.293,5	38.994,9
Fiduciaria Bogotá S.A.	9,9	14,9
Fiduciaria de Occidente S.A.	4.812,2	3,323,5
A.T.H. A Toda Hora S.A.	96,2	52,7
Leasing Corficolombiana S. A.	81.883,3	67.536,7
Leasing de Occidente S.A.	248.478,3	120.168,2
Seguros Alfa S.A.	26,9	73,0
Seguros de Vida alfa S.A.	30,7	31,4
Valores de Occidente S.A.	-	1.537,1
Banco Popular S.A.	94,4	-

Creditor Memorandum Accounts:		
Fiduciaria Corficolombiana S. A.	22.838,8	18.932,9
Fiduciaria Bogotá S.A.	1,7	2,9
Fiduciaria de Occidente S.A.	2.194,4	1.733,3
Casa de Bolsa Corficolombiana S.A.	-	5.796,1
Casa de Bolsa Sociedad Comisionista de Bolsa	1.101,5	-
Leasing Corficolombiana S. A.	29,220,8	19.077,7
Leasing de Occidente S.A.	36.387,1	74.496,7
Valores de Occidente S.A.	-	(720,4)
Banco Corficolombiana Panamá	5.978,1	(547,9)
Banco Popular S.A.	3.032,3	2.471,5
Banco AvVillas	15,7	9,7
Seguros Alfa	-	2,9
A Toda Hora	-	14,6

Reciprocal operations celebrated with related entities of the financial sector were recorded at market prices.

c. ***Operations with related companies of the real sector***

Investments negotiable in debt securities:		
Concesionaria Vial de los Andes	$ -	$ 6.983,6
Investments available for sale in debt securities:		
Promotora y Comercializadora Turística Santamar S.A.	-	607,5

	December 30, 2009	**June 30, 2009**
Investments available for sale participative securities:		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	20.437,2
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	9.014,2	14,2
Gas Comprimido del Perú	7.949,4	8.341,9
Hoteles Estelar S.A	51.883,5	48.435,3
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	36.853,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.498,6
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	16.666,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31.1	31.1
Tejidos Sintéticos de Colombia S.A.	15.688,9	15.688,9

Investments Provision:		
Industrias Lehner S.A.	(2.530,6)	(2.530,6)
Accounts receivable dividends:		
Estudios Proyectos e Inversiones de los Andes S.A.	5.945,3	-
Hoteles Estelar S.A.	469,2	702,5
Organización Pajonales S.A.	-	2.000,0
Accounts receivable leasings/rentals:		
Hoteles Estelar S.A.	3,9	7,8
Accounts receivable fees:		
Hoteles Estelar S.A.	14,1	-
Industrias Lehner S.A.	14,1	-
Proyectos de Infraestructura S.A	11,3	-
Unipalma	11,3	-
Accounts receivable sundry:		
Gas Comprimido del Perú	155,3	-
Valora S.A.	0,4	1,0

	December 31, 2009	**June 30, 2009**
Valorisations:		
Colombiana de Licitaciones y Concesiones Ltda.	10.745,0	9.647,7
Concesionaria Vial de los Andes	177,8	139,9
Estudios Proyectos e Inversiones de los Andes S.A.	38.326,5	39.762,8
Hoteles Estelar S.A	91.978,1	87.921,0
Mavalle S.A.	121,3	116,6
Organización Pajonales S.A.	73.847,4	73.861,9
Pizano S.A. En Restructuración	28.920,6	27.781,9
Promotora y Comercializadora Turística Santamar S.A.	1.696,0	2.018,4
Proyectos de Infraestructura S.A.	42.215,4	39.674,4
Unipalma S.A.	31.549,3	17.187,0
Valora S.A.	5,693,2	1.421,3
Tejidos Sintéticos de Colombia S.A.	5.707,2	5.487,8
Valle Bursátiles S.A.	8,9	8,9
Term deposit certificates:		
Colombiana de Licitaciones y Concesiones Ltda	-	3.659,4
Estudios Proyectos e Inversiones de los Andes S.A.	221,6	17.333,6
Promotora y Comercializadora Turística Santamar S.A.	237,0	230,6
Savings deposits:		
Colombiana de Licitaciones y Concesiones Ltda	232,5	179,0
Estudios Proyectos e Inversiones de los Andes S.A.	317,8	58,8
Estudios y Proyectos del Sol S.A.	5,7	-
Valora S.A.	2,3	2,3
Especial deposits:		

Continue...

Colombiana de Licitaciones y Concesiones Ltda	-	0,3
Valora S.A.	-	0,3
Current liabilities for bank services		
Industrias Lehner S.A.	-	0,6

	December 31, 2009	**June 30, 2009**
Accounts payable interests		
Colombiana de Licitaciones y Concesiones Ltda	-	54,7
Estudios Proyectos e Inversiones de los Andes S.A.	1,4	507,0
Promotora y Comercializadora Turística Santamar S.A.	0,4	0,8
Suppliers:		
Hoteles Estelar S.A	34,0	1,0
Valora S.A.	-	2,7
Accounts payable - Sundry:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	160,5
Anticipated income:		
Gas Comprimido del Perú	114,8	-
Revenues profit in investment valuation:		
Concesionaria Vial de los Andes	-	557,4
Promotora y Comercializadora Turística Santamar S.A.	51,2	44,4
Revenues commissions and/or fees:		
Colombiana de Licitaciones y Concesiones Ltda.	147,4	804,9
Estudios Proyectos e Inversiones de los Andes S. A.	22,4	22,4
Hoteles Estelar S.A	13,5	-
Industrias Lehner S.A.	13,5	-
Organización Pajonales S.A.	13,5	-
Proyectos de Infraestructura S.A.	10,8	570,0
Unipalma S.A.	10,8	-
Tejidos Sintéticos de Colombia S.A.	8,6	-
Revenue profit in derivatives valuation:		
Industrias Lehner S.A.	-	-
Tejidos Sintéticos de Colombia S.A.	-	103,4
Revenues dividends:		
Colombiana de Licitaciones y Concesiones Ltda	2.644,6	932,4

	December 30, 2009	**June 30, 2009**

Estudios Proyectos e Inversiones de los Andes S.A.	21.731,1	13.214,8
Hoteles Estelar S.A	4.855,9	4.139,3
Organización Pajonales S.A.	-	2.500,0
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
Unipalma S.A.	1.483,4	1.121,7
Valora S.A.	326,2	284,8
Concesionaria Vial de los Andes	93,7	58,6
Revenues leasings/rentals:		
Estudios Proyectos e Inversiones de los Andes S.A.	26,5	26,5
Hoteles Estelar S.A	22,2	22,2
Valora S.A.	-	6,5
Non operating revenues - recoveries		
Valora S.A.	2,6	-
Revenues - Sundry		
Colombiana de Licitaciones y Concesiones Ltda.	-	6,0
Promotora y Comercializadora Turística Santamar S.A.	-	3.275,4
Valora S.A.	-	1,6
Expenses Interests:		
Colombiana de Licitaciones y Concesiones Ltda.	15,1	548,5
Estudios Proyectos e Inversiones de los Andes S.A.	-	1.054,5
Promotora y Comercializadora Turística Santamar S.A.	6,5	5,7
Estudios y Proyectos del Sol S.A.	0,1	-
Unipalma S.A.	-	23,4
S.A.	-	0,1
Personnel Expenses:		
Hoteles Estelar S.A.	4,2	-
Expenses for provisions:		
Industrias Lehner S.A.	-	2.530,6
Expenses - sundry:		
Hoteles Estelar S.A	89,2	44,9

	December 31, 2009	**June 30, 2009**
Organización Pajonales S.A.	817,7	-
Valora S.A.	113,7	19,0
Dentor Memorandum Accounts:		
Colombiana de Licitaciones y Concesiones Ltda.	4.367,1	1.722,4
Estudios, Proyectos e Inversiones de los Andes S.A.	37,227,6	15.496,5
Hoteles Estelar S. A.	23.474,5	18.618,6

Continue...

Organización Pajonales S.A.	8.696,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	3.474,1	1.990,6
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	40,407,2	19.337,2
Tejidos Sintéticos de Colombia S. A.	1.432,9	1.432,9
Concesionaria Vial de los Andes S.A.	152,3	58,5
Valora S. A.	4.424,5	4.098,3
Creditor Memorandum Accounts:		
Promotora y Comercializadora Turística Santamar S. A.	22,7	15,3
Concesionaria Vial de los Andes S.A.	286,8	286,8

d. ***Operations celebrated with members of the Board of Directors and Legal Representatives***

	December 31st, 2009 Board of Directors	Legal Representatives
Assets	$ -	$ 31,2
Liabilities	279,5	257,3
Revenues	-	1,0
Expenses	59,2	9,7

	June 30, 2009	
Assets	$ -	$ 29,9
Liabilities	272,8	0,4
Revenues	-	2,1
Expenses	59,2	2,0

e. ***Operations celebrated with Stockholders who own less tanh 10% of the Capital, with operations greater than 5% of the technical equity as of December 31st, 2009, $72,394.6***

Part.%.	Nit	Stockholder	Type	Oper.	Rights	Obligation
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Venta	74.989,3	76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligarotias Colfondos	Forward	Compra	85.308,0	88.935,3
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Compra	104.760,6	100.330,3

f. ***Operations celebrated with Stockholders who own less than 10% of the Capital, with operations greater than 5%of the technical equity as of June 30, 2009, $73.641.9***

Part %.	Nit	Stockholder	Type	Oper.	Rights	Obligation
2.03%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Compra	$ 233.973,0	$ 231.403,3

22. OPERATING REVENUES

	December 31, 2009	June 30, 2009
Dividends and participations:		
Epiandes S.A.	$ 21.731,1	$ 13.214,8
Promigás S.A.	-	29.526,7
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
Empresa de Energía de Bogotá	-	11.782,9
Leasing Corficolombiana S.A.	5.246,0	4.834,5
Leasing de Occidente S.A.	9.921,1	12.059,9
Valora S.A.	326,2	284,8
Organización Pajonales	-	2.500,0
Concecol Ltda.	2.644,9	932,4
Casa de Bolsa Corficolombiana S.A.	-	4.878,3
Fiduciaria Corficolombiana S.A.	7.866,7	3.796,0
Concesionaria Tibitoc S.A.	744,6	-
Hoteles Estelar	4.855,9	4.139,3
Unipalma	1.483,5	1.121,7
Gas Natural E.S.P.	-	4.234,3
Colombina S.A.(1)	(474,5)	1.898,2
Mineros S.A.	-	2.024,9
Aerocali S.A.	-	2.859,1
Tablemac S.A.	-	362,2
Colombiana de Extrusión S.A.	-	746,1
Bolsa de Valores de Colombia S.A.	-	504,1
Other	813,8	1.530,4
	$ 76.229,3	$ 120.269,9
Other:		
Reimbursement provision accounts payable provision	103,3	50,5
Sundry Revenues	35,2	16,8
	$ 138,5	$ 67,3

(1) It corresponds to the sale of the Investment on December 2009, see Note 7 numeral 2.

23. OPERATING EXPENSES – OTHER

	December 31, 2009	June 30, 2009
Fees	$ 1.287,6	$ 1.335,3
Taxes (1)	3.613,3	14.290,3
Leasings/rentals	1.135,4	1.337,8
Contributions and affiliations	954,7	919,9
Insurance	2.143,7	1.905,6
Maintenance and repairs	785,7	791,4
Office adapting and installations	135,3	174,5
Sundry:		
Cleaning and vigilance services	327,7	346,6
Temporary services	121,7	159,8
Publicity and propaganda	1.101,1	698,7
Public relations	69,9	69,4
Public utilities	678,3	624,5
Travel expenses	291,1	135,9
Transportation	361,7	530,6
Office Implements and stationary	116,2	114,5
Donations	781,8	-

Continue...

Other		
Subscriptions and notices	116,3	90,7
Postal charges	56,2	66,3
Building Administration	264,1	265,2
Cafeteria	26,0	25,0
Legal expenses	9,9	37,5
Digitalisation and binding	60,9	55,0
Deductable VAT prorate division	341,6	117,7
Connection service	324,3	381,5
Miscellaneous	1.783,0	1. 374,2
	$ 16.887,5	$ 25.847,9

(1) As of December 31st, 2009, this item included among other values, the following: Industry and Commerce $429.5, Property Tax $66.4, Charge to Financial Movements $2.984.1. As of June 30, 2009 this item included among other values: Industry and Commerce $435.4, Charge to Financial Movements $3.611.6, Equity Tax $10.149.7.

24. OTHER PROVISIONS

	December 31, 2009	June 30, 2009
Goods received in payment	$ 109,7	$ 480,9
Other assets	21,9	54,0
Available	6,5	-
	$ 138,1	$ 534,9

25. NON OPERATING REVENUES

Profit in the sale of:		
Goods receivd in payment	$ 262,7	$ 429,4
Property and equipment	33,2	1.224,5
Leasings/rentals	335,0	278,0
Recoveries:		
Penalised Goods	93,0	929,6
Reimbursements provision:		
Investments (1)	1.127,0	4.142,7
Reimbursement realisable and received goods	194,0	7,8
Other provisions	74,1	1.073,9
Other recoveries	1.389,4	2.339,5
Other assets	29,3	79,5
Sundry:		
Revenues goods received in payment	102,8	82,3
Other (2)	829,7	1.334,8
	$ 4.470,2	$ 11.922,0

(1) As of December 31, 2009 this item included: EMCALI Bonds $1.078.9, Soliplast $48.1. As of June 30, 2009 this item included: Promotora y Comercializadora Santamar $2.914,4, EMCALI Bonds $391.9, Promotora y Comercializadora Santamar Bonds $360.9, Investments General Provision $419.6.

(2) As of December 31, 2009, this item included among others: Causation of the Fidugota Equity B $621.2, Banco de Occidente S.A. $19.0, Consorcio Fonpet $18.2. As of June 30, 2009 this item included: Causation of Fidubogota Equity B Autonomous Equity $818.4, Cancellation right Caucadesa S.A. $374.5.

26. NON OPERATING EXPENSES

Loss in sale of property plant and equipment	$ 4,7	$ 17,5

Penalty and sanctions litigations and indemnifications (1)	729,3	2,7
Interests for penalties and sanctions	25,4	1,8
Espenses goods received in payment	287,7	360,7
Other expenses	369,8	682.7
	$ 1.416,9	$ 1.065,4

(1) As of December 31, 2009 it corresponds to the expense for an amount of $9.1 payment correction statement ICA Bogotá and Cali of 2007 and Litigations and Executive Process of Agrícola Santamaría $720.0.

27. INCOME TAX

	December 31, 2009	June 30, 2009
Profit before income tax	$ 523.321,1	$ 142.815,9
Plus (minus) items that increase (decrease) fiscal profit:		
Dividends not accrued in books	(3.287,2)	(2.577,0)
Revenue valuation of variable revenue investments	(447.103,0)	(26.807,2)
Non deductible provisions	708,3	7.129,1
Non deductible taxes (GMF, equity tax)	2.374,7	12.881,6
Industry and commerce tax	(7,7)	93,3
Expenses of other periods and other non deductible expenses	1.328,0	1.124,3
Expenses imputable non taxed revenues	2.077,7	2.420,1
Loss in sale of fixed assets	4,7	17,5
Income deferred declared in previous years	-	(186,0)
Not caused profit in sale of stock	41.926,4	-
Non taxable dividends and participations	(77.218,6)	(104.003,0)
Difference for valuation of negotiable fixed rate investments	(9.639,2)	(11.371,1)
Income for derivatives	456.483,3	1,5
Expenses for derivatives	(432.851,1)	(16.395,8)
Reimbursement provisions not deducted in previous years	(2.371,7)	(6.139,2)
Non taxable profit in sale of stock	(41.934,8)	-
Other non taxed revenues	(0.6)	(2,7)
Profit – (Loss) estimated revenue	20.384,7	(998,7)
Fiscal credits compensation	(20.384,7)	-
Applicable presumptive revenue	26.131,8	14.198,4
Exempt revenue	(4.675,7)	(2.511,0)
Taxable base	21.456,1	11.687,4
Income tax (33%) Estimated year (*)	$ 7.080,5	$ 3.856,8
Incoem tax required period	3.223,7	-
Provision excess or (Defect)	1.4	-
Total income tax expense	$ 3.225,1	$ 4.550,0

(*) Percentage income tax for taxable year	33%	33%

Income tax returns for years2006 and former years are final; those of years 2007 and 2008 are subject to review by DIAN (National Taxes and Customs Direction) .

As of December 31, 2009 the Corporation owns re-adjusted excess presumptive income on ordinary income, pending to compensate for $154.713.2.

28. LIST OF ASSETS WEIGHTED BY RISK LEVEL – TECHNICAL EQUITY

According to Decree 1720 of 2001, the technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighed by risk level. Individual compliance is verified monthly and each semester in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of December 31st and June 30, 2009 the ratio achieved by the Corporation was of (37.64%) thirty seven point sixty four and (46,16%) forty six point sixteen per cent, respectively.

29. CONTINGENCIES

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, dated February 17, 1989, for an amount of $58.5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting books, and

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in tutelage (protection) award on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated that: *"(...)the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

30. MANAGEMENT OF ASSETS AND LIABILITIES – INDICATOR OF LIQUIDITY RISK - IRL

As of the closing of December 31st, 2009, in force regulations for liquidity risk management appear on External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Management System Regulations (SARL). The methodology for calculating liquidity risk is transformed from the measurement of the liquidity GAP at 90 days at the IRL calculation to 7 days.

Following are the main accounts affecting this indicator as of the closing of December and June, 2009, with a maturity of 7 and 30 days:

	December 31, 2009 7 days	June 30, 2009 30 days
Net flow of items with contractual maturities - Adjusted	$ (692.526,6)	$ (106.211,5)

	December 31, 2009 7 days	June 30, 2009 30 days
Estimated net flow of items not subject to contractual maturities	(39.035,1)	(37.271,5)
Total requirement of net liquidity, estimated	(731.561,7)	(143.482,9)
Total Net liquid assets	1.349.981,4	861.559,7
Surplus	618.419,7	718.076,7

According with the methodology of the Superintendence of Colombia, the Corporation owns liquid assets adjusted for market liquidity, stock exchange risk and required reserves (ALM) to significantly back its liquidity requirements.

The Corporation, according with in forece regulations calculates the market risk based on the standard model indicated by the Superintendence of Finance in External Circular Letter 009 of 2007 (Chapter XXI Basic Accounting and Financial Circular Letter, External Circular Letter 100 of 1995).

	December 31, 2009	June 30, 2009
Methodology according with External Circular Letter 009 of 2007		
Risk by modules		
1- Interest rate	$ 76.568,9	$ 58.089,0
2- Rate of exchange	2.729,1	807,4
3- Stock price	16.371,3	10.394,6
4- Joint portfolios	1.543,0	1.560,5
See aggregate	$ 97.212,3	$ 70.851,5

31. CORPORATE GOVERNANCE (NOT AUDITED)

Corporación Financiera Colombiana S.A., has incorporated principles that rules for the good corporate governance of the entity, and the protection of stockholders and investors' rights.

Board of Directors and Top Management - The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures that may be present in the Corporation.

Policies and division of functions - Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

Reports to the Board of Directors – The Board of Directors is permanently informed of risk exposures of the different line businesses conducted by the Corporation.

A monthly report with a description of the operations made by the currency desk, business results, risk levels and compliance with limits established, should the case be, is submitted to the Board of Directors.

The Risk Department controls maximum portfolio positions, maximum losses and of value on risk, and informs on a daily basis the Top Management of the Corporation.

Technologic structure – The Corporation has an adequate technologic infrastructure that allows it to efficiently support transactional requirements of its daily operation, including adequate control and auditing mechanisms for risk control and for the generation of information tools that make information management in the organisation easier.

Methodology for risk management - Corporación Financiera Colombiana is rated as a financial entity and due to its Business role in the different fronts where it works (currency desk products, investment bank, variable income investments, etc.), it is exposed to different types of risk generated by the evolution of the environment in all its dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk administration process must comply with the following stages:

Risk identification – Risks associated to each of the products are determined. The Corporation looks for undue concentration of risks and to implement new technologies for risk management.

Measuring risks – Measurement and management processes for the different risks are esteblished. Monitoring systems must operate precisely and cover all defined aspects in order to make the management process easy. Risk measurement involves availability of experienced human resource and of technical tools that make quantification of inherent risks to each business line easy.

Limit assignment – Limits are determined for each one of the risks separately (market, credit and/or counterparty, operating and liquidity) although they are related to each other. The Administration evaluates and defines limits based on the disposition to asume risks and the capacity of the entity to absorb losses.

Limit Measurement and Control - Position values must be permanently reviewed against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line

Reports Generation – Reports shall be submitted from time to time as defined by the Board of Directors and the different risk departments. These reports must contain information relative to the present risk exposition vs. Limits established and considering them as essential elements for decision making.

Existent methodologies identify and measure the different types of risk to which the Corporation is exposed in its activity, and this is how methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure – The Corporation has defined an organisational structure through its Board of Directors; this structure shall watch over an adequate risk management. This is how the Executive Vice-Presidency is in charge of the construction of a strong risk culture within the organisation, always looping for obtaining an integrated vision of the risk that also includes the financial subsidiaries of Corficolombiana. This Vice Presidency is in charge of the Risk Management and Credit Risk Management Departments, and has the purpose of promoting, leading and controlling the execution of risk policies approved through the compliance with the risk management strategy outlined, using the previously defined risk administration process.

In the structure of the Corporation there exists independence between negotiation, risk control and accounting of operations areas. Each of these tasks has been assigned to the different functional areas that on their turn report to different areas in the Corporation, as follows:

Responsibility	Area	Reports to:
Negotiation	Treasury Vice Presidency	Presidency
	Commercial Vice Presidency	Presidency
	Investment Bank Vice Presidency	Presidency
	Investments Vice Presidency	Presidency
Control	Risk Management	Executive Vice Presidency
	Credit Risk Management	Executive Vice Presidency
Accounting	Treasury Operations	IT and Operations Management
	Support Operations Management	Executive Vice Presidency

32. RISK DISCLOSURE (NOT AUDITED)

Objetives - The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Currency
- Local currency derivative instruments
- Derivated instruments in foreign currency

Philosophy in risk taking - In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits.

Risk assumption philosophy is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

Evaluation – The market risk of the Corporation is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Base don the aforementioned, the following limit scheme operates considering the risk profile of the entity.

Market Risk -

Pesos portfolio position - Limits to negotiable investments portfolio - The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into consideration the same aspects above mentioned and the corresponding issuer limits.

Investment portfolio limits until maturity – The nominal value of the position in public debt securities is limited, with the criteria of the maturity and the contractual, financial and operative capacity of the Corporation..

Dollar portfolio positions – Negotiable investments portfolio limits - The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign currency position - The value of the dollar position (Short or Long) is limited both in the "intraday" and in the "next-day", according with the risk profile of the entity. Positions in other currencies such as the Swiss Franc, Sterling Pound, and EURO, are also limited taking into consideration the same aforementioned aspects.

Loss limits -

Daily P&L: is the main control tool the Middle Office has to monitor treasury. Additionally it is fundamental in the definition of maximum losses authorized by the Board of Directors.

VeR (value in risk): With the purpose of establishing limits based on Risk Metrics recognised methodologies for financial risk Management and according with the risk profile of the entity, the Board of Directors defined a VeR limit for Treasury operations, that allows the estimation under "normal conditions", of the risk assumed in the foreign exchange and fixed rate markets where the Corporation concentrates its trading activity.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) (Value in risk) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions

Liquidity risk – As tools for the liquidity risk internal methodologies approved by the Board of Directors and the provisions of External Circular Letter 042 of 2009 of the Superintendence of Finance of Colombia, that establishes the Regulations Relative to the Liquidity Risk Administration System (Sistema de Administración de Riesgo de Liquidez)(SARL) and determines the methodology for calculating the Liquidity Risk Indicator (IRL) are used.

The Corporation continued to monitor and control internal limits established by the Board of Directors both for long term and short term,; among those of short term are the MCO (Maximum Cumulative Outflow), the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators,

according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.
On the other hand, a follow-up to the different funding sources was made, and also a monitoring of the main depositaries of CDTS (Term Deposit Certificates) and Savings Accounts, and the concentration of contractual daily maturities of deposits and liabilities was evaluated.

Credit risk - The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.
Counterparty risk categories - Counterparty risk categories are standardised into four levels that allow optimising day to day businesses without generating additional wearing out in the attribution instances of the Corporation or affecting the quality of risk decision-making.

Following is a description of the risk categories from the higher risk to the lower risk ones.

Category 1 – Interbank short term loans, repos and/or investment in securities.

Category 2 – Credit exposition in derived products fixed income and foreign currency.

Examples: Foreign currency forward, securities forward, options, swaps.

For derivative products the risk limit to be approved by the corresponding authority is defined according with the Future Potential Exposition defined In Chapter XVIII of External Circular Letter 100 of 1995 that stipulates the factors that are applied on the nominal value of the contract in function of the term and the subjacent asset.
Also the use of the approved quota is calculated base don the crédito exposition of the derivative:

Credit Exposition = Replacement Cost (*) + Future Potential Exposition

(*) Replacement cost is the greater value between the market value and zero (0).

As fixed income derivative it is understood that contract where the subjacent is a market interest rate, or a fixed income security independent from the issuer or the type of security.

Futures realised through the Stock Exchange of Colombia shall not use counterparty quota because they count on a basic guaranty and of variatiob according with the regulations established by the Stock Exchange of Colombia.

Category 3 – Spot risk

Examples: Purchase – sale of securities and free delivery foreign currency.

Overnight risk.

Category 4 - Category DVP or compensated

"Intraday" market risk

Note: approved quotas (limits) may be used for products of the same category, respecting the term. Spot risk and Overnight risk may not be combined.

- ***Operating risk***

The most relevant improvements with respect to operating risk made Turing the second half of 2009 were as follows:

- Indicator measurement methodology was applied. As of the closing of July 2009 an evolution report was submitted to each of the Vice Presidenciès, and at present, as recommended by the Operating Risk Committee, a function is being developed that incorporates the weighing variable to measurement of indicators.
- The institutional training program continued. As of December 30, 2009 advance was of 77%; percentage dropped with respect to the first half of the year due to changes in personnel.
- A personalised training process began in the second semester for four important suppliers.
- The SARO report was submitted to the Board of Directors in November.
- With respect to the operating risk data base, as of December 30 the data base had 336 records distributed as follows:

Type of event	**# of records**
Failure in processes	188
Failure in systems	82
Business practices	44
Other	22

Process	**# of records**
Missional	241
Support	78
Strategic	17

Type of loss	**# of records**
Type B (with no impacto on P&L)	286
Type A (with impacto on P&L)	28
Type C (almost loss)	22

The 28 events recorded Type A amount to $153.6 million

- With respect to the Business Continuity Plan de Continuidad de Negocio, a strategy was re-defined according with structure and business changes presented during 2009. For the first half of 2010 two exercises of the new plan have been programmed to take place.

Administration -

Board of Directors - The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee - The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit Committee - The main function of this committee is to establish and make recommendations to the Board of Directors on credit quotas or limits and counterparty of Treasury clients.

Comité riesgo operacional - The main functions of this committee are: to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution, To establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency – The Executive Vice President reports to the Presidency and its main functions, among other functions, are to establish and recommend to the Board of Directors the policies, objectives, limits and procedures for risk administration. To control compliance with portfolio quotas and limits, issuer and counterparty established by the Board of Directors.

Risk Manager – The Risk Manager reports to the Executive Vice President and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks. There is an Operating Risk Manager and an assistant who are in charge of developing the Operating Risk Management System (Sistema de Administración de Riesgo Operacional) (SARO) within the Corporation and financial subsidiaries.

There is also a risk coordinator and 3 analysts specialised in the different treasury risks as the market risk, credit and liquidity risk who report to the Manager. It is important to mention that the legal risk is managed by the Legal Vice Presidency.

Credit Risk Manager - The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among his/her functions is that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager.

Measurement – During the first half of the year, the treasury of Corporación Financiera Colombiana S.A. generated net revenues before operating expenses and provisions, for an amount of $33.722. The ration revenue/risk taking the average VeR for 2008 indicates that the risk to which the Corporation is exponed is equivalent to less than one month of net income, thus adjusting itself to the risk profile approved by the Board of Directors.

The VeR per risk module is as follows:

Value in risk per modules	**VeR**	
Interest rates	$	76.568,9
Rate of Exchange		2.729,1
Price of stock		16.371,3
Collective/joint portfolios		1.543,0

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Value in total risk $ 97.212,4

The Corporation defines the position in each financial asset as the portfolio inventory plus parchase undertakings – sale undertakings.

Peso Portfolio Position (amounts in million pesos)

Negotiable investments portfolio – The position as of the closing of December 31st, 2009 was of $970.699.

Net position Negotiable portfolio – negotaible portfolio plus purchase forwards minus sale forwards $970.699.

Investment portfolio Available for sale – As of the closing of December 31st, 2009 this position is of $815.668.

Portfolio of investments until maturity – As of December 31st, 2009 the position was of $101.066.

Interest Rate Swaps – As of the closing of December 2009 Corficolombiana had no position in the swaps portfolio.

Options on Fixed income securities – As of the closing of December 31st, 2009 Corficolombiana had no position in the fixed rate securities options portfolio.

Dollar portfolio position

Negotiable investments portfolio – As of the closing of December 2009 the position is of $58.741.

Negotiable portfolio net position – negociable portfolio plus parchase forwards minus sale forwards $58.735.

Investment portfolio available for sale – As of the closing of December 31st, 2009 this position is of $254.766.

Investments portfolio until maturity – As of December 31, 2009 the position was of $0.

Position in foreign curreency – As of the closing of December 31, 2009 the position in USD is equivalent to US$ 3.944.559 other G10 currencies USD$134.705, other latam currencies US$20.024 for a total risk position in TRM (Market Representative Rate) of US$ 4.099.288.

Foreign Exchange Forwards – As of the closing of December 31, 2009 the value of the foreign currecny forwards is equivalent to $37.759.

OPCF Future Contracts – As of the closing of December 31, 2009 Corficolombiana had no position in the foreign currency futures portfolio.

Foreign currency options – As of the closing of December 31, 2009 Corficolombiana had no position in the foreign currency portfolio.

Loss limits -

Market Risk – Daily P&L: The daily P&L 30 days as of the closing of December 31st, 2009 presents a profit, without including operating expenses, of approximately $1.340

VeR (value in risk) – The total VeR including the positions of the pesos and dollars desk as of December 31, 2009 is equivalent to $ -6.066 approximately vs. the limit of $ -7.101.0 established by the Board of Directors.

MAT (management action trigger) – As of the closing of June 2009 the MAT amounts to $(5.397) approximately vs. the limit of $(7.101.0) established y the Board of Directors.

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Sensitivity Analysis (stress test)

	PERDIDA ESTIMADA EN		
PORTAFOLIO ($MM)	50 P.B.S	100 P.B.S	200 P.B.S.
Negociables en Pesos	5,943	11,887	23,773
Negociables USD	1,032	2,064	4,129
Disponible para la Venta pesos	15,115	30,231	60,461
Disponible para la Venta USD	8,468	16,936	33,871
Al Vencimiento	N.A.	N.A.	N.A.

Maximum, minimum and average values – The treasury portfolio as of December 31, 2009 behaved as follows:

Portfolio in pesos	Maximum	Minimum	Average
Negotiable Investments	970.699,49	121.862,15	375.011,56
Investments available for Sale	1.125.681,84	270.833,95	618.766,04
Investments until Maturity	202.012,30	0,00	97.839,92
Forward Purchase of Securities	0,00	0,00	0,00
Forward Sale of Securities	0,00	0,00	0,00
PORTFOLIO IN USD			
Negotiable investments	196.169,89	124.333,99	166.516,92
Investments Available for Sale	195.722,98	130.441,17	165.788,09
Investments until Maturity	0,00	0,00	0,00
Securities Purchase Forward	(46,36)	(2,84)	(20,37)
Securities Sale Forward	(150,57)	0,00	(40,45)
DERIVATIVES			
Foreign currency purchase Forward	110.981,15	(31.569,82)	8.737,76
Foreign currency sale Forward	(143.522,28)	108.130,20	16.065,19
OPCF Futures Contracts	(44,04)	0,00	106,79
Interest Rate Swap	328,10	0,00	2.392,41
Foreign currency Options	142,18	0,00	18,48
Securities Options	0,00	87,46	9,66

Liquidity Risk – As of the closing of December 31st, 2009, these indicators were within the normal limits established. The Trigger IRL indicador at 1 week and liquidity indicators of long term (medium Term Funding and Cash Capital Position) that defined the liquidity conditrion of the entity presented normal status.

Credit risk – During the second half of 2009, the quotas/limits of treasury counterparties were assigned according with the aforementioned methodology and approved by the corresponding authorities.

Control - The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office – Area directly in charge of the negotiation, relations with customers and commercial aspects of the treasury office.

Middle Office – Area in charge, among other functions, of risk measurement, verification of compliance with pilicies and limits established, and of making risk analysis. Also, this is the area in charge of preparing reports on compliance with policies and limits and of exposition levels of the different risks inherente to treasury operations.This is also the area in charge of reviewing and evaluating from time to time the methodologies for evaluating financial instruments and measuring risks.

Back Office - Area in charge of conducting the treasury operating aspects as the closing, recording and final authorization of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx..

Due to the consolidation of risk controls, the treasury Business is at present more stable and there is less risk for potencial losses due to market, credit and liquidity risks associated thereto, and a greater reaction opportunity in the presence of adverse effects

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among other.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

33. LEGAL CONTROLS

As of December 31st, and June 30, 2009, the Corporation complied with each of its legal obligations and ruties in issues related to among others, its own position, capital investments, technical equity, cash reserve and in general, with all instructions issued by vigilante and control entibies and legislative bodies

34. ASSET LAUNDERING RISK

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention

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mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

According with measurements made during 2009 based on the SARLAFT, the entity maintains low risk levels. Notwithstanding these risk levels are monitored quarterly.

Supervision of controls to prevente these risks is conducted by the Compliance Officer and his/her substitute; Management and the Board of Directors also supervise through reports presented from time to time by the Complaince Officer. Additionally the Comptroller Office and the Statutory Auditor Office make their evaluations in order to verify if internal controls established are efficient to prevent risk.

CORPORACION FINANCIERA COLOMBIANA S.A.

Profit Distribution Project July - December 2009

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CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 2009

Profit before taxes		$ 523,321,089,414
Minus: tax provision		$ 3,225,314,000
Profit of the period after taxes:		$ 520,095,775,414
Liberate reserve future contributions (non levied):		$ 40,068,842,505
Liberate reserve decree 2336 (realised income):		$ 6,346,827,873
Capitalise reserve decree 2336 :		$ 131,791,901,124
Profit at the disposal of the Assembly :		$ 698,303,346,916
Reserve on investments valuation Dec 2336 /95	$ 448,303,438,222	
Reserve for future distributions	$ -	
Ordinary dividend in cash of $690 per share on the 160.543.030 ordinary shares and the 10.772.923 preferential shares subscribed and paid as of December 31, 2009. This dividend shall be paid in six monthly instalments within the first five days of each month from April 2010.	$ 118,208,007,570	
Extraordinary dividend in stock of $769.29 for each share on the 160.543.030 ordinary shares and $767.29 for each share on the 10.772.923 preferential shares subscribed and paid as of December 31st, 2009. This dividend shall be paid in stock, at 1 share per each 29.832633 ordinary shares and 1 share with preferential dividend and with no right to vote for each 29.832633 preferential shares, subscribed and paid as of December 31st, 2009. Payment of shares shall be made on April 1st, to whom is a stockholder at the time when payment is enforceable according with in force regulations. With this purpose, a total of 5.742.569 new shares, 5.381.457 ordinary shares and 361.112 preferential shares.Unitary value of the shares to be delivered shall correspond to the weighted average price of the ordinary shares negotiated in the stock exchange in the week of January 18 to 22, 2010, $22.949.99 (1), of which $10 shall be accounted in the capital account and $22.939.99 in the legal reserve account as bonus for stock placement.	$ 131,791,901,124	
EQUAL AMOUNTS	**$ 698,303,346,916**	**$ 698,303,346,916**

(1) The daily average price of the share was taken from the INFOVAL report.

NOTE: Payment of the extraordinary dividend, by express mandate of Decree 2336 of 1995, has to be mandatorily made in stock, because profits to be distributed for that concept come from the reserve constituted with profits generated as a consequence of

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FINANCIAL INDICATORS

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ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation has no intermediary operation, indicators analysed hereunder are basically related to goods received in payment and we can observe that they present good behaviour continuing to decrease; they represent a low percentage of 3.10% of total assets and maintain an adequate coverage level.

2. Solvency Indicator

The level required by Superintendence of Finance establishes that the Technical Patrimony of financial intermediaries shall as a minimum correspond to 9% of the value of the weighted assets by their level risk. The Corporation complies with established limits recording as of December 31, 2009 a solvency indicator of 37.64%.

3. Profitability and Efficiency Indicators

During the second half of 2009, important revenues for valuation of investments were recorded, originated by changes in negotiability in the stock exchange and price variations, reflected in a substantial improvement in profitability indicators.

Asset profitability was 15.38% significantly higher than the first half of 2009 (7.40%), and vs. the same period in 2008 (6.53%). Patrimony profitability also was higher than that recorded in the former two semesters, in 29.74%, reflecting good results of the Entity.

The gross financial margin was 17.21%.

With respect to the indicator that relates administrative expenses with average assets it is of 1.61% as of December 2009, decreasing 32 basic points vs. the former year (1.93%); this reflects the Corporation's effort with respect to the expense policy to decrease this indicator.

4. Medidas de crecimiento anual

In the December 2008 – December 2009 period deposits presented an increase of 19.29%, showing stability of the funding structure of the Entity. It is also important to mention that in spite of this growth, the capture rate decreased in 548 basic points.

In the same period, equity increased in 28.36%, where profits and the valorisations account made the highest contribution.

The investments item presented as of December 2009 an increase of 54.14%, the fixed rate portfolio recorded the highest variation mainly motivated by a decrease in interest rates. On the other hand the variable income portfolio also showed an increase, reflecting good behaviour of investments. The Corporation continues with the variable income portfolio rotation policy looping for the generation of higher profitability.

During 2009 Corporación Financiera Colombiana received an AAA rating for its long term debt, rating granted in June by Fitch Ratings Colombia (before Duff And Phelps), and in November it received the same rating by BRC Investor Services. Triple A rating is the maximum rating level for long term debt, what means a very high rating in credit quality of the Corporation and that risk factors are nearly non-existing. Additionally, the Corporation received F1+ and BRC1+ ratings for its short term debt.

	Jun-07	Dec-07	Jun-08	Dec-08	Jun-09	Dec-09
Balance						
Total Assets	3,112,424	3,400,097	3,469,099	3,430,914	3,974,753	5,915,429
Total Net Portfolio	89	-	-	-	-	-
Total Investments	2,416,534	2,679,552	2,678,410	2,706,713	3,099,142	4,172,200
Total Portfolio Provisions	2	-	-	-	-	-
Total Deposits	867,503	965,148	1,045,852	1,055,009	1,166,316	1,258,570
Total Equity	1,511,049	1,793,219	1,894,640	1,953,101	2,148,427	2,507,040
Average Year Elapsed						
Assets	2,988,379	3,007,241	3,426,461	3,444,663	3,803,343	4,280,684
Gross Portfolio	39,669	21,381	-	-	-	-
Equity	1,509,551	1,542,187	1,820,546	1,855,265	2,053,588	2,213,517
Status of Results						
Revenues Interests	45,032	51,486	8,604	20,453	3,027	8,515
Expenses Interests	51,729	113,198	75,797	169,010	65,549	802,832
Interests Net Margin	**(6,697)**	**(61,711)**	**(67,192)**	**(148,557)**	**(62,522)**	**(794,316)**
Net Income different to Interests	**124,449**	**272,416**	**171,884**	**404,510**	**244,155**	**1,530,842**
Valuation of Investments	(14,127)	(2,946)	13,757	34,260	42,261	233,448
Sale Profit or Loss, Dividends, Realised Profits	99,103	195,033	140,619	321,142	180,518	1,256,459
Financial Services	5,258	13,800	2,428	4,153	3,956	8,393
Sale Profit or Loss, Portfolio	-	-	-	-	-	-
Foreign Exchange Net	(25,247)	(11,000)	(15,014)	12,157	(33,410)	(79,752)
Derivatives Net	59,462	77,529	30,094	32,798	50,830	112,293
Other	-	-	-	-	-	-
Gross Financial Margin	**117,752**	**210,705**	**104,691**	**255,953**	**181,633**	**736,526**
Administrative Expenses	(35,639)	(69,886)	(38,385)	(66,395)	(38,836)	(68,781)
Operating Margin before provisions and deposits & amort.	**82,113**	**140,819**	**66,307**	**189,558**	**142,798**	**667,745**
Net Provisions	7,091	35,033	10,954	17,010	297	1,575
Operating Margin before and after deposits & amort.	**89,204**	**175,852**	**77,261**	**206,567**	**143,095**	**669,319**
Depreciations and Amortisations	(3,209)	(5,389)	(2,601)	(5,333)	(2,562)	(5,612)
Other Non Operating Revenues and Expenses	24,308	45,679	27,102	31,126	2,283	2,430
Income Tax	(5,040)	(10,480)	(4,450)	(7,583)	(4,550)	(7,775)
Net Profit or Loss	**105,263**	**205,662**	**97,312**	**224,778**	**138,266**	**658,362**

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CORPORACION FINANCIERA COLOMBIANA S.A.

	Jun-07	Dec-07	Jun-08	Dec-08	Jun-09	Dec-09
Asset Quality Indicators						
Gross Portfolio	91	-	-	-	-	-
Unproductive Portfolio (CDE)	-	-	-	-	-	-
Due Portfolio	-	-	-	-	-	-
Total Goods received in payment Gross	36,479	30,892	26,077	25,719	26,310	25,738
Total Provisions of Goods received in payment	(29,027)	(24,688)	(20,846)	(20,265)	(20,303)	(19,743)
Total Productive Assets by rating	2,799,900	3,030,665	2,974,506	2,810,267	3,230,976	4,468,794
Total Liabilities with cost	1,512,823	1,509,765	1,481,275	1,405,653	1,738,855	3,285,730
Total Unproductive Assets by rating	89,968	63,404	89,282	55,366	182,578	157,346
Gross Portfolio / Assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
In force Portfolio / Gross Portfolio	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Due Portfolio / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Qualified Portfolio CDE / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Gross Portfolio	2.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Due Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions CDE / Qualified CDE Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Productive Assets by rating/ Liabilities with cost	185.08%	200.74%	200.81%	199.93%	185.81%	136.01%
Unproductive Assets by rating / Assets	4.06%	2.77%	3.33%	2.36%	5.26%	3.10%
Unproductive Assets by rating / Equity	5.95%	3.88%	4.99%	3.11%	8.78%	6.52%
BRP Net of Provision / Total Assets	0.24%	0.18%	0.15%	0.16%	0.15%	0.10%
Solvency Indicators						
Equity / Assets	48.55%	52.74%	54.61%	56.93%	54.05%	42.38%
Solvency with VaR	48.64%	51.11%	48.77%	51.89%	46.16%	37.68%
Liquidity Indicators						
Net Portfolio / Assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Portfolio / Deposits	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%
Profitability and Efficiency						
Equity Loss (Equity/Social Capital + Guaranty Capital)	914	1,084	1,126	1,148	1,254	1,463
Annualised ROA (Profit/Average Assets year elapsed)	7.17%	6.84%	5.76%	6.53%	7.40%	15.38%
Annualised ROE (Profit / Average Equity year elapsed)	14.43%	13.34%	10.98%	12.12%	13.92%	29.74%
Average Assets/Financial Income	6.05	3.83	3.74	1.72	3.26	1.36
Assets / Equity	2.06	1.90	1.83	1.76	1.85	2.36
Gross Financial Margin / Average Assets year elapsed	3.94%	7.01%	3.06%	7.43%	4.78%	17.21%
Administrative Expenses/ Gross Financial Margin	30.27%	33.17%	36.66%	25.94%	21.38%	9.34%
Administrative Expenses/ Average Assets	2.40%	2.32%	2.25%	1.93%	2.05%	1.61%
Placements average yield	289.13%	289.13%	0.00%	0.00%	0.00%	0.00%
Interest Expense/Productive Assets Annualised by rating	3.73%	3.74%	5.16%	6.01%	4.10%	17.97%
Annual Growth Measures						
Total Assets	-4.00%	4.88%	11.46%	0.91%	14.58%	72.42%
Total Net Portfolio	-99.77%	-100.00%	-100.00%	N.A.	N.A.	N.A.
Total Investments	1.04%	12.04%	10.84%	1.01%	15.71%	54.14%
Total Portfolio Provisions	-99.98%	-100.00%	-100.00%	N.A.	N.A.	N.A.
Total Deposits	-13.42%	-3.68%	20.56%	9.31%	11.52%	19.29%
Total Equity	-2.65%	15.52%	25.39%	8.92%	13.39%	28.36%
L.P. Rating	AA+	AA+	AAA	AAA	AAA	AAA
C.P. Rating	DP1+	DP1+	DP1+	DP1+ / BRC1+	DP1+ / BRC1+	F1+ / BRC1+

RECEIVED
2010 APR -2 P 12:25

FILE No. 823437

Corporación Financiera Colombiana S. A.

Estados Financieros por los Semestres Terminados el 31 de Diciembre y 30 de Junio de 2009 e Informe del Revisor Fiscal



Deloitte & Touche Ltda.
Cra. 7 Nº 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel. +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

DICTAMEN DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A.:

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. al 31 de diciembre y 30 de junio de 2009 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, y el resumen de las principales políticas contables y otras notas explicativas.

La administración es responsable por la preparación y correcta presentación de estos estados financieros de acuerdo con las instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia. Esta responsabilidad incluye diseñar, implementar y mantener un sistema de control interno adecuado para la administración de riesgos y la preparación y presentación de los estados financieros, libres de errores significativos, bien sea por fraude o error; seleccionar y aplicar las políticas contables apropiadas, así como efectuar las estimaciones contables que resulten razonables en las circunstancias. Mi responsabilidad es expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos de errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, fielmente tomados de los libros de contabilidad, presentan razonablemente, en todos los aspectos de importancia material, la situación financiera de Corporación Financiera Colombiana S.A. al 31 de diciembre y 30 de junio de 2009, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis auditorías al 31 de diciembre y 30 de junio de 2009, informo que la Corporación ha llevado su contabilidad conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción de los Sistemas de Administración de Riesgos de Mercado, de Liquidez, Operativo y de Lavado de Activos y Financiación del Terrorismo, y la determinación de su impacto en los estados financieros adjuntos, se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados, sobre los cuales he efectuado seguimiento a la disposición dada por la administración.



WILLIAM ALEXANDER GALVIS GUZMÁN
Revisor Fiscal
Tarjeta Profesional No. 74138-T
Designado por Deloitte & Touche Ltda.

29 de enero de 2010.

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

BALANCES GENERALES EL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(En millones de Pesos)

ACTIVO	31 de diciembre de 2009		30 de junio de 2009	
DISPONIBLE, Neto (Notas 3 y 21)		$ 207.189,9		$ 165.183,0
POSICIONES ACTIVAS EN OPERACIONES DE MERCADO (Nota 4)		708.923,9		15.915,0
INVERSIONES, Neto (Notas 5 y 21)		4.172.200,0		3.099.141,5
Negociables Títulos de Deuda	508.173,0		276.039,9	
Negociables Títulos Participativos	440.629,3		43.657,9	
Para Mantener Hasta el Vencimiento	219,6		501,0	
Disponibles Para la Venta en Títulos de Deuda	486.332,4		593.854,5	
Disponibles Para la Venta en Títulos Participativos	1.541.278,4		1.727.773,0	
Derechos de Recompra de Inversiones	1.206.216,1		468.421,1	
Menos: Provisión	(10.648,8)		(11.105,9)	
ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS (Nota 6)		37.831,4		79.127,7
Derivados	37.831,4		79.127,7	
Derechos	4.909.331,4		4.965.518,9	
Obligaciones	(4.871.500,0)		(4.886.391,2)	
CUENTAS POR COBRAR, Neto (Notas 7 y 21)		82.660,0		56.535,6
Intereses	397,1		160,0	
Comisiones y Honorarios	2.965,1		2.387,7	
Pago por Cuenta de Clientes Comerciales	0,7		0,7	
Otras	83.548,5		57.393,9	
Menos: Provisión	(4.251,4)		(3.406,7)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO, Neto (Nota 8)		5.994,7		6.007,0
Bienes Recibidos en Pago Diferentes a Vivienda	25.152,3		25.724,0	
Bienes no utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(19.743,5)		(20.302,9)	
PROPIEDADES Y EQUIPO, Neto (Nota 9)		9.423,1		8.933,1
Terrenos y Edificios	13.617,8		13.357,0	
Equipo, Muebles y Enseres de Oficina	8.744,0		8.542,1	
Equipo de Computación	9.498,4		9.086,4	
Otras	1.110,0		1.246,4	
Menos: Depreciación	(23.263,1)		(23.014,2)	
Menos: Provisión	(284,0)		(284,6)	
OTROS ACTIVOS, Neto (Nota 10)		37.184,3		44.669,2
Aportes Permanentes	98,2		98,2	
Gastos Anticipados y Cargos Diferidos	1.613,2		2.367,2	
Otros	58.173,4		65.027,1	
Menos: Provisión	(22.700,5)		(22.823,3)	
VALORIZACIONES (Notas 5 y 9)		654.890,2		500.552,7
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotizacion en Bolsa	631.839,9		478.572,5	
Propiedades y Equipo	23.050,3		21.980,2	
DESVALORIZACIONES (Nota 5)		(868,1)		(1.311,7)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotizacion en Bolsa	(868,1)		(1.311,7)	
TOTAL ACTIVO		$ 5.915.429,4		$ 3.974.753,1
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 19)		231.886,0		166.398,1
CUENTAS CONTINGENTES DEUDORAS (Nota 19)		1.462.726,9		664.923,5
CUENTAS DE ORDEN DEUDORAS Nota 20)		6.346.180,7		5.519.161,0
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 20)		3.016.447,8		2.909.921,7
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 11.057.241,4		$ 9.260.404,3

PASIVO	31 de diciembre de 2009		30 de junio de 2009	
DEPOSITOS Y EXIGIBILIDADES (Nota 11 y 21)		$ 1.258.570,0		$ 1.166.316,4
Certificados de Depósito a Término	1.089.355,7		1.012.305,0	
Depósitos de Ahorro	168.710,7		153.651,8	
Otros	503,6		359,6	
POSICIONES PASIVAS EN OPERACIONES DE MERCADO (Nota 12)		2.027.159,9		572.538,5
CUENTAS POR PAGAR (Notas 13 y 21)		71.736,9		74.482,7
Intereses	12.083,2		13.392,3	
Dividendos y Excedentes	55.400,1		45.338,9	
Otras	4.253,6		15.751,5	
OTROS PASIVOS (Notas 14)		46.718,7		4.173,8
Obligaciones Laborales Consolidadas	1.954,8		2.024,3	
Ingresos Anticipados y Abonos Diferidos	43.472,3		839,1	
Pensiones de Jubilación	1.291,6		1.310,4	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 15)		4.203,5		8.814,9
Obligaciones Laborales	1.317,7		782,0	
Impuestos	1,2		4.902,8	
Otros	2.884,6		3.130,1	
TOTAL PASIVO		3.408.389,0		1.826.326,3
PATRIMONIO DE LOS ACCIONISTAS				
CAPITAL SOCIAL (Nota 16) Dividido en 171.315.953 Acciones de Valor Nominal de $ 10.oo c/u		1.713,2		1.713,2
RESERVAS (Nota 17)		1.230.664,6		1.202.383,4
Reserva Legal	656.729,4		656.729,4	
Reservas Estatutarias y Ocasionales	573.935,2		545.654,0	
SUPERAVIT o DEFICIT		754.566,8		806.064,3
Ganancias o Pérdidas No Realiz. en Inv. Disponibles Para la Venta (Nota 18)	100.544,7		306.823,3	
Valorizaciones	654.890,2		500.552,7	
Desvalorizaciones	(868,1)		(1.311,7)	
UTILIDAD DEL EJERCICIO		520.095,8		138.265,9
TOTAL PATRIMONIO DE LOS ACCIONISTAS		2.507.040,4		2.148.426,8
TOTAL PASIVO Y PATRIMONIO DE LOS ACCIONISTAS		$ 5.915.429,4		$ 3.974.753,1
CUENTAS CONTINGENTES ACREEDORAS (Nota 19)		$ 231.886,0		$ 166.398,1
Avales y Garantías	148.841,8		107.370,6	
Otras Contingencias	83.044,2		59.027,5	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 19)		1.462.726,9		664.923,5
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 20)		6.346.180,7		5.519.161,0
CUENTAS DE ORDEN ACREEDORAS (Nota 20)		3.016.447,8		2.909.921,7
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 11.057.241,4		$ 9.260.404,3

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.

(*) JOSE ELIAS MELO ACOSTA
PRESIDENTE

(*) MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T. P. 40995-T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. No. 74138-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A.

ESTADOS DE RESULTADOS
POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(En millones de Pesos)

	31 de diciembre de 2009		30 de junio de 2009	
INGRESOS OPERACIONALES DIRECTOS	$	1.888.412,5	$	1.052.243,8
Intereses	5.488,0		3.027,1	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda	17.025,2		39.046,4	
Utilidad en Valoracion Inversiones Neg Títulos Participativos	174.161,7		3.214,6	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.	352,2		2.760,3	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít Deuda	29.486,6		31.753,9	
Ganancia Realizada en Inversiones Disponibles Para la Venta	284.878,0		28.825,5	
Comisiones y Honorarios	7.820,2		6.906,9	
Utilidad en Posiciones en corto de Operaciones Repo, Simultaneas y Transferencia Temporal de Valores	668.202,7		4.115,7	
Utilidad en Valoracion de Derivados	484.297,7		382.844,7	
Utilidad en Valoracion de Operaciones de Contado	4.160,9		4.743,1	
Cambios	184.855,3		536.649,2	
Utilidad en Venta de Inversiones	27.684,0		8.356,4	
GASTOS OPERACIONALES DIRECTOS		1.409.784,2		990.897,2
Intereses	50.734,7		65.549,0	
Pérdida Realizada en Inv. Disponibles para la Vta.	-		2.508,5	
Comisiones	3.841,3		2.544,1	
Pérdida en Posiciones en corto de Operaciones Repo, Simutaneas y Transferencia Temporal de Valores	682.008,7		4.539,0	
Pérdida en Valoración de Derivados	419.612,4		331.401,2	
Cambios	231.197,4		570.058,7	
Pérdida en Venta de Inversiones	15.007,1		8.939,9	
Perdida en la Valoración de Operaciones de Contado	7.382,6		5.356,8	
RESULTADO OPERACIONAL DIRECTO		478.628,3		61.346,6
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		45.315,1		80.502,1
INGRESOS OPERACIONALES		76.367,8		120.337,2
Dividendos y Participaciones	76.229,3		120.269,9	
Otros (Nota 22)	138,5		67,3	
GASTOS OPERACIONALES		31.052,7		39.835,1
Gastos de Personal	14.165,2		13.987,2	
Otros (Nota 23)	16.887,5		25.847,9	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		523.943,4		141.848,7
PROVISIONES		1.761,1		8.665,1
Inversiones (Nota 5)	674,9		6.360,5	
Cuentas por Cobrar (Nota 7)	948,1		1.485,1	
Propiedades y Equipo	0,0		284,6	
Otras (Nota 24)	138,1		534,9	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 9)		698,7		612,2
AMORTIZACIONES		1.215,8		612,1
RESULTADO OPERACIONAL, NETO		520.267,8		131.959,3
INGRESOS NO OPERACIONALES (Nota 25)		4.470,2		11.922,0
GASTOS NO OPERACIONALES (Nota 26)		1.416,9		1.065,4
RESULTADO NETO NO OPERACIONAL		3.053,3		10.856,6
UTILIDAD ANTES DE IMPUESTO SOBRE LA RENTA		523.321,1		142.815,9
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 27)		3.225,3		4.550,0
UTILIDAD DEL EJERCICIO	$	520.095,8	$	138.265,9
UTILIDAD NETA POR ACCIÓN (en pesos)	$	3.035,9	$	809,8

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.



(*) JOSE ELIAS MELO ACOSTA
PRESIDENTE



(*) MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. 40995- T



WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO DE LOS ACCIONISTAS
POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(En millones de pesos)

	Capital social	Reserva legal	Reservas Estatutarias y Ocasionales: Disposiciones fiscales	A disposición de la asamblea	Fomento económico	Capitaliz económica	Total	Ganancias no Realizadas en Inversiones	Valorizaciones	Desvalorizaciones	Resultado de ejercicios anteriores	Utilidad del ejercicio	Patrimonio de los accionistas
SALDO AL 31 DE DICIEMBRE DE 2008	$ 1.701,6	$ 641.627,2	$ 394.725,0	$ 133.449,3	$ 8,8	$ 4,4	$ 528.187,5	$ 207.542,0	$ 460.209,4	$ (13.633,2)	$ -	$ 127.466,1	$ 1.953.100,6
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	127.466,1	(127.466,1)	-
Liberación reserva para futuros repartos	-	-	-	(133.449,3)	-	-	(133.449,3)	-	-	-	133.449,3	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	156,8	-	-	-	156,8	-	-	-	(156,8)	-	-
Constitución reserva para futuros repartos	-	-	-	150.759,0	-	-	150.759,0	-	-	-	(150.759,0)	-	-
Dividendo en efectivo de $528.0 por acción sobre 159.420.858 acciones ordinarias y 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008, pagadero en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de abril de 2009.	-	-	-	-	-	-	-	-	-	-	(89.845,5)	-	(89.845,5)
Dividendo en acciones de $118.44 por cada acción sobre las 159.420.858 acciones ordinarias y de $118.44 por cada acción sobre las 10.741.134 acciones preferenciales suscritas y pagadas a diciembre 31 de 2008. Este dividendo se pagara en acciones, a razón de 1 acción por cada 110.581901199 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 110.581901199 acciones preferenciales, suscritas y pagadas a 30 de diciembre de 2008, pagadero el día 1 de abril de 2009 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 1.538.787 nuevas acciones, 1.441.654 acciones ordinarias y 97.133 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 19 al 23 de enero de 2009, $13.087.32	11,6	15.102,2	-	-	-	-	-	-	-	-	(15.113,8)	-	-
Dividendos decretados en acciones que fueron pagados en efectivo a solicitud de los accionistas	-	-	-	-	-	-	-	-	-	-	(5.040,3)	-	(5.040,3)
Movimiento del ejercicio	-	-	-	-	-	-	-	99.281,3	40.343,3	12.321,5	-	-	151.946,1
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	138.265,9	138.265,9
SALDO AL 30 DE JUNIO DE 2008	$ 1.713,2	$ 656.729,4	$ 394.881,8	$ 150.759,0	$ 8,8	$ 4,4	$ 545.654,0	$ 306.823,3	$ 500.552,7	$ (1.311,7)	$ -	$ 138.265,9	$ 2.148.426,8
Traslado de utilidades del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	138.265,9	(138.265,9)	-
Liberación reserva para futuros repartos	-	-	-	(150.759,0)	-	-	(150.759,0)	-	-	-	150.759,0	-	-
Constitución Reservas Sobre Valoracion de Inversiones Decreto 2336/95	-	-	26.874,4	-	-	-	26.874,4	-	-	-	(26.874,4)	-	-
Constitución reserva para futuros repartos	-	-	-	152.165,8	-	-	152.165,8	-	-	-	(152.165,8)	-	-
Dividendo en efectivo de $642.0 por acción sobre 160.543.030 acciones ordinarias y 10.772.923 acciones preferenciales suscritas y pagadas a junio 30 de 2009, pagadero en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir de octubre de 2009.	-	-	-	-	-	-	-	-	-	-	(109.984,7)	-	(109.984,7)
Movimiento del ejercicio	-	-	-	-	-	-	-	(206.278,6)	154.337,5	443,6	-	-	(51.497,5)
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	520.095,8	520.095,8
SALDO AL 31 DE DICIEMBRE DE 2009	$ 1.713,2	$ 656.729,4	$ 421.756,2	$ 152.165,8	$ 8,8	$ 4,4	$ 573.935,2	$ 100.544,7	$ 654.890,2	$ (868,1)	$ (0,0)	$ 520.095,8	$ 2.507.040,4

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.

(*) JOSE ELIAS MELO ACOSTA
PRESIDENTE

(*) MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S.A.

ESTADOS DE FLUJOS DE EFECTIVO
POR LOS SEMESTRES TERMINADO AL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(En millones de pesos)

	31 de diciembre de 2009	30 de junio de 2009
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN:		
Utilidad neta del ejercicio	$ 520.095,8	$ 138.265,9
Ajustes para conciliar la utilidad neta y el efectivo neto provisto por las actividades de operación:		
Provisión inversiones no negociables renta variable	674,9	6.360,5
Provisión cuentas por cobrar	948,1	1.485,1
Provisión bienes recibidos en pago	109,7	481,0
Provisión propiedades y equipo	0,0	284,6
Provisión otros activos	22,0	54,0
Reintegro provisión inversiones	(1.127,0)	(4.142,7)
Reintegro provisión cuentas por cobrar	(103,3)	(50,5)
Reintegro provisión propiedades y equipos	(0,2)	0,0
Reintegro provisión bienes recibidos en pago	(194,0)	(7,8)
Reintegro provisión otros activos	(29,3)	(79,5)
Valoración de inversiones, Neto	(221.025,7)	(76.775,2)
Utilidad neta en venta de bienes recibidos en pago	(262,7)	(429,4)
Utilidad neta en venta de propiedades y equipo	(28,4)	(1.207,0)
Depreciaciones	698,7	612,2
Amortizaciones	1.215,8	612,1
Utilidad depurada	300.994,4	65.463,3
(Disminución) aumento pasivos estimados y provisiones	(4.611,4)	4.775,8
Aumento (disminución) otros pasivos	42.544,9	(9,0)
(Disminución) aumento cuentas por pagar	(2.745,8)	10.544,2
Aumento cuentas por cobrar, Neto	(26.969,2)	(27.566,2)
Disminución en otros activos	6.276,4	31.420,9
Disminución (aumento) bienes recibidos en pago	359,3	(596,1)
Efectivo Neto Provisto por las Actividades de Operación	315.848,6	84.032,9
FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSIÓN:		
Aumento de inversiones	(1.057.859,3)	(218.590,1)
Disminución (aumento) aceptaciones y derivativos	41.296,3	(95.522,0)
(Aumento) disminución propiedades y equipo	(1.160,1)	1.092,9
Efectivo Neto Utilizado en actividades de inversión	(1.017.723,1)	(313.019,2)
FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIACIÓN:		
Aumento depósitos y exigibilidades	92.253,6	111.307,5
Aumento posiciones pasivas en operaciones de mercado	1.454.621,4	221.894,1
Dividendos pagados en efectivo	(109.984,7)	(94.885,8)
Efectivo neto aumento en actividades de financiación	1.436.890,3	238.315,8
AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	735.015,8	9.329,5
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL COMIENZO DEL PERÍODO	181.098,0	171.768,5
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERÍODO	$ 916.113,8	$ 181.098,0

Las notas adjuntas son parte integral de los estados financieros.

(*) Los Suscritos Representante Legal y contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos estados financieros y que los mismos han sido tomados fielmente de los libros de contabilidad de la compañía.

(*) JOSE ELIAS MELO ACOSTA
PRESIDENTE

(*) MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. 40995- T

WILLIAM ALEXANDER GALVIS GUZMÁN
REVISOR FISCAL
T.P. 74138- T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

CORPORACIÓN FINANCIERA COLOMBIANA S. A.

NOTAS A LOS ESTADOS FINANCIEROS
POR LOS SEMESTRES TERMINADOS EL 31 DE DICIEMBRE Y 30 DE JUNIO DE 2009
(En millones de pesos colombianos, excepto cuando se indique lo contrario)

1. **ENTIDAD REPORTANTE**

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, constituida el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la Notaría Primera del círculo de Cali, cuyo plazo de duración está previsto hasta el 2 de octubre del año 2051, el cual puede ser extendido por simple decisión de la Asamblea General de Accionistas.

Mediante la escritura pública No. 12.364 de diciembre 30 de 2005 otorgada en la Notaría 18 de Bogotá, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) con la Corporación Financiera Colombiana S.A.(entidad absorbida). En esa misma escritura la entidad absorbente modificó su razón social por la de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1.715,0.

Con la escritura pública No.10410 de la Notaría 71 de Bogotá, el día 26 de diciembre de 2007 se formalizó la fusión de la Corporación Financiera Colombiana (entidad absorbente) con la sociedad Proyectos de Energía S.A. (entidad absorbida), la cual se disolvió sin liquidarse.

La Corporación tiene como objeto social la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que lo sustituyan, modifiquen o adicionen. En desarrollo del objeto, la sociedad puede realizar todos los actos y contratos para lograr su finalidad, como fomentar el ahorro y la inversión privada, desarrollar el mercado de capitales, promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas en aquellos sectores a los cuales se autorice la extensión de sus servicios, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 5 agencias en distintas ciudades del país, al 31 de diciembre de 2009. La Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2009 cuenta con 277 empleados directos, 7 indirectos y 24 temporales, además posee las siguiente filiales y subsidiarias: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Gas Comprimido del Perú, Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A.,

Plantaciones Unipalma de los Llanos S.A , Pizano S.A, en restructración, Estudios y Proyectos del Sol S.A., (antes Inversora en Aeropuertos S.A.) e Industrias Lehner S.A. Los estados financieros que se acompañan incluyen los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

2. PRINCIPALES POLÍTICAS CONTABLES

a. *Contabilidad básica* - El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

   Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

b. *Disponible* - Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la República, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

   Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

   El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis (6) meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

   Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

c. *Operaciones repo, simultáneas y de transferencia temporal de valores* - En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

   En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar exponencialmente por las partes durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

Fondos interbancarios - Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

d. *Inversiones* - Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables Títulos de deuda	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007,

Clasificación	Plazo	Características	Valoración	Contabilización
				en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar a las categorías antes mencciondas.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.
Disponibles para la venta – títulos participativos	Sin plazo	Con baja o mínima bursatilidad, que no tienen	Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en	Baja o mínima bursatilidad o sin ninguna cotización • La diferencia entre el valor

Clasificación	Plazo	Características	Valoración	Contabilización
		cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Colombia ,inscritos en bolsa de valores; estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado , Títulos participativos emitidos y negociados en Colombia, no inscritos en bolsa de valores; se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes , calculadas con base en los últimos estados financieros certificados. Dichos estados financieros deben ser con corte al 30 de junio y 31 de diciembre de cada año o los más recientes, cuando sean conocidos y que no superen 6 meses de antigüedad y debidamente certificados.	de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. • Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior

Clasificación	Plazo	Características	Valoración	Contabilización
				internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista . Sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables Títulos participativos			Las inversiones en títulos participativos se valoran: Títulos Participativos emitidos y negociados en Colombia ,inscritos en bolsa de valores, estas inversiones se valoran con base el precio de valoración diaria publicado por un agente autorizado	Se contabiliza como una ganancias o pérdidas dentro de el Estado de Resultados, con abono o cargo a la inversión.

Criterios para la valoración de inversiones - La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el Capítulo I de la Circular Externa 100 de 1995 y en todos los casos los siguientes:

- Objetividad - La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- Transparencia y representatividad - El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- Evaluación y análisis permanentes - El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la citada norma.

- Profesionalismo - La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Con la Circular Externa 030 de 2009 - Se eliminó el índice de bursatilidad como referente de valoración, la cual empezó a regir a partir del el 24 de agosto de 2009, siendo actualmente el referente de la valoración de las inversiones.

Periodicidad de la valoración y del registro contable - La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las inversiones - Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100, el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables. Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, con autorización previa expresa, particular y concreta de la Superintendencia.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento. Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capítulo I de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.
- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.
- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capítulo 1 de la Circular Básica Contable y Financiera, Circular Externa 100 de 1995.
- La inversión pase de baja o mínima bursatilidad o sin ninguna cotización, a alta o media bursatilidad. En este evento , sólo podrán ser reclasificadas de inversiones disponibles para la venta a inversiones negociables.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la Superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se clasifiquen o reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio - El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones:

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras – FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas - Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal, neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo %	Calificación corto plazo	Valor máximo %
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)		

Valores o títulos de emisiones o emisores no calificados - Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

El precio de los títulos y/o valores de deuda de que tratan los literales c. y e. del numeral 6.1.1 y el numeral 6.1.2, así como el de los títulos y/o valores participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio.

Casos en los que no existen, para el día de la valoración, precios justos de intercambio determinados de acuerdo con el literal a. del numeral 2.1, ni márgenes a los que se refiere el literal b., ídem, pero sí existen tasas de referencia."

Aquellos valores que no se puedan valorar de conformidad con los literales anteriores de este numeral, se deben valorar en forma exponencial a partir de la tasa interna de retorno calculada con sujeción a lo previsto en el numeral 6.1.2 de la presente norma, en cuyo caso el valor por el cual se encuentra registrada la inversión se debe tomar como el valor de compra. Este procedimiento se debe mantener hasta tanto el valor pueda ser valorado con sujeción a algunos de los mencionados literales.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

e. *Aceptaciones y derivativos -*

Aceptaciones bancarias - Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados – La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Se definen como operaciones con derivados aquellas operaciones financieras que pueden ejercerse para comprar o vender activos en un futuro, como divisas, títulos valores, o futuros financieros sobre tasas de cambio, tasas de interés o índices bursátiles. Los derivados más comunes son los contratos a término o "forward", las opciones, los futuros y los swaps o permutas financieras.

Todos ellos son operaciones con cumplimiento en un futuro.

Dentro de estas operaciones se utiliza el término "subyacente" para hacer referencia al activo, tasa o índice de referencia cuyo movimiento de precio determina el valor de un derivado.

Riesgos existentes cuando se hacen operaciones con derivados - Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de solvencia - Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de mercado - Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de contraparte - A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos operacionales - Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo jurídico - El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Perfil de riesgo - La Corporación ha establecido un Manual de Productos de Tesorería, donde se detallan cada una de las operaciones de tesorería autorizadas, en las cuales se encuentran los productos Derivados.

La Corporación ha denominado su perfil de riesgo como especulativo, enmarcado dentro de las políticas y límites establecidas por la Junta Directiva, las cuales son monitoreadas por el área de Riesgo, informando su cumplimiento mensualmente a la Junta Directiva.

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de mercado, solvencia y jurídicos definidos en el Capítulo XVIII de la Circular Básica Contable y Financiera de la Superintendencia Financiera.

La exposición crediticia se calcula de acuerdo con el anexo 4 de la Circular Externa 025 de 2008. Sin embargo la volatilidad empleada por la Corporación para el cálculo de la exposición crediticia de los derivados y de las operaciones Spot con cumplimiento DVP se basa en la Circular Externa 076 de 2000, la cual se presenta a continuación:

Plazo por días	Renta fija	Divisas
Intradia	1,23%	1,12%
1 a 90	5,2%	10,6%
91 a 180	7,4%	15,0%
Mayor a 180	10,8%	21,2%

En caso de que la volatilidad real supere la utilizada en el cuadro anterior, se aplicará la volatilidad real más un 10% adicional.

Se entiende por volatilidad real aquella que es calculada con la historia de la TRM para divisas y del IDP (Índice de Deuda Pública) para renta fija, en una ventana móvil de acuerdo al plazo analizado.

Los productos derivados autorizados por la Superintendencia Financiera de Colombia se valoran de acuerdo con lo estipulado en la Circular Externa 025 de 2008.

Los productos derivados autorizados para celebrar operaciones en la tesorería de la Corporación son: Forwards sobre Títulos, Forwards sobre Divisas, Forward peso-dólar americano, Forward divisa X– divisa Y , Opciones Europeas sobre Divisas, Opciones Europeas sobre Títulos, Swaps de Monedas, Swaps de Tasa de Interés y Futuros.

Las operaciones de Derivados solo se pueden realizar con clientes que tengan cupo disponible.

Los traders autorizados para realizar operaciones con derivados, serán aquellos que se encuentren certificados como operadores de derivados ante AMV.

Corficolombiana cuenta con una plataforma tecnológica que permite la grabación y registro de operaciones que se pacten con los clientes.

El Back office de tesorería es el área encargada de confirmar el cumplimiento de las operaciones de derivados de los clientes.

No se debe negociar ningún derivado que no este autorizado por Corficolombiana.

Los límites de concentración de riesgo están establecidos de la siguiente forma:

- Riesgo de Mercado en función del límite de pérdida de 100 puntos básicos del portafolio Forward peso/dólar.
- Riesgo de Liquidez en función de la concentración de vencimientos de Forward Delivery y Non Delivery peso/dólar.
- Riesgo de Crédito en función de los cupos establecidos por la Junta Directiva, los cuales son previamente recomendados por el comité de crédito.

- Riesgo Operacional en función de los mapas de riesgo inherente y residual establecidos para productos Derivados.

Contabilización de instrumentos financieros derivados con fines de especulación - Los instrumentos financieros derivados con fines de especulación se contabilizan en el Balance de la Corporación, desde la fecha de celebración de los mismos, por su precio justo de intercambio. Cuando en la fecha inicial el valor de los contratos sea cero, es decir que no se realizan pagos ni entregas físicas entre las partes, no se afecta el estado de resultados. En las valoraciones subsiguientes, las variaciones en el precio justo de intercambio deben registrarse en el estado de resultados de acuerdo con lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Independientemente de si la variación acumulada del precio justo de intercambio de un instrumento financiero derivado con fines de especulación es positiva (utilidad) o negativa (pérdida), dicha variación queda revelada diariamente en el estado de resultado en la respectiva subcuenta de ingresos o egresos donde el instrumento financiero derivado deba registrarse, según se trate de una utilidad acumulada o de una pérdida acumulada. De la misma manera se procede con cada unos de los instrumentos financieros derivados en que se haya negociado.

La contabilización de los instrumentos derivados, establecida mediante la Resolución 1420 de septiembre de 2008, que empezaban a regir a partir del 1 de julio de 2009, fue aplazada con la Circular Externa 023 de 2009 y se aplicarán a partir del 1 de enero de 2010.

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones aplicando lo establecido en el Capítulo XVIII de la Circular Externa 100 de 1995.

Parámetros escogidos para la valoración - Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en tiempo para realizar operaciones con derivados - Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

f. *Bienes realizables y recibidos en dación de pago* - Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

g. *Provisión bienes realizables y recibidos en dación de pago* - Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

h. *Propiedades y equipo* - Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

i. *Sucursales y agencias* - Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

j. *Gastos pagados por anticipado* - Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión y transferencia de datos durante el período en que se reciben los servicios.

- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

k. *Cargos diferidos* - Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, es decir, durante seis (6) meses, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

- Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

l. *Derechos en fideicomisos* - Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

m. *Valorizaciones* -

Activos objeto de valorización -

- Inversiones disponibles para la venta en títulos participativos.

- Propiedades y equipo, específicamente inmuebles.

- Bienes de arte y cultura.

Contabilización - Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

n. *Ingresos anticipados* - Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

o. *Pensiones de jubilación* - Se aplica lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

p. *Impuesto de renta* - El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva, la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

q. *Pasivos estimados y provisiones* - La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

r. *Conversión de transacciones en moneda extranjera* - Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2009 las tasas fueron de $2.044,23 y $2.145,21, respectivamente. (Cifras en pesos colombianos).

s. *Cuentas contingentes* - En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos.

t. *Cuentas de orden* - En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

u. *Utilidad neta por acción* - Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 31 de diciembre y 30 de junio de 2009, el promedio ponderado de las acciones en circulación fue de 171.315.953 y 170.738.972, respectivamente.

v. *Estado de flujos de efectivo* - Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

w. *Principales diferencias entre las normas especiales y las normas de contabilidad generalmente aceptadas en Colombia* - Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, planta y equipo - Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en colocación de acciones - La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

3. DISPONIBLE, NETO

	31 de diciembre de 2009	30 de junio de 2009
Moneda legal:		
Banco de la República	$ 75.025,8	$ 8.373,7
Bancos y otras entidades financieras	97.385,5	32.434,2
	172.411,3	40.807,9
Moneda extranjera:		
Caja	7,1	4,8
Banco de la República	12,8	13,5
Bancos y otras entidades financieras	34.767,2	124.358,8
	34.787,1	124.377,1
	207.198,4	165.185,0
Provisión	(8,5)	(2,0)
	$ 207.189,9	$ 165.183,0

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 31 de diciembre y 30 de junio de 2009 por $8,5 y $2,0, respectivamente.

No existían otras restricciones sobre el disponible, adicionales al encaje depositado en Banco de la República.

4. POSICIONES ACTIVAS EN OPERACIONES DE MERCADO

	31 de diciembre de 2009			30 de junio de 2009		
	Saldo	Tasa		Saldo	Tasa	
Inversiones en operaciones simultaneas	708.923,9	2,5	(1)	$ 15.915,0	5,18	(1)
	$ 708.923,9			$ 15.915,0.0		

(1) Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres terminados en 31 de diciembre y 30 de junio de 2009, no se presentaron incumplimientos.

5. INVERSIONES, NETO

	31 de diciembre de 2009	30 de junio de 2009
Negociables en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	$ 321.019,9	$ 167.263,9
Títulos de deuda pública externa emitidos o garantizados por la Nación	1.756,8	38.852,6
Otros títulos de deuda pública	14.600,0	-
Títulos emitidos, avalados o garantizados por FOGAFIN	195,1	220,0
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria	6.694,1	7.573,0
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria	40.719,1	40.019,2
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	97.350,9	13.107,0
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	2.146,8	9.004,2
Títulos emitidos Avalados, Garantizados por Bancos del Exterior	23.690,3	-
Total inversiones negociables títulos de deuda	$ 508.173,0	$ 276.039,9

	31 de diciembre de 2009	30 de junio de 2009
Para mantener hasta el vencimiento:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	219.6	501.0
Total para mantener hasta el vencimiento	$ 219.6	$ 501.0
Disponibles para la venta en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	$ 188.238,9	$ 336.656,6
Títulos de deuda pública externa emitidos o garantizados por la nación	95.429,9	99.953,8
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria	20.913,8	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	49.284,6	82.423,6
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera	132.465,2	74.820,5
Total disponibles para la venta en títulos de deuda	$ 486.332,4	$ 593.854,5
Derechos de recompra de inversiones:		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación	505.251,1	46.545,1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera	9.504,6	20.927,1
Títulos emitidos por entidades no vigiladas por la superintendencia Financiera (incluidos los bonos obligatoria u opcionalmente convertibles en acciones)	6.512,0	2.122,7
Para mantener hasta el vencimiento:		
Títulos de deuda pública interna emitidos o garantizados por la Nación	55.024,0	54.925,8
Otros títulos de deuda pública	45.822,3	41.171,33
Disponibles para la venta en títulos de deuda:		
Títulos de deuda pública interna emitidos o garantizados por la nación	584.102,1	302.729,1
Total derechos de recompra de inversiones	$ 1.206.216,1	$ 468.421,1

Negociables – Títulos participativos

		31 de diciembre de 2009		
		Capital Social	**% Particip.**	**Valor de mercado**
En el sector real				
Tableros y Maderas de Caldas (*)	$	35.557,6	11,88%	$ 17.963,4
Empresa de Energía de Bogotá (**)		664.992	3,81%	382.173,3
En carteras colectivas				40.492,6
				$ 440.629,3

(*) En septiembre 3 de 2009, la Corporación tomó la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

(**) En noviembre 11 de 2009, por cambio de bursatilidad se reclasificó a Empresa de Energía de Bogotá de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $71.410,4 que se contabilizó en el estado de resultados bajo el rubro de Valoración de Inversiones Negociables. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal d) del numeral 4.2. y el parágrafo 1 del mismo numeral del Capítulo I de la Circular Externa 100 de 1995.

	30 de junio de 2009		
	Capital Social	**% Particip.**	**Valor de mercado**
En el sector real			
Enka de Colombia S.A.	117.737,2	0,35	$ 293,4
En carteras colectivas			43.364,5
			$ 43.657,9

En junio de 2009, la Corporación tomó la decisión de reclasificar la inversión de Enka de Colombia S.A. de disponible para la venta a inversión negociable. El efecto en el estado de resultados fue una pérdida de ($2.110,7). De igual forma la inversión en Banco de Occidente S.A. se reclasificó de Negociable a Disponible para la Venta, debido a cambio de bursatilidad ya que pasó de media Ba baja bursatilidad.

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad -

Diciembre de 2009

	Valor Patrimonio	No. Acciones	% de participación	Costo de adquisición	Costo Ajustado	Valor de mercado	(**)	Valorizaciones	Desvalorización	Provisión
Banco Corficolombiana (Panama) S.A	USD$7.100,0	6.019.000	100,00%	$ 12.126,8	$ 12.304,2	$ 14.514,1	1	$ 2.209,9	$ -	$
Colombiana de Licitaciones y Concesiones Ltda.	32.980,0	2.144.194	99,99%	16.836,1	22.235,0	32.980,0	1	10.745,0	-	
Estudios y Proyectos del Sol S.A. (Antes Inversora en Aeropuertos S.A.) (a)	-	9.014.247	99,99%	9.014,2	9.014,2	-	-	-	-	
Organización Pajonales S.A.	116.534,3	1.232.798	94,99%	24.757,9	36.853,2	110.700,7	1	73.847,5	-	
Tejidos Sintéticos de Colombia S.A.	22.524,7	52.786.049	94,99%	13.648,7	15.688,9	21.396,2	1	5.707,3	-	
Valora S.A.	37.154,9	233.001.965	94,95%	22.110,9	29.576,9	35.270,1	1	5.693,2	-	
Estudios Proyectos e Inversiones de los Andes S. A.	83.591,3	31.665.997	94,87%	52.437,5	40.980,3	79.306,8	1	38.326,5	-	
Leasing Corficolombiana S.A.	69.849,5	157.534.554	94,50%	34.841,6	59.286,5	66.007,8	1	6.721,3	-	
Fiduciaria Corficolombiana S.A.	48.182,6	25.487.912	94,50%	25.427,4	31.321,8	45.532,6	1	14.210,8	-	
Proyectos de Infraestructura S.A.	113.785,5	34.389.667	88,25%	105.204,7	68.375,9	110.591,4	1	42.215,5	-	
Hoteles Estelar de Colombia S.A.	169.320,3	26.465.670	84,91%	71.824,8	51.883,4	143,861,7	1	91.978,2	-	
Promotora y Comercializadora Turística Santamar S.A.	15.756,5	321.171.626	84,55%	10.973,4	9.500,2	11.196,3	1	1.696,1	-	
Gas Comprimido del Perú (a)	-	10.103.722	80,00%	7.949,4	7.949,4	-	-	-	-	
Plantaciones Unipalma de los Llanos S.A.	89.542,4	1.515.383.414	54,53%	19.174,3	17.277,9	48.827,3	1	31.549,4	-	
Industrias Lehner S.A.	26.292,5	24.111.680	49,83%	12.652,8	12.652,9	13.101,5	2	-	-	2.530,
Leasing de Occidente S.A.	234.783,8	429.474.513	45,24%	56.009,3	81.063,2	106.219,5	1	25.156,3	-	
Pizano S.A.	194.862,9	25.912.113	39,99%	31.503,4	30.951,7	59.872,4	3	28.920,7	-	
Casa de Bolsa S.A. Sociedad Comisionista de Bolsa (c)	28.372,8	5.928.649	38,95%	12.815,2	12.815,2	12.909,8	1	94,6	-	
Futbolred.com S.A. (b)	-	120.000	35,67%	361,6	361,6	-	-	-	-	361,
Concesionaria Tibitoc S.A.	44.355,4	9.086.933	33,33%	12.799,5	9.822,7	14.311,3	3	4.488,6	-	
Aerocali S.A.	17.144,1	126.654	33,33%	2.258,5	2.473,6	5.534,9	1	3.061,3	-	
Colombiana de Extrusión S.A. Extrucol	21.993,7	315.420	20,00%	2.526,0	1.784,8	4.422,9	2	2.638,1	-	
Compañía Aguas de Colombia	6.232,0	560.000	20,00%	448,4	1.096,7	1.247,5	3	150,8	-	
Sociedad Transportadora de Gas del Oriente S.A.	70.657,3	81.076.953	20,00%	3.705,6	10.277,5	14.140,1	1	3.862,6	-	
Otras Empresas con participación menor al 20% (*)					845.226,3			237.236,1	868,1	5.913,
Total Inversiones Disponibles para la venta títulos participativos con baja, mínima bursatilidad					1.420.774,1			$ 630.509,8	$ 868,1	$ 8.805,

(*) La variación en las inversiones con participación menor al 20% con respecto a junio de 2009, corresponde entre otras: a la reclasificación realizada de Promigas S.A: quien tiene un costos ajustado de $663,4, con una participación del 14.39%, como se comenta en la nota 18.

(a) No presentan valor patrimonial por ser empresas de reciente creación.

(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a diciembre de 2009. Esta inversión está totalmente provisionada.
(c) En octubre de 2009, Valores de Occidente se fusionó con Casa de Bolsa creándose la Empresa Casa de Bolsa Sociedad Comisionista de Bolsa, por lo tanto se tomo como costo ajustado el valor que tenia las dos Empresas a octubre de 2009.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 30 de noviembre 2009.
(2) Valor Patrimonio al 31 de octubre de 2009.
(3) Valor Patrimonio al 30 de septiembre de 2009.

Con alta y media bursatilidad

	Capital Social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta liquidez						
Bolsa de Valores de Colombia	18.672,8	628.047.243	3,36%	11.471,2	29.50	$ 18.527,4
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	5.580	101.976,9
Total inversiones disponibles para la venta en títulos participativos con alta y media bursatilidad						120.504,3
Total inversiones disponibles para la venta						$ 1.541.278,4

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad –

Junio de 2009

	Valor patrimonio	No. Acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorizaciones	Desvalorización	Provisión
Banco Corficolombiana (Panama) S.A.	USD$ 5.753,7	6.019.000	100,00%	$ 12.126,8	$ 12.912,0	$ 12.343,0	1	$ -	$ 569,0	$ -
Colombiana de Licitaciones y Concesiones Ltda.	30.085,0	1.964.422	99,99%	16.836,1	20.437,2	30.084,9	1	9.647,7	-	-
Organización Pajonales S.A	116.549,4	1.232.798	94,99%	24.757,9	36.853,2	110.715,1	1	73.861,9	-	-
Tejidos Sintéticos de Colombia S.A.	22.293,7	52.786.049	94,99%	13.648,7	15.688,9	21.176,7	1	5.487,8	-	-
Inversora en Aeropuertos S.A. (a)	8,2	14.247	94,98%	14,2	14,2	-		-	-	-
Valora S.A.	32.655,8	233.001.965	94,95%	22.110,9	29.576,9	30.998,2	1	1.421,3	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	85.186,1	31.665.997	94,87%	52.437,5	40.980,3	80.742,9	1	39.762,6	-	-
Leasing Corficolombiana S.A.	67.393,0	152.795.280	94,50%	34.841,6	57.277,0	63.686,4	1	6.409,4	-	-
Casa de Bolsa Corficolombiana S.A.	11.493,0	1.564.053	94,50%	4.286,5	10.557,8	10.993,9	1	436,1	-	-
Fiduciaria Corficolombiana S.A.	40.412,0	21.147.017	94,50%	25.427,4	23.455,2	38.189,5	1	14.734,3	-	-
Proyectos de Infraestructura S.A.	110.906,1	34.389.667	88,25%	105.204,7	68.375,9	108.050,3	1	39.674,4	-	-
Hoteles Estelar de Colombia S.A.	160.481,9	25.829.512	84,91%	71.824,8	48.435,3	136.356,3	1	87.921,0	-	-
Promotora y Comercializadora Turística Santamar S.A.	16.137,6	320.989.826	84,55%	10.973,4	9.498,6	11.517,0	1	2.018,4	-	-
Gas Comprimido del Perú (a)	4,195.8	10.103.722	80,00%	8.342,0	8.342,0	-		-	-	-
Plantaciones Unipalma de los Llanos S.A.	62.083,7	1.454.285.709	54,53%	19.174,3	16.666,9	33.853,9	1	17.187,0	-	
Industrias Lehner S.A.	27.438,7	24.111.680	49,83%	12.652,8	12.652,9	13.672,7	1	-	-	2.530,5
Valores de Occidente S. A.	3.146,9	1.162.713	48,99%	2.357,3	2.257,4	1.537,1	1	-	720.3	-
Leasing de Occidente S.A.	219.585,5	419.821.380	45,24%	56.009,3	78.733,7	99.343,5	1	20.609,8	-	-
Pizano S.A.	192.015,0	25.912.113	39,99%	31.503,4	30.951,7	58.733,6	2	27.781,9	-	-
Futbolred.com S.A. (b)	-	120.000	35,67%	361,6	361,6	-		-	-	361,6
Concesionaria Tibitoc S.A.	43.326,4	9.086.933	33,33%	12.799,5	9.822,7	13.968,3	2	4.145,6	-	-
Aerocali S.A.	14.203,7	126.654	33,33%	2.258,5	2.473,6	4.554,9	1	2.081,3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	65.826,7	81.076.953	20,00%	3.705,6	10.277,5	13.174,0	1	2.896,5	-	-
Colombiana de Extrusión S.A. Extrucol	19.039,3	315.420	20,00%	2.526,0	1.784,8	3.832,0	1	2.047,2	-	-
Compañía Aguas de Colombia	6.148,6	560.000	20,00%	448,4	1.096,7	1.230,8	3	134,1	-	-
Otras Empresas con participación menor al 20%					330.234,9			119.025,4	22,4	5.918,4
Total Inversiones Disponibles para la venta títulos participativos con baja, mínima bursatilidad					$ 879.718,9			$ 477.283,7	$ 1.311,7	$ 8.810,5

(a) No presentan valor patrimonial por ser empresas de reciente creación.

(b) No presenta valor patrimonial porque la Corporación no tiene información actualizada a junio de 2009. Esta inversión está totalmente provisionada.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 31 de mayo 2009.
(2) Valor Patrimonio al 31 de marzo de 2009.
(3) Valor Patrimonio al 31 de diciembre de 2008.

Con alta y media bursatilidad

	Capital social	No. de acciones	% de partic.	Costo de adquisición	Valor en bolsa	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	$ 35.557,6	3.019.057.079	11,88%	$ 4.226,6	$ 5,48	$ 16.544,4
Bolsa de Valores de Colombia	18.249,5	613.809.805	3,36%	11.471,2	27,02	16.585,2
	18.249,5	14.237.438	0,0%	-	25,79	367,2
Con media bursatilidad						
						33.496,8
Promigas S.A.	13.298,5	19.123.532	14,39%	480.780,9	39.804	761.193,1
Mineros S.A.	158,9	18.275.422	6,98%	50.257,4	2.920	53.364,2
						814.557,3
Total inversiones disponibles para la venta						848.054,1
						$ 1.727.773,0

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos como alta y media bursatilidad informado por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Diciembre 2009	Junio 2009	Diciembre 2009	Junio 2009
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477,4	477,4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Banco de Occidente	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782,3	782,3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombia S.A.	A	A	-	-
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A. (1)	-	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá (2)	-	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361,6	361,6
Estudios y Proyectos del Sol S.A. (Antes Inversora en Aeropuertos S.A.)	A	A	-	-
Gas Comprimido del Perú	A	A	-	-
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Inducarbón	E	E	1,1	1,1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	B	B	2.530,5	2.530,5
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	101,5	106,4
Petróleos Nacionales S.A.	E	E	257,3	257,3
Pizano S.A.	A	A	-	-
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3,8	3,8

	Calificación		Provisión por riesgo Crediticio	
	Diciembre 2009	Junio 2009	Diciembre 2009	Junio 2009
Promigas E.S.P. (3)	A	-	-	-
Promisión Celular S.A. Promicel	C	C	1.306,5	1.306,5
Promotora de Inversiones Ruitoque S.A.	B	B	198,4	198,4
Proenergía Internacional S.A.	A	-		
Promotora y Comercializadora Turística Santamar S.A.	A	A	-	-
Promotora la Alborada S.A.	E	E	316,3	316,3
Promotora la Enseñanza S.A.	E	E	69,8	69,8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	E	E	2.399,1	2.399,1
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.(4)	-	A	-	-
Ventas y Servicios	A	A	-	-
			8.805,6	8.810,5
Provisión títulos de deuda			1.843,2	2.295,4
Total provisiones			$ 10.648,8	$ 11.105,9

(1) Ver Nota 7 numeral 2.

(2) En noviembre 11 de 2009, se reclasificó por cambio de bursatilidad a Empresa de Energía de Bogotá de Inversión Disponible para la venta a Inversión Negociable.

(3) En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009, y en cumplimiento de lo establecido en el numeral 6.2. del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. Dicha reclasificación originó un efecto neto de ingresos en el estado de resultados del segundo semestre de 2009 por $260.834,8, registrado en el rubro de Ganancia Realizada en Inversiones Disponibles para la Venta. La reclasificación fue informada a la Superintendencia Financiera.

(4) En octubre de 2009, Valores de Occidente se fusionó con Casa de Bolsa.

Provisión de inversiones

	31 de diciembre de 2009	30 de junio de 2009
Saldo inicial	$ 11.105,9	$ 8.893,0
Mas:		
Provisión cargada a gastos del ejercicio	674,9	6.360,5
	11.780,8	15.253,5
Menos:		
Reintegros de provisión	1.127,0	4.142,7
Ajuste en cambio	5,0	4,9
Saldo final	$ 10.648,8	$ 11.105,9

La siguiente es la maduración de las inversiones:

Maduración portafolio a diciembre 31 de 2009

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Portafolio consolidado							
Negociables	$ 2.034	$ 50.280	$ 1.194	$ 49.630	$ 26.165	$ 900.138	$ 1.029.441
Disponibles	-	-	-	-	7.324	1.072.812	1.070.518
Al vencimiento	11.289	-	-	12.075	22.458	55.244	101.066
Total general	13.323	50.280	1.194	61.705	55.947	2.028.194	2.201.025
Forward compra títulos consolidados							
Derechos	5.185,8	-	-	-	-	-	5.185,8
Obligación	(5.191,6)	-	-	-	-	-	(5.191,6)
Total	(5,8)	-	-	-	-	-	(5,8)
Forward compra divisas							
Derechos	1.309.526,5	508.817,6	256.677,0	79.150,6	98.706,8	-	2.252.878,5
Obligación	(1.285.561,0)	(497.171,7)	(252.913,7)	(77.117,6)	(98.609,7)	-	(2.211.373,7)
Total	23.965,5	11.645,9	3.763,3	2.033,0	97,1	-	41.504,8
Forward venta divisas							
Derechos	1.386.829,8	216.419,8	493.651,5	251.408,1	104.844,3	55.065,9	2.508.219,4
Obligación	(1.401.370,5)	(206.811,8)	(493.381,9)	(256.160,2)	(97.828,6)	(56.411,8)	(2.511.964,8)
Total	(14.540,7)	9.608,0	269,6	(4.752,1)	7.015,7	(1.345,9)	(3.745,5)

Maduración portafolio a junio 30 de 2009

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Portafolio consolidado							
Negociables	$ 5.111	$ 50.990	$ -	$ 14.590	$ 17.318	$ 257.625	$ 345.635
Disponibles	-	-	-	-	-	896.584	896.584
Al vencimiento	6.580	202	535,0	10.406	23.448	55.427	96.598
Total general	$ 11.691	$ 51.193	$ 535,0	$ 24.996	$ 40.766,0	$ 1.209.636	$ 1.338.817
Forward compra títulos consolidados							
Derechos	$ 5.201,2	$ -	$ -	$ -	$ -	$ -	$ 5.201,2
Obligación	5.207,4	-	-	-	-	-	(5.207,4)
Total	$ (6,2)	$ -	$ -	$ -	$ -	$ -	$ (6,2)
Forward venta títulos consolidados							
Derechos	$ 5.211,9	$ -	$ -	$ -	$ -	$ -	$ 5.211,9
Obligación	(5.201,2)	-	-	-	-	-	(5.201,2)
Total	$ 10,7	$ -	$ -	$ -	$ -	$ -	$ 10,7

	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Mas de 360 días	Total general
Forward compra divisas							
Derechos	$ -	$ -	$ -	$ 243.935,5	$ 1.572.522,5	$ 28.217,9	$ 1.844.233,8
Obligación	-	-	-	(246.397,1)	(1.598.484,1)	(30.940,6)	(1.875.821,9)
Total	$ -	$ -	$ -	$ (2.903,6)	$ (25.961,7)	$ (2.722,7)	$ (31.588,1)
Forward venta divisas							
Derechos	$ -	$ -	$ -	$ 196.764.9	$ 2.027.417.8	$ 198.970.5	$ 2.423.153.2
Obligación	-	-	-	(194.585.1)	(1.935.149.7)	(185.186.1)	(2.314.920.9)
Total	$ -	$ -	$ -	$ 2.179.4	$ 92.268.0	$ 13.784.4	$ 108.232.3

6. ACEPTACIONES, OPERACIONES DE CONTADO Y DERIVADOS

	31 de diciembre de 2009	30 de junio de 2009
Derechos operaciones de contado	$ 94.519,9	$ 13.094,8
Obligaciones operaciones de contado	(94.442,0)	(13.088,4)
Derechos operaciones forward	4.766.283,5	4.230.540,0
Obligaciones operaciones forward	(4.728.530,0)	(4.153.979,6)
Derechos de venta futuros	48.527,8	34.165,3
Obligaciones de venta futuros	(48.527,8)	(34.083,5)
Derechos swaps	-	687.718,8
Obligaciones swaps	-	(685.239,7)
	$ 37.831.4	$ 79.127.7

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida:

	31 de diciembre de 2009				30 de junio de 2009			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	$2.882.586,1	0,72	2.387.020,9	(0,54)	$2.861.964,2	11,13	$ 2.399.872,8	1,34
Títulos	4.858,5	(14,92)	3.866,6	(44,12)	5.710,5	(0,33)	6.920,0	45,85
	$2.887.444,6		$2.390.887,5		$2.867.674,7		$ 2.406.792,8	
Obligaciones								
Divisas	2.797.729,5	(4,01)	2.394.864,5	0,86	$2.914.690,5	8,00	$ 2.374.553,7	4,25
Títulos	4.837,6	(15,92)	3.865,2	(44,31)	5.753,3	0,51	6.940,4	46,17
	2.802.567,1		2.398.729,7		$2.920.443,8		2.381.491,1	
Resultado promedio mensual	81.409,8	26.03	71.165,8	26.80	$ 64.598,0	(30,26)	(56.126,3)	(39,11)

Corresponden al promedio de los saldos finales mensuales durante el semestre.

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 31 diciembre y 30 de junio de 2009.

No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

7. CUENTAS POR COBRAR, NETO

	31 de diciembre de 2009	30 de junio de 2009
Otros intereses:		
Préstamos a empleados	$ 4,1	$ 15,6
Diversos	393,0	144,4
	$ 397,1	$ 160,0
Otras		
Dividendos y participaciones (1)	$ 12.337,6	$ 41.020,9
Arrendamientos	92,2	19,6
Venta de bienes y servicios (2)	57.900,9	926,0
Pagos por cuenta de clientes	149,7	178,3
Anticipos contratos y proveedores (3)	4.032,8	79,9
Adelantos al personal	0,6	1,0
Impuesto a las ventas por pagar Débito	6.245,8	5.367,7
Diversos (4)	2.788,9	9.800,5
	$ 83.548,5	$ 57.393,9

(1) A 31 de diciembre este rubro comprende entre otros valores: Promigas $5.278,1, Hoteles Estelar $469,2, Epiandes S.A. $5.945,3, Fiduciaria de Occidente S.A. $154,8, Mineros S.A. $392,0. A junio 30 este rubro comprendía entre otros valores: Promigas S.A. $20.041,5, Empresa de Energía de Bogotá $10.604,7, Organización Pajonales S.A. $2.000,0, Gas Natural E.S.P. $2.117,1, Mineros S.A. $1.632,9, Colombina S.A. $1.423,6, Aerocali $1.359,3.

(2) A 31 de diciembre este rubro comprende entre otros valores: Venta a plazos inversión en Colombina S.A. $56.999,7 esta transacción origino el registro de un ingreso diferido por valor de $42.176, Inversiones Gaviria Restrepo $823,8. A junio 30 de 2009, este rubro comprendía entre otros valores: Inversiones Gaviria Restrepo S.A. $823,8, FID-Fiducolombia pagos Procampo $77,4.

(3) Al 31 de diciembre este rubro comprende entre otros valores: Concesionaria Ruta del Sol S.A. $4.026,8

(4) A 31 de diciembre este rubro comprende: Banco de Occidente S.A. $259,5, Fiduciaria Corficolombiana S.A. $46,4, Constructora Melendez S.A. $30,2, Banco Corficolombiana S.A. $13,6, Fundación Corficolombiana $9,0, Profesionales de Bolsa $29,0, Fiduciaria Corficolombiana - Metrotel Recursos $440,9, Promotora la Arbolada en Reestructuración $728,9, Colombiana de Comunicaciones $368,3, Banco Davivienda $247,9, Ingenio del Cauca S.A. $106,3, La Campana S.A. $78,2. Gas Comprimido del Perú $155,3. A junio 30 de 2009, este rubro comprendía entre otros valores: Findeter $1.218,8, Fondo de Cesantías Protección S.A. $519,2, Fondo de Pensiones Santander S.A. $1.623,0, Danisco Colombia Ltda. $536,5, Banco Davivienda S.A. $1.833,4, Corredores Asociados S.A. $1.154,2, Banco de Bogotá $151,3, Banco de Occidente $258,5, E.P.M. Telecomunicaciones S.A. $158,7, Promotora la Alborada en Reestructuración $728,9.

Provisión para cuentas por cobrar –

	31 de diciembre de 2009	30 de junio de 2009
Saldo inicial	$ 3.406,7	$ 1.972,1
Más:		
Provisión cargada a gastos de operación comercial	948,1	1.485,1
	4.354,8	3.457,2
Menos:		
Reintegros de provisión comercial	103,3	50,5
Ajuste a cuentas por cobrar	0,1	-
	$ 4.251,4	$ 3.406,7

8. BIENES REALIZABLES Y RECIBIDOS EN DACIÓN EN PAGO

Bienes recibidos en pago -

Bienes inmuebles	$ 23.443,3	$ 23.992,4
Bienes muebles	1.709,0	1.731,6
	25.152,3	25.724,0
Menos provisión	(19.743,5)	(20.302,9)
	$ 5.408,8	$ 5.421,1

Bienes no utilizados en el objeto social –

Terrenos	$ 585,9	$ 585,9

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
31 de diciembre de 2009					
Inmuebles	$ 1.683,0	$ 328,0	$ 21.432,3	$ 23.443,3	$ 18.034,5
Muebles	20,0	-	1.689,0	1.709,0	1.709,0
	$ 1.703,0	$ 328,0	$ 23.121,3	$ 25.152,3	$ 19.743,5
30 de junio de 2009					
Inmuebles	$ 1559,4	$ 460,0	$ 21.973,0	$ 23.992,4	$ 18.571,3
Muebles	-	-	1.731,6	1.731,6	1.731,6
	$ 1.559,4	$ 460,0	$ 23.704,6	$ 25.724,0	$ 20.302,9

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para bienes recibidos en pago –

	31 de diciembre de 2009	30 de junio de 2009
Saldo inicial	$ 20.302,9	$ 20.264,6
Más:		
Provisión cargada a gastos del ejercicio	109,7	481,0
	20.412,6	20.745,6
Menos:		
Reintegros de provisión	194,0	7,8
Utilización venta bienes recibidos en pago	475,1	434,9
	$ 19.743,5	$ 20.302,9

9. PROPIEDADES Y EQUIPO, NETO

	31 de diciembre de 2009	30 de junio de 2009
Terrenos	$ 2.978,0	$ 2.950,3
Edificios	10.639,8	10.406,7
Equipo, muebles y enseres	8.744,0	8.542,1
Equipos de Computo	9.498,4	9.086,4
Vehículos	749,3	885,7
Equipo de movilización (ascensores)	360,7	360,7
	32.970,2	32.231,9
Depreciaciones		
Edificios	(7.336,4)	(7.071,5)
Equipo, muebles y enseres	(7.139,0)	(7.260,8)
Equipos de computo	(8.434,3)	(8.275,3)
Vehículos	(309,8)	(372,1)
Equipo de movilización y maquinaria	(43,6)	(34,6)
	(23.263,1)	(23.014,2)
Provisiones	(284,0)	(284,6)
Total propiedades y equipo	$ 9.423,1	$ 8.933,1
Valorizaciones	$ 23.050,3	$ 21.980,2

La depreciación total registrada durante el segundo y primer semestre de 2009 fue de $698,7 $612,2, respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 31 de diciembre y 30 de junio de 2009 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus bienes inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

10. OTROS ACTIVOS

Aportes permanentes - Para el segundo y primer semestre de 2009, existían aportes permanentes en clubes sociales por $98,2.

Gastos anticipados y cargos diferidos - El movimiento de los gastos anticipados y los cargos diferidos durante el segundo semestre de 2009 es el siguiente:

	Diciembre	Cargos	Amortización	Junio
Gastos anticipados				
Intereses	$ 0,2	$ 0,7	$ 0,7	$ 0,2
Seguros	299,7	2.190,7	1.991,3	100,3
Arrendamientos	-	-	61,0	61,0
Mantenimiento equipos	-	-	1,3	1,3
Mantenimiento programas para computador	98,5	126,4	316,0	288,1
Otros	30,4	366,4	373,7	37,7
Cargos diferidos:				
Organización y preoperativos	-	-	22,3	22,3
Remodelación	158,3	197,2	42,1	3,2
Programas para computador software	811,0	617,0	1.212,1	1.406,1
Útiles y papelería	39,7	74,7	74,4	39,4
Mejoras a propiedades tomadas en arriendo	146,4	69,3	105,9	183,0
Publicidad y propaganda	-	-	96,7	96,7
Impuestos	-	261,7	389,6	127,9
Contribuciones y afiliaciones	29,0	818,9	789,9	-
	$ 1.613,2	$ 4.723,0	$ 5.477,0	$ 2.367,2

Otros -

	31 de diciembre de 2009	30 de junio de 2009
Créditos a empleados	$ 1.785,0	$ 1.975,6
Otros créditos empleados	-	2,4
Depósitos en garantía	30,0	7.195,0
Depósitos en contratos de futuros	9.373,2	7.320,0
Bienes de arte y cultura	266,8	266,9
Derechos en fideicomiso (1)	41.622,0	41.581,5
Diversos (2)	5.096,4	6.685,7
	$ 58.173,4	$ 65.027,1

(1) Derechos en fideicomisos

	31 de diciembre de 2009	30 de junio de 2009
Fideicomiso para desarrollo inmobiliario	$ 23.737,0	$ 23.705,3
Fideicomiso de administración de cartera (*)	431,7	320,5
Fideicomiso bienes realizables y recibido en pago	15.572,0	15.674,4
Fideicomiso de propiedad y equipo	345,6	345,6
Otros Fideicomisos	1.535,7	1.535,7
	$ 41.622,0	$ 41.581,5

(*) Corresponde al Patrimonio Autónomo B producto de la cesión de Activos al Banco de Bogotá.

(2) A diciembre 31 de 2009 este rubro comprende entre otros valores: Sobrantes de Anticipos y Retenciones $5.077,3, Caja Menor $3,0, Anticipo de Industria y Comercio $16,0. A junio 30 de 2009 este rubro comprende entre otros valores: Retención en la Fuente $5.746,5, Sobrantes de anticipos y retenciones $919,4, Caja Menor $3,1, Anticipo industria y Comercio $16,5.

Calificación créditos a empleados - El siguiente es el detalle de la calificación de los Créditos de Empleados y Ex - empleados:

	31 de diciembre de 2009				
	Vivienda consumo	Intereses	Total	Provisión	Garantías
Calificación créditos de empleados A- Normal	$ 1.472,8	$ 2,5	$ 1.475,3	$ -	$ 3.853,7

Calificación créditos a ex - empleados

	Vivienda consumo	Intereses	Total	Provisión	Garantías
A- Normal	$ 240,4	$ 1,0	$ 241,4	$ -	$ 473,8
B- Aceptable	37,3	0,6	37,9	0,1	74,7
C- Apreciable	17,0	-	17,0	0,2	23,0
D- Crédito Significativo	6,0	-	6,0	0,3	7,6
E- Irrecuperable	11,4	-	11,4	11,9	0,3
	$ 312,1	$ 1,6	$ 313,7	$ 12,5	$ 579,4

Calificación créditos a empleados -

	30 de junio de 2009				
	Vivienda consumo	Intereses	Total	Provisión	Garantías
Calificación créditos de empleados A- Normal	$ 1.737,3	$ 14,2	$ 1.751,5	$ -	$ 1.491,1

Calificación créditos a ex - empleados

	Vivienda consumo	Intereses	Total	Provisión	Garantías
A- Normal	$ 185,7	$ 1,2	$ 186,9	$ -	$ 85,4
	55.0	0.2	55.2	54.2	35.4
E- Irrecuperable	$ 240.7	$ 1.4	$ 242.1	$ 54.2	$ 120.8

Provisión otros activos –

	31 de diciembre de 2009	30 de junio de 2009
Saldo inicial	$ 22.823,3	$ 22.852,8
Más:		
Provisión cargada a gastos del ejercicio	22.0	54.0
	22.845,3	22.906,8
Menos:		
Reintegros de provisión otros activos	29,3	79,5
Utilización en venta derechos fideicomisos bienes recibidos en pago.	115.5	4.0
Saldo final	$ 22.700.5	$ 22.823.3

11. DEPÓSITOS Y EXIGIBILIDADES

Certificados de depósito a término		
Emitidos a menos de 6 meses	$ 380.407,9	$ 464.157,1
Emitidos igual a 6 meses y menos de 12 meses	395.544,0	313.212,2
Emitidos igual o superior a 12 meses	313.403.8	234.935.7
	1.089.355.7	1.012.305.0
Cuentas de ahorro	168.710.7	153.651.8
Depósitos especiales	217,5	63,7
Exigibilidades servicios bancarios	286.1	295.9
	$ 503.6	$ 359.6

12. POSICIONES PASIVAS EN OPERACIONES DE MERCADO

	31 de diciembre de 2009	30 de junio de 2009
Fondos Interbancarios comprados	$ 184.021,8	$ 152.937,0
Compromisos de transferencia en operaciones repo cerrado	296.879,3	387.723,1
Compromisos de transferencias en operaciones simultáneas	867.050,4	31.878,4
Compromisos Originados en Posiciones en cortos de operaciones simultáneas	679.208,4	-
	$ 2.027.159,9	$ 572.538,5

Las tasas utilizadas en estas operaciones para los semestres terminados el 31 de diciembre y 30 de junio de 2009, oscilaron entre el 3,55% y 2,0% y 6,0% y 1,5 %, respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

13. CUENTAS POR PAGAR - OTRAS

	31 de diciembre de 2009	30 de junio de 2009
Industria y comercio	$ 92,4	$ 10,7
Timbres	4,2	6,4
Sobretasas y otros	-	5.075,0
Arrendamientos	454,8	531,0
Contribución sobre transacciones	-	0,9
Impuesto a las ventas por pagar	-	0,6
Promitentes compradores	348,5	16,1
Proveedores	1.426,7	803,3
Retenciones y aportes laborales	717,0	1.703,5
Cheques girados y no cobrados	150,9	139,0
Diversas (1)	1.059,1	7.465,0
	$ 4.253,6	$ 15.751,5

(1) Al 31 de diciembre de 2009, este rubro comprendía entre otros valores Banco de Crédito $272,0, Citibank $156,5, Ingenio del Cauca $150,7, Banco de Bogotá $85,0, Fid Fiducolombia Pago Procampo $84,3 Al 30 de junio de 2009, este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Horizonte Fondo de Pensiones $1.144,7, Banco Davivienda $833,5, HSBC $1.319,4, Locería Colombiana S.A. $645,0, Banco Santander S.A. $318,5, Bancolombia S.A. $317,6, JPMorgan Chase Bank $308,6, Fondo de Pensiones Obligatorias Protección $207,5, Bancoldex $396,0.

14. OTROS PASIVOS

Al 31 de diciembre y 30 de junio la cuenta se componía principalmente de:

Obligaciones laborales consolidadas –

	2009	2008
Cesantías consolidadas	$ 329,4	$ 251,1
Intereses sobre cesantías	0,7	18,3
Vacaciones consolidadas	1.314,0	1.412,7
Otras prestaciones sociales	310.7	342.2
	$ 1.954.8	$ 2.024.3

Pensiones de jubilación - El cálculo actuarial se elaboró de acuerdo con lo establecido en el Decreto 2984 de 2009, que modificó el Decreto 2783 de 2001, teniendo en cuenta una Tasa DANE del 6,48% y una Tasa real del 4,80%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación

El cálculo actuarial se encuentra totalmente amortizado

	31 de diciembre de 2009	30 de junio de 2009
Monto total del cálculo actuarial	$ 1.291,6	$ 1.310,4
Valor pensiones causadas durante el semestre	23,7	78,8
Porcentaje de amortización	100%	100%

Ingresos anticipados y abonos diferidos - El movimiento de los ingresos anticipados y abonos diferidos por los semestres terminados al 31 de diciembre y 30 de junio de 2009, es el siguiente:

Ingresos anticipados –

	Diciembre	Cargos	Abonos	Junio
Comisiones	$ 1.090.1	$ 1.179.4	$ 1.525.3	$ 744.2
	$ 1.090.1	$ 1.179.4	$ 1.525.3	$ 744.2

Abonos diferidos –

	Diciembre	Cargos	Abonos	Junio
Utilidad en venta de activos (*)	$ 42.176,1	$ -	$ 42.176,1	$ -
Patrimonio autónomo B por amortizar	156,8	621,2	732,4	45,6
Otros Abonos diferidos	49.3	-	-	49.3
	$ 42.382.2	$ 621.2	$ 42.908.5	$ 94.9
Total ingresos anticipados y abonos diferidos	$ 43.472.3	$ 1.800.6	$ 44.433.8	$ 839.1

(*) Corresponde a la utilidad diferida por la venta a plazos de la inversión que la Corporación tenía en Colombina S.A.. Ver nota 7 numeral 2.

15. PASIVOS ESTIMADOS Y PROVISIONES

		2009		2008
Obligaciones laborales	$	1.317,7	$	782,0
Impuestos		1,2		4.902,8
Multas y sanciones litigios, indemnizaciones		1.056,2		336,2
Multas y sanciones Superfinanciera		17,3		17,3
Diversos (1)		1.811,1		2.776,6
	$	4.203,5	$	8.814,9

(1) Incluye provisiones para cubrir gastos por: pago honorarios a abogados, bonificaciones y servicios públicos.

16. CAPITAL SOCIAL

Al 31 de diciembre y 30 de junio de 2009 el capital autorizado era de $1.815,0 representado en 181.500.000 acciones de valor nominal $10 pesos cada una.

Al 31 de diciembre de 2009 el Número de acciones en circulación fue:

No. acciones preferenciales	10.772.923
No. acciones ordinarias	160.543.030
Total acciones suscritas y pagadas	171.315.953

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

17. RESERVAS

Legal - De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2009 la reserva legal era de $656.729,4.

Estatutarias y ocasionales - El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre y 30 de junio de 2009:

	31 de diciembre de 2009	30 de junio de 2009
Reserva valoración de inversiones negociables (1)	$ 421.769,3	$ 394.895,0
Otras reservas a disposición de la asamblea para futuros repartos	152.165,9	150.759,0
	$ 573.935,2	$ 545.654,0

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

18. GANANCIAS O (PÉRDIDAS) NO REALIZADAS EN INVERSIONES DISPONIBLES PARA LA VENTA

	31 de diciembre de 2009	30 de junio de 2009
Títulos participativos:		
Promigas S.A.(a)	$ -	$ 280.412,1
Mineros S.A.	51.719,4	3.106,8
Tablemac S.A. (b)	-	12.317,8
Bolsa de Valores de Colombia	6.774,3	5.199,2
	58.493,7	301.035,9
Títulos de deuda	42.051,0	5.787,4
	$ 100.544,7	$ 306.823,3

(a) En el segundo semestre de 2009, la Corporación realizó un ingreso por ganancias no realizadas de Promigas por cambio de bursatilidad por $260.834,8. En agosto de 2009, la inversión que la Corporación posee en Promigas E.S.P. fue reclasificada de Disponible para la Venta "media bursatilidad" a "baja bursatilidad", debido al cambio de bursatilidad informado por la Superintendencia Financiera en su Carta Circular 061 de agosto 11 de 2009. Dicha reclasificación origino un efecto neto de ingresos en el estado de resultados por $260.834,8 registrado en el rubro de Ganancia realizada en inversiones disponibles para la venta. Lo anterior se efectuó en cumplimiento de lo establecido en el numeral 6.2 del capítulo I de la Circular Externa 100 de la Superintendencia Financiera. La reclasificación fue informada a la Superintendencia Financiera.

(b) En septiembre 3 de 2009, la Corporación tomo la decisión de reclasificar a Tableros y Maderas de Caldas S.A. de Inversión Disponible para la venta a Inversión Negociable. Esta reclasificación generó el registro de un ingreso por $12.106,4 que se contabilizó en el estado de resultados bajo el rubro de ganancias realizadas. Esta reclasificación fue informada a la Superintendencia Financiera y el reconocimiento del ingreso antes indicado se realizó fundamentado en el literal a) del numeral 4.2 del Capítulo I de la Circular Externa 100 de 1995.

19. CUENTAS CONTINGENTES

Acreedoras –

		2009		2008
Valores recibidos en operaciones repos y simultáneas	$	30.195,0	$	5.358,2
Garantías bancarias		148.841,8		107.370,6
Obligaciones en opciones		208.5		-
Por litigios estipulados en moneda legal (*)		45.758,7		45.758,7
Otras contingencias		6.882.0		7.910.6
	$	231.886.0	$	166.398.1

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

Deudoras –

Valores entregados en operaciones repo y simultáneas	$	1.305.783,4	$	513.212,3
Derechos en opciones		180.0		-
Exceso renta presuntiva sobre líquida ordinaria		154.713,0		149.727,2
Otras contingencias		2.050.5		1.983.9
	$	1.462.726.9	$	664.923.5

20. CUENTAS DE ORDEN

Deudoras –

Bienes y valores entregados en garantía	$	-	$	62.004,8
Valorización de bienes recibidos en pago		21.897,6		17.515,9
Remesas y otros efectos enviados al cobro		46.573,6		48.874,2
Cheques negociados impagados		4.991,3		5.235,8
Activos castigados		209.367,3		210.930,0
Ajustes por inflación activos		54.441,4		55.008,9
Distribución capital suscrito y pagado		1.713,2		1.713,2
Dividendos derechos en especie por revalorización		2.297,7		500,0
Propiedades y equipo totalmente depreciados		14.652,6		14.712,9
Valor fiscal de los activos		3.445.034,5		3.445.034,5
Inversión en títulos garantizados por la Nación		828.027,8		252.661,7
Títulos aceptados por los establecimientos de crédito		90.430,3		30.276,0
Títulos para mantener hasta el vencimiento		55.243,5		55.426,8
Títulos disponibles para la venta - Deuda		917.055,5		821.763,3
Operaciones reciprocas		371.684,2		289.109,7
Otras		282.770.2		208.393.3
	$	6.346.180.7	$	5.519.161.0

Acreedoras –

	2009	2008
Bienes y valores recibidos en custodia	$ 375,2	$ 375,2
Bienes y valores recibidos en garantía para futuros créditos	54.494,6	56.066,9
Garantías pendientes de cancelar	29.132,8	28.993,9
Bienes y valores recibidos en garantía-garantías idónea	2.605,3	2.669,5
Bienes y valores recibidos en garantía-Otras garantías	1,0	-
Cobranzas recibidas	1.528,5	1.603,9
Ajustes por inflación patrimonio	316.334,8	316.334,8
Capitalización por revalorización del patrimonio	316.334,8	316.334,8
Rendimientos inversiones negociables títulos deuda	126.153,2	64.323,2
Dividendos decretados inversiones negociables	98,1	98,1
Valor fiscal del patrimonio	1.970.705,8	1.970.705,8
Calificación cuentas por cobrar	60.964,4	2.006,6
Calificación cartera de empleados	1.785,0	3.510,2
Operaciones reciprocas	133.462,3	144.423,9
Otras	2.471,9	2.474,9
	$ 3.016.447,7	$ 2.909.921,7

21. OPERACIONES CON PARTES RELACIONADAS

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. *Operaciones con accionistas*

	31 de diciembre de 2009	30 de junio de 2009
Disponible		
Banco de Bogotá S. A.	$ 65.202,2	$ 16.245,4
Banco de Occidente S. A.	26.753,2	11.166,7
Inversiones:		
Banco de Occidente S. A.	5.553,7	5.553,7
Cuentas por cobrar		
Banco de Bogotá S.A:	2,2	151,3
Banco de Occidente S. A.	328,2	334,1

	31 de diciembre de 2009	30 de junio de 2009
Valorizaciones:		
Banco de Occidente S. A.	4.137,6	-
Cuentas por pagar:		
Banco de Bogotá S. A.	20.622,9	16.808,9
Banco de Occidente S. A.	7.362,4	6.000,8
Ingresos operacionales:		
Banco de Bogotá S. A.	506.6	123,5
Banco de Occidente S. A.	217.5	220,6
Ingresos Dividendos		
Banco de Occidente S. A	196.3	-
Gastos Intereses		
Banco de Occidente S. A.	0.4	0.7
Gastos Comisiones		
Banco de Bogotá S. A.	20.7	14.2
Banco de Occidente S. A.	164.4	149.9
Cuentas de orden deudoras:		
Banco de Bogotá S. A.	65.867.6	16.411,0
Banco de Occidente S. A.	37.461,6	17.205,1
Cuentas de orden acreedoras:		
Banco de Bogotá S. A.	21.129,6	16.932,4
Banco de Occidente S. A.	12.023,7	6.221,4

Las operaciones recíprocas celebradas con accionistas se encontraban registradas a precios de mercado.

b. Operaciones con compañías vinculadas de sector financiero

	31 de diciembre de 2009	30 de junio de 2009
Inversiones negociables títulos de deuda:		
Leasing Corficolombiana S. A	$ 1.958,0	$ 859,7
Leasing de Occidente S.A.	1.475,0	4.300,9
Banco Corficolombiana Panamá S.A.	6.809,8	-
Inversiones disponibles para la venta en Títulos participativos		
Banco Av Villas	218,7	224,1
Banco Corficolombiana Panamá S.A.	12.304,2	12.912,0
Casa de Bolsa Corficolombiana	-	10.557,8
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	12.815,2	-
Leasing Corficolombiana S. A	59.286,5	57.277,0
Leasing de Occidente S.A.	81.063.2	78.733,7
Fiduciaria Corficolombiana S.A.	31.321,8	23.455,1
Fiduciaria de Occidente S.A.	1.762,9	1.762,9
Valores de Occidente S.A.	-	2.257,4

	31 de diciembre de 2009	30 de junio de 2009
Derechos de recompra inversiones negociables:		
Leasing Corficolombiana S. A	1.042,0	2.347,9
Leasing de Occidente S.A.	5.025,0	7.125,6
Derechos pperaciones fw de compra:		
Casa de Bolsa Corficolombiana	-	2.682,5
Fiduciaria Corficolombiana S.A.	-	3.218,0
Derechos operaciones fw de venta:		
Casa de Bolsa Corficolombiana	-	2.620,1
Fiduciaria Corficolombiana S.A.	-	1.071,6
Obligaciones de Fw compra:		
Casa de Bolsa Corficolombiana	-	(2.652,5)
Fiduciaria Corficolombiana S.A.	-	(3.273,0)
Obligaciones de Fw venta:		
Casa de Bolsa Corficolombiana	-	(2.682,5)
Fiduciaria Corficolombiana S.A.	-	(1.072,7)
Cuentas por cobrar intereses:		
Leasing de Occidente S.A.	93,9	-
Cuentas por cobrar comisiones:		
Casa de Bolsa Corficolombiana S.A.	-	76.6
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	99,4	-
Fiduciaria Corficolombiana S.A.	28,2	61,2
Leasing Corficolombiana S.A.	183,8	179,7
Cuentas por cobrar dividendos:		
Fiduciaria de Occidente S.A.	154,8	172.7
Cuentas por cobrar arrendamientos:		
Fiduciaria Corficolombiana S.A.	66,6	-
Leasing Corficolombiana S.A.	7,8	-
Cuentas por cobrar diversas:		
Banco Corficolombiana Panamá S.A.	19,9	-
Casa de Bolsa Corficolombiana		2,0
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	5,3	-
Leasing Corficolombiana S. A	26,0	2,4
Fiduciaria Corficolombiana S.A.	34,5	-

	31 de diciembre de 2009	30 de junio de 2009
Gastos anticipados:		
Seguros Alfa S.A.	-	60,8
Cargos diferidos:		
A.T.H. A Toda Hora S.A.	69,5	20,7
Valorizaciones:		
Banco Av Villas	12,9	4,4
Banco Corficolombiana Panamá S.A.	2.209,9	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa S.A.	94,6	
Leasing Corficolombiana S. A	6.721,3	6.409,4
Leasing de Occidente S.A.	25.156,3	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
Desvalorizaciones:		
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Depósitos de ahorro:		
Fiduciaria Corficolombiana S.A.	70,5	1,4
Casa de Bolsa Corficolombiana	-	8,0
Casa de Bolsa Sociedad Comisionista de Bolsa	6,1	-
Leasing Corficolombiana S. A	549,6	32,7
Leasing de Occidente S.A.	650,4	41.070,8
Fondos interbancarios:		
Banco Corficolombiana Panamá S.A.	3.679,6	-
Compromisos de Transferencia En Operaciones Repo Cerrado		
Leasing Corficolombiana S. A	15.491,5	6.543,8
Cuentas por pagard dividendos:		
Banco Popular	3.032,3	2.471,5
Proveedores:		
A.T.H. A Toda Hora S.A.	-	14,6
Fidubogota S.A.	1,7	2,9
Leasing de Occidente S.A.	35,9	36,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,0	-

	31 de diciembre de 2009	30 de junio de 2009
Superávit por valorizaciones:		
Banco Av Villas	12,9	-
Banco Corficolombiana Panamá S.A.	2.209,8	-
Casa de Bolsa Corficolombiana	-	436,2
Casa de Bolsa Sociedad Comisionista de Bolsa	94,6	-
Leasing Corficolombiana S.·A	6.721,2	6.409,4
Leasing de Occidente S.A.	25.156,2	20.609,8
Fiduciaria Corficolombiana S.A.	14.210,8	14.734,3
Fiduciaria de Occidente S.A.	1.730,0	1.387,9
Superávit por desvalorizaciones		
Banco Av Villas	-	4,4
Banco Corficolombiana Panamá S.A.	-	(569,0)
Valores de Occidente S.A.	-	(720.4)
Ingresos utilidad en valoración de inversiones:		
Leasing Corficolombiana S. A	121,4	193,8
Leasing de Occidente S.A.	272,1	718,5
Banco Corficolombiana Panamá S.A.	64,1	-
Ingresos comisiones y/o honorarios:		
Casa de Bolsa Corficolombiana	-	431,9
Casa de Bolsa Sociedad Comisionista de Bolsa	326,4	-
Leasing Corficolombiana S. A	944,4	934,6
Leasing de Occidente S.A.	-	1,4
Fiduciaria Corficolombiana S.A.	384,6	312,3
Ingresos utilidad en valoración de derivados:		
Casa de Bolsa Corficolombiana	-	30,0
Casa de Bolsa Sociedad Comisionista de Bolsa	580,3	-
Fiduciaria Corficolombiana S.A.	129,4	-
Ingresos dividendos		
Casa de Bolsa Corficolombiana	-	4.878,3
Leasing Corficolombiana S. A	5.246,0	4.834,6
Fiduciaria Corficolombiana S.A.	7.866,6	3.796,1
Banco Av Villas	2,7	5,4
Leasing de Occidente S.A.	9.921,1	12.059,9
Fiduciaria de Occidente S.A.	464,4	345,4

	31 de diciembre de 2009	30 de junio de 2009
Ingresos arrendamientos:		
Banco Corficolombiana Panamá S.A.	7,2	7,2
Leasing Corficolombiana S. A	118,9	113,5
Fiduciaria Corficolombiana S.A.	127,5	65,1
Ingreso - Recuperaciones:		
Banco Corficolombiana Panamá S.A.	17,2	-
Fiduciaria Corficolombiana S.A.	49,1	-
Leasing Corficolombiana S.A.	26,2	-
Ingresos - Diversos		
Banco Corficolombiana Panamá S.A.	-	13,8
Casa de Bolsa Corficolombiana	-	11,7
Leasing Corficolombiana S. A	-	15,3
Seguros Alfa S.A.	-	2,9
Fiduciaria Corficolombiana S.A.	-	23,8
Gastos intereses:		
Casa de Bolsa Corficolombiana	-	7,6
Leasing Corficolombiana S. A	195,1	328,7
Leasing de Occidente S.A.	945,8	1.606,5
Fiduciaria Corficolombiana S.A.	12,1	0,3
Banco Corficolombiana Panamá S.A.	4,5	-
Gastos comisiones:		
Casa de Bolsa Corficolombiana	-	68,4
Casa de Bolsa Sociedad Comisionista de Bolsa	88,0	-
Fidubogota S.A.	9,9	12,4
Fiduciaria Corficolombiana S.A.	2,2	2,2
Gastos de personal:		
Seguros de Vida Alfa S.A	30,7	31,4
A.T.H. A Toda Hora S.A.	26,7	-
Perdida en valoración de derivados:		
Casa de Bolsa Corficolombiana	-	62,4
Casa de Bolsa Sociedad Comisionista de Bolsa	552,6	-
Fiduciaria Corficolombiana S.A.	714,9	809,3
Gastos honorarios:		
Fidubogota S.A.	-	2,5
Casa de Bolsa Sociedad Comisionista de Bolsa	141,0	-

	31 de diciembre de 2009	30 de junio de 2009
Gastos arrendamientos:		
Leasing Corficolombiana S. A	105,9	131,9
Leasing de Occidente S.A.	655,9	666,1
Gastos seguros:		
Seguros Alfa S.A.	26,9	12,2
Gastos mantenimiento y reparaciones:		
A.T.H. A Toda Hora S.A.	-	22,0
Gastos por amortizaciones:		
A.T.H. A Toda Hora S.A.	-	10,1
Cuentas de orden deudoras:		
Banco Corficolombiana Panamá	9.050,3	(562,9)
Banco AvVillas	246,7	228,4
Casa de Bolsa Corficolombiana S.A.	-	11.178,6
Casa de Bolsa Sociedad Comisionista de Bolsa	14.481.0	-
Fiduciaria Corficolombiana S.A.	60.293,5	38.994,9
Fiduciaria Bogotá S.A.	9,9	14,9
Fiduciaria de Occidente S.A.	4.812,2	3,323,5
A.T.H. A Toda Hora S.A.	96,2	52,7
Leasing Corficolombiana S. A.	81.883,3	67.536,7
Leasing de Occidente S.A.	248.478,3	120.168,2
Seguros Alfa S.A.	26,9	73,0
Seguros de Vida alfa S.A.	30,7	31,4
Valores de Occidente S.A.	-	1.537,1
Banco Popular S.A.	94,4	-
Cuentas de orden acreedoras:		
Fiduciaria Corficolombiana S. A.	22.838,8	18.932,9
Fiduciaria Bogotá S.A.	1,7	2,9
Fiduciaria de Occidente S.A.	2.194,4	1.733,3
Casa de Bolsa Corficolombiana S.A.	-	5.796,1
Casa de Bolsa Sociedad Comisionista de Bolsa	1.101,5	-
Leasing Corficolombiana S. A.	29,220,8	19.077,7
Leasing de Occidente S.A.	36.387,1	74.496,7
Valores de Occidente S.A.	-	(720,4)
Banco Corficolombiana Panamá	5.978,1	(547,9)
Banco Popular S.A.	3.032,3	2.471,5
Banco AvVillas	15,7	9,7
Seguros Alfa	-	2,9
A Toda Hora	-	14,6

La operaciones recíprocas celebradas con vinculados del sector financiero se encontraban registradas a precios de mercado

c. *Operaciones con compañías vinculadas del sector real*

	31 de diciembre de 2009	30 de junio de 2009
Inversiones negociables en títulos de deuda:		
Concesionaria Vial de los Andes	$ -	$ 6.983,6
Inversiones disponibles para la venta títulos de deuda:		
Promotora y Comercializadora Turística Santamar S.A.	-	607,5
Inversiones disponibles para la venta títulos participativos:		
Colombiana de Licitaciones y Concesiones Ltda.	22.235,0	20.437,2
Concesionaria Vial de los Andes	92,8	92,8
Estudios Proyectos e Inversiones de los Andes S.A.	40.980,3	40.980,3
Estudios y Proyectos del Sol S.A.	9.014,2	14,2
Gas Comprimido del Perú	7.949,4	8.341,9
Hoteles Estelar S.A	51.883,5	48.435,3
Industrias Lehner S.A.	12.652,9	12.652,9
Mavalle S.A.	257,2	257,2
Organización Pajonales S.A.	36.853,2	36.853,2
Pizano S.A. En Restructuración	30.951,8	30.951,8
Promotora y Comercializadora Turística Santamar S.A.	9.500,2	9.498,6
Proyectos de Infraestructura S.A.	68.375,8	68.375,8
Unipalma S.A.	17.277,9	16.666,9
Valora S.A.	29.576,9	29.576,9
Valle Bursátiles	31.1	31.1
Tejidos Sintéticos de Colombia S.A.	15.688,9	15.688,9
Provisión inversiones:		
Industrias Lehner S.A.	(2.530,6)	(2.530,6)
Cuentas por cobrar dividendos:		
Estudios Proyectos e Inversiones de los Andes S.A.	5.945,3	-
Hoteles Estelar S.A.	469,2	702,5
Organización Pajonales S.A.	-	2.000,0

	31 de diciembre de 2009	30 de junio de 2009
Cuentas por cobrar arrendamientos:		
Hoteles Estelar S.A.	3,9	7,8
Cuentas por cobrar honorarios:		
Hoteles Estelar S.A.	14,1	-
Industrias Lehner S.A.	14,1	-
Proyectos de Infraestructura S.A	11,3	-
Unipalma	11,3	-
Cuentas por cobrar diversas:		
Gas Comprimido del Perú	155,3	-
Valora S.A.	0,4	1,0
Valorizaciones:		
Colombiana de Licitaciones y Concesiones Ltda.	10.745,0	9.647,7
Concesionaria Vial de los Andes	177,8	139,9
Estudios Proyectos e Inversiones de los Andes S.A.	38.326,5	39.762,8
Hoteles Estelar S.A	91.978,1	87.921,0
Mavalle S.A.	121,3	116,6
Organización Pajonales S.A.	73.847,4	73.861,9
Pizano S.A. En Restructuración	28.920,6	27.781,9
Promotora y Comercializadora Turística Santamar S.A.	1.696,0	2.018,4
Proyectos de Infraestructura S.A.	42.215,4	39.674,4
Unipalma S.A.	31.549,3	17.187,0
Valora S.A.	5,693,2	1.421,3
Tejidos Sintéticos de Colombia S.A.	5.707,2	5.487,8
Valle Bursátiles S.A.	8,9	8,9
Certificados de depósito a término:		
Colombiana de Licitaciones y Concesiones Ltda	-	3.659,4
Estudios Proyectos e Inversiones de los Andes S.A.	221,6	17.333,6
Promotora y Comercializadora Turística Santamar S.A.	237,0	230,6
Depósitos de ahorro:		
Colombiana de Licitaciones y Concesiones Ltda	232,5	179,0
Estudios Proyectos e Inversiones de los Andes S.A.	317,8	58,8

	31 de diciembre de 2009	30 de junio de 2009
Estudios y Proyectos del Sol S.A.	5,7	-
Valora S.A.	2,3	2,3
Depósitos especiales:		
Colombiana de Licitaciones y Concesiones Ltda	-	0,3
Valora S.A.	-	0,3
Exigibilidades por servicios bancarios		
Industrias Lehner S.A.	-	0,6
Cuentas por pagar intereses		
Colombiana de Licitaciones y Concesiones Ltda	-	54,7
Estudios Proyectos e Inversiones de los Andes S.A.	1,4	507,0
Promotora y Comercializadora Turística Santamar S.A.	0,4	0,8
Proveedores:		
Hoteles Estelar S.A	34,0	1,0
Valora S.A.	-	2,7
Cuentas por pagar-Diversas:		
Estudios Proyectos e Inversiones de los Andes S.A.	-	160,5
Ingresos anticipados:		
Gas Comprimido del Perú	114,8	-
Ingresos utilidad en valoración de inversiones:		
Concesionaria Vial de los Andes	-	557,4
Promotora y Comercializadora Turística Santamar S.A.	51,2	44,4
Ingresos comisiones y/o honorarios:		
Colombiana de Licitaciones y Concesiones Ltda.	147,4	804,9
Estudios Proyectos e Inversiones de los Andes S. A.	22,4	22,4
Hoteles Estelar S.A	13,5	-
Industrias Lehner S.A.	13,5	-
Organización Pajonales S.A.	13,5	-

	31 de diciembre de 2009	30 de junio de 2009
Proyectos de Infraestructura S.A.	10,8	570,0
Unipalma S.A.	10,8	-
Tejidos Sintéticos de Colombia S.A.	8,6	-
Ingresos utilidad en valoración de derivados:		
Industrias Lehner S.A.	-	-
Tejidos Sintéticos de Colombia S.A.	-	103,4
Ingresos dividendos:		
Colombiana de Licitaciones y Concesiones Ltda	2.644,6	932,4
Estudios Proyectos e Inversiones de los Andes S.A.	21.731,1	13.214,8
Hoteles Estelar S.A	4.855,9	4.139,3
Organización Pajonales S.A.	-	2.500,0
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
Unipalma S.A.	1.483,4	1.121,7
Valora S.A.	326,2	284,8
Concesionaria Vial de los Andes	93,7	58,6
Ingresos arrendamientos:		
Estudios Proyectos e Inversiones de los Andes S.A.	26,5	26,5
Hoteles Estelar S.A	22,2	22,2
Valora S.A.	-	6,5
Ingresos no operacionales recuperaciones		
Valora S.A.	2,6	-
Ingresos – Diversos		
Colombiana de Licitaciones y Concesiones Ltda.	-	6,0
Promotora y Comercializadora Turística Santamar S.A.	-	3.275,4
Valora S.A.	-	1,6
Gastos intereses:		
Colombiana de Licitaciones y Concesiones Ltda.	15,1	548,5
Estudios Proyectos e Inversiones de los Andes S.A.	-	1.054,5
Promotora y Comercializadora Turística Santamar S.A.	6,5	5,7

	31 de diciembre de 2009	30 de junio de 2009
Estudios y Proyectos del Sol S.A.	0,1	-
Unipalma S.A.	-	23,4
S.A.	-	0,1
Gastos de personal:		
Hoteles Estelar S.A.	4,2	-
Gastos por provisiones:		
Industrias Lehner S.A.	-	2.530,6
Gastos diversos:		
Hoteles Estelar S.A	89,2	44,9
Organización Pajonales S.A.	817,7	-
Valora S.A.	113,7	19,0
Cuentas de orden deudoras:		
Colombiana de Licitaciones y Concesiones Ltda.	4.367,1	1.722,4
Estudios, Proyectos e Inversiones de los Andes S.A.	37,227,6	15.496,5
Hoteles Estelar S. A.	23.474,5	18.618,6
Organización Pajonales S.A.	8.696,8	8.696,8
Pizano S.A. en Restructuración	1.836,0	1.836,0
Plantaciones Unipalma de los Llanos S. A.	3.474,1	1.990,6
Promotora y Comercializadora Turística Santamar S. A.	80,8	80,8
Proyectos de Infraestructura S. A.	40,407,2	19.337,2
Tejidos Sintéticos de Colombia S. A.	1.432,9	1.432,9
Concesionaria Vial de los Andes S.A.	152,3	58,5
Valora S. A.	4.424,5	4.098,3
Cuentas de orden acreedoras:		
Promotora y Comercializadora Turística Santamar S. A.	22,7	15,3
Concesionaria Vial de los Andes S.A.	286,8	286,8

d. *Operaciones celebradas con miembros de la Junta Directiva y Representantes Legales*

31 de diciembre de 2009

	Junta Directiva	Representantes Legales
Activos	$ -	$ 31,2
Pasivos	279,5	257,3
Ingresos	-	1,0
Gastos	59,2	9,7

30 de junio de 2009

Activos	$ -	$	29,9
Pasivos	272,8		0,4
Ingresos	-		2,1
Gastos	59,2		2,0

e. ***Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2009 $ 72,394.6***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
0.38%	800.170.494	Fondo de Cesantías Protección	Forward	Venta	74.989,3	76.016,9
4.49%	800.224.827	Ing. Fondo de Pensiones	Forward	Compra	81.698,3	80.444,2
5.64%	800.227.490	Fondo de Pensiones Obligarotias Colfondos	Forward	Compra	85.308,0	88.935,3
11.74%	800.229.739	Fondo de Pensiones Obligatorias Protección	Forward	Compra	318.440,0	306.708,5
6.47%	800.231.967	Fondo de pensiones Horizonte	Forward	Compra	104.760,6	100.330,3

f. ***Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2009 $ 73.641.9***

% Part.	Nit	Accionista	Tipo	Oper.	Derechos	Obligación
2.03%	800,224,827	Fondo de Pensiones Obligatorias Protección	Forward	Compra	$ 233.973,0	$ 231.403,3

22. INGRESOS OPERACIONALES

	31 de diciembre de 2009	30 de junio de 2009
Dividendos y participaciones:		
Epiandes S.A.	$ 21.731,1	$ 13.214,8
Promigás S.A.	-	29.526,7
Proyectos de Infraestructura S.A.	21.070,0	17.039,3
Empresa de Energía de Bogotá	-	11.782,9
Leasing Corficolombiana S.A.	5.246,0	4.834,5
Leasing de Occidente S.A.	9.921,1	12.059,9
Valora S.A.	326,2	284,8
Organización Pajonales	-	2.500,0
Concecol Ltda.	2.644,9	932,4
Casa de Bolsa Corficolombiana S.A.	-	4.878,3
Fiduciaria Corficolombiana S.A.	7.866,7	3.796,0
Concesionaria Tibitoc S.A.	744,6	-
Hoteles Estelar	4.855,9	4.139,3
Unipalma	1.483,5	1.121,7
Gas Natural E.S.P.	-	4.234,3
Colombina S.A.(1)	(474,5)	1.898,2
Mineros S.A.	-	2.024,9

	31 de diciembre de 2009	30 de junio de 2009
Aerocali S.A.	-	2.859,1
Tablemac S.A.	-	362,2
Colombiana de Extrusión S.A.	-	746,1
Bolsa de Valores de Colombia S.A.	-	504,1
Otros	813.8	1.530.4
	$ 76.229.3	$ 120.269.9
Otros:		
Reintegro provisión cuentas por cobrar	103,3	50,5
Ingresos diversos	35.2	16.8
	$ 138.5	$ 67.3

(1) Corresponde a la venta de la Inversión en diciembre de 2009, ver Nota 7 numeral 2.

23. GASTOS OPERACIONALES – OTROS

	31 de diciembre de 2009	30 de junio de 2009
Honorarios	$ 1.287,6	$ 1.335,3
Impuestos (1)	3.613,3	14.290,3
Arrendamientos	1.135,4	1.337,8
Contribuciones y afiliaciones	954,7	919,9
Seguros	2.143,7	1.905,6
Mantenimiento y reparaciones	785,7	791,4
Adecuación e instalación de oficinas	135,3	174,5
Diversos:		
Servicios de aseo y vigilancia	327,7	346,6
Servicios temporales	121,7	159,8
Publicidad y propaganda	1.101,1	698,7
Relaciones públicas	69,9	69,4
Servicios públicos	678,3	624,5
Gastos de viaje	291,1	135,9
Transporte	361,7	530,6
Útiles y papelería	116,2	114,5
Donaciones	781,8	-
Otros		
Suscripciones y avisos	116,3	90,7
Portes de correo	56,2	66,3
Administración edificios	264,1	265,2
Cafetería	26,0	25,0
Gastos legales	9,9	37,5
Digitalización y empaste	60,9	55,0
IVA deducible prorrateo	341,6	117,7
Servicio de conexión	324,3	381,5
Misceláneos	1.783.0	1. 374.2
	$ 16.887.5	$ 25.847.9

(1) Al 31 de diciembre de 2009, este rubro comprendía entre otros valores: Industria y Comercio $429,5, Predial $66,4, Gravámen a los Movimientos Financieros $2.984,1. Al 30 de junio de 2009, este rubro comprendía entre otros valores: Industria y Comercio $435,4, Gravámen a los Movimientos Financieros $3.611,6, Impuesto al Patrimonio $10.149,7.

24. OTRAS PROVISIONES

	31 de diciembre de 2009	30 de junio de 2009
Bienes recibidos en pago	$ 109,7	$ 480,9
Otros activos	21,9	54,0
Disponible	6.5	-
	$ 138,1	$ 534,9

25. INGRESOS NO OPERACIONALES

	31 de diciembre de 2009	30 de junio de 2009
Utilidad en venta de:		
Bienes recibidos en pago	$ 262,7	$ 429,4
Propiedades y equipo	33,2	1.224,5
Arrendamientos	335,0	278,0
Recuperaciones:		
Bienes castigados	93,0	929,6
Reintegros provisión:		
Inversiones (1)	1.127,0	4.142,7
Reintegro bienes realizables y recibidos	194,0	7,8
Otras provisiones	74,1	1.073,9
Otras recuperaciones	1.389,4	2.339,5
Otros activos	29,3	79,5
Diversos:		
Ingresos bienes recibidos en pago	102,8	82,3
Otros (2)	829,7	1.334,8
	$ 4.470,2	$ 11.922,0

(1) Al 31 de diciembre de 2009 este rubro comprendía: Bonos EMCALI $1.078,9, Soliplast $48,1. Al 30 de junio de 2009 este rubro comprendía: Promotora y Comercializadora Santamar $2.914,4, Bonos EMCALI $391,9, Bonos Promotora y Comercializadora Santamar $360,9, Provisión General de Inversiones $419,6.

(2) Al 31 de diciembre de 2009, es rubro comprendía entre otros: Causación del Patrimonio B Fidugota $621,2 , Banco de Occidente S.A. $19,0, Consorcio Fonpet $18,2. Al 30 de junio de 2009 este rubro comprendía: Causación del Patrimonio B Fidubogota Patrimonio Autónomo $818,4, Cancelación derecho Caucadesa S.A. $374,5.

26. GASTOS NO OPERACIONALES

	2009	2008
Pérdida en venta de propiedad planta y equipo	$ 4,7	$ 17,5
Multa y Sanciones Litigios indemnizaciones (1)	729,3	2,7
Intereses por multas y sanciones	25,4	1,8
Gastos bienes recibidos en pago	287,7	360,7
Otros gastos	369.8	682.7
	$ 1.416.9	$ 1.065.4

(1) Al 31 de diciembre de 2009 corresponde al gasto por valor de $9.1 pago corrección declaración ICA Bogotá y Cali de 2007, y Litigios en Proceso Ejecutivo de Agrícola Santamaría $720.0.

27. IMPUESTO SOBRE LA RENTA

	31 de diciembre de 2009	30 de junio de 2009
Utilidad antes de impuesto a la renta	$ 523.321,1	$ 142.815,9
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	(3.287,2)	(2.577,0)
Ingreso valoración de inversiones renta variable	(447.103,0)	(26.807,2)
Provisiones no deducibles	708,3	7.129,1
Impuestos no deducibles (GMF , impuesto patrimonio)	2.374,7	12.881,6
Impuesto industria y comercio	(7,7)	93,3
Gastos de otras vigencias y otros gastos no deducibles	1.328,0	1.124,3
Gastos imputables ingresos no gravados	2.077,7	2.420,1
Pérdida en venta de activos fijos	4,7	17,5
Ingresos diferidos declarados años anteriores	-	(186,0)
Utilidad no causada en venta de acciones	41.926,4	-
Dividendos y participaciones no gravables	(77.218,6)	(104.003,0)
Diferencia por valoración de inversiones negociables renta fija	(9.639,2)	(11.371,1)
Ingresos por derivados	456.483,3	1,5
Gastos por derivados	(432.851,1)	(16.395,8)
Reintegro provisiones no deducidas en años anteriores	(2.371,7)	(6.139,2)
Utilidad no gravada en venta de acciones	(41.934,8)	-
Otros ingresos no gravados	(0.6)	(2.7)
Utilidad – (Pérdida) renta estimada	20.384,7	(998,7)
Compensación créditos fiscales	(20.384,7)	-
Renta presuntiva aplicable	26.131,8	14.198,4
Renta exenta	(4.675,7)	(2.511,0)
Base gravable	21.456.1	11.687,4
Impuesto de renta (33%) Estimado año (*)	$ 7.080,5	$ 3.856,8

	31 de diciembre de 2009	30 de junio de 2009
Impuesto de Renta requerido periodo	3.223,7	-
Exceso o (Defecto) de provisión	1.4	-
Total gasto impuesto de renta	$ 3.225.1	$ 4.550.0
(*) Porcentaje impuesto de renta para el año gravable	33%	33%

Las declaraciones por impuesto de renta de los años 2006 y años anteriores se encuentran en firme; las de los años 2007 y 2008 están sujetas a revisión por parte de la DIAN.

Al 31 de diciembre de 2009 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $154.713,2.

28. RELACIÓN ACTIVOS PONDERADOS POR NIVEL DE RIESGO - PATRIMONIO TÉCNICO

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 de junio de 2009 la relación lograda por la Corporación fue de (37,64%) treinta y siete punto sesenta y cuatro por ciento y (46,16%) cuarenta y seis punto dieciséis por ciento, respectivamente

29. CONTINGENCIAS

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58,5 cada uno, se informa:

1. Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

2. Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que *"(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)"*.

30. GESTIÓN DE ACTIVOS Y PASIVOS – INDICADOR DE RIESGO DE LIQUIDEZ IRL

Al cierre de 31 de diciembre de 2009, la normatividad vigente para la gestión de riesgo de liquidez es la Circular Externa 016 de 2008, la cual modifica el Capítulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). La metodología para el cálculo del riesgo de liquidez se transforma de la medición del GAP de liquidez a 90 días al cálculo del IRL a 7 días.

A continuación se presentan las principales cuentas que afectan este indicador al cierre del mes de diciembre y junio de 2009, con una maduración de 7 y 30 días:

		31 de diciembre de 2009 7 días		30 de junio de 2009 30 días
Flujo neto de rubros con vencimientos contractuales- Ajustado	$	(692.526,6)	$	(106.211,5)
Flujo neto estimado de rubros nos sujetos a vencimientos contractuales		(39.035,1)		(37.271,5)
Total requerimiento de liquidez neto estimado		(731.561,7)		(143.482,9)
Total activos líquidos Netos		1.349.981,4		861.559,7
Superávit		618.419,7		718.076,7

De acuerdo con la metodología de la Superintendencia Financiera de Colombia, la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

		31 de diciembre de 2009		30 de junio de 2009
Metodología según circular externa 009 de 2007				
Riesgo por módulos				
1- Tasa de interés	$	76.568,9	$	58.089,0
2- Tasa de cambio		2.729,1		807,4
3- Precio de acciones		16.371,3		10.394,6
4- Carteras colectivas		1.543.0		1.560.5
Ver agregado	$	97.212.3	$	70.851.5

31. GOBIERNO CORPORATIVO (NO AUDITADO)

La Corporación Financiera Colombiana S.A., tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia - La Junta Directiva y la Alta Gerencia determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y división de funciones - Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito, mercado, liquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que depende de la Vicepresidencia Ejecutiva.

Reportes a la Junta Directiva - La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción de las operaciones realizadas por la mesa de dinero, los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos, si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el Departamento de Riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura tecnológica - La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la medición de riesgo - La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo - Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos - Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites - Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de límites - Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes - Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional - La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes áreas de la Corporación como sigue:

Responsabilidad	Área	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Operaciones de Tesorería	Gerencia de Sistemas y Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Ejecutiva

32. REVELACIÓN DE RIESGOS (NO AUDITADO)

Objetivos - Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)
- Deuda Privada
- Divisas
- Instrumentos derivados moneda local
- Instrumentos derivados en moneda extranjera

Filosofía en la toma de riesgos - Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación - El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la

Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

Riesgo de mercado -

Posición portafolio pesos - Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta - Se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento - Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Posición portafolio dólares - Límites del portafolio de inversiones negociables - Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas - Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

Límites de pérdidas -

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

Riesgo de liquidez - Para el riesgo de liquidez se utiliza como herramientas las metodologías internas aprobadas por la Junta Directiva y lo definido en la Circular Externa 042 de 2009 de la Superintendencia Financiera Colombia, donde se establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL) y se determina la metodología para el calculo de Indicador de Riesgo de Liquidez (IRL).

La Corporación continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Por otro lado se le hizo seguimiento a las diferentes fuentes de fondeo, se realizó el monitoreo de las principales depositantes de CDTS y cuentas de Ahorro y se evaluó la concentración de vencimientos diarios constractuales de los depósitos y exigibilidades.

Riesgo de crédito - El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

Categorías de riesgo de contraparte - Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1 - Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2 - Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en el capítulo XVIII de la Circular Externa 100 de 1995, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Los futuros realizados a través de la bolsa de valores de Colombia no consumirán cupo de contraparte debido a que cuentan con garantía básica y de variación según el reglamento establecido por esta.

Categoría 3 - Riesgo spot

Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría 4 - Categoría DVP o compensada

Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar..

- *Riesgo operacional*

  Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2009 fueron:

- Se aplicó metodología de medición de indicadores. A corte Julio de 2009 se presentó informe de evolución a cada Vicepresidencia y actualmente por recomendación del Comité de Riesgo Operacional, se encuentra en desarrollo funcionalidad que incorpora a la medición de los indicadores la variable de ponderación.
- Se dio continuidad al proceso de capacitación institucional. El avance a corte Diciembre 30 de 2009 es del 77%; decreció el porcentaje respecto al primer semestre debido a novedades de personal.
- En el segundo semestre se inició proceso de capacitación personalizada a cuatro proveedores críticos.
- En el mes de Noviembre se presentó informe de SARO a la Junta Directiva.
- Con relación a la base de datos de riesgo operacional, a Diciembre 30 la base de datos contaba con 336 registros con la siguiente distribución:

Tipo de evento	# de registros
Fallas en los procesos	188
Fallos en los sistemas	82
Prácticas de negocio	44
Otros	22

Proceso	# de registros
Misional	241
Apoyo	78
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	286
Tipo A (Con impacto en PyG)	28
Tipo C (cuasipérdida)	22

Los 28 eventos registrados tipo A, suman $153,6 millones.

- Con relación al Plan de Continuidad de Negocio, se redefinió estrategia de acuerdo con los cambios de estructura y negocio presentados durante el 2009. Para el primer semestre de 2010 está programado realizar dos ejercicios del nuevo plan.

Administración -

Junta Directiva - La Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La Junta Directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO - Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Comité de crédito - La principal función es la de establecer y recomendar a la Junta Directiva los cupos de crédito y contraparte de los clientes de la Tesorería.

Comité riesgo operacional - Las principales funciones son las de presentar para aprobación de la Junta Directiva y la alta gerencia las políticas y normas de gestión del riesgo operacional y realizar el seguimiento y control de las mismas. Diseñar la estrategia de gestión de riesgo operacional de la Corporación y liderar su ejecución. Establecer los procedimientos y mecanismos, aprobando las metodologías y los sistemas de una adecuada gestión y administración del riesgo operacional. Conocer y comprender los riesgos operacionales que asume la Corporación, evaluando permanente la exposición al riesgo. Participar en la evaluación de la participación en nuevos mercados y la negociación de nuevos productos. Desarrollar estrategias para la construcción de una cultura organizacional de gestión de riesgos operacional dentro de la Corporación. Evaluar los planes de contingencia y de continuidad del negocio y establecer los recursos necesarios para su oportuna ejecución.

Vicepresidencia ejecutiva - El Vicepresidente Ejecutivo, reporta a la Presidencia y sus principales funciones, entre otras, son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos y límites de portafolio, emisor y contraparte establecidos por la Junta Directiva.

Gerente de riesgo - El Gerente de Riesgo reporta a la Vicepresidencia Ejecutiva y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un auxiliar, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Gerente de riesgo crediticio - El Gerente de Riesgo Crediticio reporta a la Vicepresidencia Ejecutiva y sus principales funciones son los de diseñar e implementar los modelos financieros para el análisis de crédito y cupos de contraparte para entidades del sector no financiero, Igualmente, recomendar el análisis de crédito y cupo de contraparte y finalmente, presentar los cupos solicitados a las instancias respectivas. La labor del Gerente de Riesgo Crediticio es apoyada por un Director de Crédito.

Medición - Durante el primer semestre la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $33.722. La relación ingreso / riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por módulos		VeR
Tasas de intereses	$	76.568,9
Tasas de cambio		2.729,1
Precio de acciones		16.371,3
Cartera colectivas		1.543,0
Valor en riesgo total	$	97.212,4

La Corporación define la posición en cada activo financiero como el inventario del portafolio más los compromisos de compra – los compromisos de venta.

Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables - La posición al cierre de 31 de diciembre de 2009 fue de $970.699.

Posición neta portafolio negociable - portafolio negociable mas forwards de compra menos forwards de venta $970.699.

Portafolio de inversiones disponible para la venta - Al cierre de 31 de diciembre de 2009 esta posición es de $815.668.

Portafolio de inversiones hasta el vencimiento - A 31 de diciembre de 2009 la posición fue de $101.066.

Swaps de tasa de interés - Al cierre de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de swaps.

Opciones sobre títulos renta fija - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre títulos renta fija.

Posición portafolio dólares

Portafolio de inversiones negociables - Al cierre de diciembre de 2009 la posición es de $58.741.

Posición neta portafolio negociable - portafolio negociable mas forwards de compra menos forwards de venta $58.735.

Portafolio de inversiones disponible para la venta - Al cierre de 31 de diciembre de 2009 esta posición es de $254.766.

Portafolio de inversiones hasta el vencimiento - A 31 de diciembre de 2009 la posición fue de $0.

Posición en divisas – Al cierre de 31 de diciembre de 2009 la posición en USD equivale a US$ 3.944.559 otras monedas G10 USD$134.705 otras monedas latam US$20.024 para una posición total de riesgo en TRM de US$ 4.099.288.

Forwards de divisas - Al cierre de 31 de diciembre de 2009 el valor del portafolio de forwards de divisas equivale a $37.759.

Contratos de futuros OPCF - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de futuros de divisas.

Opciones de divisas - Al cierre de 31 de diciembre de 2009 Corficolombiana no tenía posición en el portafolio de opciones sobre Divisas.

Límites de pérdidas -

Riesgo de mercado - PyG diario: El PyG 30 días al cierre de 31 de diciembre de 2009 presenta una utilidad excluyendo gastos operacionales aproximadamente de $1.340

VeR (valor en riesgo) - El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de 31 de diciembre de 2009 equivale a $ -6.066 aproximadamente frente al límite establecido por Junta Directiva de $ -7.101,0.

MAT (management action trigger) - Al cierre de junio de 2009 el MAT asciende a $(5.397) aproximadamente frente al límite determinado por Junta Directiva que asciende a $(7.101,0).

Análisis de sensibilidad (stress test)

PORTAFOLIO ($MM)	PERDIDA ESTIMADA EN		
	50 P.B.S	100 P.B.S	200 P.B.S
Negociables en Pesos	5,943	11,887	23,773
Negociables USD	1,032	2,064	4,129
Disponible para la Venta pesos	15,115	30,231	60,461
Disponible para la Venta USD	8,468	16,936	33,871
Al Vencimiento	N.A.	N.A.	N.A.

Valores máximos, mínimos y promedio - El portafolio de la tesorería a diciembre 2009 tuvo el siguiente comportamiento:

Portafolio en pesos	Maximo	Minimo	Promedio
Inversiones Negociables	970.699,49	121.862,15	375.011,56
Inversiones Disponbles para la Venta	1.125.681,84	270.833,95	618.766,04
Inversiones Hasta el Vencimiento	202.012,30	0,00	97.839,92
Forward Compra Títulos	0,00	0,00	0,00
Forward Venta Títulos	0,00	0,00	0,00
PORTAFOLIO EN USD			
Inversiones Negociables	196.169,89	124.333,99	166.516,92
Inversiones Disponbles para la Venta	195.722,98	130.441,17	165.788,09
Inversiones Hasta el Vencimiento	0,00	0,00	0,00
Forward Compra Títulos	(46,36)	(2,84)	(20,37)
Forward Venta Títulos	(150,57)	0,00	(40,45)
DERIVADOS			
Forward Compra Divisas	110.981,15	(31.569,82)	8.737,76
Forward Venta Divisas	(143.522,28)	108.130,20	16.065,19
Contratos de Futuros OPCF	(44,04)	0,00	106,79
Swap de Tasa de Interes	328,10	0,00	2.392,41
Opciones de Divisas	142,18	0,00	18,48
Opciones de Títulos	0,00	87,46	9,66

Riesgo de liquidez - Al cierre de Diciembre de 2009, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador Trigger IRL a 1 semana y los indicadores de liquidez de largo plazo (médium Term Funding y Cash Capital Position) que se definen el estado de liquidez de la entidad presentaban un estado de normalidad.

Riesgo de crédito - Durante el segundo semestre de 2009, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

Control - La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office - Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office - Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office - Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

33. CONTROLES DE LEY

Al 31 de diciembre y 30 de junio de 2009 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

34. RIESGO LAVADO DE ACTIVOS

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso de luchar contra las organizaciones criminales, la Corporación, en cumplimiento de las disposiciones de la Superintendencia Financiera de Colombia, adoptó los mecanismos necesarios para evitar la ocurrencia de eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo Corficolombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, así como de los segmentos de mercado atendidos; el sistema, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, también considera el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

De acuerdo con las mediciones realizadas durante el año 2009 con base en el SARLAFT, la entidad mantiene niveles de riesgo bajos; no obstante éstos son monitoreados trimestralmente.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados periódicamente por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

JUNTA DIRECTIVA

Directores Principales	**Directores Suplentes**
Luis Carlos Sarmiento Gutiérrez	José Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Iván Villegas Montoya
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
José Hernán Rincón Gómez	Alvaro de Jesús Velásquez Cock
Guillermo Fernández De Soto	Santiago Madriñán De La Torre
José Leibovich Goldenberg	Rodrigo Llorente Martínez

Revisoría Fiscal

William Alexander Galvis Guzmán

Deloitte & Touche Ltda.

DIRECCIÓN GENERAL: Carrera 13 No.26-45 Piso 8 Bogotá D.C. Pbx.(1)2863300 Fax.(1)2860163 A.A. 11843
REGIONALES: Bogotá: Carrera 13 No. 26-49. Pbx.(1)2863300 Cali: Calle 10 No.4-47 Piso 13 Pbx.(2)8982222 Medellín: Calle 16 Sur No.43A-49 Piso 8 Pbx.(4)3197600 Barranquilla: Carrera 52 No.74-56 Of.803 Pbx.(5)3681000 Bucaramanga: Calle 52 No.35-38 Pbx. (7)6470710
Call Center 01 8000 522 238 – Bogotá 353 50 66
www.corficolombiana.com

PRINCIPALES EJECUTIVOS DE LA CORPORACION

AL 31 DE DICIEMBRE DE 2009

Presidente

José Elías Melo Acosta

Vicepresidente Ejecutivo

Alfonso Rodríguez Azuero

Vicepresidente Banca Comercial

Daniel Humberto Gómez Martínez

Viceresidente Tesorería

Oscar Javier Cantor Holguín

Vicepresidente de Inversiones

Gustavo Ramírez Galindo

Vicepresidente Banca de Inversión

Alejandro Sánchez Vaca

Gerente Jurídico

Marcela Acuña Ramírez

Contralor

Luis Jairo Salinas Clavijo

Secretario General

María Esperanza Mojica Rodríguez

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2009. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ACTIVIDAD ECONÓMICA

El comportamiento de la economía durante el segundo semestre de 2009 muestra una leve mejora con respecto al primer semestre del año. Los resultados del PIB para el tercer trimestre de 2009 (3T09) evidencian que la economía tocó fondo a mediados de 2009. Durante 3T09 la economía se contrajo 0.2% con respecto al mismo trimestre del año anterior, lo que equivale a un crecimiento de 0.2% frente al segundo trimestre de 2009. Este dato estuvo en línea con la proyección de Corficolombiana, pero fue inferior al consenso del mercado que esperaba un ligero crecimiento de 0.2% anual. En consecuencia, Corficolombiana mantiene su estimación de crecimiento de 0.0% para 2009 y de 2.0% para 2010, pues las cifras muestran una lenta recuperación.

Por el lado de la oferta, los sectores que presentaron las variaciones más negativas fueron la industria manufacturera (-5.8%) y el comercio (-4.0%) (Gráfico 1). La industria ha sido fuertemente golpeada por la caída en la demanda a nivel global y, en particular, por la intensificación de las tensiones comerciales con Venezuela en el segundo semestre de 2009. Por su lado, el comercio se ha visto afectado por la fuerte desaceleración de la demanda interna y, especialmente, por el desplome del subsector automotriz. Sin embargo, los datos mensuales de la industria y del comercio al por menor del DANE, y de los índices de confianza industrial (ICI) y de confianza del comercio (ICCO) de Fedesarrollo presentan claras señales de recuperación durante los últimos meses de 2009, aunque a un ritmo lento. Por lo anterior, Corficolombiana considera que la reactivación de estos sectores será gradual y tardará en consolidarse hasta el segundo semestre de 2010.

Gráfico1. Variación del PIB por el lado de la oferta


2009-II
2009-III
PIB
Financiero
1.1%
Servicios sociales
Electricidad, gas y agua
1.7%
Transporte
Comercio
Construcción
16.8%
13.7%
Industria
-10.2%
-5.8%
Minas y canteras
8.8%
Agropecuario
-1.8%
2.0%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Variación anual
Fuente: DANE

Por el contrario, los sectores más dinámicos en 3T09 fueron el de la construcción (+13.7%) y el minero (+8.8%). La construcción estuvo liderada por el subsector de obras civiles con un crecimiento de 41%, similar al observado en 2T09. Este desempeño se debe a la mejor ejecución de los gobiernos nacional y territoriales (estos últimos, en particular, habían mostrado un débil desempeño en su primer año de gobierno en 2008, por lo cual las actividades en 2009 tenían una base de comparación relativamente baja) y al elevado dinamismo del sector de hidrocarburos. Por su lado, el minero siguió siendo uno de los sectores jalonadores de la economía en 2009, y Corficolombiana considera que lo seguirá siendo en 2010 dados los elevados flujos de inversión extranjera que han entrado al país para proyectos de inversión minero-energética. El sector agropecuario mostró un crecimiento de 2.0%, a pesar de la fuerte caída en los productos de café (-26.0%).

Por el lado de la demanda, la formación bruta de capital (-10.7%), las importaciones (-12.5%) y las exportaciones (-10.0%) presentaron variaciones negativas, mientras que el consumo total (+1.0%) creció levemente.

A pesar del marcado retroceso en la formación bruta de capital (la inversión), es importante destacar que la participación de este componente como porcentaje del PIB (25.2%) se mantiene incluso por encima del nivel promedio de 2006 y 2007, los dos años de mayor expansión económica en décadas, y supera a la de la mayoría de países en la región. Corficolombiana considera que haber mantenido ese nivel de inversión sobre el PIB es fundamental para que la economía pueda regresar rápidamente a tasas de crecimiento superiores a 4%-4.5% (alrededor de su potencial), posiblemente hacia 2011. La variación de inventarios (-57% a/a) fue el principal factor detrás del débil comportamiento de la inversión. El ciclo de desacumulación de inventarios, típico de una recesión, se había acelerado a lo largo del año; sin embargo, Corficolombiana considera que el mejor desempeño en los indicadores de confianza, producción y demanda de los últimos meses de 2009 deberían ir sentando las bases para reposición de existencias en 2010.

Gráfico 2. Contribución a la variación de la Formación Bruta de Capital (Inversión)


20%
15%
10%
5%
0%
-5%
-10%
-15%
Variación de Inventarios
Formación bruta de capital fijo
dic-07
mar-08
jun-08
sep-08
dic-08
mar-09
jun-09
sep-09

Fuente: DANE, Cálculos Corficolombiana

La importante caída en las exportaciones se explica en gran parte por la fuerte reducción en el comercio con Venezuela, aunque en los últimos datos del 4T09 se evidencia un mejor desempeño de las exportaciones tradicionales (tanto en volumen como en valor) y de las no tradicionales excluyendo a Venezuela. Por su lado, la fuerte caída de las importaciones en 3T09 fue el resultado del colapso en el comercio global y la débil demanda interna, siendo las materias primas y productos intermedios los que más contribuyeron a esta reducción, seguidos por los bienes de capital y material de construcción. En contraste a las exportaciones, los datos más recientes no muestran señales de reactivación en las importaciones por lo cual Corficolombiana considera que en todo 2009 las exportaciones netas habrían contribuido positivamente al crecimiento del PIB.

Finalmente, el ligero crecimiento del consumo total se debió en su totalidad a un incremento de 4.7% en el gasto gubernamental, pues el consumo de los hogares no presentó variación anual alguna. Sin embargo, este crecimiento nulo contrasta positivamente con las caídas en los dos primeros trimestres del año. Adicionalmente, el consumo de bienes durables es el subcomponente que registra la mayor contracción (-4.9%), como es natural durante recesiones económicas; no obstante, este dato también se compara positivamente con una contracción de 7.4% en 2T09. Estas cifras, así como el nulo crecimiento de la cartera de consumo del sistema financiero (+0.1% nominal anual hasta la primera semana de diciembre), y la tendencia alcista de la tasa de desempleo (sin señales de estabilización hasta el momento), sugieren que el ritmo de recuperación del consumo también será lento y justifican tasas de interés estables durante la mayor parte de 2010.

Aunque la economía continúa mostrando variaciones negativas, la magnitud de las contracciones en los primeros tres trimestres del año es muy moderada al compararla con la de otros países en la región en donde se han visto caídas del PIB superiores a 2% a/a. Según el Fondo Monetario Internacional, entre las economías más grandes de la región, solamente Colombia y Perú evitarán registrar crecimiento negativo del producto en 2009.

Inflación

Las presiones inflacionarias que se venían presentando en años anteriores cedieron considerablemente, resultando en la disminución de la inflación observada y en un cambio en las expectativas de los agentes. La fuerte caída en la inflación anual a lo largo de 2009 (pasando de 7.7% en diciembre de 2008 a 2.0% en diciembre de 2009), la consecuente caída en las expectativas de inflación de corto y largo plazo, y la fuerte desaceleración económica, le dieron espacio a la autoridad monetaria para reducir su tasa de interés de intervención en 650 pbs desde diciembre de 2008 y para fijar la meta de inflación para 2010 en el rango de largo plazo entre 2% y 4%.

Gráfico 3. Inflación total y sin alimentos ni regulados


Total
Sin Alimentos ni regulados
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
Ene-08
Feb-08
Mar-08
Abr-08
May-08
Jun-08
Jul-08
Ago-08
Sep-08
Oct-08
Nov-08
Dic-08
Ene-09
Feb-09
Mar-09
Abr-09
May-09
Jun-09
Jul-09
Ago-09
Sep-09
Oct-09
Nov-09
Dic-09

Fuente: DANE

El comportamiento de los precios en Colombia se asemeja a lo observado en la mayoría de los países del mundo. En 2008, el significativo aumento en la inflación total fue principalmente producto de un fuerte incremento en el precio de las materias primas (commodities) a nivel global, especialmente el de los alimentos y el del petróleo. Este fenómeno demostró haber sido de carácter temporal en la medida que la economía global se desaceleró y la burbuja de los commodities llegó a su fin. En 2009, la dinámica de precios estuvo en la situación opuesta a la del año inmediatamente anterior: el menor nivel en los precios de los commodities con respecto a 2008 se vio reflejado en inflaciones totales que se acercan a mínimos históricos (en algunos países, los valores observados son los más bajos que alguna vez se hayan registrado). Según el FMI, la inflación promedio en los países avanzados pasará de 3,4% en 2008 a 0,1% en 2009, y en los países en desarrollo disminuirá de 9,3% a 5,5%.

En América Latina, la inflación de Brasil, Chile y México pasó de 5.9%, 7.1% y 6.5%, a 4.3%, -1.4% y 3.6%, respectivamente. En el contexto colombiano, la disminución en la inflación total se debió a una reducción en la inflación de alimentos y en la de bienes y servicios regulados (cuyos precios son altamente dependientes de materias primas energéticas, como el petróleo), y a la caída en la demanda interna. La variación anual de los precios de los alimentos en 2009 se ubicó en -0.32% (comparado con 13,2% un año atrás), mientras que la de los regulados se ubicó en 2.58% (comparado con 9.45% un año atrás) (Gráfico 5). En particular, la inflación de alimentos sufrió un choque adicional debido al exceso de oferta de bienes que se estaban vendiendo en el mercado venezolano, pero que dejaron de ser exportados como resultado de las tensiones políticas con ese país. En contraste, la inflación anual sin alimentos ni regulados (con participación de 61,5% en el IPC) mostró una caída más moderada y se ubicó en 3.2%, comparado con 4.0% un año atrás.

Gráfico 4. Inflación por tipo de gasto



Regulados
Transables
No transables
Alimentos
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
Ene-08
Feb-08
Mar-08
Abr-08
May-08
Jun-08
Jul-08
Ago-08
Sep-08
Oct-08
Nov-08
Dic-08
Ene-09
Feb-09
Mar-09
Abr-09
May-09
Jun-09
Jul-09
Ago-09
Sep-09
Oct-09
Nov-09
Dic-09

Fuente: Banco de la República

Bajo estos escenarios de inflación anual muy baja (influenciada por los alimentos y los regulados), de expectativas de inflación ancladas y de ausencia de importantes presiones inflacionarias para 2010, Corficolombiana estima que el Banco de la República mantendrá su tasa de intervención estable en 3.5% durante los primeros tres trimestres de 2010.

En el último trimestre de 2010, Corficolombiana pronostica que el Emisor realizará un leve incremento en su tasa de interés que podría llegar hasta 4.25%. Es importante aclarar que estos incrementos no resultarán en una política monetaria restrictiva en 2010, sino en el inicio de la normalización en la postura monetaria. Bajo este escenario, Corficolombiana estima que en 2010 la inflación se ubicará en 3.5%, con algunos incrementos temporales durante el año como consecuencia del comportamiento de los alimentos.

Balanza de pagos

La cuenta corriente registró, en el tercer trimestre de 2009, un déficit de US$1,433 millones (2.2% del PIB) con una variación positiva de US$217 millones frente al mismo trimestre de 2008. Este déficit se explica principalmente por un flujo negativo en la renta de los factores de US$2,315 millones. Por otro lado, el balance de las transferencias corrientes presentó un superávit de US$1,051 millones, con una variación negativa de US$425 millones frente al mismo trimestre de 2008.

Gráfico 5 Cuenta corriente como % del PIB



0.5%
0.0%
-0.5%
-1.0%
-1.5%
-2.0%
-2.5%
-3.0%
-3.5%
-0.6%
-0.6%
-1.2%
-1.3%
-1.4%
-1.7%
-1.5%
-1.8%
-2.5%
-2.7%
-2.9%
-2.8%
-2.3%
-2.1%
-2.1%
-2.8%
-2.8%
-2.8%
-2.7%
Mar-05
Jun-05
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09

Fuente: Banco de la República

La cuenta de capital y financiera tuvo un superávit de US$2,861 millones durante el tercer trimestre del año, 12% menor que el registrado en el mismo trimestre de 2008. Los flujos financieros de largo plazo presentaron un superávit, con una entrada de inversión extranjera (directa y de portafolio) en niveles de US$3,266 millones, principal rubro que ha financiado el déficit de la cuenta corriente en los últimos años. Sin embargo, en 3T09 hubo una reducción en los flujos de inversión extranjera directa, afectados en la mayor parte de la región por causa de la restricción mundial de crédito. Esta caída se vio compensada por el aumento de la inversión de portafolio, la cual se benefició por el regreso del apetito por riesgo inversionista y por el efecto de la eliminación del control de capitales por parte del Banco de la República en 2008. Los flujos financieros de corto plazo presentaron un déficit de USD 2,936 millones, más alto que el registrado en el mismo trimestre del 2008.

Gráfico 6 Inversión extranjera en Colombia



Inversión total
IED
Portafolio
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
3266
1997
126
9
Sep-05
Dic-05
Mar-06
Jun-06
Sep-06
Dic-06
Mar-07
Jun-07
Sep-07
Dic-07
Mar-08
Jun-08
Sep-08
Dic-08
Mar-09
Jun-09
Sep-09

Fuente: Banco de la República

Como consecuencia de lo anterior, Corficolombiana considera que el sector externo colombiano podría presentar cierto nivel de vulnerabilidad en 2010 debido al persistente déficit de cuenta corriente y a una lenta recuperación de los flujos de inversión extranjera directa a nivel global, influenciada por el aún frágil estado de la economía mundial. Sin embargo, el nivel de vulnerabilidad se mantendrá bajo en la medida que los flujos constantes de inversión extranjera en el sector petrolero continúen.

Sistema Financiero

La desaceleración económica experimentada desde 2008 ha desestimulado la demanda por crédito, ha aumentado la percepción de riesgo por parte de los oferentes de crédito, y ha generado deterioro en la calidad de la cartera del sistema financiero; la contracción en la actividad de los principales sectores económicos se constituyó en un círculo vicioso que ha generado más desempleo y menos demanda interna. En este sentido, la percepción de una caída en el ingreso permanente de los hogares ha convergido en un incremento en la propensión marginal a ahorrar y una reducción de la demanda de crédito de consumo. Por otro lado, la acumulación de inventarios ha sido uno de los factores que mayor influencia ha tenido en la desaceleración de la demanda de las empresas por crédito comercial.

En noviembre, la cartera de créditos del sistema financiero creció a una tasa anual de 0.6% al ubicarse en 131 billones de pesos[1]. Este comportamiento, unido a los aún altos niveles de crecimiento de las provisiones (18% anual, similar al promedio de los últimos 5 años), se ha reflejado en una disminución del ritmo de crecimiento de las utilidades del sistema. Sin embargo, gracias al fortalecimiento patrimonial del sistema financiero durante los últimos dos años, los niveles de solvencia permanecen significativamente por encima del nivel mínimo requerido del 9%, permitiendo al sistema continuar provisionando la cartera. Las últimas cifras disponibles muestran que el nivel de solvencia promedio ascendía en noviembre a 14.7%.

Al observar el comportamiento de la cartera por tipo, se puede observar una desaceleración significativa en las carteras comercial y de consumo. Mientras la primera cayó en noviembre 1.2% en terminos anuales, la segunda creció a una tasa de 1.1%, niveles significativamente inferiores a los alcanzados en el mismo período del año pasado (22.4% y 13.4%, respectivamente). Aunque las emisiones de deuda corporativa distintas al sector financiero, por 9.1 billones de pesos, complementaron la financiación del sector real en 2009, este monto no compensa el crecimiento que debió tener la cartera total durante los primeros 11 meses de 2009 (un promedio de 15.4 billones de pesos durante los últimos tres años, frente a 11 billones de pesos en 2009, incluyendo las emisiones corporativas).

---

[1] Incluyendo titularizaciones hipotecarias, cuyo saldo en noviembre ascendía a 4.8 billones de pesos.


Evolución de la cartera del sistema financiero - cto anual
25%
20%
15%
10%
5%
0%
Ene-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Ene-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Fuente: Superfinanciera

Tabla 1
Comportamiento de la cartera del Sistema Financiero – billones de pesos

Tipo	nov-08		nov-09	
	Monto	Cto anual	Monto	Cto anual
Cartera Total*	130.7	18.6%	137.7	0.6%
Cartera Vencida	5.7	53.4%	6.1	6.6%
Provisiones	6.4	36.9%	7.2	17.7%
Castigos	5.8	38.2%	7.6	29.9%

Fuente: Superfinanciera
*Incluye titularizaciones hipotecarias

La importante desaceleración de la cartera y la reducción de las tasas de interés han generado un menor ritmo de crecimiento de los ingresos del sistema financiero. En noviembre los ingresos se ubicaron en 21.8 billones de pesos, creciendo a una tasa de 1.5% anual, significativamente inferior a la tasa de 37.8% registrada en el mismo período de 2008 y a la tasa promedio de crecimiento de 22.5% durante el último año.

El crecimiento del saldo de depósitos también se desaceleró de manera importante durante 2009. En noviembre, éstos crecieron a una tasa anual de 9.8% frente a 14.2% en 2008 y a un promedio de 14.9% a lo largo de 2009. Este comportamiento ha estado asociado fundamentalmente a las captaciones de CDTs, cuyo crecimiento descendió a 3.8% anual (tras crecer 30.4% en 2008) y cuya participación sobre los depósitos totales del sistema había sido 40% en promedio a lo largo de 2009. La reducción en las tasas de interés a lo largo del año se reflejó en una disminución del apetito de los agentes por llevar los recursos al sistema, especialmente a plazos.

La reducción en las tasas de interés de captación y la desaceleración de los depósitos se reflejó en una caída en el gasto por intereses. Esta disminución no fue suficiente para limitar la caída en el Margen Financiero Neto (MFN)[2] debido al importante crecimiento que aún presentaban las provisiones. En noviembre, el MFN del sistema financiero se ubicó en 3.3 billones de pesos, tras caer 17.4% frente al mismo período de 2008. Pese a ello, el MFN como proporción de los ingresos fue de

[2] Calculado como la diferencia entre los ingresos (intereses y mora) y el gasto por intereses y provisiones (inversiones, cartera y leasing) anualizados.

15.1%, levemente por debajo del nivel alcanzado en promedio durante el último año (16.6%), evidenciando que el sistema aún permanece sólido.

Sin embargo, Corficolombiana considera que esta tendencia podría revertirse en 2010 debido a una mejor dinámica de las carteras. Aunque la lenta recuperación del mercado laboral no permitirá un crecimiento significativo en la cartera de consumo, Corficolombiana estima que el mayor dinamismo de la actividad económica en 2010 favorecerá la evolución de las carteras comercial e hipotecaria a lo largo del año. En primer lugar, la recuperación de la actividad económica deberá verse reflejada en un incremento de la inversión y una desacumulación de inventarios, y que a su vez resultará en una mayor demanda de las empresas por crédito comercial. En segundo lugar, Corficolombiana espera un repunte en el sector de edificaciones, lo cual unido a las bajas tasas de interés a lo largo de 2010, deberá generar una mayor demanda por crédito hipotecario.

Por el lado de los pasivos, las bajas tasas de interés reales a lo largo de 2010 no sólo desincentivarán un aumento en la demanda por CDTs, sino que se reflejarán en un menor gasto por intereses. Por otro lado, el apetito por depósitos líquidos ante la lenta recuperación de la economía hará más atractivas las cuentas de ahorro (y en menor medida las corrientes). Esta sustitución en la demanda por depósitos puede traer consigo riesgos de liquidez para las instituciones financieras; sin embargo, el fortalecimiento patrimonial del sistema durante los últimos años permitirá que los bancos estén en mayor capacidad de asumir estos riesgos sin afectar su rentabilidad de manera significativa.

Finalmente, las inversiones del sistema financiero en 2010 podrían constituirse en un riesgo a la baja para sus utilidades si tenemos en cuenta que gran parte de la rentabilidad generada en 2009 fue consecuencia del buen desempeño de las inversiones en renta fija. Ante la caída en la demanda por crédito de los agentes y el incremento en las primas de riesgo crediticio asociadas a la cartera, el sistema financiero aumentó su participación en inversiones de renta fija y se benefició de las importantes valorizaciones a lo largo de 2009. El mayor crecimiento de la cartera en 2010 y el comportamiento al alza de las tasas de interés locales durante el segundo semestre de 2010 deberá generar una leve disminución en la participación de las inversiones en renta fija y en las utilidades percibidas por el sistema a través de ellas. Bajo este escenario, en Corficolombiana esperamos que el sector financiero crezca en 2010 a una tasa real de 3% anual, por debajo del crecimiento estimado para 2009 (4.5%).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del año 2009 el saldo del activo fue de $5.915.429 millones, cifra que representa un incremento de 49% frente al 30 de junio de 2009 y un crecimiento anual de 72%. El rubro más representativo es el de inversiones, $4.803.172 millones, que representa el 81% del activo total y crecen 56% frente al año anterior. Dentro de las inversiones $2.604.074 millones corresponde a inversiones de renta variable, incluyendo valorizaciones, y $2.199.098 millones a inversiones de renta fija.

A diciembre 31 de 2009 el pasivo de la Corporación alcanzó la suma de $3.408.389 millones, creciendo un 86% frente al primer semestre de 2009 y un 130% frente al cierre del año 2008, principalmente por el aumento en los depósitos ($250.000 millones) y fondos interbancarios comprados y repos y simultáneas pasivas ($1.6 billones). El comportamiento de los pasivos con costo durante el año muestra un mayor crecimiento en los depósitos a largo plazo, y una disminución importante en la tasa captación de 548 puntos básicos.

El patrimonio de la Corporación al 31 de diciembre de 2009 fue de $2.507.040 millones, superior en un 17% frente al 30 de junio de 2009 y 29% al valor de cierre del año anterior, variación que se explica básicamente por incrementos en reservas, valorizaciones netas, utilidad del ejercicio y disminución de la ganancias no realizada en inversiones disponibles para la venta. El nivel patrimonial de la Corporación la ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

Al cierre del año 2009 la relación de solvencia es de 37.68%, consecuencia de un patrimonio técnico de $1.447.893 millones y activos ponderados por nivel de riesgo de $ 3.842.311 millones.

Pérdidas y Ganancias

La Corporación obtuvo en el año 2009 una utilidad neta de $658.362 millones, ocupando el tercer lugar en el sistema financiero. De las utilidades totales $138.266 millones fueron generados en el primer semestre y $520.096 millones en el segundo semestre. El rubro más importante dentro del estado de resultados de la Corporación es el de valoración de inversiones en títulos participativos, también hay que destacar el ingreso por dividendos y el excelente comportamiento del margen financiero que registró resultados históricos en el acumulado del año. Así mismo hay que resaltar que actualmente la utilidad de la Corporación es generada, casi en su totalidad, por la operación de sus negocios, de inversiones y financiero, reflejando el fortalecimiento de sus activos productivos.

FECHA	UTILIDAD NETA
Jun-06	114,547
Dic-06	558,278
Jun-07	105,263
Dic-07	100,399
Jun-08	97,312
Dic-08	127,466
Jun-09	138,266
Dic-09	520,096

Cifras en millones de Pesos

En el año 2009 el resultado operacional neto fue de $652.227 millones, de los cuales $131.953 millones se registraron en el primer semestre y $520.268 en el segundo. El resultado operacional neto se originó por la valoración de inversiones, valoración de derivados, dividendos, trading y comisiones.

FECHA	RESULTADO OPRACIONAL NETO
Jun-06	107,382
Dic-06	548,275
Jun-07	76,397
Dic-07	54,429
Jun-08	61,826
Dic-08	118,459
Jun-09	131,959
Dic-09	520,268

Cifras en millones de Pesos

El negocio de inversiones en títulos participativos generó ingresos brutos por $666.787 millones en el año 2009, $469.274 millones corresponden a valoración de inversiones (Promigas, Empresa de Energía de Bogotá, Gas Natural y Tablemac) y $196.499 son ingresos por dividendos.

El área de banca de inversión participó en el resultado operacional neto con ingresos por $8.292 millones, duplicando el resultado del año anterior.

Por su parte el negocio financiero, alcanzó un resultado histórico de $70.784 millones de margen financiero, 86% superior al registrado en el año 2008. El negocio de tesorería, que incluye valoración de portafolio, valoración de derivados, trading y mercado de divisas, generó ingresos brutos por $169.880 millones, mayor en un 8% al período anterior y presentó una disminución del gasto financiero de 16%, a pesar de incrementar el promedio de pasivos con costo en un 25%, lo que refleja el esfuerzo realizado en disminuir la tasa promedio de interés.

El área de banca privada generó comisiones en el año 2009 por valor de $5.064 millones, creciendo un 19% frente al resultado del año 2008.

En el año 2009 se registraron erogaciones por concepto de gastos de personal y generales por $50.810 millones, un crecimiento de 4% en términos nominales frente a 2008, pese a incurrir en algunos gastos extraordinarios en el 2009. Es importante mencionar que los gastos administrativos están cubiertos en un 165% por ingresos diferentes a los dividendos.

NEGOCIO DE INVERSIONES

Inversiones de Capital

La Corporación continuó la implementación de la estrategia definida en 2008 para su portafolio de renta variable de manera exitosa. Dicha estrategia tiene dos elementos principales:

- La maximización del rendimiento de las inversiones actuales logrando un retorno sobre el capital invertido del 10%.
- La generación de valor por rotación del portafolio, vendiendo inversiones a precios adecuados o realizando nuevas inversiones rentables en los sectores considerados prioritarios (infraestructura, energía y gas, hotelería y agroindustria principalmente).

En las tablas a continuación, se presentan los ingresos del portafolio de renta variable de la Corporación desagregado en sus rubros principales, así como la rentabilidad del portafolio durante los últimos tres años:

Tabla 1. Ingresos Inversiones

RUBRO	2007	2008	2009
Dividendos	136.786	206.318	196.499
Valoración	3.824	5.022	469.274
Utilidad en Venta de Acciones	10.458	23.373	16
Comisiones y Otros	4.392	1.779	998
Diferencia en cambio	10.591	-	-
Total Ingresos	**166.051**	**236.493**	**666.787**

Fuente:CFC Inversiones

Tabla 2. Rentabilidad del Portafolio

	2007	2008	2009
Ingreso por Dividendos	136.786	206.318	196.499
Valor Total Portafolio	1.871.939	2.010.293	2.568.929
Rentabilidad del Portafolio*	7,9%	10,6%	8,6%

Fuente:CFC Inversiones
*Rentabilidad del Portafolio está dada por la siguiente formula: (Dividendos / Promedio Anual Portafolio)

Como se observa, los ingresos generados por el portafolio mantienen una tendencia positiva gracias un trabajo continuo en el fortalecimiento de la competitividad de las empresas que conforman el portafolio, principalmente en las inversiones donde se tiene el control. El esfuerzo se ha centrado en aplicar políticas de mejora de eficiencia y optimización de recursos, regular producciones de acuerdo a la evolución de la demanda, reprogramar planes de ensanches y modernizaciones, así como la salida de líneas de negocios que no generan valor en las empresas.

Durante éste período las empresas del portafolio han generado buenos resultados, cumpliendo en su gran mayoría con su presupuesto semestral y generando utilidades para sus accionistas.

Por otro lado, durante el segundo de semestre de 2009 se empezaron a concretar varias de las iniciativas que la administración venía desarrollando desde hace más de un año para rotar y darle valor al portafolio. Es así como se concretaron las siguientes iniciativas que se habían anunciado en informes pasados:

- Aprovechar el desarrollo de proyectos de infraestructura a través de inversiones importantes y rentables.
- Aprovechar el potencial de inversión de las compañías del portafolio para crecer y generar valor.
- Aprovechar el auge del mercado accionario colombiano para realizar el valor de las inversiones del portafolio que cotizan en la Bolsa de Valores de Colombia.

Portafolio de Inversiones

A diciembre de 2009, el portafolio de inversiones de la Corporación tenía participaciones en 66 empresas y un Fondo de Capital Privado. Este portafolio está caracterizado por una composición sectorial diversificada, con capacidad de generación estable de dividendos y oportunidades de crecimiento y realización de valor. Su valor en libros asciende a Cop$ 2,56 billones, desagregado por sectores como se muestra en la gráfica a continuación.

Las inversiones en los sectores de infraestructura, energía y gas, hotelería y agroindustria ascienden a Cop$ 2,09 billones, lo que representa el 91% de las inversiones en el sector real.

Gráfica 1. Composición Inversiones CFC Por Sector


Concesiones
9%
Financiero
11%
Agroindustrial
9%
Hoteles
6%
Combustibles
12%
Inmobiliario
2%
Total Dic
2009= $2.56
billones
Industrial
1%
Otras
4%
Energia
16%
Gas
30%

Fuente:CFC Inversiones

Composición del Portafolio

Situación de Control

A diciembre de 2009, la Corporación tenía control sobre once compañías del sector real, entre las cuales se encuentran: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales, Pizano, Unipalma, Valora, Concecol, Tesicol, Gas Comprimido del Perú, Promotora Turística Santamar. En el sector financiero, la Corporación tiene control sobre sus tres filiales: Fiduciaria y Leasing CFC, y Banco CFC Panamá.

Empresas Inscritas en Bolsa

A diciembre de 2009, ocho de las compañías del sector real que conforman el portafolio se encuentran inscritas en la Bolsa de Valores de Colombia, y representan el 57% del valor en libros del portafolio. Su clasificación de acuerdo al nivel de bursatilidad se presenta en la siguiente tabla.

Tabla 3. Clasificación según Bursatilidad (Dic 2009)

Clasificación por bursatilidad	Acción	Valorización 2° semestre de 2009
ALTA	BVC	9%
	Tablemac	8%
MEDIA	EEB	70%
	Mineros	91%
BAJA	Promigas	-8%
	Gas natural	11%
	SIE	-10%
	Banco de Occidente	73%

Fuente: CFC Inversiones

Las empresas del portafolio que cotizan en bolsa tuvieron un buen desempeño durante el segundo semestre del 2009. Con una valorización del IGBC del 17.43% durante éste período, consideramos importante destacar las siguientes inversiones:

La acción de Mineros S.A. tuvo un una importante valorización debido a la escalada alcista que tuvo el precio del oro en los mercados internacionales. Durante el segundo semestre de 2009, el oro pasó de US$ 925/onza troy, a US$ 1.095 /onza troy. El precio de la acción aumentó 91% en el período analizado.

En octubre de 2009, el Grupo Endesa vendió su participación del 7.2% en la Empresa de Energía de Bogotá a un precio de Cop$ 77.060 por acción. A partir de ésta operación la acción ha adquirido una mayor bursatilidad y valorización, cerrando el año a un precio de Cop$119.000 por acción.

Finalmente, el comportamiento del precio de la acción de Promigas se explica por la escisión de Proenergia Internacional en julio de 2009.

Ingresos Generados por el Portafolio

El ingreso por valoración de inversiones de Corficolombiana fue de Cop$ 445 mil millones. Esto se debe principalmente a los ingresos generados por el cambio de bursatilidad de Promigas (Cop$ 260 mil millones) y de la Empresa de Energía de Bogotá (Cop$ 170 mil millones).

El ingreso por dividendos en el segundo semestre de 2009 fue de Cop$ 76.2 mil millones. Como se ilustra en la siguiente tabla, cuatro compañías del sector real y las inversiones en el sector financiero generaron el 83% del los dividendos recibidos durante el primer semestre.

Tabla 4. Ingreso por Dividendos (II Semestre 2009)

EMPRESA	DIVIDENDOS RECIBIDOS (miles de millones de pesos)	PORCENTAJE DEL INGRESO TOTAL (%)
EPIANDES	21.731	29
PISA	21.070	28
HOTELES ESTELAR	4.856	6
CONCECOL	2.645	3
FINANCIERAS	13.113	17
TOTAL	**76.229**	100

Fuente: .CFC Inversiones

Gestión en el segundo semestre de 2009

A continuación se muestra el resumen de nuestra labor de compra, venta y gestión de Inversiones realizadas entre julio y diciembre de 2009.

Estudios y Proyectos del Sol S.A.

EPISOL S.A. es un vehículo de inversión de Corficolombiana para participar en la licitación de Ruta del Sol, la cual hace parte del plan de autopistas para la competitividad del gobierno nacional. Episol (33%) en unión con Construtora Norberto Odebrecht (25%), Odebrecht Investimentos en Infra-estrutura (37%) y CSS Constructores (5%), presentó oferta para el Sector 2 del proyecto Ruta del Sol, el cual le fue adjudicado el 15 de diciembre de 2009.

El Sector 2 de la Ruta del Sol comprende el tramo entre Puerto Salgar (Cundinamarca) y San Roque (Cesár) el cual tiene una longitud de 528 km en los cuales se realizará la rehabilitación y mantenimiento de la vía existente y la construcción de una segunda calzada. La inversión requerida para el desarrollo del proyecto es de $2,5 billones de pesos.

Concesionaria Vial de los Andes S.A.

En el segundo semestre de 2009 culminó la negociación con el Instituto nacional de Concesiones (INCO) para el desarrollo del proyecto de la Doble Calzada Bogotá–Villavicencio que permitirá aumentar la capacidad vial y reducir el tiempo de recorrido. La obra incluye la construcción, operación y mantenimiento de 45.5 kilómetros de nueva calzada; la construcción de 19 túneles con una extensión de 14.6 kilómetros, 23 puentes y viaductos con una longitud de 4 kilómetros, y 9 kilómetros de vía a superficie, entre otros; por valor de COP $1.8 billones de pesos de 2008 iniciando en el año 2010 hasta el 2017.

El Ministerio de Hacienda y Crédito Público (MHCP) en el Conpes 3612 del 21 de septiembre de 2009 emitió concepto favorable para la adición y prórroga del Contrato de Concesión, y el 17 de enero de 2010 en la sesión del CONFIS fue aprobada la apropiación de vigencias futuras del presupuesto del INCO para el desarrollo del proyecto. El contrato se firmó el 22 de enero de 2010.

Hoteles Estelar

El segundo semestre de 2009 Hoteles Estelar incrementó su oferta hotelera con el contrato de operación de 46 habitaciones del Hotel El Cable en la ciudad de Manizales el cual fue inaugurado el 16 de octubre y desarrollado con una inversión de COP $ 6.500MM, sin embargo Estelar no realizó inversión directa en el mismo. Ubicado estratégicamente en la zona "rosa" de Manizales, sector donde se encuentran los mejores centros comerciales, oficinas y restaurantes de ciudad, este Hotel fue creado y diseñado teniendo en cuenta las necesidades de los visitantes tanto de turismo como de negocios. Cuenta con un nuevo concepto de arquitectura contemporánea por sus modernos acabados, alta calidad y tecnología a la vanguardia de la nueva hotelería.

Colombiana de Concesiones y Licitaciones LTDA

Colombiana de Concesiones y Licitaciones LTDA es una empresa holding que cuenta con un portafolio diversificado de inversiones. El 23 de diciembre de 2009 Concecol LTDA adquirió una Planta de Gas por un valor de $35.574 MM, de la cual se esperan recibir utilidades de al menos $5.072 MM en el año 2010. Esta planta localizada en el norte de Neiva, en el campo Dina, entrará en operación a finales de enero de 2010.

PISA

PISA es la compañía que administra y opera la vía Buga-Tuluá-La Paila-La Victoria. En el segundo semestre de 2009 ejecutó aproximadamente un 10% (alcanzando un 43% de ejecución total) de la obra La Paila-La Victoria la cual tiene un valor aproximado de $140.000 MM. Esta obra se ha llevado a cabo con recursos provenientes de la segunda emisión de bonos realizada en mayo de 2009 por $80.000 MM. Adicionalmente en 2009, la concesión dio servicio a las variantes de Tuluá y Bugalagrande. Esta obra promete completar una extensión de 80 Kilómetros de vía en el departamento del Valle del Cauca.

Gas Comprimido del Perú S.A. (GASCOP)

Durante el segundo semestre GASCOP (empresa constituida en Lima en abril de 2009 con el objeto de desarrollar un proyecto piloto de distribución de gas natural en el norte del Perú) avanzó en el montaje de la operación con miras a iniciar operaciones en el primer semestre de 2010. En este sentido, se aseguró el financiamiento para llevar a cabo las inversiones necesarias, se compraron los equipos, se cerraron acuerdos con estaciones de servicio, y se llevaron a cabo los diseños para la construcción de la estación madre y las estaciones hija.

Casa de Bolsa S.A.

El 23 de octubre de 2010 se llevó a cabo la fusión de las comisionistas de bolsa del Grupo Aval (Valores del Bogotá, Valores del Popular, Valores de Occidente y Casa de Bolsa Corficolombiana) con el fin de crear una comisionista de bolsa más sólida, Casa de Bolsa S.A. Tras la fusión Corficolombiana quedó con una participación de 38.95% en la nueva entidad, pero con las expectativas de lograr para el Grupo Aval una participación significativa en el negocio bursátil.

Colombina S.A.

El día 9 de diciembre de 2009 se llevó a cabo la readquisición por parte de Colombina S.A. de 32.683.321 acciones que poseía Corficolombiana S.A. El precio de compra fue de $1.744 por acción, para un total de $56.999.711.824.00.

Banca de Inversión

Ante el rápido cambio de coyuntura de mercados, la diversificación de productos le permitió a la unidad de Banca de Inversión de la Corporación mantener un alto nivel de ejecución a lo largo del año. De esta manera, la evolución de los negocios de Banca de Inversión siguió de cerca el entorno económico y de mercados financieros. En 2009 la actividad se concentró principalmente en las asesorías de finanzas corporativas y las actividades de financiación, especialmente en Mercado de Capitales. Durante todo el año las condiciones de liquidez del mercado cambiaron de manera significativa, incrementando el apetito por activos de renta fija en el mercado de capitales y crédito bancario. Como es usual en las actividades de Banca de Inversión, este cambio en las condiciones de mercado altera a su vez el enfoque de los negocios del área. De esta manera durante el año el entorno de los mercados abrió posibilidades de financiación y desarrollo de proyectos nuevos, lo cual permitió la consolidación de Corficolombiana como líder en asesoría financiera en el mercado local.

En el Mercado de Capitales la Corporación continúa siendo uno de los actores importantes en la estructuración y colocación de instrumentos de renta fija, acompañando a algunos de los principales emisores del mercado en transacciones significativas y de importancia para el tamaño y desarrollo del mercado nacional.

Así mismo, durante lo corrido del año la Corporación sigue liderando la estructuración y distribución de operaciones de crédito sindicado en el mercado bancario. En este segmento se ha logrado una integración y trabajo conjunto con los bancos de Grupo Aval.

De otro lado, el área de Banca de Inversión ha seguido apoyando al área de Investigaciones Económicas como herramienta base en la identificación, evaluación y ejecución de diversas transacciones, las cuales se encuentran en proceso de materialización. Finalmente, esta área ha continuado desarrollando nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones; así como de sus foros y participación en el debate económico nacional.

NEGOCIO FINANCIERO

Tesorería

Durante el segundo semestre de 2009, se evidenció una recuperación de los indicadores económicos a nivel mundial generando optimismo en los mercados financieros y una marcada valorización en activos de riesgo como las acciones, bonos emergentes y materias primas.

En el ámbito local, el Banco de la República continuó con una política monetaria expansiva bajando las tasas de interés 100 puntos básicos desde un 4.5% en junio de 2009 a un 3.5% a diciembre de 2009 completando una disminución de 600 puntos básicos en el año. De otra parte, al cierre de 2009 otorgó liquidez adicional al mercado por un valor de US$ 3 billones a través de la compra de TES. La lectura adecuada de estas políticas y del comportamiento de los mercados (contra-cíclicos en la renta fija) permitió a la tesorería generar utilidades operativas históricamente altas en el año 2009, por valor de $ 70.784 millones, manteniendo la prudencia en el manejo de los riesgos.

En el segundo semestre de 2009 se mantuvieron las oportunidades en los mercados de renta fija dada la coyuntura de reducción de tasas en dólares y en pesos, derivada de las políticas expansionistas emprendidas por los bancos centrales, con el fin de enfrentar la crisis global, que iniciaron desde el tercer trimestre de 2008.

Corficolombiana se consolidó como uno de los participantes líderes en el mercado local de deuda pública con su presencia dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 4º lugar dentro del ranking general a diciembre de 2009, con una participación del 5.27% del mercado primario y del 8.04% del mercado secundario (SEN).

Al cierre del segundo semestre de 2009, el portafolio de inversiones de renta fija de la Corporación ascendió a $2.199.098 millones con un crecimiento del 64.3% frente al primer semestre de 2009; En el portafolio se adicionaron nuevos títulos, principalmente en tasa fija con el fin de obtener valorizaciones durante el año 2010.

En el mercado de moneda extranjera, Corficolombiana mantiene una importante presencia, tanto con clientes locales como internacionales que operan en el mercado Colombiano. Al cierre de diciembre de 2009 el portafolio de derivados peso–dólar ascendía a USD $ 2.284 millones, aumentando el 19.14% durante el segundo semestre del año manteniendo así, su dinámica positiva. La participación de la Corporación en el mercado de derivados peso–dólar hasta el mes de noviembre de 2009 fue de 6.67%.

En el mercado spot peso–dólar, la participación de la Corporación a diciembre de 2009 fue de 14.98%, manteniendo su liderazgo en este mercado y aprovechando las altas volatilidades en este período. Este resultado consolidó a la Corporación como la segunda institución con mayor presencia en el mercado spot en Colombia.

Respecto de las operaciones en otros mercados internacionales tales como trading en monedas G10 y latinoamericanas es importante destacar su contribución a la generación de ingresos durante este período.

En el segundo semestre de 2009 Corficolombiana continuó capitalizando las oportunidades de inversión en títulos denominados en moneda extranjera, generando atractivas tasas de retorno al incorporar las coberturas cambiarias, contribuyendo a la rentabilidad general del portafolio de la tesorería.

Estas rentabilidades fueron el resultado de la causación de intereses, de la valorización de los bonos en moneda extrajera y del ajuste en la curva de las devaluaciones frente al nivel al cual estaban pactadas dichas coberturas. Adicionalmente, las operaciones de cobertura a través de la venta y compra de opciones peso–dólar para clientes del sector real e institucional generaron excelentes resultados durante este período.

De otra parte, como estrategia en el tema de fondeo se redujo desde los últimos meses de 2008 el plazo de maduración de los CDTs con el objeto de repreciar dichos fondos a menor tasa en un corto plazo, teniendo en cuenta que el Banco de la República inició en diciembre de 2008 una política monetaria expansiva. Es así como a diciembre de 2009 la tasa de captación de CDTs disminuyó en 548 puntos básicos en línea con la reducción de la DTF y de la tasa de intervención del Banco República.

Lo anterior, permitió generar, adicionalmente al manejo del portafolio de inversiones, una mayor rentabilidad por la disminución en el costo del fondeo.

Banca Privada

Esta unidad de negocio, administró recursos para la Corporación y sus Filiales financieras por un valor de $747.000 millones, con un crecimiento para el segundo semestre de 3.75%. Este comportamiento, inferior al del primer semestre del año, estuvo influenciado por la aguda reducción de tasas de interés inducida por la autoridad monetaria para estimular el crecimiento económico y salir de los estadios recesivos de los semestres anteriores.

La persistencia en la estrategia de vinculación de nuevos clientes, permitió que los depósitos captados para la Corporación a través de certificados de depósito a término crecieran durante el segundo semestre en 3% con un saldo al cierre de diciembre 31 de $334.722.188 millones. Igualmente y de manera consecuente con la disminución de tasas en el mercado, al cierre de diciembre la tasa promedio de captación fue de 4.98%, una disminución de 271 puntos básicos frente a junio de 2009 y de 495 puntos básicos frente a diciembre de 2008, para los mismos periodos, la tasa DTF promedio móvil 180 días, presentó una disminución de 209 puntos básicos y 454 puntos básicos respectivamente.

Los depósitos administrados para nuestra filial Leasing Corficolombiana ascendió a $233.039 millones, con un crecimiento semestral de 7.0% igualmente, y al obtener nuestra filial la calificación de riesgo AAA, este crecimiento estuvo acompañado de una significativa reducción en el costo de captación, manteniendo la compañía uno de los costos de recursos más bajos dentro de las compañías especializadas del sector.

El comportamiento del segundo semestre en los recursos administrados para las carteras colectivas de nuestra filial Fiduciaria Corficolombiana, contrastó con la gran dinámica del primer semestre; al cerrar el mes de diciembre los saldos frente al mes de junio presentaron una reducción de 5%, originada en gran parte por la alta volatilidad y disminución de rentabilidad que presentaron los retornos de las carteras colectivas del sistema fiduciario en general. Comparado el saldo de cierre a diciembre de 2009, $117.099 millones, con los recursos administrados a diciembre de 2008, se observó un crecimiento anual de 40%.

Una gran dinámica presentaron las operaciones realizadas para Casa de Bolsa, el desarrollo de nuevos productos y la consolidación de estrategias permitieron generar para la misma, comisiones por valor de $1.006 millones, cifra superior en 20% al valor de las comisiones registradas en el primer semestre del año y un 67% más que las generadas en el segundo semestre del año anterior. El buen crecimiento estuvo soportado en la cada vez más consolidada actividad de administración de portafolio de terceros, la dinámica presentada por el mercado accionario y la toma de utilidades de los inversionistas en papeles de deuda pública originadas en la atractiva valorización registrada por estos papeles a lo largo del semestre.

ACTIVIDAD COMERCIAL MERCADEO

Posicionamiento y Comunicaciones

Durante el año 2009 se desarrolló una estrategia de posicionamiento enfocada en resaltar a la Corporación como un sólido inversionista estratégico; para esto y aprovechando los 50 años de existencia de nuestra institución, se diseñaron y llevaron a cabo varias estrategias:

Para resaltar las inversiones y proyectos representativos de la Corporación en sus 50 años de existencia, se planeó, diseñó y editó el libro "Huellas del Futuro", con un enfoque de alto contenido visual el cual fue distribuido en el mes de diciembre a empleados, clientes, proveedores y demás relacionados.

Para posicionar a la Corporación y a su área de investigaciones económicas como generadores de opinión, se diseñó un cronograma para participar en los principales foros económicos y de infraestructura del país, mediante el auspicio de conferencistas internacionales de primer nivel y la intervención de funcionarios de Corficolombiana. Como complemento a la parte académica se desarrolló un plan de mercadeo apoyado con innovaciones tecnológicas enfocado a fortalecer la imagen de la entidad como sólido inversionista.

Investigación de Mercados

Durante el segundo semestre se realizó un trabajo en profundidad con clientes de Banca Privada para determinar hábitos de compra, comportamientos, gustos y preferencias. Los resultados de este trabajo permitirán el diseño y elaboración de nuevas opciones de manejo comercial con nuestros clientes

Mercadeo Relacional

Se llevaron a cabo campañas de fidelización para Banca Privada y Tesorería y las filiales financieras.

En el segundo semestre se diseñó y desarrolló el modelo funcional para el proyecto de CRM, en todo lo relacionado con unificación de bases de datos y gestión de venta, el cual debe entrar en operación en el primer semestre del año 2010.

Canales Electrónicos

Se definieron los nuevos diseños de los portales de Corporación y Filiales y se desarrollaron las herramientas funcionales para el envío de correos a clientes y a usuarios del portal financiero.

Respecto al portal de móviles, Monitor Móvil, consolidó su presencia en el mercado y se optimizó la funcionalidad del cargue de información.

Productos

En Leasing Corficolombiana se implementó el producto de Leasing Operativo (Tecnoleasing) y se apoyó a la Corporación en el seguimiento de productos y servicios en general.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el segundo semestre de 2009 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 32.95%. La utilidad neta para el ejercicio fue de $6.984 millones frente a $9.270 del primer semestre del 2009. Los ingresos por comisiones y honorarios en el segundo semestre de 2009 arrojaron un valor de $18.498 millones, con una variación de 14.18% frente a los ingresos del primer semestre del año 2009.

El valor de activos administrados de $6.7 billones al cierre del segundo semestre de 2009, sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del segundo semestre del 2009 se situó en $49.318 millones mostrando un crecimiento del 18% frente a junio de 2009 cuando el patrimonio alcanzó un valor de $41.832 millones. El pasivo total ascendió a $18.213 millones y el activo a $67.531 millones, cifra que incluye $58.587 millones del portafolio propio de la Fiduciaria.

Durante el 2010 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión, con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana y carteras colectivas para el sector público y acciones. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

Dado el redireccionamiento de la compañía hacia el mercado Pyme, y los cambios en la estructura de las áreas comercial, de riesgo y de cartera, que esto implicó, la compañía registró a diciembre del 2009 un incremento del 0.17% en el saldo de los Activos en Leasing y Cartera de Crédito Netos, el cual pasó de $503.088 millones en junio de 2009 a $503.943 millones al cierre de diciembre de 2009.

Las utilidades en el segundo semestre del año alcanzaron un valor de $5.884 millones, lo que representa una disminución del 14.10% frente al resultado obtenido al finalizar el primer semestre del año 2009, que fue de $6.850 millones y un incremento del 14.97% comparado con el cierre de diciembre del año anterior.

Al 31 de diciembre de 2009 el indicador de cartera vencida se ubicó en 3.78% presentando una disminución frente al indicador de cartera vencida de 6.49% obtenido en junio de 2009. Esto se debe principalmente al proceso que se adelanta en materia de gestión de cobranza como estrategia de normalización de la cartera. El gasto total por provisiones de cartera y contratos leasing fue $8.491 millones a diciembre de 2009, disminuyendo un 6.18% frente al gasto de provisiones registrado a junio de 2009.

En la asamblea de agosto de 2009 se aprobó la capitalización de la compañía por $2.126 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año 2009. Igualmente se aprobó una reserva ocasional para la protección de la cartera de créditos por $ 1.300 millones. A diciembre de 2009 el patrimonio registró un valor de $70.566 millones, lo que representa un incremento del 3.16% con respecto a junio de 2009 y de 13.16% comparado con el cierre de diciembre del año anterior. La rentabilidad patrimonial en el segundo semestre fue de 20.09% y el indicador de solvencia cerró en 14.09%.

La Superintendencia Financiera de Colombia aprobó la inscripción en el RNVE de la Emisión de Bonos 2009 con un cupo global por $500.000 millones para ser colocado en 5 años. Esta Emisión obtuvo la máxima calificación AAA Col (Triple A Colombia) otorgada por la Calificadora de Riesgo Fitch Ratings Colombia S.A.

Banco Corficolombiana (Panamá)

Los cambios estratégicos que iniciaron a principios del segundo semestre del año 2009 respondieron de manera efectiva a los objetivos propuestos. Se mantuvo el modelo de inversión, el cual consistió en captar recursos al público en moneda extranjera y la administración eficiente de portafolios de inversión en Tesorería.

La operación financiera registró una utilidad en el segundo semestre de US$ 642 M cerrando en US$ 741 M a diciembre del año 2009, cifra que contrasta de manera importante con los US$ 98 M de utilidad logrados a junio de 2009 y los US$ 67M generados el año 2008.

El activo registró un crecimiento del 64%, frente al primer semestre de 2009, y del 83% frente al año 2008, alcanzando a diciembre de 2009 un valor de US$ 52.313 M, de los cuales la cuenta de inversiones participó en un 80%. Lo anterior fue la consecuencia de haber logrado un incremento semestral en las captaciones de más del 74%. Por consiguiente, el pasivo del Banco cerró en el 2009 en US$ 45.546 M.

El patrimonio de los accionistas reflejó un incremento en el segundo semestre de US$ 964 M el cual cerró en US$ 6.776 M a diciembre de 2009, lo que representó un crecimiento del 16% con respecto al primer semestre del mismo año y del 69% frente al cierre del año 2008.

Durante el año 2010 se avanzará en la acertada gestión comercial de captación de recursos a nivel nacional y se trabajará en complementar el portafolio de servicios. De igual manera a nivel de Tesorería, se mantendrá la estrategia de inversión en activos de emisores con alta solidez financiera.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija, divisas y derivados.

La Corporación tiene un módulo de cupos, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

En el Comité de Riesgo (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Durante el año 2009, la gestión del riesgo de liquidez se fundamentó en el cumplimiento de la Circular Externa 016 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 y establece las Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL). A partir de enero de 2009 se ha reportado el Indicador de Riesgo de Liquidez (IRL) a la Superintendencia Financiera, mostrando que la Corporación tiene activos líquidos ajustados por liquidez de mercado, riesgo cambiario y encaje requerido (ALM) para respaldar ampliamente sus requerimientos de liquidez.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

La Corporación cuenta con un Sistema de Administración de Riesgo Operacional el cual se compone de los siguientes elementos:

1) Mapas de riesgo: Permite este elemento identificar los riesgos asociados a cada uno de los procesos, así como los controles que los mitigan.
2) Registro de eventos: Base de datos de eventos de riesgo operacional sucedidos en la Corporación. A continuación un resumen de cómo está conformada esta base:

Tipo de evento	# de registros
Fallas en los procesos	188
Fallos en los sistemas	82
Prácticas de negocio	44
Otros	22

Proceso	# de registros
Misional	241
Apoyo	78
Estratégico	17

Tipo de pérdida	# de registros
Tipo B (Sin impacto en PyG)	286
Tipo A (Con impacto en PyG)	28
Tipo C (cuasipérdida)	22

Los 28 eventos registrados tipo A, suman $153.6 millones.

3) Indicadores. El proceso de monitoreo de riesgo operacional se realiza a través de indicadores los cuales tienen medición mensual.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada como instrumento para el lavado de activos y/o la financiación del terrorismo.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, en cumplimiento de las normas emitidas en tal sentido por la Superintendencia Financiera de Colombia la Corporación cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado principalmente por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades, el cual está contenido en el Manual de SARLAFT aprobado por la Junta Directiva.

Durante el segundo semestre de 2009, se evaluaron los riesgos identificados y los controles, y se monitorearon los resultados. Adicionalmente se llevó a cabo el análisis y diagnóstico de riesgo en las principales empresas del sector real que conforman el portafolio de inversiones de capital de la Corporación. En el proceso no se observaron exposiciones a niveles superiores de riesgos de lavado de activos y financiación del terrorismo en ninguna de las entidades.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2009, Corficolombiana contaba con una planta de 277 funcionarios, presentándose una disminución del 7,35% frente a los 299 funcionarios al cierre del año 2008.

Durante el 2009, la Corporación consolidó el proceso de ajuste en su estructura organizacional, física y tecnológica; resultado de los cambios dados por la movilización hacia Bogotá, de las áreas con funciones de Dirección General que estaban ubicadas en la ciudad de Cali, el traslado de funcionarios resultante de este proceso, la implementación de acciones para el desarrollo de la estrategia de Banca Comercial y la revisión e implementación de políticas, procesos y procedimientos adecuados a las nuevas reglamentaciones y circulares aplicables a la Corporación.

Se continuó con el fortalecimiento de las áreas de negocio, y con la estrategia de racionalización del gasto.

AVANCES TECNOLÓGICOS

En el transcurso del segundo semestre del año 2009 se llevaron a cabo proyectos tendientes a garantizar el soporte de la operación de la Corporación de forma eficiente y segura, a continuación se presenta un resumen de los proyectos más relevantes:

- Se avanzó en la implementación de la solución de CRM PeopleSoft en lo que respecta a los módulos de cliente único y ventas finalizando las etapas de desarrollo y pruebas técnicas.
- Se dio inicio a la construcción del nuevo portal transaccional de la Corporación y sus filiales financieras.
- Se efectuó la implementación de los nuevos requerimientos de norma para el proceso de generación de información para la UIAF.
- Se realizó la Implementación de los requerimientos necesarios para el cumplimiento de la circular 25, 21, 16 y 18 de la Superfinanciera que ajustan la normativa del negocio de inversiones de renta fija, renta variable y divisas.
- Se llevó a cabo la redefinición de estrategia del plan de continuidad de negocio a raíz de los cambios de ubicación de los centros de cómputo de producción y contingencia a las ciudades de Bogota y Cali respectivamente.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

CENTRALIZACIÓN DE AREAS EN BOGOTA

Con el fin de centralizar los procesos y concentrar todas las áreas de la Corporación en un mismo lugar, se finalizó el proceso de traslado de la mesa de dinero y el backoffice de tesorería de Cali a Bogotá, permitiendo así la optimización de procesos y la sinergia entre las unidades de negocio de la Corporación.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, es así como se finalizó la fase II en el mes de marzo de 2009. Para la fase III y de acuerdo con lo establecido se remitieron a la Superfinanciera los informes de avance respectivos, con corte a junio 30, septiembre 30 y diciembre 31 de 2009 respectivamente.

COMITÉ DE AUDITORIA

El Comité de Auditoria como órgano encargado de la evaluación del control interno, en apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del Sistema de Control Interno de la Corporación, efectuó reunión el día julio 29 de 2009, 26 de agosto de 2009 y diciembre 16 de 2009, donde se analizó entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) Estados financieros con corte a junio 30 de 2009 y noviembre 30 de 2009.

b) Situación de la cartera con corte a junio 30 de 2009 y noviembre 30 de 2009

c) El Comité supervisó la implementación y cumplimiento de la norma relacionada con el Sistema de Administración de Riesgo de Lavado de Activos y Financiación del Terrorismo SARLAFT, velando por la existencia de los controles necesarios para prevenir que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas. En el Comité se presentaron las actividades adelantadas por la Unidad de Cumplimiento.

d) Supervisión de las funciones y actividades de Contraloría en aspectos tales como:

- Informes emitidos por la Contraloría a las diferentes áreas, y filiales de la Corporación del sector financiero y sector real.
- Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
- Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.

e) Revisión de los oficios relevantes recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas por parte de la administración.

f) Revisión de los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas por parte de la administración.

g) En los comités efectuados el Presidente de la Corporación, Dr. José Elías Melo Acosta, presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

h) Presentación de las actas de reuniones del Comité ALCO del período comprendido de agosto 06 de 2009 a noviembre 30 de 2009

i) Analizó y revisó el cronograma y las actividades a realizar para el cumplimiento de la circular 014 hoy circular 038, emitida por la Superintendencia Financiera de Colombia, sobre las Instrucciones relativas a la revisión y adecuación del Sistema de Control interno (SCI) especialmente en cumplimiento a lo establecido en la Fase No 1 Ambiente de control, temas:

- Código de Gobierno Corporativo
- Código de conducta
- Manuales de funciones y procedimientos de selección, inducción, capacitación, evaluación y sistemas de compensación
- Organigrama
- Planeación estratégica

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control interno de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Documentación sobre las actividades, evaluaciones y recomendaciones del Comité.
- Cabal cumplimiento a lo establecido en circular 038, de la Superintendencia Financiera de Colombia, sobre revisión y adecuación del Sistema de Control Interno (SCI) especialmente en cumplimiento a lo establecido en la Fase No 1 Ambiente de control.

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementado el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

La Corporación cuenta dentro de su estructura organizacional con una Unidad dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2009 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención a través de los informes presentados por el Oficial de Cumplimiento y la Revisoría Fiscal.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del segundo semestre del año 2009 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. Principios y normas de contabilidad

Congreso de la República. Ley 1314 de 2009 *"por la cual se regulan los principios y normas de contabilidad e información financiera y de aseguramiento de información aceptados en Colombia, se señalan las autoridades competentes, el procedimiento para su expedición y se determinan las entidades responsables de vigilar su cumplimiento"*.

Se faculta al Gobierno Nacional para expedir normas contables, de información financiera y de aseguramiento de la información, acordes con los principios generales establecidos en la Ley, que conformen un sistema único y homogéneo de alta calidad, comprensible y de forzosa observancia, convergente con estándares internacionales de aceptación mundial.

La Ley permite, entre otros, que el sistema documental contable, los comprobantes, los libros e informes de gestión, y los estados financieros con sus notas, sean preparados, conservados y difundidos electrónicamente.

Las normas que se expidan en desarrollo de las facultades conferidas por la Ley entrarán en vigencia el 1° de enero del segundo año gravable siguiente al de su promulgación, a menos que en virtud de su complejidad, se considere necesario establecer un plazo diferente.

2. Reforma Financiera

Congreso de la República. Ley 1328 de 2009, *"por la cual se dictan normas en materia financiera, de seguros, del mercado de valores y otras disposiciones".*

Las modificaciones introducidas al sistema financiero a través de esta Ley, buscan, entre otras cosas, adicionar las facultades de intervención del Gobierno Nacional en las actividades financiera, aseguradora y bursátil; incluir algunos principios que orientan la actuación administrativa de la Superintendencia Financiera de Colombia; modificar la estructura del sistema financiero; incorporar como legislación permanente los acuerdos firmados en los tratados de libre comercio para los servicios financieros; crear un sistema de ahorro voluntario para la vejez, conocido como Beneficios Económicos Periódicos y desarrollar el régimen de protección del consumidor financiero, que incluye la obligación de las entidades vigiladas de implementar el Sistema de Atención al Consumidor Financiero (SAC).

En particular, en relación con las corporaciones financieras, deroga el artículo 12 de la Ley 510 de 1999 que establecía límites a las inversiones de capital de las mismas.

3. Protección de la competencia

Congreso de la República. Ley 1340 de 2009, *"por medio de la cual se dictan normas en materia de protección de la competencia".*

Actualiza la normatividad en materia de protección de la competencia para adecuarla a las condiciones actuales de los mercados, facilitar a los usuarios su adecuado seguimiento y optimizar las herramientas con que cuentan las autoridades para alcanzar la libre participación de las empresas en el mercado, el bienestar de los consumidores y la eficiencia económica.

En cuanto a los procesos de integración o reorganización empresarial en los que participen exclusivamente las entidades vigiladas por la Superintendencia Financiera de Colombia, la Ley dispone que ésta última entidad conocerá y decidirá sobre la procedencia de esas operaciones, pero tendrá la obligación de requerir previamente a su pronunciamiento, el análisis de la Superintendencia de Industria y Comercio sobre el efecto de dichas operaciones en la libre competencia.

4. Reforma Código Penal

Congreso de la República. Ley 1357 de 2009, *"por la cual se modifica el Código Penal"*

La Ley amplia las conductas que tipifican el delito de captación masiva y habitual de dinero y fortalece las penas establecidas para el mismo.

En particular, en relación con los miembros de Junta Directiva, representantes legales, administradores o empleados de una institución financiera que, con el fin de ocultar o encubrir el origen ilícito del dinero, omitan el cumplimiento de alguno o todos los mecanismos de control establecidos por el ordenamiento jurídico para las transacciones en efectivo establece, por esa sola conducta, pena de prisión y multa.

5. Reforma Estatuto Tributario

Congreso de la República. Ley 1370 de 2009, *"por la cual se adiciona parcialmente el Estatuto Tributario"*

Dentro de las disposiciones contenidas en esta Ley se encuentra la creación, para el año 2011, del impuesto al patrimonio, a cargo, entre otras, de las personas naturales o jurídicas contribuyentes declarantes del impuesto sobre la renta, cuya riqueza al 10 de enero de 2011, sea igual o superior a $3.000.000.000. Para efectos de este gravamen, el concepto de riqueza es equivalente al total del patrimonio líquido del obligado.

La base imponible del impuesto está constituida por el valor del patrimonio liquido del contribuyente poseído al 10 de enero de 2011, excluyendo el valor patrimonial neto de las acciones poseídas en sociedades nacionales, así como los primeros $319.215.000 del valor de la casa o apartamento de habitación. La tarifa del impuesto es del 2.4% para patrimonios cuya base gravable sea igual o superior a $3.000.000.000 sin que exceda de $5.000.000.000 y del 4.8% para patrimonios cuya base gravable sea igual superior a esta última cifra.

El impuesto se causará por una sola vez y debe pagarse en 8 cuotas iguales, durante los años 2011, 2012, 2013 y 2014.

6. Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior

Ministerio de Hacienda y Crédito Público. Decreto 2603 de 2009, *"por el cual se modifica el Régimen General de Inversiones de capital del exterior en Colombia y de capital colombiano en el exterior"*

Establece que las inversiones directas y las inversiones de portafolio en divisas, se deberán registrar con la presentación de la declaración de cambio correspondiente a su canalización a través del mercado cambiario. Así mismo, determina las excepciones a esa regla.

7. Factura como título valor

Ministerio de Comercio, Industria y Turismo. Decreto 3327 de 2009, *"por el cual se reglamenta parcialmente la Ley 1231 del 17 de julio de 2008 y se dictan otras disposiciones".*

Se establecen los requisitos para que toda factura de venta de bienes o de prestación de servicios sea un titulo valor. En esta norma se determinan también los parámetros para la aceptación de la factura, los efectos de la omisión de los requisitos, el recibo de la copia por el comprador o beneficiario del servicio y el procedimiento aplicable para el endoso y pago de la factura.

Cabe destacar que se deja claro que únicamente las facturas de las ventas a crédito son las que se pueden convertir en título valor y que las copias de la factura sirven como soporte del costo fiscal para el comprador.

8. Responsabilidad social

Ministerio de Hacienda y Crédito Público. Decreto 3341 de 2009, *"Por el cual se reglamenta el artículo 96 de la Ley 1328 de 2009".*

Señala la forma como las entidades que pertenecen al sistema financiero, entre otras, deben divulgar al público los programas que tengan implementados para atender a los sectores menos favorecidos del país, en cumplimiento del programa denominado balance social, creado por la Ley 1328 de 2009.

La primera información debe suministrarse en el primer trimestre del año 2010.

9. Operaciones de intermediación de valores

Ministerio de Hacienda y Crédito Público. Decreto 4939 de 2009, *"Por el cual se modifica la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores"*

Define la asesoría a terceros respecto de operaciones del mercado bursátil y el ofrecimiento de valores como operaciones de intermediación de valores y hace explícito que exclusivamente podrán realizarse por entidades sometidas a la inspección y vigilancia de la Superintendencia Financiera de Colombia. De igual manera, dispone que quienes presten asesoría deberán estar expresamente autorizados para el efecto e inscritos en el Registro Nacional de Profesionales del Mercado de Valores -RNPMV-.

Adicionalmente, establece que el impartir órdenes que le corresponden a los clientes en las operaciones de intermediación de valores, si se ejerce como profesión u oficio por personas que no se encuentran supervisadas por la Superintendencia Financiera de Colombia, es una actividad ilegal.

10. Clasificación, valoración y contabilización de inversiones

Superintendencia Financiera de Colombia. Circular Externa 030 de 2009. Por medio de la cual se modifica el Capítulo I de la Circular Básica Contable y

Financiera contentivo de las reglas para la valoración y la contabilización de inversiones.

Elimina el índice de bursatilidad como referente de valoración y ajusta el método de valoración de las acciones no inscritas en bolsa. De la misma forma, le otorga a las entidades vigiladas la facultad de diferir las pérdidas y utilidades que se generen como consecuencia de la aplicación de los cambios señalados, con sujeción a las reglas contenidas en la Circular.

Adicionalmente establece que toda la información atinente a los resultados económicos producto del cambio de valoración, es decir, las pérdidas y/o ganancias, deberán ser informadas a los accionistas de las entidades vigiladas constituidas como sociedades anónimas.

11. Sistema de Control Interno

Superintendencia Financiera de Colombia. Circular Externa 038 de 2009. Modificación a la Circular Externa 014 de 2009.

Para facilitar la adecuada aplicación de las disposiciones contenidas en la Circular Externa 014 de 2009, relacionadas con las instrucciones para la revisión y adecuación del Sistema de Control Interno (SCI) de las entidades supervisadas, la Superintendencia modifica el numeral 7° del Capítulo IX Título Primero de la Circular Externa 007 de 1996.

Es así que se extienden los plazos para la implementación de los elementos que componen el SCI y se precisan, respecto de cada uno de ellos, los requisitos objeto de certificación por parte del Presidente de la Junta Directiva y el Representante Legal de las entidades sometidas a inspección y vigilancia de la Superfinanciera.

Igualmente, se indica que en las fechas establecidas deberá haber culminado la estructuración de las políticas, procedimientos y documentos rectores del SCI, pero, se recuerda, que su aplicación, consolidación y mantenimiento es un proceso de carácter permanente, cuya evolución será revisada por el ente de control en ejercicio de las funciones de supervisión.

12. Riesgo de Liquidez

Superintendencia Financiera de Colombia. Circular Externa 042 de 2009. Modificación al Capítulo VI de la Circular Externa 100 de 1995 "Reglas relativas a la administración del Riesgo de Liquidez", proformas y anexos.

Para el adecuado desarrollo e implementación del Sistema de Administración del Riesgo de Liquidez "SARL", entre otras medidas, se crean reglas para la medición de ese riesgo aplicables a los diferentes grupos de entidades; se modifican o complementan las definiciones, incluyendo la de riesgo de liquidez; se profundiza la gestión del riesgo de liquidez en el análisis de las etapas y elementos del SARL, que aplica tanto a entidades individuales como al conglomerado financiero.

13. Operaciones sobre divisas

Banco de la República. Resolución Externa 10 de 2009. Por la cual se expiden regulaciones en materia cambiaria.

Modifica la Resolución Externa 04 de 2009 del Banrepública. Determina, entre otros asuntos, que los sistemas que realicen la negociación o el registro de operaciones de instrumentos estandarizados sobre divisas, sus administradores y sus afiliados, están sometidos a las disposiciones contenidas en la Ley 964 de 2005 y en los decretos que la desarrollen o reglamenten.

Así mismo, establece que los intermediarios del mercado cambiario podrán registrar en un sistema de registro de operaciones sobre divisas las operaciones que negocien a través de un sistema de negociación, y autoriza a la Nación-Ministerio de Hacienda y Crédito Publico y a los agentes del exterior autorizados para realizar operaciones de derivados sobre divisas de manera profesional con los intermediarios del mercado cambiario, a participar en los sistemas de negociación de operaciones sobre divisas.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.



JOSE ELÍAS MELO ACOSTA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.